As filed with the Securities and Exchange Commission on September 16, 2020.

Registration No. 333-248255

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITY SOFTWARE INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	27-0334803
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 3rd Street

San Francisco, California 94103

(415) 539-3162

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Riccitiello

President and Chief Executive Officer

Unity Software Inc.

30 3rd Street

San Francisco, California 94103

(415) 539-3162

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel Proffitt Jon Avina Jonie Kondracki Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Ruth Ann Keene Nora Go Unity Software Inc. 30 3rd Street San Francisco, California 94103 (415) 539-3162	John Savva Sarah Payne Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

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		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Subject to Completion. Dated September 16, 2020. 25,000,000 Shares Unity Software Inc. Common Stock This is an initial public offering of shares of common stock of Unity Software Inc. All of the 25,000,000 shares of common stock are being sold by us. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $44.00 and $48.00. Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “U”. We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Per Share Total Initial public offering price $ $ Underwriting discount(1). $ $ Proceeds, before expenses, to Unity Software Inc.$ $ (1) See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters. To the extent that the underwriters sell more than 25,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,750,000 shares of common stock from us at the initial public offering price less the underwriting discount. The underwriters expect to deliver the shares against payment in New York, New York on , 2020. Goldman Sachs & Co. LLC Credit Suisse BofA Securities Barclays William Blair Oppenheimer & Co. Piper Sandler Stifel Wedbush Securities Academy Securities Siebert Williams Shank Prospectus dated , 2020.

unity

We are the world’s leading platform for creating and operating interactive, real-time 3D content 1.5M monthly active creators1 50%+ mobile games, PC games and console games combined, made with Unity2 3B+ app downloads per month3 1 As of June 30, 2020 2 In 2019, estimated by Unity. Mobile share based on top 1,000 games on the Apple App Store and Google Play Store. 3 App downloads per month represent applications developed by creators using Unity in 2019. unity

“We believe the world is a better place with more creators in it.” – John Riccitiello, CEO Creativity on a global scale 15K+ new projects made per day1 190+ countries and territories in the world have Unity creators2 1 In the first half of 2020 2 As of June 30, 2020 unity playrix township Moon Studios Ori and the Will of the Wisps Shop 9 DeKalb Mediatonic Fall Guys: Ultimate knockout Oddworld inhabitants Oddworld: Soulstorm Ustwo Games Monument Valley 2 Studio Gale Tomoncar MEC AR/VR Tent Viewer

Architecture, Engineering & Construction 9 DeKalb, Shop Architects Games Monument Valley 2, ustwo games Media & Entertainment Crow: The Legend, Baobab Studios Automotive, Transportation & Manufacturing Volvo Cars

Prospectus

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” “Unity,” and “Unity Technologies” refer to Unity Software Inc. and its consolidated subsidiaries.

UNITY SOFTWARE INC.

Overview

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content.

We believe the world is a better place with more creators in it. Creators, ranging from game developers to artists, architects, automotive designers, filmmakers and others, use Unity to make their imaginations come to life.

Our platform provides a comprehensive set of software solutions to create, run and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. As of June 30, 2020, we had approximately 1.5 million monthly active creators in over 190 countries and territories worldwide. The applications developed by these creators were downloaded over three billion times per month in 2019 on over 1.5 billion unique devices.

Content built on the Unity platform offers end-users a fundamentally more engaging and immersive experience than traditional static content. Content made with Unity is interactive, allowing end-users to connect with the content and with one another. Content made with Unity is real-time, allowing it to instantly adapt to end-user behavior and feedback. Content made with Unity allows graphics to be expressed with 3D shape and depth, permitting multiple viewing angles, and enabling augmented and virtual reality.

Real-time is not just a part of the end-user experience. Building content on Unity offers creators significant advantages in development compared to traditional content creation tools. Creators can visualize and iterate on their 2D and 3D creations in real-time and collaborate with each other to edit content simultaneously. This can lead to significant reductions in design and development cycle times.

Improvements in computational power, greater connectivity and the proliferation of devices like smartphones, PCs and consoles have enabled an explosion of immersive and interactive content. The gaming industry has benefited enormously from these factors, with over 2.5 billion gamers driving the fastest growing sector in media today.

Unity has built its reputation in gaming, and our scale and reach in this industry are significant. We estimate that in 2019, on a global basis, 53% of the top 1,000 mobile games on the Apple App Store and Google Play and over 50% of such mobile games, PC games and console games combined were made with Unity. Unity’s platform helps game developers—from the largest publishers in the world with teams of hundreds, to mid-sized, small and independent publishers, to individual creators—build and operate high quality games, rapidly and efficiently. Unity games can be built once and deployed and operated across more than 20 platforms, including Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, and the leading augmented and virtual reality platforms, among others. As gaming has proliferated, the business models for content have evolved beyond one-time purchases to include advertising and in-app purchases. Unity enables these new business models by providing creators with the solutions they need to easily run and monetize their content.

The dramatic growth of end-user demand for interactive content is driving industries beyond gaming to embrace the advantages of real-time 3D content. Creators are leveraging our platform to provide faster content creation and efficient deployment across formats and use cases. Today, Fortune and Global 500 companies in industries such as architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail are using Unity across many new use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation, and augmented reality workplace safety training. These new forms of content are emerging parts of our business and represent a significant opportunity for growth.

Our platform consists of two distinct, but connected and synergistic sets of solutions. Our Create Solutions are used by content creators—developers, artists, designers, engineers and architects—to create interactive, real-time 2D and 3D content. Our Operate Solutions offer customers the ability to grow and engage their end-user base, as well as run and monetize their content with the goal of optimizing end-user acquisition and operational costs while increasing the lifetime value of their end-users.

We offer our Create Solutions primarily through monthly subscriptions and our Operate Solutions primarily through revenue-share and usage-based models. This allows us to generate revenue from our customers as they develop content and also as they succeed and grow. Subscriptions for our Create Solutions drive adoption of our Operate Solutions. For the year ended December 31, 2019, and the six months ended June 30, 2020, 63% and 64%, respectively, of our Operate Solutions revenue that came from customers with over $100,000 in annual revenue was from customers that also used our Create Solutions.

We see significant opportunities to grow our business. We believe today we address a total market opportunity of approximately $29 billion across both gaming and other industries. Looking to the future, we believe there are large opportunities within and beyond the industries and use cases we currently serve that represent a market potential multiple times larger than our opportunity today. We are investing aggressively in research and development and direct sales and marketing to support the expansion of our business in games and across multiple industries and use cases.

We have experienced rapid growth. Our revenue grew from $380.8 million to $541.8 million for the years ended December 31, 2018 and 2019, respectively, representing year-over-year growth of 42%, and from $252.8 million to $351.3 million for the six months ended June 30, 2019 and 2020, respectively, representing period-over-period growth of 39%. We generated net losses for the years ended December 31, 2018 and 2019, and six months ended June 30, 2019 and 2020, of $131.6 million, $163.2 million, $67.1 million and $54.1 million, respectively, which included $20.9 million, $44.5 million, $14.8 million and $21.7 million, respectively, of stock-based compensation expense. We reduced our net cash used in operating activities from $81.1 million to $67.9 million for the years ended December 31, 2018 and 2019, respectively, and from $19.8 million to $15.4 million for the six months ended June 30, 2019 and 2020, respectively.

The Future is Interactive, Real-Time 3D

For almost a hundred years, photos and video content have largely been created by the same means—capturing three dimensional images through a 2D lens and projecting them onto a 2D surface. Technology has introduced digital cameras, lenses for capturing images at astonishing resolutions and powerful software tools that allow creators to edit and manipulate images with limitless possibilities. Still, the basic processes and technology related to content and content creation revolve around building 2D, asynchronous, non-interactive, static content.

The world is changing. Leaps forward in compute power and bandwidth are enabling an explosion in interactive, real-time 3D content—led by games and now spreading rapidly into other industries. We have moved from a static content world to one of lifelike, dynamic content—where 2D images are no longer projected to create video, but where fully interactive, 3D virtual objects, environments and complete worlds can be digitally rendered in real-time using software. Nowhere has real-time 3D had a larger impact to date than in gaming, which has grown from a less than $15 billion industry 20 years ago to one generating over $140 billion in annual revenue today. Gaming is now the fastest growing category in media with over 2.5 billion gamers worldwide.

Interactive, real-time 3D is:

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Interactive:     allowing end-users from around the world to connect with immersive content as well as one another. Today’s games take players into lifelike scenes and landscapes, where they can engage with dynamic content. In multiplayer environments, content interaction instantly influences other players’ experience of the game. As one player pushes a button for an object to go right, it enters another player’s point of view instantly, in real-time.

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Real-Time:     allowing content to be rendered at up to 120 photorealistic images per second on a digital display. Display pixels can be drawn and redrawn as fast as the human eye can see, rendering content that is instantly responsive to end-user actions and appears lifelike.

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3D:     allowing graphics to be expressed with shape and depth, permitting multiple viewing angles. An end-user can virtually pick up an object, look underneath, move it around and enjoy an entirely new and unique experience, all in the same environment. The opportunities of augmented and virtual reality are only made possible through 3D.

Interactive, real-time 3D is also driving innovation in the content creation process. For example, with real-time technology, creators can live-edit the characteristics of objects in games and applications they design, and these changes can be rendered and displayed faster than the blink of an eye. This instantaneous adaptation allows for creators to simultaneously create and visualize, simplifying the creative process and making collaborative content development more seamless and efficient.

While interactive, real-time 3D has fueled the rise of gaming, the opportunities for this technology and the benefits for creators are impacting many other industries as well. For example, architects, designers and project partners use real-time 3D to simultaneously contribute to the planning and development of a building with rapid, cost-effective iteration. Similarly, real-time 3D technology is driving efficiencies in car development and sales cycles, allowing for interactive, life-like models of cars to be rendered in real-time. In film, real-time 3D technology allows a creator to edit and review a scene instantly, rather than waiting days for server farms to fully render a digital scene. Across these industries and more, our solutions and technology are unlocking new forms of creativity and cost-efficiency that are impossible with traditional tools.

Secular Industry Trends Working in Our Favor

Technology Has Enabled the Transition to Interactive, Real-Time 3D Content

Technology now enables creators to develop immersive, interactive content in real-time. These advancements, which are raising expectations from end-users across industries, are driven by:

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Compute Power:     Interactive, real-time 3D content can now run on low-cost PCs and mobile phones. Advances in graphics processing units, or GPUs, have unlocked a broad variety of high-fidelity real-time 3D content that was previously available only on select high-performance computers and consoles.

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Platforms and Devices:     Today’s consumers have easy, affordable access to interactive, real-time 3D content through a variety of platforms and devices, including PCs, gaming consoles, advanced set-top boxes, tablets and smartphones. In parallel, platform and device capabilities are increasing. More recent versions of PCs, consoles and mobile devices enable augmented and virtual reality, which is expected to drive increased demand for real-time 3D content, and also contribute to increased expectations for new types of real-time 3D content.

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Distribution:     With pervasive streaming and cloud-based content delivery replacing physical forms of distribution, content is now available, on-demand and instantly, and the need to visit retail stores to acquire content is greatly reduced.

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Connectivity:     The proliferation of broadband wireless access is enabling end-users to interact with content and with one another from more locations and on more platforms, significantly increasing access to content.

Real-Time 3D is Proliferating Across Industries

End-users have come to appreciate the value of interactive, real-time 3D content and increasingly expect similar immersive, interactive experiences across both personal media and commercial content. Creators across a wide array of industries beyond gaming are using real-time 3D across new use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation and augmented reality workplace safety training, among others.

The Problem: Creators Need New Ways to Develop, Run and Monetize Their Content

Traditionally, the creation of high fidelity graphic experiences required the development or use of custom, disparate point solutions. In order to build real-time 3D applications, large teams with many engineers would need to invest significant time and resources in the development of tools and technology in order to make even the most basic applications. Building these tools from scratch is both very expensive and time consuming for creators. Today, to serve the increasing demand for real-time 3D content, creators need a comprehensive solution that allows them to efficiently build, run and monetize new applications to satisfy that demand.

Business and monetization models are also changing. For example, in gaming, traditional one-time purchase and downloadable content models are moving to free-to-play, which requires new monetization methods such as advertising and in-app purchases. Games have also increasingly migrated to live services models, hosted in the cloud and regularly updated for content and new features. These new business and monetization models require new technologies and new solutions.

Traditional content development is done on a per-platform basis, often requiring creators to recreate and recode content for each individual platform. This problem is exacerbated by the diversification and explosion in the number of devices and form factors. Creators require solutions that enable them to create content once and deploy it to multiple platforms seamlessly, without having to develop and test code specific to each platform or having to maintain highly specialized teams.

Our Market Opportunity

We believe today we address a total market opportunity of approximately $29 billion across both gaming and other industries.

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Gaming:     In gaming, we estimate the market opportunity for our Create Solutions and Operate Solutions to be approximately $12 billion in 2019 across over 15 million potential creators, growing to over $16 billion in 2025, based on a 2020 study that we commissioned by a third party strategy consulting firm, Altman Vilandrie & Company.

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Industries Beyond Gaming:     In industries beyond gaming, we estimate the market opportunity for our Create Solutions and Operate Solutions to be approximately $17 billion today, based on the number of software developers, architects and designers our solutions could potentially serve.

Looking to the future, we believe there are large opportunities within and beyond the industries and use cases we currently serve that are not captured by the above market opportunity estimates.

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Gaming:     We believe there is a large future opportunity for Unity in gaming that is not captured by the above analysis. We believe we can expand the applicability of our platform to creators with new solutions we are designing for the future, such as assisted artistry workflows, higher performance rendering capabilities and additions to our Operate Solutions.

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AR & VR:     We are the leading platform for creating content for augmented reality and virtual reality applications, which we believe will represent large opportunities for our business in the future as innovations in hardware and connectivity increase capability and drive adoption.

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Industries Beyond Gaming:     There are 37 million engineers and technicians, based on data published by Cambashi in April 2019, who we believe could be additional users of various current and future products that comprise our platform.

We believe these future opportunities represent a market potential multiple times larger than the approximately $29 billion total market opportunity we serve today.

Our Solution

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content. Our platform includes our Create Solutions and Operate Solutions, which complement each other and together provide a comprehensive set of solutions that enable our customers to create, run and monetize their content across a broad range of third-party content distribution platforms.

Our Create Solutions are used to create, edit, run and deploy real-time 2D, as well as high definition, real-time 3D content. Our products include custom scripting tools and a high-definition render pipeline for developers; graphics, animation and audio tools for artists; and navigation, networking and user interface tools for designers.

Our Operate Solutions offer customers the ability to grow and engage their user bases, and to run and monetize their content irrespective of whether the content was created in Unity. Our monetization products, Unity Ads and Unity IAP (In-App Purchases), help developers to maximize the revenue potential of their content. Our end-user engagement products, such as deltaDNA, provide developers with the capability to perform deep analytics to optimize end-user engagement and behavior. Finally, we also offer solutions to simplify the delivery of content and provide back-end management, such as Multiplay for multiplayer hosting in games, or Vivox to enable player-to-player communications in games.

Our platform delivers numerous benefits to creators across organizations of all sizes. These benefits include:

Significantly Faster, High-Quality Production with Real-Time Technology

Unity’s platform enables creators to simultaneously visualize and iterate on their 2D and 3D creations in real-time. Our platform’s real-time technology significantly reduces the time and resources required by creators, whether working individually or in groups, to create and operate high-quality, immersive, personalized and interactive content.

Create Once and Deploy Anywhere

Creators use Unity to create once and deploy anywhere. Without writing any platform-specific code, creators can deploy their games and applications on more than 20 platforms, ensuring their content reaches a broad audience.

Comprehensive Set of Solutions for Creators of All Types

The Unity platform provides creators of varied backgrounds and levels of expertise a comprehensive set of solutions to meet their needs in creating, operating and monetizing their content across platforms. For example, a team of content creators can use our real-time 2D and 3D Create Solutions rendering tools to develop a high-fidelity application with a massive virtual world. The creators can then use our Operate Solutions to host their application, grow and engage their end-user base and run and monetize their content. Together, our solutions serve the entire lifecycle of a game or application, and the needs of its creators, through a single platform.

Access to Leading Technology

We offer creators leading edge technology that keeps pace with each major new hardware platform, allowing them to focus on creating content rather than working to keep pace with dozens of rapidly evolving specifications and capabilities. We continue to invest to ensure our platform best leverages the capabilities of these rapidly evolving platforms to serve the future development and operational needs of content creators.

Our Competitive Strengths

We believe that we have a number of competitive strengths that will enable our market leadership to grow. Our competitive strengths include:

Our Platform

Our core competitive strength is the breadth and depth of our platform. We offer a comprehensive set of solutions to create, run and monetize real-time 3D games and applications. Creators can onboard through any of our solutions and leverage our platform to serve their needs at every stage of growth. As a result of the strength of our platform, as of June 30, 2020, we had a global reach of over two billion monthly active end-users, who consume content created or operated with our solutions on over 20 platforms. We saw an average of more than 15,000 new projects each day in the first half of 2020.

Market Leadership in Game Development with Industry-Leading Brand

We are the market leader for the creation of all types of video games, ranging from games developed by the largest global publishers, including AAA studios, to games developed by mid-sized, small and independent developers and freelancers. We estimate that in 2019, on a global basis, 53% of the top 1,000 mobile games on the Apple App Store and Google Play and over 50% of such mobile games, PC games and console games combined were made with Unity. Ninety-three of the top 100 game development studios by global revenue in 2019 were Unity customers. We see significant opportunities for expansion within these existing customers through increased Create Solutions subscriptions and additional adoption of our Operate Solutions. Games developed on the Unity platform recorded an average of over eight billion hours of gameplay per month in the six months ended June 30, 2020. Many of the most successful games across the globe were developed using Unity.

Relentless Focus on Innovation, Talent and Research and Development

We have invested over $450 million in research and development over the last two fiscal years alone to further develop our solutions. Our market-leading position and reputation for innovation support our ability to recruit highly talented software engineers and developers. Additionally, although the significant majority of our revenue growth has been organic, we have completed over a dozen acquisitions to date. Acquisitions have primarily included smaller teams with specific product expertise. Our Applifier, deltaDNA, Finger Food, Multiplay, and Vivox acquisitions brought greater functionality into our platform, added key innovation talent to our team and furthered our goal of being the one-stop integrated platform for all creator needs.

Extensive Data Footprint and Sophisticated Analytics

Our scale affords us access to a vast amount of end-user engagement and platform performance data. We continuously capture and analyze valuable end-user behavior and application performance data from over 50 billion in-app events per day across over 20 different platforms as end-users interact with games and applications made with Unity. This data and analytics capability allows us to optimize content performance, end-user acquisition and engagement and monetization based on predicted lifetime values of our customers’ end-users, driving value for both our customers as well as their end-users.

The Unity Creator Community

Unity has a very large, active global community of real-time 3D creators, with approximately 1.5 million monthly active creators that developed over 8,000 games and applications per month in the six months ended June 30, 2020. We have a highly engaged base of creators, with users of our Unity Pro product spending an average of 4.9 hours per day actively using our platform in the year ended December 31, 2019, and an average of 5.1 hours per day for the six months ended June 30, 2020. In addition, within our creator base are a large number of students and independent learners, including those enrolled in high school and university classes. We invest in providing student and school licenses as well as developing curriculum components, Unity-specific portions of academic programs and learning content to ensure students can learn and train on our software. With this knowledge and continuing education, students prepare for, and excel in, careers using real-time 3D and Unity.

Our Growth Strategies

We are investing aggressively to strengthen our global leadership in gaming through continued investment in our products and solutions, continued subscription growth and product usage within existing customers, and expansion of our customer base across game publishers of all sizes. In parallel, we are investing in the development of products, services and go-to-market strategies that serve industries beyond gaming, where we believe our long-term potential is many times greater than in gaming.

Investing in Product Innovation for Growth

We will continue to innovate with new products, features and functionality. In addition, we will also continue to pursue acquisitions of products, teams and technologies that complement and expand the functionality of our platform, add to our technology expertise and bolster our leadership position by providing access to new customers or markets.

Growth within Existing Gaming Customers

We have opportunities to broaden our relationships with existing customers, by expanding our Create Solutions subscriptions, growing Operate Solutions usage and increasing the number of Unity solutions our customers use. We grow our subscriptions by expanding within and across multiple studios within a single publisher. We grow usage of our Operate Solutions products primarily through the success of our customers’ games and applications. We also grow as our customers add additional Unity solutions. Our dollar-based net expansion rate, which measures expansion in existing customers’ revenue over a trailing 12-month period, grew from 124% as of December 31, 2018 to 133% as of December 31, 2019, and from 129% as of June 30, 2019 to 142% as of June 30, 2020, demonstrating the power of this strategy.

Growth in New Gaming Customers

Gaming continues to be the fastest growing segment of the media industry, and within this growing industry, customers of all sizes are increasingly looking to leverage third party tools to accelerate the development process. Large global publishers, including AAA studios, increasingly find using Unity to be more efficient and productive than building proprietary technology in-house. Additionally, Unity enables mid-sized, small and independent developers and freelance artists to create and operate content where they would not otherwise have the resources to do so independently.

Growth in Industries and Use Cases Beyond Gaming

We continue to invest in the expansion of our Create Solutions and Operate Solutions to new industries such as architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail.

Continued Growth Across All Major Global Markets

Our solutions drive content creation and operation around the globe. Leveraging our global reach, we will expand our self-serve and direct sales approach in each region to facilitate further penetration of our existing customers and growth with new customers. Our newer Operate Solutions products such as Multiplay, Vivox and deltaDNA are currently sold and marketed predominantly in North America and major European markets. We plan to extend the reach of these products to all markets to match our global footprint. Additionally, we will continue to explore the development of localized Create and Operate Solutions to address market-specific needs. In China, for example, we have established a strong brand and local team to drive research and development as well as sales and marketing. We believe our localized approach and focus has driven, and will continue to drive the adoption of our solutions in this important market.

Risk Factors Summary

Investing in our common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

•	We have a history of losses and may not achieve or sustain profitability in the future.

•	We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

•	Our business depends on our ability to retain our existing customers and expand their use of our platform.

•	If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

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We derive a significant portion of our revenue from our Operate Solutions. If we fail to attract and retain Operate Solutions customers, our business and results of operations would be adversely affected.

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Operating system platform providers or application stores may change guidelines or technical requirements to require us or our customers to change data collection and privacy practices, business model or operations and practices, which could adversely impact our business.

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If we are unable to further expand into new industries, or if our solutions for any new industry fail to achieve market acceptance, our growth and operating results could be adversely affected, and we may be required to reconsider our growth strategy.

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Our business relies on strategic relationships with hardware, operating system, device, game console platforms and other technology providers. If we are unable to maintain favorable terms and conditions and business relations with respect to our strategic relationships, our business could be harmed.

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If we do not make our platform, including new versions or technology advancements, easier to use or properly train customers on how to use our platform and solutions, our ability to broaden the appeal of our platform and solutions and to increase our revenue could suffer.

•	Interruptions, performance problems or defects associated with our platform and solutions may adversely affect our business, financial condition and results of operations.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

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After this offering, and based on 238,366,733 shares outstanding as of June 30, 2020, our executive officers, directors and greater than 5% stockholders, in the aggregate, will beneficially own approximately 62% of our outstanding common stock and, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval. Furthermore, many of our current directors were appointed by our principal stockholders.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.unity.com), press releases, public conference calls, and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were founded as Over the Edge Entertainment in Denmark in 2004. We reorganized as a Delaware corporation in May 2009 as Unity Software Inc. Our principal executive offices are located at 30 3rd St, San Francisco, California 94103. Our telephone number is (415) 539-3162. Our website address is https://www.unity.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Unity design logos, “Unity” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Unity Software Inc. or its affiliates. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved; and

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenue exceeds $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

The Offering

Common stock offered	25,000,000 shares

Common stock to be outstanding after this offering	263,366,733 shares

Option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750,000 additional shares from us.

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $1,086.7 million (or approximately $1,251.0 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We also intend to use a portion of the net proceeds we receive from this offering to repay the outstanding $125 million of indebtedness under our credit facility. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services or technologies, although we do not currently have any agreements or commitments for any material acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE trading symbol	“U”

The number of shares of our common stock that will be outstanding after this offering is based on 238,366,733 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of June 30, 2020, and excludes:

•

46,217,478 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $7.23 per share;

•	6,885,356 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2020;

•

28,462 shares of our common stock issuable upon the vesting of RSUs granted to our non-employee directors subsequent to June 30, 2020 and 82,568 shares of our common stock issuable upon the vesting of RSUs to be granted to our non-employee directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	our issuance of 72,479 shares of common stock in connection with an acquisition in July 2020;

•

83,624,892 shares of our common stock reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, including 26,440,457 new shares plus the number of shares (not to exceed 57,184,435 shares) (i) that remain available for grant of future awards under our 2019 Stock Incentive Plan, or 2019 Plan, which shares will be added to the shares reserved under the 2020 Plan and will cease to be available for issuance under the 2019 Plan at the time our 2020 Plan becomes effective and (ii) underlying outstanding stock awards granted under our 2009 Stock Plan, or 2009 Plan, or 2019 Plan that expire, or are forfeited, cancelled, withheld or reacquired;

•	5,288,091 shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or 2020 ESPP, which will become effective in connection with this offering; and

•	750,000 shares of our common stock that we plan to donate to a charitable foundation after the completion of this offering.

Our 2020 Plan and 2020 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 102,717,396 shares of our convertible preferred stock outstanding as of June 30, 2020 into an equal number of shares of our common stock immediately prior to the completion of this offering;

•	no exercise of outstanding options and no settlement of outstanding RSUs; and

•	no exercise by the underwriters of their option to purchase up to an additional 3,750,000 shares of our common stock in this offering.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the summary consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the following summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and other data in this section is not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data
Revenue	$380,755	$541,779	$252,765	$351,325
Cost of revenue(1)	81,267	118,597	62,151	72,300

Gross profit	299,488	423,182	190,614	279,025

Operating expenses
Research and development(1)	204,071	255,928	118,798	166,859
Sales and marketing(1)	134,458	174,135	78,763	86,975
General and administrative(1)	91,260	143,788	53,410	77,473

Total operating expenses	429,789	573,851	250,971	331,307

Loss from operations	(130,301)	(150,669)	(60,357)	(52,282)
Interest expense	—	—	—	(788)
Interest income and other income (expense), net	(2,327)	(2,573)	(686)	1,194

Loss before provision for income taxes	(132,628)	(153,242)	(61,043)	(51,876)
Provision for income taxes	(1,026)	9,948	6,019	2,211

Net loss	$(131,602)	$(163,190)	$(67,062)	$(54,087)

Net loss per share, basic and diluted(2)	$(1.24)	$(2.39)	$(0.61)	$(0.42)

Weighted-average shares used in computing net loss per share, basic and diluted(2)	105,992	114,442	109,706	128,804

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.78)		$(0.34)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		213,438		228,210

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in thousands, except per share data)
Non-GAAP and Other Data
Customers > $100,000 of revenue(3)	484	600	515	716
Dollar-based net expansion rate(4)	124%	133%	129%	142%
Non-GAAP loss from operations(5)	$(105,527)	$(94,619)	$(40,533)	$(22,334)
Free cash flow(5)	$(119,078)	$(94,971)	$(29,561)	$(34,694)

(1)

Amounts include stock-based compensation expense, including stock-based compensation expense in connection with modified awards for certain employees of $288,000 and $13.5 million for the years ended December 31, 2018 and 2019, respectively, as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$2,777	$3,198	$1,650	$1,247
Research and development	9,514	13,521	5,861	10,779
Sales and marketing	3,916	6,124	2,681	4,124
General and administrative	4,706	21,637	4,584	5,504

Total stock-based compensation expense	$20,913	$44,480	$14,776	$21,654

(2)

See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)	Consists of the aggregate number of Create Solutions and Operate Solutions customers that contribute more than $100,000 of revenue in the trailing twelve months.
(4)

Our dollar-based net expansion rate as of a period end is calculated as current period revenue divided by prior period revenue. Prior period revenue is the trailing 12-month revenue measured as of such prior period end and includes revenue from all customers that contributed revenue during such trailing 12-month period. Current period revenue is the trailing 12-month revenue from these same customers as of the current period end. Our dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn but excludes revenue from new customers in the current period.

(5)

Non-GAAP loss from operations and free cash flow are financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (U.S. GAAP). See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information, including the limitations of such measures, and a reconciliation of Non-GAAP loss from operations to loss from operations and of free cash flow to net cash used in operating activities.

	As of June 30, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)(4)
	(in thousands)
Consolidated Balance Sheet Data
Cash	$453,258	$453,258	$1,418,533
Working capital(5)	339,901	339,901	1,301,576
Total assets	1,289,084	1,289,084	2,246,210
Deferred revenue, current and non-current	107,590	107,590	107,590
Total debt	124,449	124,449	—
Convertible preferred stock	836,529	—	—
Accumulated deficit	(569,277)	(597,402)	(631,902)
Total stockholders’ equity	647,415	647,415	1,734,090

(1)

The pro forma column in the balance sheet data above reflects (i) the automatic conversion of an aggregate of 102,717,396 shares of our outstanding convertible preferred stock into an equivalent number of shares of common stock immediately prior to the completion of this offering; (ii) stock-based compensation expense of approximately $28.1 million associated with RSUs subject to service- and liquidity event based vesting conditions, as further described in Note 11 to our consolidated financial statements included elsewhere in this prospectus; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column further reflects (i) the receipt of $1,086.7 million in net proceeds from our sale of 25,000,000 shares of common stock in this offering at an assumed initial public offering price of $46.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the repayment of our outstanding $125.0 million of indebtedness under our revolving credit facility and (iii) the issuance of 750,000 shares of our common stock that we will donate to a charitable foundation after the completion of this offering and an associated non-cash charge of approximately $34.5 million, estimated based on an assumed initial public offering price of $46.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $46.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ equity by $23.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ equity by $43.8 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Pro forma as adjusted cash and total assets each excludes $3.6 million of deferred offering costs that had been paid as of June 30, 2020.
(5)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We incurred net losses of $131.6 million, $163.2 million, $67.1 million and $54.1 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively, which included $20.9 million, $44.5 million, $14.8 million and $21.7 million, respectively, of stock-based compensation expense. As of June 30, 2020, we had an accumulated deficit of $569.3 million. While we have experienced significant revenue growth in recent periods, this growth rate may decline in future periods, and you should not rely on the revenue growth of any given prior period as an indication of our future performance. We are not certain whether we will be able to sustain or increase our revenue or whether or when we will attain sufficient revenue to achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase by amounts sufficient to offset such costs and expenses. In particular, we intend to continue to make significant investments to grow our business in such areas as:

•

research and development, including investments in our engineering teams and in further differentiating our platform and solutions with improvements to our Create and Operate Solutions, as well as the development of new products and features;

•	our sales and marketing organizations to engage our existing and prospective customers, increase brand awareness and drive adoption and expansion of our platform and solutions;

•	research and development and sales and marketing initiatives to grow our presence in new industries and use cases beyond the gaming industry;

•	our technology infrastructure, including systems architecture, scalability, availability, performance and security;

•	acquisitions or strategic investments;

•	global expansion; and

•	our general and administration organization, including increased facilities expense as well as legal, information technology, or IT, and accounting expenses associated with being a public company.

Our efforts to grow our business may be costlier than we expect and may not result in increased revenue. Even if such investments increase our revenue, any such increase may not be enough to offset our increased operating expenses. We may continue to incur significant losses in the future for a number of reasons, including the other risks described herein. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability, which could cause the value of our business and common stock to significantly decrease.

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

In recent years, we have significantly grown the scale of our business. For example, we launched the first of our Operate Solutions in 2014, we expanded into augmented and virtual reality platforms in 2016 and industries beyond gaming in 2018 and we have acquired eight companies since the beginning of 2019. Accordingly, we have a limited history operating our business at its current scale and scope. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

Our business depends on our ability to retain our existing customers and expand their use of our platform.

Our future success depends on our ability to retain our existing customers and expand their use of our platform. An important component of our strategy is to broaden our relationships with existing customers. However, our customers have no obligation to renew their subscriptions for our Create Solutions, which are primarily one to three years in length, after they expire, and have no obligation to continue using our Operate Solutions, which are principally sold under revenue-share or usage-based models.

For us to maintain or improve our results of operations, it is important that our Create Solutions customers renew and expand their subscriptions with us and that our Operate Solutions customers continue using and expanding their use of our products. We invest in targeted sales and account-based marketing efforts to identify opportunities to grow use of our solutions within and across multiple studios within a single customer. However, our efforts may not be successful despite the resources we devote to them. Even if one or several studios within a customer adopts our Create or Operate Solutions, other studios within that customer may choose to adopt different solutions or to continue to employ internally-developed solutions.

It is also important for us to cross-sell more Create Solutions to our Operate Solutions customers, as well as Operate Solutions to our Create Solutions customers. While we believe there are significant cross-selling opportunities between our Create and Operate Solutions, and that our Create and Operate Solutions work together synergistically, we have only recently focused our sales efforts on targeting cross-selling opportunities, and we cannot be sure that our efforts will be successful.

Whether our customers renew or expand their subscriptions with us or continue using our platform depends on a number of factors, including the cost, performance and perceived value associated with our platform, including their perception of our continued development of features important to them, the business strength or weakness of our customers, the success of our customers’ games and their ability to monetize, the effects of global economic conditions, the entry and success of competitive products and the other risk factors included in this prospectus.

If we do not retain our existing customers or if our existing customers do not expand their use of our platform and purchase additional products or services from us, our revenue may not increase or may decline and our business, financial condition and results of operations may be harmed.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

Our ability to increase our revenue will depend in part on our success in attracting new customers. Our success will depend to a substantial extent on the widespread adoption of our platform as an alternative to existing platforms, including internally developed products developed by large gaming companies. As our market matures, our platform evolves and competitors introduce free, lower cost or differentiated products that compete with our platform, our ability to market our platform and solutions could be impaired. Similarly, our sales efforts could be adversely impacted if customers and their end-users perceive that features incorporated into competitive platforms or their own technologies reduce the relevance or attractiveness of our platform. Gaming companies that have invested significant development efforts in their own internally-generated technologies may be reluctant to replace their technologies with our platform unless they perceive our platform as offering significant incremental long-term benefits. Any decrease in user satisfaction with our platform or customer support would also harm our brand and word-of-mouth referrals, which in turn would hamper our ability to attract new customers.

As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our revenue from our Operate Solutions. If we fail to attract and retain Operate Solutions customers, our business and results of operations would be adversely affected.

We derived 48%, 54%, 54% and 62% of our revenue in the years ended December 31, 2018 and December 31, 2019, and the six months ended June 30, 2019 and 2020, respectively, from our Operate Solutions. A majority of our Operate Solutions revenue is currently generated under a revenue-share model. The remainder of our Operate Solutions revenue is generated primarily as usage-based revenue for various cloud-based products. We must continually add new features and functionality to our Operate Solutions to remain competitive and respond to our customers’ needs. If we are not successful in retaining and attracting new customers to our Operate Solutions, our business and results of operations would be adversely affected.

Revenue-share based usage from our monetization products currently accounts for a majority of our Operate Solutions revenue. Our customers depend on us as a source of their own revenue, which in some cases may represent a significant portion of their revenue. Should customers lose confidence in the value or effectiveness of our monetization products, their usage could decline. Revenue growth from these products depends on our ability to continue to develop and offer effective features and functionality to help our customers drive value, which will require us to incur additional costs to implement. Developing and implementing these features will require us to incur additional costs.

In addition, our customers rely on us to attract a broad range of advertisers to our platform to generate demand for their impressions through our Unified Auction. If we are unable to also serve the needs of advertisers, they may reduce their usage of our solutions and, because the advertising market is competitive, they may shift their business to other advertising solutions which could adversely affect our revenue. The usage-based revenue for our Operate Solutions comes from our deltaDNA, Multiplay and Vivox products. Our revenue from these products varies depending on the number of end-users of these products or a customer’s hosting needs. A significant portion of the revenue generated from certain of these products in a given period can be driven by usage by customers with large numbers of end-users or high volume hosting requirements. If our customers experience a decline in the rate at which end-users play their games, or if we are not able to replace customers who decrease or cease their usage of our solution with new customers with similar usage, our business may suffer.

Operating system platform providers or application stores may change terms of service, policies or technical requirements to require us or our customers to change data collection and privacy practices, business models, operations, practices, advertising activities or application content, which could adversely impact our business.

We and our customers are subject to the standard policies and terms of service of the operating system platforms on which we create, run and monetize applications and content, as well as policies and terms of service of the various application stores that make applications and content available to end-users. These policies and terms of service govern the promotion, distribution, content and operation generally of applications and content on such platforms and stores. Each of these platforms and stores has broad discretion to change and interpret its terms of service and policies with respect to us, our customers and other creators, and those changes may be unfavorable to us or our customers’ use of our platform. An operating system platform or application store may also change its fee structure, add fees associated with access to and use of its platform, alter how customers are able to advertise on their platform, change how the personal or other information of its users is made available to application developers on their platform, limit the use of personal information for advertising purposes or restrict how end-users can share information on their platform or across other platforms.

In particular, operating system platform providers or application stores such as Apple or Google may change their technical requirements or policies in a manner that adversely impacts the way in which we or our customers collect, use and share data from end-user devices. Restrictions in our ability to collect and use data as desired could negatively impact our Operate Solutions as well as our resource planning and feature development planning for our software. Similarly, at any time, these platform providers or application stores can change their policies on how our customers or we operate on their platform or in their application stores by, for example, applying content moderation for applications and advertising or imposing technical or code requirements. Actions by operating system platform providers or application stores such as Apple or Google may affect the manner in which we or our customers collect, use and share data from end-user devices. In June 2020, Apple announced plans to require applications using its mobile operating system, iOS, to affirmatively (on an opt-in basis) obtain an end-user’s permission to “track them across apps or websites owned by other companies” or access their device’s advertising identifier for advertising and advertising measurement purposes, as well as other restrictions. Apple has announced that they may implement some of these changes beginning as early as fall 2020 and others in early 2021. The timing and manner in which these plans will be implemented and the effect on our revenue are not yet clear, but these changes could adversely affect our revenue from our monetization products and potentially other Operate Solutions. In addition, if customers have applications removed from these third-party platforms because of a change in platform guidelines that impact our code or practices, we could be exposed to legal risk and lose customers. In addition, these platforms could change their business models and could, for example, increase application store fees to our customers, which could have an adverse impact on our business.

If we or our customers were to violate, or an operating system platform provider or application store believes that we or our customers have violated, its terms of service or policies, that operating system platform provider or application store could limit or discontinue our or our customers’ access to its platform or store. In some cases these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the operating system platform provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers, and could also result in the operating system platform provider or application store limiting or discontinuing access to its platform or store. An operating system platform provider or application store could also limit or discontinue our access to its platform or store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so. Any limitation on or discontinuation of our or our customers’ access to any third-party platform or application store could adversely affect our business, financial condition or results of operations.

If we are unable to further expand into new industries, or if our solutions for any new industry fail to achieve market acceptance, our growth and operating results could be adversely affected, and we may be required to reconsider our growth strategy.

Our growth strategy is based, in part, on expanding into new industries beyond gaming, including architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail, and across use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation and augmented reality workplace safety training, among others. The market for interactive real-time 3D and 2D content in industries beyond gaming is in an early stage of development, and it is uncertain whether this market will develop as we expect, how rapidly it will develop and how much it will grow. In addition, we have limited experience in addressing these markets and the investments that we are continuing to make to expand further into these markets may be ineffective.

Our success in these markets will depend, to a substantial extent, on the widespread adoption of our platform as an alternative to existing solutions, such as traditional 2D and 3D modeling and rendering tools, or adoption by customers that are not currently using any software solutions. Market acceptance of our platform in industries beyond gaming may not grow as we expect as a result of a number of factors, including the cost, performance and perceived value associated with our platform, our ability to adapt to the differing sales and marketing requirements appropriate to most effectively address these markets and our ability to develop or maintain integrations with strategic partners. In addition, our ability to achieve widespread adoption of our platform in these markets may be affected by the entry and success of competitive products, including from larger competitors with greater resources that have historically addressed these markets with legacy products, and accordingly have more brand recognition in these markets. If our platform does not achieve widespread adoption in these other markets, our ability to grow our revenue may suffer.

In addition, the investments we make to grow our business by expanding into new industries will continue to increase our costs and operating expenses on an absolute basis. We expect to invest significant research and development resources to develop and expand the functionality of our Create and Operate Solutions to meet the needs of customers in these industries, and we will need to increase our sales and marketing, legal and compliance and other efforts as we seek to expand into new industries that require a different go-to-market strategy than the gaming industry. These investments will occur in advance of our realization of significant revenue from such industries, particularly given that customers in these industries are typically enterprise customers with long contracting cycles, which will make it difficult to determine if we are allocating our resources effectively and efficiently. If the revenue we derive from these investments is not sufficient to achieve a return on investment, our business and results of operations would suffer.

Our business relies on strategic relationships with hardware, operating system, device, game console and other technology providers. If we are unable to maintain favorable terms and conditions and business relations with respect to our strategic relationships, our business could be harmed.

We rely on strategic partnerships and other strategic relationships with hardware, operating system, device, game console and other technology providers in order to be able to offer our customers the ability to deploy their content on a variety of third-party platforms. Strategic Partnerships and Other accounted for approximately 15% of our revenue in the year ended December 31, 2019, and approximately 9% for the six months ended June 30, 2020. If any of these third parties were to suspend, limit or cease their operations or otherwise terminate their relationships with us, our results of operations could be adversely affected. We have entered into separate agreements with each of our strategic partners. Our agreements with our strategic partners are non-exclusive and typically have multi-year terms. Our strategic partners could decide to stop working with us, ask to modify their agreement terms in a cost prohibitive manner when their agreement is up for renewal or enter into exclusive or more favorable relationships with our competitors. Any loss of a strategic partnership or other strategic relationship could negatively affect the attractiveness of our platform to customers. In addition, we may have disagreements or disputes with these parties that could negatively impact or threaten our relationship with them. We cannot assure you that we will be successful in sourcing additional strategic partnerships or relationships or in retaining or extending our existing relationships with the parties with whom we currently have relationships. If we are unable to source additional strategic relationships or the parties with whom we currently have strategic relationships were to terminate their relationship with us, our revenue could decline and our business could be adversely affected.

In addition, acquisitions by our competitors of parties with whom we have strategic relationships could result in a decrease in the number of our current and potential customers, as these parties may no longer facilitate the adoption of our solutions by potential customers. Further, some of the parties with whom we have strategic relationships compete or may compete with certain of our solutions and may elect to no longer integrate with our platform. If we fail to maintain relationships with such parties, fail to develop new strategic relationships in new markets or expand the number of strategic relationships in existing markets, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful in maintaining these relationships, we cannot assure you that these relationships will result in increased customer usage or adoption of our solutions or increased revenue.

If we do not make our platform, including new versions or technology advancements, easier to use or properly train customers on how to use our platform, our ability to broaden the appeal of our platform and solutions and to increase our revenue could suffer.

Our platform can be complex to use, and our ability to expand the appeal of our platform depends in part on ensuring that it can be used by a variety of creators. While certain features of our solutions are designed to address the needs of professional developers, we believe that our ability to expand adoption of our platform will depend in part on our ability to address the needs of creators with varied needs and levels of expertise, including artists, animators and sound technicians, as well as new categories of creators and end-users, such as architects, civil and mechanical engineers, and designers, in industries beyond gaming. Accordingly, it will be important to our future success that we continue to increase the accessibility of our platform. If we do not succeed in maintaining and broadening the accessibility of our platform, or if competitors develop and introduce products that are easier to use than ours, our ability to increase adoption of our platform will suffer.

In order to get full use of our platform, users generally need training. We provide a variety of training resources to our customers, and we believe we will need to continue to maintain and enhance the breadth and effectiveness of our training resources as the scope and complexity of our platform increase. If we do not provide effective training resources for our customers on how to efficiently and effectively use our platform, our ability to grow our business will suffer, and our business and results of operations may be adversely affected. Additionally, when we announce or release new versions of our platform or advancements in our technology, we could fail to sufficiently explain or train our customers on how to use such new versions or advancements or we may announce or release such versions prematurely. These failures on our part may lead to our customers being confused about use of our products or expected technology releases, and our ability to grow our business, results of operations, brand and reputation may be adversely affected. For example, such failures have in the past led to customers expressing frustration with our platform on social media and other internet sites.

Interruptions, performance problems or defects associated with our platform may adversely affect our business, financial condition and results of operations.

Our reputation and ability to attract and retain customers and grow our business depends in part on our ability to operate our platform at high levels of reliability, scalability and performance, including the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Interruptions in the performance of our platform and solutions, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the availability of our platform. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of customers accessing our platform simultaneously, denial of service attacks or other security-related incidents.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our customer base grows and our platform becomes more complex. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, significant cost of remedying these problems and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected. For example, due to heightened concerns about the regulatory environment with respect to privacy and security matters, our customers are increasingly requesting audit certifications, such as SOC 2, Type II, that we have not yet achieved. Failure to achieve these certifications may adversely impact our ability to grow our business at the pace that may be expected by our investors.

Further, the software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new products may be detected in the future by us or our users. We cannot assure you that our existing platform and new products will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

The markets in which we operate are highly competitive. A significant number of companies have developed or are developing solutions that currently, or in the future may, compete with some or all of our offerings. As we look to market and sell our platform to potential customers with existing solutions, we must convince their internal stakeholders that our platform is superior and/or more cost-effective to their current solutions.

With respect to our Create Solutions, we primarily compete against proprietary game engines built in-house by large game studios, as well as Unreal Engine (Epic Games) and Cocos2d (Chukong Technologies), which offer game development tools primarily serving the PC games and mobile games sectors, and, in the case of Unreal Engine (Epic Games), industries beyond gaming. Outside of gaming, we also compete with other development platforms that offer 2D and 3D design products.

With respect to our Operate Solutions, we compete in a fragmented ecosystem composed of select divisions of large, well-established companies as well as privately held companies. The large companies in our ecosystem may play multiple roles given the breadth of their business. Examples of these large companies are Amazon, Facebook, Google, Microsoft and Tencent. Most of these companies are also our partners and customers.

With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense or become even more intense in the future. Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us.

Our competitors vary in size and in the breadth and scope of the solutions offered. Some of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater financial and operational resources than we do. Further, other potential competitors not currently offering competing products or services may expand their offerings to compete with our platform or enter the market through acquisitions, partnerships or strategic relationships. In particular, as we seek to invest in the expansion of our Create Solutions and Operate Solutions in new industries outside of gaming, we may encounter competition from large companies that offer 2D and 3D design products in those industries that may seek to introduce new products or new functionality to existing products that compete with our solutions. Those competitors have greater brand recognition in those industries where they already have a presence. In addition, our current and potential competitors may have or establish cooperative relationships among themselves or with our customers or other third parties that may further enhance their resources and offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that is perceived to be easier to use or otherwise favorable to ours, which could reduce demand for our platform.

In addition to platform and technology competition, we face pricing competition. Some of our competitors offer their solutions, such as their game engines, at a lower price or for free, which has resulted in, and may continue to result in, pricing pressures. In addition, with respect to our monetization solutions, some of our competitors offer more favorable payment terms to publishers. We cannot assure you that we will not be forced to engage in price-cutting or revenue limiting initiatives, change payment terms or increase our advertising and other expenses to attract and retain customers in response to competitive pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, which could result in the failure of our platform to continue to achieve or maintain market acceptance, which would harm our business, results of operations and financial condition.

If we or our third party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our platform may be perceived as not secure, our reputation may be harmed, our business operations may be disrupted, demand for our products may be reduced and we may incur significant liabilities.

Operating our business and platform involves the collection, storage and transmission of sensitive, proprietary and confidential information, including personal information of our personnel, customers and their end-users, our proprietary and confidential information and the confidential information we collect from our partners, customers and creators.

The security measures we take to protect this information may be breached as a result of cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), hacking and other efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states. Such incidents have become more prevalent in our industry in recent years. For example, attempts by malicious actors to fraudulently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems have increased and could be successful. Our security measures could also be compromised by personnel, theft or errors, or be insufficient to prevent harm resulting from security vulnerabilities in software or systems on which we rely.

Such incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful or inappropriate access to, inability to access, disclosure of or loss of the sensitive, proprietary and confidential information that we handle. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies.

We rely on third-party service providers to provide critical services that help us deliver our solutions and operate our business. In the course of providing their services, these providers may support or operate critical business systems for us or store or process personal information and any of the same sensitive, proprietary and confidential information that we handle. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our customers’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third party service providers have implemented will be effective against current or future security threats. A security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our reputation and brand, reduce demand for our solutions, disrupt normal business operations, require us to incur material costs to investigate and remedy the incident and prevent recurrence, expose us to litigation, regulatory enforcement action, fines, penalties and damages and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.

We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our security measures.

A security breach could lead to claims by our customers, their end-users or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures. As a result, we could be subject to legal action or our customers could end their relationships with us. We cannot assure you that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. Security breaches could similarly result in enforcement actions by government authorities alleging that we have violated laws requiring us to maintain reasonable security measures.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

In addition, we continue to expend significant costs to seek to protect our platform and solutions and to introduce additional security features for our customers, and we expect to continue to have to expend significant costs in the future. Any increase in these costs will adversely affect our business, financial condition and results of operations.

If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or changing customer needs, requirements or preferences, our platform may become less competitive.

The market in which we compete is subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. Accordingly, our ability to increase our revenue depends in large part on our ability to maintain, improve and differentiate our existing platform and introduce new functionality.

We must continue to improve existing features and add new features and functionality to our platform in order to retain our existing customers and attract new ones. For example, if the technology underlying our high-definition rendering pipeline or our graphics, animation and audio tools become obsolete or do not address the needs of our customers, our business would suffer.

Revenue growth from our products depends on our ability to continue to develop and offer effective features and functionality for our customers and to respond to frequently changing data protection regulations, policies and end-user demands and expectations, which will require us to incur additional costs to implement. If we do not continue to improve our platform with additional features and functionality in a timely fashion, or if improvements to our platform are not well received by customers, our revenue could be adversely affected.

If we fail to deliver timely releases of our products that are ready for commercial use, release a new version, service, tool or update with material errors, or are unable to enhance our platform to keep pace with rapid technological and regulatory changes or respond to new offerings by our competitors, or if new technologies emerge that are able to deliver competitive solutions at lower prices, more efficiently, more conveniently or more securely than our solutions, or if new operating systems, gaming platforms or devices are developed and we are unable to support our customers’ deployment of games and other applications onto those systems, platforms or devices, our business, financial condition and results of operations could be adversely affected.

Our business and operations have experienced recent rapid growth, which may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects.

Our revenue was $380.8 million, $541.8 million, $252.8 million and $351.3 million for the fiscal years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020,

respectively. In addition, our employee headcount has grown from 2,715 full-time employees as of December 31, 2019 to 3,379 full-time employees as of June 30, 2020, and our number of customers contributing more than $100,000 of trailing 12-month revenue has grown from 600 as of December 31, 2019 to 716 as of June 30, 2020. You should not rely on our growth in any prior period as an indication of our future performance, as we may not be able to sustain our growth rate in the future. For example, even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on our ability to execute on our growth strategies.

We may not successfully accomplish any of our objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our results or growth for any prior quarterly or annual periods as any indication of our future results or growth.

In addition, we expect to continue to expend substantial financial and other resources to grow our business, and we may fail to allocate our resources in a manner that results in increased revenue or other growth in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our growth does not meet our expectations in future periods, our business, financial position and results of operations may be harmed, and we may not achieve or maintain profitability in the future.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The growth and expansion of our business places a continuous significant strain on our management, operational and financial resources. As usage of our platform grows, we will need to devote additional resources to improving its capabilities, features and functionality. In addition, we will need to appropriately scale our internal business, IT, and financial, operating and administrative systems to serve our growing customer base, and continue to manage headcount, capital and operating and reporting processes in an efficient manner. Any failure of or delay in these efforts could result in impaired performance and reduced customer satisfaction, resulting in decreased sales to new customers or lower dollar-based net expansion rates, which would hurt our revenue growth and our reputation. Further, any failure in optimizing the costs associated with our third-party cloud services as we scale could negatively impact our gross margins. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We may also suffer inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, or the inability to attract and retain executives and employees we need to support our operations and growth, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees. In particular, our President and Chief Executive Officer, John Riccitiello, is

critical to our overall management, as well as the continued development of our platform, our culture and our strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions. Our senior management and key employees are employed on an at-will basis. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. The loss of one or more members of our senior management, especially Mr. Riccitiello, or key employees could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or key employees.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. We have had difficulty quickly filling certain open positions in the past, and we expect to have significant future hiring needs. Competition is intense, particularly in the San Francisco Bay Area and other areas in which we have offices, for engineers experienced in designing and developing cloud-based platform products, data scientists with experience in machine learning and artificial intelligence and experienced sales professionals. In order to continue to access top talent, we will likely continue to grow our footprint of office locations, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Our business depends on the interoperability of our solutions across third-party platforms, operating systems and applications, and on our ability to ensure our platform and solutions operate effectively on those platforms. If we are not able to integrate our solutions with third party platforms in a timely manner, our business may be harmed.

One of the most important features of our platform and solutions is broad interoperability with a range of diverse devices, operating systems and third-party applications. Our customers rely on our Create Solutions to create and simultaneously deploy content to a variety of third-party platforms. Currently, we support and have strategic partnerships with over 20 such platforms. Third-party platforms are constantly evolving, and we may not be able to modify our solutions to assure compatibility with that of other third parties following development changes within a timely manner. For example, third-party platforms frequently deploy updates to their hardware or software and modify their system requirements. The success of our business depends on our ability to incorporate these updates to third-party licensed software into our technology and effectively respond to changes to device and operating system platform requirements. Our success also depends on our ability to simultaneously manage solutions on multiple platforms and our ability to effectively deploy our solutions to an increasing number of new platforms. Given the number of platforms we support, it can be difficult to keep pace with the number of third-party updates that are required in order to provide the interoperability our customers demand. If we fail to effectively respond to changes or updates to third-party platforms that we support, our business, financial condition and results of operations could be harmed.

We are dependent on the success of our customers in the gaming market. Adverse events relating to our customers or their games could have a negative impact on our business.

Our gaming customers are not the end-users of our solutions, but rather they use our platform and solutions to create and/or operate their games, which are ultimately sold or distributed to an end-user. As a result, our success depends in part on the ability of our customers to market and sell games that are created or operated with our solutions. If our customers’ marketing efforts are unsuccessful or if our customers experience a decrease in demand for their games, sales of our Create Solutions and our Operate Solutions could be reduced. The gaming market is characterized by intense competition, rapid technological change and economic uncertainty and, as such, there is no guarantee that any of our customers’ games will gain any meaningful traction with end-users. In addition, some of our newer products, like Multiplay and Vivox, are more reliant on certain customers. While our large and diverse customer portfolio has helped to reduce the fluctuations in our Operate Solutions revenue as a whole resulting from the success of customers’ games and the timing of game releases, we cannot assure you that the size and diversification of our customer portfolio will sufficiently mitigate this risk. If our customers fail to create or operate popular games using our platform, and we are not able to maintain a diversified portfolio of “winners and losers,” our results of operations may be adversely affected.

We rely upon third-party data centers and providers of cloud-based infrastructure to host our platform. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We currently serve our users from co-located data centers in the United States. We also use various third-party cloud hosting providers such as Google Cloud, AWS and Tencent to provide cloud infrastructure for our platform. Our Create Solutions and Operate Solutions rely on the operations of this infrastructure. Customers need to be able to access our platform at any time, without interruption or degradation of performance, and we provide some customers with service-level commitments with respect to uptime. In addition, our Operate Solutions and enterprise game server hosting depend on the ability of these data centers and cloud infrastructure to allow for our customers’ configuration, architecture, features and interconnection specifications and to secure the information stored in these data centers. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our data centers or cloud infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks and other similar events beyond our control could negatively affect the cloud-based portion of our platform. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

In the event that our service agreements relating to our data centers or cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform, loss of revenue from revenue-share and usage-based solutions, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting our platform for deployment on a different data center provider or cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

Our core value of putting our users first may cause us to forgo short-term gains and may not lead to the long-term benefits we expect.

One of our core values is that our users come first in everything we do, which we believe is essential to our success in increasing our growth and engagement and in serving the best, long-term interests of our company and our stockholders. Therefore, we may forgo certain expansion or short-term revenue or cost-saving opportunities that we do not believe will enhance the experience of our users, even if our decision negatively impacts our operating results. We cannot assure you that our decisions will lead to the long-term benefits that we expect, in which case our business and operating results could be harmed.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•	fluctuations in demand for or pricing of our platform;

•	fluctuations in usage of our platform;

•	our ability to retain and expand the use of our platform by existing customers;

•	our ability to attract new customers and convert free creators to customers;

•	changes in mix of solutions purchased by our customers;

•	demand for our gaming customers’ products and their ability to monetize those products, which in turn can have a significant impact on our revenue-share and usage-based solutions;

•	timing and amount of our investments to expand the capacity of our third-party cloud hosting providers;

•	seasonality, especially with respect to our Operate Solutions, which tend to generate higher revenue during periods of increased time spent on entertainment, such as holidays;

•	investments in new features and functionality of the solutions offered on our platform;

•	timing of customer purchases and usage of our platform;

•	timing of updates and new features on our platform;

•	fluctuations or delays in purchasing decisions in anticipation of new solutions or enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	our ability to price our offerings effectively;

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amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions, many of which occur in advance of the anticipated benefits resulting from such expenses;

•	amount and timing of non-cash expenses, including stock-based compensation, amortization of acquired intangibles and acquisition-related expenses;

•	amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•	timing of acquisitions and costs associated with integrating acquired companies;

•	general economic, social and public health conditions, both domestically and globally, as well as conditions specifically affecting industries in which our customers operate;

•	impact of new accounting pronouncements or changes in accounting principles;

•	costs that we incur in order to comply with changing regulatory or legal requirements, especially with respect to privacy and security matters;

•	changes in tax laws or regulations that are adverse to us or our customers;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

•	significant security breaches of, technical difficulties with or interruptions to the delivery and use of our platform.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Seasonality may cause fluctuations in our sales and results of operations.

Our quarterly results of operations may vary significantly as a result of seasonal fluctuations during periods such as holidays, during which end-users spend increased time on entertainment, including games, and mobile applications, which increases our customers’ usage of our Operate Solutions, and may impact our revenue derived from Operate Solutions. We may also experience fluctuations due to factors that may be outside of our control that drive usage up or down. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

Our enterprise customers typically purchase one- to three-year subscriptions to our Create Solutions, while independent creators and smaller studios typically purchase subscriptions with one-year terms. Because we generally recognize revenue from our Create Solutions ratably over the term of the subscription, any decreases in new subscriptions or renewals from these customers in any one period will not be immediately reflected as a decrease in revenue for that period but would negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue in any particular period through the sale of additional subscriptions to our Create Solutions. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties, including our strategic partners, for various aspects of our business, including deep technology collaborations, co-marketing, advertising partners, development services agreements and revenue share arrangements. Their actions may put our business, reputation and brand at risk. In many cases, third parties may be given access to sensitive and proprietary information or personal data in order to provide services and support to our teams or customers, and they may misappropriate and engage in unauthorized use of our information, technology or customers’ data. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the mobile application industry, financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our partners and may increase their propensity to engage in fraud or otherwise illegal activity which could harm our business reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all and we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more business relationships, or experience a degradation of services, our business could be harmed and our financial results could be adversely affected.

We use resellers and other third parties to sell, market and deploy our solutions to a variety of customers, and our failure to effectively develop, manage and maintain our indirect sales channels would harm our business.

We use and plan to use resellers and other third parties to sell, market and deploy our Create Solutions to a variety of customers, particularly in industries beyond gaming. For example, we currently leverage an indirect value-added reseller network to cost effectively service our mid-sized, small and independent Create Solutions customers and we engage in cooperative marketing efforts with strategic partners. Loss of or reduction in sales through these third parties could reduce our revenue. Identifying and retaining resellers and strategic partners, training them in our technology and product offerings and negotiating and documenting relationships with them, requires significant time and resources. We cannot assure you that we will be able to maintain our relationships with our resellers or strategic partners on favorable terms or at all.

Our resellers may cease marketing or reselling our platform with limited or no notice and without penalty. Further, a substantial number of our agreements with resellers are non-exclusive such that those resellers may offer customers the solutions of several different companies, including solutions that compete with ours. Our resellers may favor our competitors’ solutions or services over ours, including due to incentives that our competitors provide to resellers. One or more of our resellers could be acquired by one of our competitors, which could adversely affect our ability to sell through that reseller. If our resellers do not effectively sell, market or deploy our solutions, choose to promote our competitors’ solutions or otherwise fail to meet the needs of our customers, our ability to sell our solutions could be adversely affected.

Our direct sales force targets larger customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller customers.

One of the factors affecting our growth and financial performance is the adoption of our platform and solutions by enterprise customers over legacy and proprietary technologies. To increase adoption within larger enterprise customers and to expand into new industries, such as automotive, where potential customers are typically larger organizations, we utilize a direct sales organization. We have relatively limited experience selling our platform and solutions in industries outside gaming. To increase sales of our platform and solutions outside gaming, we are expanding our sales organization with personnel who have experience in enterprise software sales in the specific industries outside gaming on which we are focusing. If we do not effectively expand our direct sales capabilities to address these industries effectively and develop effective sales and marketing strategies for those industries, our ability to increase sales of our platform and solutions to industries and for use cases outside gaming will be adversely affected.

Sales to larger customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, larger customers may require considerable time to evaluate and test our platform and those of our competitors prior to making a purchase decision or may have specific compliance and product requirements we may not meet. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to larger customers typically taking longer to complete. Moreover, larger customers often begin to deploy our platform on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our platform widely enough across their organization to justify our substantial upfront investment. If we fail to increase adoption of our platform and solutions by larger enterprise customers, our growth could be impaired.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brand reputation is important to expand sales of our platform to existing customers, support the marketing and sale of our platform to new customers, convert free creators to customers and grow our strategic partnerships. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to offer a reliable platform that continues to meet the needs and preferences of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality to address a wide variety of use cases and our ability to successfully differentiate our platform from competitors. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business could be harmed.

We have a culture that encourages employees to develop and launch new and innovative solutions, which we believe is essential to attracting customers and partners and serving the best, long-term interests of our company. As our business grows and becomes more complex, it may become more difficult to maintain this cultural emphasis. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our strategies. If we fail to maintain our company culture, our business and competitive position may be harmed.

Our business is subject to risks generally associated with the gaming industry.

The substantial majority of our revenue is currently derived from customers in the gaming industry, and we rely to a significant extent on the health of the gaming industry and the success of our customers’ games to maintain and increase our revenue. Accordingly, we are especially susceptible to market conditions and risks associated with the gaming industry, including the popularity, price and timing of release of games, changes in consumer demographics, the availability and popularity of other forms of entertainment and public tastes and preferences, all of which are difficult to predict and are beyond our control.

In addition, end-users may view games as a discretionary purchase. Although in periods of economic downturn time spent on gaming typically increases, if we experience a prolonged downturn as a result of the effects of COVID-19 or otherwise, end-users may reduce their discretionary spending on games and our customers, in turn, may not renew their subscriptions or may otherwise reduce their usage of our platform, which would adversely impact our revenue and financial condition. Economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

If the market for our platform does not continue to grow or develops more slowly or differently than we expect, our business may be harmed.

Our future success depends on increasing demand for solutions to create and operate interactive, real-time 3D content and our ability to continue to develop new products, services, features and functionality that our customers and end-users demand. It is difficult to predict customer adoption rates and demand for our solutions or the future growth rate and size of our market. The expansion of our market depends on a number of factors, including the cost, performance and perceived value associated with interactive, real-time 3D content creation platforms as an alternative to traditional methods of content creation; the ability to monetize quality interactive content and experiences effectively and efficiently in gaming and across other industries; customer awareness of our platform; the timely completion, introduction and market acceptance of enhancements to our platform or new products that we may introduce; our ability to attract, retain and effectively train sales personnel; the effectiveness of our marketing programs; and the success of our competitors. The market for solutions like our platform that create and operate interactive, real-time 3D content might not continue to develop or might develop more slowly than we expect for a variety of reasons, including the failure to create new solutions and functionality that meet market demands, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation and competing technologies and solutions.

If the market for our solutions does not continue to grow or develops more slowly or differently than we expect, our business, financial condition and results of operations may be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.

Estimates of market opportunity in industries beyond gaming are particularly uncertain, given the earlier stage of adoption of solutions for real-time 3D content creation in those markets. Our estimates of the market opportunity that we can address outside gaming depend on a variety of factors, including the number of software developers, architects and engineers that are potential users of our products. We cannot be sure that the industries in which these developers, architects or engineers are employed will adopt real-time 3D generally, or our solutions specifically, to any particular extent or at any particular rate.

Our expectations regarding potential future market opportunities that we may be able to address are subject to even greater uncertainty. For example, our expectations regarding future market opportunities in gaming depend, among other things, on the extent to which we are able to develop new products and features that expand the applicability of our platform. In addition, our expectations regarding future market opportunities represented by augmented reality and virtual reality applications are subject to uncertainties relating from the fact that such applications are at relatively early stages of development and may not grow at the rates we expect. The extent to which engineers, technicians or other potential users of our products in industries outside gaming are representative of other future market opportunities will depend on those industries having use cases that can be served by real-time 3D content. Our ability to address those opportunities will depend on our developing products that are responsive to those use cases.

We cannot assure you that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. In addition, any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to achieve a substantial share of this market or grow at a similar rate, if at all. Our growth is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity or forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We provide service-level agreement commitments related to certain of our Create and Operate solutions. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or other credits, which would lower our revenue and harm our business, financial condition and results of operations.

Certain of our Create and Operate Solutions include service-level agreements commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we could face terminations with refunds of prepaid amounts or other credits, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Indemnity provisions in various agreements to which we are a party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection or other data rights, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. Some of our historical indemnity agreements, and renewals of such agreements, provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations in our more recent customer agreements, in some cases, the liability is not limited given other strategic facets of the relationship and we may still incur substantial liability related to such agreements, and we may be required to cease providing certain functions or features on our platform as a result of any such claims. Even if we succeed in contractually limiting our liability, such limitations may not always be enforceable. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our platform and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed on us or otherwise protect us from liabilities or damages with respect to claims, including clams on such matters as alleged compromises of customer data, which may be substantial. Any such coverage may not continue to be available to us on acceptable terms or at all.

If we fail to offer high-quality support, our ability to retain and attract customers could suffer.

Our customers rely on our sales, customer success and customer support personnel and tools to resolve issues and realize the full benefits that our platform provides. High-quality support is important for the retention of our existing customers and expanding their use of our platform. The importance of these functions will increase as we expand our business, pursue new customers and seek to expand the use of our platform and solutions by enterprise customers in new industries outside of gaming. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our solution to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

Acquisitions, strategic investments, partnerships, and alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, platform, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. Although the significant majority of our revenue growth has been organic, we have completed over a dozen acquisitions since 2011, including deltaDNA, Multiplay and Vivox, to further our goal of providing a complete set of solutions for all creator needs. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, data, platform, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us or face cultural challenges integrating with our company, or if their software or technology is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise.

We could also face risks related to liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities, and litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties, and our efforts to limit such liabilities could be unsuccessful. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data security and the protection of children. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

Our products, and particularly our Operate Solutions, rely on our ability to collect, use and share information of customers, end-users and others. These activities are regulated by a variety of federal, state, local and international privacy and data security laws and regulations, which have become increasingly stringent in recent years.

Internationally, most jurisdictions in which we or our customers operate have adopted privacy and data security laws. Among the most stringent of these laws is the General Data Protection Regulation, or GDPR, which went into effect in May 2018. Companies that violate the GDPR can face private litigation, prohibitions on data processing and fines of up to the greater of 20 million Euros or 4% of their worldwide annual revenue. The GDPR requires us and our customers to give more detailed disclosures about how we collect, use and share personal information; contractually commit to data protection measures in our contracts with clients; maintain adequate data security measures; notify regulators and affected individuals of certain data breaches; meet extensive privacy governance and documentation requirements; and honor individuals’ data protection rights, including their rights to access, correct and delete their personal information.

Under an interpretation of a recent decision by the Court of Justice of the European Union and recent guidance from European data protection authorities applying the GDPR and other data protection laws, cookies and similar technologies used for personalization of experiences, advertising, and content, including those relied upon by our products, may not be used without affirmative opt-in consent. This decision and regulatory guidance may increase our exposure to regulatory enforcement action, increase our compliance costs, and reduce demand for our products. A new regulation that has been proposed in the European Union, known as the ePrivacy Regulation, may further restrict the use of cookies and other online tracking technologies on which our products rely, as well as increase restrictions on online direct marketing. Such restrictions could adversely affect our Operate Solutions business.

The GDPR and other European data protection laws also generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. The safeguard on which we have primarily relied for such transfers is implementation of the European Commission’s Standard Contractual Clauses. However, a July 2020 decision of the Court of Justice of the European Union called into question the ability of companies to use the Standard Contractual Clauses for purposes of data transfers from the European Union to the United States, and by implication, most other countries outside of Europe. In response to this decision, the data protection authority in Berlin, Germany, where we maintain offices, encouraged companies under its supervision to stop transfers of personal data to the United States and switch to service providers based in the European Union or other countries providing adequate data protection. Authorities in the United Kingdom and Switzerland may similarly issue guidance that precludes or complicates our lawful use of the Standard Contractual Clauses. There are few viable alternatives to the Standard Contractual Clauses, and the law in this area remains dynamic. As such, our efforts to comply with European data protection laws in the processing of personal data from Europe may not be successful; may increase our exposure to the GDPR’s sanctions for violations of its cross-border data transfer restrictions, including fines of up to 4% of our revenue and prohibitions on data processing; and may reduce demand for our services from companies subject to European data protection laws. Loss of our ability to import personal data from Europe may also require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

Domestic privacy and data security laws are also complex and changing rapidly. Many states have enacted laws regulating the online collection, use and disclosure of personal information and requiring companies implement reasonable data security measures. Laws in all states and U.S. territories also require businesses to notify affected individuals, governmental entities and/or credit reporting agencies of the occurrence of certain security breaches affecting personal information. These laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly.

States have also begun to introduce more comprehensive privacy legislation. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA created restrictions on “sales” of personal information that may restrict the use of cookies and similar technologies for advertising purposes. Our advertising business relies on these technologies and could be adversely affected by the CCPA’s restrictions.

The CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as other states may follow California’s lead and increase protections for their residents. The CCPA has already prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs and adversely affect our business.

States have also begun to introduce laws restricting the use of biometric data, including data derived from facial recognition technologies. For example, the Biometric Information Privacy Act in Illinois, or BIPA, prohibits collection of certain biometric data without informed consent and provides for statutory damages of up to $5,000 per consumer per violation for intentional violations. As a result, BIPA has been the subject of extensive class action litigation and very substantial settlements. Some of our products employ object detection technology to help creators build augmented and virtual reality applications, and their use to recognize and collect information about individuals could be perceived as subject to these biometric privacy laws. As a result, these products may subject us or our customers to costly litigation, government enforcement action, damages and penalties under these laws, which could adversely affect our business, results of operations and our financial condition.

Children’s privacy has been a focus of recent enforcement activity under longstanding privacy laws as well as the new generation of privacy laws. The Federal Trade Commission and state attorneys general have in recent years increased enforcement of the Children’s Online Privacy Protection Act, or COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of 13. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13-16 (depending on the country) without parental consent. The CCPA requires companies to obtain the consent of children in California under 16 (or parental consent for children under 13) before selling their personal information. We have been and are currently subject to claims related to the privacy of minors predicated on COPPA and other privacy laws, and we may in the future face claims under COPPA, the GDPR, the CCPA or other laws relating to children’s privacy.

Apart from the requirements of privacy and data security laws, we have obligations relating to privacy and data security under our published policies and documentation, contracts and applicable industry standards. Although we endeavor to comply with these obligations, we may have failed to do so in the past and may be subject to allegations that we have failed to do so or have otherwise processed data improperly. For example, in 2019, we became aware of a research paper alleging that our software, including an older version of the Unity Editor, was inappropriately configured to collect hardware-based persistent identifiers, or MAC addresses. Although we did not use this information to measure behavior or track individuals as alleged by the researchers and we have disabled the configuration described in the paper, we could be subject to enforcement action or litigation alleging that this instance of data collection or our other data processing practices violate our published policies, federal or state laws prohibiting unfair or deceptive business practices or other privacy laws.

In addition to the privacy and security laws previously mentioned, there are emerging cases applying existing privacy laws in the United States, such as the federal and state wiretapping laws, to certain basic interoperability features of the internet. Such cases present theories of interpretation that are novel and potentially deeply impactful to the current interoperability of analytics products offered to assist our developers in running their applications. The asserted theory of these cases, if accepted, could cause us to make changes to our products to avoid costly litigation, government enforcement actions, damages and penalties under these laws, which could adversely affect our business, results of operations and our financial condition.

In response to the increasing restrictions of global privacy and data security laws, our customers have sought and may continue to seek increasingly stringent contractual assurances regarding our handling of personal information, and may adopt internal policies that limit their use of our Operate Solutions. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial contractual liability or fines.

As described in “Risk Factors—Operating system platform providers or application stores may change terms of service, policies or technical requirements to require us or our customers to change data collection and privacy practices, business models, operations, practices, advertising activities or application content, which could adversely impact our business,” our obligations under privacy and data security laws, our contracts and applicable industry standards (including requirements by operating system platforms or application stores) are increasing, becoming more complex and changing rapidly, which has increased and may continue to increase the cost and effort required to comply with them. The privacy and data security compliance challenges we and our customers face in Europe and other jurisdictions may also limit our ability to operate, or offer certain product features, in those jurisdictions, which could reduce demand for our products from customers subject to their laws. Despite our efforts, we may not be successful in achieving compliance with these rapidly evolving requirements. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, individuals or others; fines and civil or criminal penalties for us or company officials, obligations to cease offering or to substantially modify our Operate Solutions in ways that make our solutions less effective in certain jurisdictions, negative publicity, harm to our brand and reputation and reduced overall demand for our platform or reduce returns on our Operate Solutions. Such occurrences could adversely affect our business, financial condition and results of operations.

Companies and governmental agencies may restrict access to platforms, our website, mobile applications, application stores or the Internet generally, which could lead to the loss or slower growth of our customers’ end-users and negatively impact our operations.

Governmental agencies in any of the countries in which we, our customers or end-users are located, such as China, could block access to or require a license for our platform, our website, mobile applications, operating system platforms, application stores or the Internet generally for a number of reasons, including security, confidentiality or regulatory concerns. End-users generally need to access the Internet, including in geographically diverse areas, and also platforms such as the Apple App Store and the Google Play Store, to play games created or operated using our platform. In addition, companies may adopt policies that prohibit employees from accessing our platform or the platforms that end-users need in order to play games created or operated using our platform. If companies or governmental entities block, limit or otherwise restrict customers from accessing our platform, or end-users from playing games developed or operated on our platform, our business could be negatively impacted, our customers’ end-users could decline or grow more slowly, and our results of operations could be adversely affected.

Adverse changes in the economic, legal and political landscape in China could have a material adverse effect on business conditions.

Because our continued business operations in China constitutes a significant part of our current and future revenue growth plans, adverse changes in economic and political policies relating to China could have a material adverse effect on our business. An escalation of recent trade tensions between the U.S. and China has resulted in trade restrictions that harm our ability to participate in Chinese markets. For example, U.S. export control regulations relating to China have created restrictions with respect to the sale of our products to various Chinese customers and further changes to regulations could result in additional restrictions. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that further restrict our ability to operate in China.

The Chinese economic, legal and political landscape also differs from many developed countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources, uncertainty regarding the enforceability and scope of protection for intellectual property rights, a relatively uncertain legal system, and instability related to economic, political and social reform. The laws, regulations and legal requirements in China are also subject to frequent changes. Any actions and policies adopted by the government of the People’s Republic of China, or PRC, particularly with regard to intellectual property rights and existing cloud-based and Internet restrictions for non-Chinese businesses, or any prolonged slowdown in China’s economy, including due to COVID-19, could have an adverse effect on our business, results of operations and financial condition.

In particular, PRC laws and regulations impose restrictions on foreign ownership of companies that engage in internet, market survey, cloud-based services and other related businesses from time to time. Specifically, foreign ownership of an internet content provider may not exceed 50% and the primary foreign investor of such provider must have a record of good performance and operating experience in managing internet content service. Accordingly, our ability to offer cloud-based services in China depends on our ability to implement and maintain structures that are acceptable under PRC laws. If any structure that we implement is determined to be illegal or invalid, the relevant governmental authorities would have broad discretion in dealing with such violation, including revoking our business and operating licenses, requiring us to discontinue or restrict operations, restricting our rights to collect revenue, confiscating our income, requiring us to restructure our ownership structure or operations, imposing additional conditions or requirements with which we may not be able to comply or levying fines. These actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and operating results.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the UK Bribery Act and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our global sales and business to the public sector and further develop our reseller channel, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our global sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls. Our products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control, or OFAC, that prohibit the shipment of most solutions to embargoed jurisdictions or sanctioned parties without the required export authorizations. Additionally, the Trump administration has been critical of existing trade agreements and may impose more stringent export controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Although we have taken precautions to prevent our platform from being provided, deployed or used in violation of export control and sanctions laws, and are in the process of further enhancing our policies and procedures relating to export control and sanctions compliance, we have inadvertently provided products and services to some customers in apparent violation of U.S. export control and economic sanctions laws. In August 2020, we submitted to OFAC and to the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, initial notifications of voluntary self-disclosure concerning these apparent violations. We cannot assure you that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future. If we are found to be in violation of U.S. sanctions or export control regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

If we or our resellers fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or future changes in export and import regulations may create delays in the introduction of our platform in global markets, prevent our customers with global operations from deploying our platform globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our customers outside of the United States generated approximately 72% and 76% of our revenue for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively, and our growth strategy includes further expanding our operations and customer base across all major global markets. However, any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our products to, existing or potential customers with global operations. Any decreased use of our platform or limitation on our ability to export or sell our products in major global markets would adversely affect our business, results of operations and growth prospects.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell our Create Solutions and Operate Solutions to U.S. federal, state and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for solutions are affected by public sector budgetary cycles and funding authorizations and funding reductions or delays may adversely affect public sector demand that could develop for our solutions.

Further, governmental and highly regulated entities may demand or require contract terms and product and solution features or certifications that differ from our standard arrangements and are less favorable or more difficult to maintain than terms that we negotiate with private sector customers or otherwise make available. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to provide our platform to other government customers and could adversely impact our reputation, business, financial condition and results of operations.

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, or fail to continuously innovate and advance our technology, our competitors could gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings, or litigation. In addition, despite our pending patent applications, we cannot assure you that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, required to rebrand our products or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our global activities, our exposure to unauthorized copying and use of our platform and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has or may have developed intellectual property in connection with their engagement with us. Moreover, we cannot assure you that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, such as rights under our software licenses, and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to enforce our unique licensing structure, including financial eligibility tiers, and our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We license and make available source code to customers. Although those customers are restricted in the manner in which they can use and share our source code, we cannot assure you that unauthorized use or copying of our source code will not occur. We rely on periodic significant updates to our source code to encourage our customers to access our source code through us on a paying or, for qualified users, non-paying, basis. However, we cannot assure you that this strategy will be effective in ensuring that users are not misusing or accessing our source code on an authorized basis.

Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. These licenses may become more expensive and increase our costs.

While most of the intellectual property we use is created by us, we have also acquired rights to proprietary intellectual property that provide key features and functionality in our platform. We have also obtained rights to use intellectual property through licenses and service agreements with third parties.

Proprietary licenses typically limit our use of intellectual property to specific uses and for specific time periods. If we are unable to maintain these licenses or obtain additional licenses on reasonable economic terms or with significant commercial value, our revenue and profitability may be adversely impacted. These licenses may become more expensive and increase the advances, guarantees and royalties that we may pay to the licensor, which could significantly increase our costs and adversely affect our profitability.

We are and may in the future become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We have previously been named as a potential indemnitor in a claim alleging infringing use of our software. Defending this and future claims can be expensive and impose a significant burden on management and employees, and we may receive unfavorable preliminary, interim, or final rulings in the course of litigation, which could seriously harm our business. In addition, in the fall of 2017, we initiated a trademark infringement lawsuit against another party to protect our trademarks, which was subsequently settled.

We may in the future become subject to additional intellectual property disputes, and may become subject to liability as a result of these disputes. Our success depends, in part, on our ability to develop and commercialize our platform without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, there is no assurance that our technologies, products, services or platform will not be found to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Companies in the internet, technology and gaming industries own large numbers of patents, copyrights, trademarks, domain names and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we face increasing competition and gain a higher profile, the possibility of intellectual property rights and other claims against us grows. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We have a number of issued patents. We have filed a number of additional U.S. and foreign patent applications but they may not issue. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents and patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our platform or cease business activities related to such intellectual property. In addition, we may need to settle litigation and disputes on terms that are unfavorable to us. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property claim asserted against us, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign or rebrand the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our platform grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in our products, and we expect to continue to incorporate open source software in our services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our products. In addition, although we employ open source software license screening measures, if we were to combine our proprietary software products with certain open source software in a particular manner we could, under certain open source licenses, be required to release the source code of our proprietary software products. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products or take other remedial actions.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. We are currently involved in two related putative class-action lawsuits brought by end-users of games that include our software and include allegations related to violations of privacy laws. In addition, in June 2019, a former senior-level employee brought a lawsuit against us in the San Francisco County Superior Court alleging claims arising under California law for retaliation, termination in violation of the California Fair Employment and Housing Act, failure to prevent discrimination and retaliation, wrongful termination, defamation and slander. This lawsuit included allegations related to alleged actions by our CEO, John Riccitiello. These allegations were reported in the media. We filed an answer denying every allegation of unlawful conduct made in the complaint and a motion to compel arbitration. The court granted our motion to compel arbitration.

Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war or terrorist attack, explosion or pandemic could impact our business. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and are thus vulnerable to damage in an earthquake. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

Health epidemics, including the current COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our partners and customers operate.

Our business and operations could be adversely affected by health epidemics, including the current COVID-19 pandemic, impacting the markets and communities in which we, our partners and customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption on both a nationwide and global level, as well as the ongoing effects on our business.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, and we may be unable to accurately forecast our revenue or financial results. Although we have and may continue to experience a modest adverse impact on our sales of Create Solutions as well as our Strategic Partnerships, we have seen an increase in demand for our portfolio of products and services within Operate Solutions following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, which has resulted in higher levels of end-user engagement in Operate Solutions. However, this increased demand for our Operate Solutions will likely moderate over time, as shelter-in-place orders and other related measures and community practices evolve. Further, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may decrease or delay their spending, request pricing concessions or seek renegotiations of their contracts, and decrease advertising spend, any of which may result in decreased revenue for us. The COVID-19 pandemic has also resulted in a dramatic increase in unemployment that could result in end-users having less discretionary income to spend on games, which could have a negative impact on the gaming industry. In addition, we may experience customer or strategic partner losses, including due to bankruptcy or our customers or strategic partners ceasing operations, which may result in an inability to collect receivables from these parties. A decline in revenue or the collectability of our receivables could harm our business.

In addition, in response to the spread of COVID-19, we are requiring or have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no guarantee that we will be as effective while working remotely because our team is dispersed, employees may have less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family members who become sick), may become sick themselves and be unable to work, or may be otherwise negatively affected, mentally or physically, by the COVID-19 pandemic and prolonged social distancing. Decreased effectiveness and availability of our team could adversely affect our results due to slow-downs in our sales cycles and recruiting efforts, delays in our entry into customer contracts, delays in addressing performance issues, delays in product development, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business. Furthermore, we may decide to postpone or cancel planned investments in our business in response to changes in our business as a result of the spread of COVID-19, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business. In addition, our facilities needs could evolve based on continuing changes and impact on work environments as a result of the COVID-19 pandemic, and we may not be able to alter our contractual commitments to accommodate such changes, which could cause us to incur additional costs or otherwise harm our business. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, which could decrease technology spending and adversely affect demand for our platform.

The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business, operations or the global economy as a whole, particularly if the COVID-19 pandemic and related public health measures continue and persist for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition. While the spread of COVID-19 may eventually be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could harm our business.

Our current operations are global in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base across all major global markets. In the year ended December 31, 2019, and the six months ended June 30, 2020, 34% and 38% of our revenue was generated by customers in EMEA, respectively; 33% and 32% of our revenue was generated by customers in Asia-Pacific, respectively; and 33% and 30% of our revenue was generated by customers in the Americas, respectively. We also have a sales presence in multiple countries. We are continuing to adapt to and develop strategies to address global markets, but we cannot assure you that such efforts will be successful. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish and maintain such relationships, we may be unable to execute on our expansion plans. As of June 30, 2020, approximately 64% of our full-time employees were located outside of the United States. We expect that our global activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new global markets, which will require significant dedication of management attention and financial resources.

Our current and future global business and operations involve a variety of risks, including:

•	slower than anticipated availability and adoption of our platform by creators outside the United States;

•	changes or instability in a specific country’s or region’s political, social or economic conditions, including in the United Kingdom as a result of its exit from the European Union;

•	the need to adapt and localize our platform for specific countries;

•	maintaining our company culture across all of our offices globally;

•	greater difficulty collecting accounts receivable and potential for longer payment cycles;

•	increased reliance on resellers and other third parties for our global expansion;

•	burdens of complying with a variety of foreign laws, including costs associated with legal structures, accounting, statutory filings and tax liabilities;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•	differing and potentially more onerous labor regulations and practices, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United

States, including deemed hourly wage and overtime regulations in these locations, or the existence of workers’ councils and labor unions;

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challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, statutory equity requirements and compliance programs that are specific to each jurisdiction;

•	potential changes in laws, regulations and costs affecting our U.K. operations and local employees due to Brexit;

•	unexpected changes in trade relations, regulations, laws or enforcement;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	increased travel, real estate, infrastructure and legal compliance costs associated with multiple global locations and subsidiaries;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	higher levels of credit risk and payment fraud;

•	restrictions on the transfer of funds, such as limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	enhanced difficulties of integrating any foreign acquisitions;

•	laws and business practices favoring local competitors or general market preferences for local vendors;

•	reduced or uncertain intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing our intellectual property rights, including our trademarks and patents;

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foreign government interference with our intellectual property that resides outside of the United States, such as the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

•	political instability, hostilities, war or terrorist activities;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our global operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

A large portion of our customers authorize us to bill their credit card accounts directly for their use of our platform. If we experience fraud associated with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for the purchase of our platform, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our platform. Our platform may also be subject to fraudulent usage and schemes which could result in unauthorized access to customer accounts and data, unauthorized use or circumvention of our platform or technologies, and charges and expenses to customers for fraudulent usage as well as lost revenue. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our platform is subject to fraudulent usage. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

We are exposed to collection and credit risks, which could impact our operating results.

Our accounts receivable are subject to collection and credit risks, which could impact our operating results. Our Create Solutions typically include upfront purchase commitments for a one- to three-year subscription, which may be invoiced over multiple reporting periods, increasing these risks. With respect to our Operate Solutions, we rely on payments from advertisers in order to pay our customers their revenue earned from our Unified Auction. We are generally obligated to pay our customers for revenue earned within a negotiated period of time, regardless of whether or not our advertisers have paid us on time, or at all. While we attempt to negotiate a longer payment period with our customers and shorter periods for our advertisers, we are not always successful. As a result we can face a timing issue with our accounts payable on shorter cycles than our accounts receivable, requiring us to remit payments from our own funds, and accept the risk of bad debt. Businesses that are good credit risks at the time of sale may become bad credit risks over time. In times of economic recession, the number of our customers who default on payments owed to us tends to increase. Our operating results may be impacted by significant bankruptcies among customers, which could negatively impact our revenue and cash flows. We cannot assure you that our processes to monitor and mitigate these risks will be effective. If we fail to adequately assess and monitor our credit risks, we could experience longer payment cycles, increased collection costs and higher bad debt expense, and our business, operating results and financial condition could be harmed.

Fluctuations in currency exchange rates could harm our operating results and financial condition.

We offer our solutions to customers globally and have operations in Denmark, Belgium, Lithuania, Colombia, Canada, China, Finland, Sweden, Germany, France, Japan, the United Kingdom, Ireland, South Korea and Singapore. Although the majority of our cash generated from revenue is denominated in U.S. dollars, revenue generated and expenses incurred by our subsidiaries outside of the United States are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our non-U.S. subsidiaries are translated from local currencies into U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations and, as a result, our financial condition and operating results could be adversely affected by such fluctuations.

Our global operations may subject us to potential adverse tax consequences.

We are expanding our global operations to better support our growth in global markets. Our corporate structure and associated transfer pricing policies contemplate future growth in global markets, and consider the functions, risks and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our global business activities, changes in tax rates, new or revised interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. New or revised tax laws may also impact the amount of taxes we pay in different jurisdictions, such as Pillar One and Pillar Two being considered by the Organisation of Economic Co-Operation and Development, which would fundamentally change long-standing transfer pricing principles. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

We could be required to collect additional sales, value added or similar taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our solutions and adversely affect our results of operations.

We collect sales, value added or similar indirect taxes in a number of jurisdictions. An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value added, digital service, or similar taxes, on companies despite not having a physical presence in the foreign jurisdiction. A successful assertion by one or more states, or foreign jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The requirement to collect sales, value added or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations. We continually monitor the ever-evolving tax landscape in the jurisdictions in which we operate and those jurisdictions where our customers reside.

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income or taxes may be subject to certain limitations.

As of December 31, 2019, we had net operating loss, or NOL, carryforwards for U.S. federal, state, and foreign purposes of $128.5 million, $34.8 million and $334.5 million, respectively, which may be available to offset taxable income in the future, and portions of which expire in various years beginning in 2027. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the Tax Cuts and Jobs Act of 2017, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal net operating losses incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOL carryforwards and certain other tax attributes to offset post-change taxable income or taxes. We may experience a future ownership change (including, potentially, in connection with this offering) under Sections 382 and 383 of the Code that could affect our ability to utilize our NOL carryforwards to offset our income. Furthermore, our ability to utilize NOL carryforwards of companies that we have acquired or may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, on June 29, 2020, the California Governor signed into law the 2020 Budget Act which temporarily suspends the utilization of net operating losses and limits the utilization of research credits to $5.0 million annually for 2020, 2021 and 2022. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

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changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, the valuation of our stock-based compensation awards, including the determination of fair value of our common stock, accounting for business combinations and income taxes, among others. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through sales of our convertible preferred stock and common stock and cash generated from sales of our Create Solutions and Operate Solutions and from our strategic partnerships. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds to respond to business challenges, including the need to develop new solutions, products, services or enhance our existing solutions, products or services, enhance our operating infrastructure, expand globally and acquire complementary businesses and technologies. Additional financing may not be available on terms favorable to us, if at all. In particular, the current COVID-19 pandemic has caused disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue to support our business growth, respond to business challenges, expand our operations or otherwise capitalize on our business opportunities due to lack of sufficient capital. Even if we are able to raise such capital, we cannot assure you that it will enable us to achieve better operating results or grow our business.

We are a party to a revolving credit agreement, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

Our credit agreement with Barclays Bank PLC, or the Credit Agreement, contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, mergers with other companies, dispose of our assets, prepay other indebtedness and make dividends and other distributions. The obligations under the Credit Agreement are also guaranteed by our existing and subsequently acquired or formed material domestic subsidiaries. The terms of our Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. The Credit Agreement also contains a financial covenant that requires us to maintain liquidity of at least $75.0 million as of the last day of the most recently completed four consecutive fiscal quarters, which commenced on June 30, 2020. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay the principal or interest under the Credit Agreement.

If we are unable to comply with our payment requirements, our lender may accelerate our obligations under our Credit Agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders’ interests. If we fail to comply with any covenant it could result in an event of default under the agreement and our lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or adversely affect our business.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, advertising, electronic marketing, protection of minors, data protection and privacy, data localization requirements, online services, anti-competition, labor, real estate, taxation, intellectual property ownership and infringement, tax, export and national security, tariffs, anti-corruption and telecommunications, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States, and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our platform less attractive to our customers or cause us to change or limit our ability to sell our platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures.

In particular, as a result of our Operate Solutions, we are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanisms, such as loot boxes, and game genres, such as social casino, rewarded gaming and gambling, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. New regulation by the U.S. federal government and its agencies, such as the FTC, U.S. states and state agencies or foreign jurisdictions, which may vary significantly across jurisdictions, could require that certain game content be modified or removed from games, increase the costs of operating our customer’s games, impact player engagement and thus the functionality and effectiveness of our Operate Solutions or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our Operate Solutions, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

It is possible that a number of laws and regulations may be adopted or construed to apply to us or our customers in the United States and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution and antitrust, and our solutions or components thereof may be deemed or perceived illegal or unfair practices. Furthermore, the growth and development of electronic commerce and virtual items may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as us and our customers conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, labeling of free-to-play games or regulation of currency, banking institutions, unclaimed property or money transmission may be interpreted to cover games made with our solutions and the revenue that we receive from our Operate Solutions. If that were to occur, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of mobile gaming and impair our business, financial condition or results of operations.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the pricing of the solutions on our platform;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	sales of shares of our common stock by us or our shareholders;

•	significant data breaches, disruptions to or other incidents involving our platform;

•	our involvement in litigation;

•	conditions or developments affecting the gaming industry;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market;

•	general economic and market conditions; and

•	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and executive officers and certain holders of our common stock and securities exercisable for or convertible into our common stock, are subject to lock-up agreements that restrict their ability to transfer such securities for a period of 180 days after the date of this prospectus, subject to earlier termination commencing on the opening of trading on the second trading day immediately following our release of earnings for the quarter ending December 31, 2020, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC; provided that:

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up to 15% of the shares (including shares issuable upon exercise of vested options) held by employees and former employees (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the first trading day on which our common stock is traded on the NYSE through September 30, 2020, which we refer to as the first release period; and

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up to 15% of the shares issuable upon exercise of vested options held by employees, former employees, directors and officers may be sold beginning at the opening of trading on the second trading day after we announce earnings for the quarter ending September 30, 2020 through December 15, 2020, which we refer to as the second release period.

If not earlier released, all of the shares of common stock sold in this offering will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, after this offering, up to 53,102,834 shares of our common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs as of June 30, 2020,

and 88,912,983 shares of our common stock are available for future issuance under our 2020 Plan and our 2020 ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Further, based on shares outstanding as of June 30, 2020, holders of approximately 102,717,396 shares, or 39% of our capital stock after the completion of this offering, will have rights, subject to some conditions and the lock-up agreements described above, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval. Furthermore, many of our current directors were appointed by our principal stockholders.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will beneficially own approximately 62% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options, warrants or other rights). Furthermore, many of our current directors were appointed by our principal stockholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors and greater than 5% stockholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $40.65 per share, or $40.11 per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and an assumed initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and time-consuming process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. For example, we are still in the process of implementing information technology and accounting systems to help manage critical functions such as billing and revenue recognition and financial forecasts. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, may have the effect preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

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specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer, or our president (in the absence of a chief executive officer);

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

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provide that vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office, even though less than a quorum, or by a sole remaining director; and

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require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, to be effective immediately prior to the completion of this offering, will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the

Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Our amended and restated certificate of incorporation, to be effective immediately prior to the completion of this offering, will further provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•

our expectations regarding our financial performance, including revenue, cost of revenue, gross profit or gross margin, operating expenses, key metrics, and our ability to achieve or maintain future profitability;

•	our ability to effectively manage our growth;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our expectations regarding the demand for real-time 3D content in gaming and other industries and our ability to increase revenue from these industries;

•	economic and industry trends;

•	our ability to increase sales of our solutions;

•	our ability to attract and retain customers;

•	our ability to expand our offerings and cross-sell to our existing customers;

•	our expectations regarding the plans announced by Apple with respect to access of advertising identifiers and related matters, and the potential impact on our financial performance;

•	our ability to maintain and expand our relationships with strategic partners;

•	our ability to continue to grow across all major global markets;

•	the effects of increased competition in our markets and our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;

•	our estimated market opportunity;

•	our ability to timely and effectively scale and adapt our solutions;

•	our ability to continue to innovate and enhance our solutions;

•

our ability to develop new products, features and use cases and bring them to market in a timely manner, and whether our customers and prospective customers will adopt these new products, features and use cases;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our ability to identify and complete acquisitions that complement and expand the functionality of our platform;

•	our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and globally;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the effects of COVID-19 or other public health crises;

•	the increased expenses associated with being a public company;

•	the future trading prices of our common stock; and

•	our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth of the markets in which we participate, that are based on industry publications and reports. In some cases, we do not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry reports:

Altman Vilandrie & Company, Gaming Market Evaluation, February 2020.

Cambashi, The Engineering Software Pyramid, April 2019 (estimate of six million architects and engineers, used by us to estimate a current market opportunity in the architecture, engineering and construction industries; estimate of 37 million engineers and technicians used by us to estimate a future market opportunity in industries beyond gaming).

SlashData, Developer Economics, State of the Developer Nation, Q4 2019, April 2020 (5.8 million active software developers using C#, used by us to estimate current market opportunity in industries beyond gaming).

User Metrics

We define monthly active creators as the number of unique devices that have started the Unity editor, the user interface for our Create Solutions, at least once during the trailing 30 days from month end. This metric includes both non-paying creators, which comprise the substantial majority of our creators, as well as paying creators, and does not currently include monthly active users of our Operate Solutions products, unless they are also using the Unity editor, as described above.

We define monthly active end-users as the number of unique devices that have started an application made with Unity, or that have requested an advertisement from Unity Ads, during the trailing 30 days from month end. Devices tracked include smartphones, tablets, PCs, Macs and augmented and virtual reality devices, and exclude consoles and WebGL applications. This metric includes end-users of both our non-paying and paying creators.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $1,086.7 million (or approximately $1,251.0 million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $46.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $46.00 per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $23.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $43.8 million, assuming the assumed initial public offering price of $46.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We also intend to use a portion of the net proceeds we receive from this offering to repay the outstanding $125 million of indebtedness under our credit facility, which we borrowed in order to provide liquidity in case of any material impact on the financial markets related to COVID-19 but which we have not used to date. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Our credit facility is scheduled to mature in December 2024 and interest on our outstanding balance under the facility accrued at a rate of 1.67% as of June 30, 2020. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Expenditures—Credit Agreement.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends is also restricted by the terms of our Credit Agreement, as described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of June 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of 102,717,396 shares of our convertible preferred stock as of June 30, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering; (ii) stock-based compensation expense of approximately $28.1 million associated with RSUs subject to service-based and liquidity event vesting conditions, as further described in Note 11 to our consolidated financial statements included elsewhere in this prospectus; (iii) the vesting of 140,085 RSUs for which the service-based condition was satisfied as of June 30, 2020 and for which the liquidity event vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part; and (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) our issuance and sale of 25,000,000 shares of common stock in this offering at an assumed initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the repayment of our outstanding $125.0 million of indebtedness under our revolving credit facility and (iv) the issuance of 750,000 shares of our common stock that we will donate to a charitable foundation after the completion of this offering and an associated non-cash charge of approximately $34.5 million, estimated based on an assumed initial public offering price of $46.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)(2)
	(in thousands, except share and per share data)
Cash	$453,258	$453,258	$1,418,533

Total debt	$124,449	$124,449	$—

Stockholders’ equity:
Convertible preferred stock, $0.000005 par value per share; 110,336,525 shares authorized; 102,717,396 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	836,529	—	—
Preferred stock, $0.000005 par value per share; no shares authorized, no shares issued or outstanding, actual; 100,000,000 shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.000005 par value per share; 330,000,000 shares authorized, 135,649,337 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 238,366,733 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 264,116,733 shares issued and outstanding, pro forma as adjusted	1	2	2
Additional paid-in capital	383,871	1,248,524	2,369,699
Accumulated other comprehensive loss	(3,709)	(3,709)	(3,709)
Accumulated deficit	(569,277)	(597,402)	(631,902)

Total stockholders’ equity	647,415	647,415	1,734,090

Total capitalization	$771,864	$771,864	$1,734,090

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $46.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by approximately $23.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by approximately $43.8 million, assuming the assumed initial public offering price of $46.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Pro forma as adjusted cash excludes $3.6 million of deferred offering costs that had been paid as of June 30, 2020.

The number of shares of our common stock that will be outstanding after this offering is based on 238,366,733 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of June 30, 2020, and excludes:

•

46,217,478 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $7.23 per share;

•	6,885,356 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2020;

•

28,462 shares of our common stock issuable upon the vesting of RSUs granted to our non-employee directors subsequent to June 30, 2020 and 82,568 shares of our common stock issuable upon the vesting of RSUs to be granted to our non-employee directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	our issuance of 72,479 shares of common stock in connection with an acquisition in July 2020;

•

83,624,892 shares of our common stock reserved for future issuance under our 2020 Plan, including 26,440,457 new shares plus the number of shares (not to exceed 57,184,435 shares) (i) that remain available for grant of future awards under our 2019 Plan, which shares will be added to the shares reserved under the 2020 Plan and will cease to be available for issuance under the 2019 Plan at the time our 2020 Equity Incentive Plan becomes effective and (ii) underlying outstanding stock awards granted under our 2009 Plan or 2019 Plan that expire, or are forfeited, cancelled, withheld or reacquired;

•	5,288,091 shares of our common stock reserved for future issuance under our 2020 ESPP, which will become effective in connection with this offering; and

•	750,000 shares of our common stock that we plan to donate to a charitable foundation after the completion of this offering.

Our 2020 Plan and 2020 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2020 was $326.5 million, or $2.41 per share of common stock. Our pro forma net tangible book value (deficit) as of June 30, 2020 was $326.5 million, or $1.37 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2020, after giving effect to (i) the automatic conversion of 102,717,396 shares of our convertible preferred stock as of June 30, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering; (ii) the vesting of 140,085 RSUs for which the service-based condition was satisfied as of June 30, 2020 and for which the liquidity event vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part; and (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving further effect to the sale of 25,000,000 shares of common stock that we are offering at an assumed initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the repayment of our outstanding $125.0 million of indebtedness under our revolving credit facility, and the issuance of 750,000 shares of our common stock that we will donate to a charitable foundation after the completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $1,413.2 million, or approximately $5.35 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $3.98 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $40.65 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$46.00
Historical net tangible book value per share as of June 30, 2020	$2.41
(Decrease) per share attributable to the pro forma adjustments described above	(1.04)

Pro forma net tangible book value per share as of June 30, 2020	1.37
Increase in pro forma net tangible book value per share attributable to this offering	3.98

Pro forma as adjusted net tangible book value per share after this offering		$5.35

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$40.65

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.09 per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $0.91 per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.15 per share and increase (decrease) the dilution to investors participating in this offering by approximately $(0.15) per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $5.89 per share, the increase in pro forma as adjusted net tangible book value per share would be $0.54 per share and the dilution per share to new investors would be $40.11 per share, in each case assuming an initial public offering price of $46.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above (but not including the charitable donation of 750,000 shares described above), as of June 30, 2020, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering estimated price of $46.00 per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	238,366,733	91%	$1,220,401,000	51%	$5.12
New investors	25,000,000	9%	$1,150,000,000	49%	$46.00

Total	263,366,733	100%	$2,370,401,000	100%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 89%, and the investors purchasing shares of our common stock in this offering would own 11% of the total number of shares of our common stock outstanding immediately after completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 238,366,733 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of June 30, 2020, and excludes:

•

46,217,478 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $7.23 per share;

•	6,885,356 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2020;

•

28,462 shares of our common stock issuable upon the vesting of RSUs granted to our non-employee directors subsequent to June 30, 2020 and 82,568 shares of our common stock issuable upon the vesting of RSUs to be granted to our non-employee directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	our issuance of 72,479 shares of common stock in connection with an acquisition in July 2020;

•

83,624,892 shares of our common stock reserved for future issuance under our 2020 Plan, including 26,440,457 new shares plus the number of shares (not to exceed 57,184,435 shares) (i) that remain available for grant of future awards under our 2019 Plan, which shares will be added to the shares reserved under the 2020 Plan and will cease to be available for issuance under the 2019 Plan at the time our 2020 Equity Incentive Plan becomes effective and (ii) underlying outstanding stock awards granted under our 2009 Plan or 2019 Plan that expire, or are forfeited, cancelled, withheld or reacquired;

•	5,288,091 shares of our common stock reserved for future issuance under our 2020 ESPP, which will become effective in connection with this offering; and

•	750,000 shares of our common stock that we plan to donate to a charitable foundation after the completion of this offering.

Our 2020 Plan and 2020 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

To the extent any outstanding options are exercised, or new stock options are issued under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of such outstanding options had been exercised as of June 30, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $5.63, and total dilution per share to new investors would be $40.37. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data. The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the following selected consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial and other data in this section is not intended to replace our audited consolidated financial statements and the related notes and is qualified in their entirety by the audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data
Revenue	$380,755	$541,779	$252,765	$351,325
Cost of revenue(1)	81,267	118,597	62,151	72,300

Gross profit	299,488	423,182	190,614	279,025

Operating expenses
Research and development(1)	204,071	255,928	118,798	166,859
Sales and marketing(1)	134,458	174,135	78,763	86,975
General and administrative(1)	91,260	143,788	53,410	77,473

Total operating expenses	429,789	573,851	250,971	331,307

Loss from operations	(130,301)	(150,669)	(60,357)	(52,282)
Interest expense	—	—	—	(788)
Interest income and other income (expense), net	(2,327)	(2,573)	(686)	1,194

Loss before provision for income taxes	(132,628)	(153,242)	(61,043)	(51,876)
Provision for income taxes	(1,026)	9,948	6,019	2,211

Net loss	$(131,602)	$(163,190)	$(67,062)	$(54,087)

Net loss per share, basic and diluted(2)	$(1.24)	$(2.39)	$(0.61)	$(0.42)

Weighted-average shares used in computing net loss per share, basic and diluted(2)	105,992	114,442	109,706	128,804

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.78)		$(0.34)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		213,438		228,210

(1)

Amounts include stock-based compensation expense, including stock-based compensation expense in connection with modified awards for certain employees of $288,000 and $13.5 million for the years ended December 31, 2018 and 2019, respectively, as follows:

	Year Ended December 31,		Six Months Ended June 30, 2020
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$2,777	$3,198	$1,650	$1,247
Research and development	9,514	13,521	5,861	10,779
Sales and marketing	3,916	6,124	2,681	4,124
General and administrative	4,706	21,637	4,584	5,504

Total stock-based compensation expense	$20,913	$44,480	$14,776	$21,654

(2)

See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share, basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30,
	2018	2019	2019	2020
	(in thousands)
Consolidated Balance Sheet Data
Cash	$258,731	$129,959	$339,807	$453,258
Working capital(1)	184,890	30,889	235,823	339,901
Total assets	589,301	762,860	810,426	1,289,084
Deferred revenue, current and non-current	65,509	96,576	75,006	107,590
Total debt	—	—	—	124,449
Convertible preferred stock	600,114	686,559	725,032	836,529
Accumulated deficit	(352,000)	(515,190)	(419,062)	(569,277)
Total stockholders’ equity	316,127	393,911	496,165	647,415

(1)	Working capital is defined as current assets less current liabilities.

Key Metrics

We monitor the following key metrics to help us evaluate the health of our business, identify trends affecting our growth, formulate goals and objectives and make strategic decisions.

Customers Contributing More Than $100,000 of Revenue

	As of December 31,		As of June 30,
	2018	2019	2019	2020
Customers > $100,000 of revenue	484	600	515	716
% of revenue represented by customers > $100,000 of revenue	68%	74%	71%	74%

We have a history of strong growth in our customer base. We focus on the number of customers that generated more than $100,000 of revenue in the trailing 12 months, as this segment of our customer base represents the majority of our revenue and revenue growth.

Dollar-Based Net Expansion Rate

	As of December 31,		As of June 30,
	2018	2019	2019	2020
Dollar-based net expansion rate	124%	133%	129%	142%

Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with our Create and Operate Solutions customers and to increase their use of our platform. We track our performance by measuring our dollar-based net expansion rate, which compares our Create and Operate Solutions revenue from the same set of customers across comparable periods, calculated on a trailing 12-month basis.

Our dollar-based net expansion rate as of a period end is calculated as current period revenue divided by prior period revenue. Prior period revenue is the trailing 12-month revenue measured as of such prior period end and includes revenue from all customers that contributed revenue during such trailing 12-month period. Current period revenue is the trailing 12-month revenue from these same customers as of the current period end. Our dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn but excludes revenue from new customers in the current period.

Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe the following non-GAAP measures are useful in evaluating our operating performance. We are presenting these non-GAAP financial measures because we believe, when taken collectively, they may be helpful to investors because they provide consistency and comparability with past financial performance.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.

Non-GAAP Loss from Operations

We define non-GAAP loss from operations as loss from operations excluding stock-based compensation expense and amortization of acquired intangible assets. We use non-GAAP loss from operations in conjunction with traditional GAAP measures to evaluate our financial performance. We believe that non-GAAP loss from operations provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as this metric excludes stock-based compensation expense and amortization of acquired intangible assets, which we do not consider to be indicative of our overall operating performance.

Non-GAAP loss from operations has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it excludes expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•

it excludes the expense of amortization of acquired intangible assets, and although these are non-cash expenses, the assets being amortized may have to be replaced in the future and non-GAAP loss from operations does not reflect cash expenditure for such replacements; and

•

the expenses and other items that we exclude in our calculation of non-GAAP loss from operations may differ from the expenses and other items, if any, that other companies may exclude from this measure or similarly-titled measures.

The following table presents a reconciliation of our non-GAAP loss from operations to our GAAP loss from operations, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Loss from operations	$(130,301)	$(150,669)	$(60,357)	$(52,282)
Add:
Stock-based compensation expense(1)	20,913	44,480	14,776	21,654
Amortization of acquired intangibles(2)	3,861	11,570	5,048	8,294

Non-GAAP loss from operations	$(105,527)	$(94,619)	$(40,533)	$(22,334)

(1)

Includes stock-based compensation expense in connection with modified awards for certain employees of $288,000 and $13.5 million for the years ended December 31, 2018 and 2019, respectively. Stock-based compensation expense in connection with modified awards was not material for the six months ended June 30, 2019 and 2020.

(2)

Consists of $3.4 million and $8.5 million in the years ended December 31, 2018 and 2019, respectively, and $3.7 million and $6.0 million in the six months ended June 30, 2019 and 2020, respectively, related to research and development, and $0.4 million and $3.1 million in the years ended December 31, 2018 and 2019, respectively, and $1.4 million and $2.3 million in the six months ended June 30, 2019 and 2020, respectively, related to sales and marketing.

Free Cash Flow

We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it is not a substitute for net cash used in operating activities;

•

other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison; and

•

the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash used in operating activities	$(81,059)	$(67,936)	$(19,756)	$(15,419)
Less:
Purchases of property and equipment	(38,019)	(27,035)	(9,805)	(19,275)

Free cash flow	$(119,078)	$(94,971)	$(29,561)	$(34,694)

Net cash used in investing activities	$(40,043)	$(219,541)	$(127,012)	$(43,363)
Net cash provided by financing activities	$148,251	$161,472	$227,979	$387,405

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions and beliefs, that involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content.

Our platform provides a comprehensive set of software solutions to create, run and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. As of June 30, 2020, we had approximately 1.5 million monthly active creators in over 190 countries and territories worldwide. The applications developed by these creators were downloaded over three billion times per month in 2019 on over 1.5 billion unique devices.

Our platform consists of two distinct, but connected and synergistic, sets of solutions: Create Solutions and Operate Solutions. Our Create Solutions are used by content creators—developers, artists, designers, engineers and architects—to create interactive, real-time 2D and 3D content. Content can be created once and deployed to more than 20 platforms, including Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, and the leading augmented and virtual reality platforms, among others. Our Operate Solutions offer customers the ability to grow and engage their end-user base, as well as run and monetize their content with the goal of optimizing end-user acquisition and operational costs while increasing the lifetime value of their end-users.

We launched our first game development engine in 2004, bringing together a set of tools, such as rendering, lighting, physics, sound, animation and user interface, that were designed to address the challenges faced by most game developers. Prior to Unity, developers primarily created these tools individually and repetitively across different target platforms, which was an expensive and time-consuming process. Unity made game development easier and faster.

Since our founding, we have achieved a number of milestones that secured our position as the leading platform for creating and operating interactive, real-time 3D content including:

•	We laid the foundation of our capability to create once and deploy anywhere in 2005 with seamless deployment to Mac OS and Microsoft Windows, the two leading computing platforms at the time.

•

We were a first mover in mobile gaming by supporting iOS in 2008 and Android in 2010, providing accessibility to creators for these platforms in their nascency, kick-starting both our platform growth and the market leadership we enjoy today.

•

We launched Unity Ads, the basis of our monetization products, in 2014 after we acquired Applifier, the maker of the Everyplay game video service, and Playnomics, a game industry analytics tool company.

•	We began to offer Create Solutions on a subscription basis in 2016.

•	We launched the Unified Auction within Unity Ads in 2017 to provide a broader access of advertising partners to include demand side platforms, or DSPs, optimizing revenue generation for our customers.

•	We acquired Multiplay in 2017, which dramatically improves performance and scalability of cloud-hosted games and applications by dynamically choosing hosting alternatives in real-time.

•	We began investing in artist and designer tools, which we refer to as our Assisted Artistry products, in 2017 in order to reach and empower a broader audience of creators beyond developers.

•

We formed a partnership with PiXYZ in 2018 to enable industrial and automotive designers to quickly import, prepare and optimize large CAD, mesh and point cloud models for real-time visualization in Unity.

•

We created and deployed Unity Simulation in 2019, allowing creators to simulate game play and perform complex 3D spatial simulation in the cloud. Unity Simulation dramatically simplifies creators’ challenges in testing games and also opens new markets for Unity in AI simulation for customers doing AI research, autonomous driving and other use cases.

•

We acquired Vivox in 2019, a hosted voice and text service that enabled a monthly average of more than 120 million end-users in 2019 to communicate in real-time with each other across platforms such as iOS, Android, Windows, Mac and game consoles.

•

We began early roll-out of our new data-oriented technology stack, or DOTS, in 2019, which is optimized to address multi-core CPUs and GPUs, and will enable more complex games and applications to be created by our customers.

•

We developed and released Reflect in late 2019, which enables creators in architecture, engineering and construction to seamlessly import building information modeling, or BIM, data into Unity from design applications such as Autodesk Revit, to create real-time 3D experiences, leveraging augmented and virtual reality across multiple platforms.

•

We released MARS in mid-2020, which gives creators professional-grade workflows for augmented and virtual reality development. With MARS, creators are able to build, prototype and visualize data-oriented applications in real-time without leaving the Unity editor.

We continue to invest in research and development and to pursue selective acquisitions and partnerships in order to enhance and expand our platform. Over the last two fiscal years, we have invested more than $450 million in research and development to build our platform. We had 1,879 employees involved in research and development and related activities as of June 30, 2020, which accounted for 56% of our total headcount.

Our business has experienced rapid revenue growth in recent years. Our revenue grew from $380.8 million to $541.8 million for the years ended December 31, 2018 and 2019, respectively, representing year-over-year growth of 42%, and from $252.8 million to $351.3 million for the six months ended June 30, 2019 and 2020, respectively, representing period-over-period growth of 39%. We generated net losses for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, of $131.6 million, $163.2 million, $67.1 million and $54.1 million respectively, which included $20.9 million, $44.5 million, $14.8 million and $21.7 million, respectively, of stock-based compensation expense. We reduced our net cash used in operating activities from $81.1 million to $67.9 million for the years ended December 31, 2018 and 2019, respectively, and from $19.8 million to $15.4 million for the six months ended June 30, 2019 and 2020, respectively.

Our Business Model

We generate subscription and associated professional services revenue from the sale of Create Solutions. We generate revenue-share and usage-based revenue from the sale of Operate Solutions. To a lesser extent, we also generate revenue from fixed fee, royalty and revenue-share arrangements through our Strategic Partnerships with hardware, operating system, device, game console, and other technology providers.

We serve customers of all sizes, at every stage of maturity, from individual creators to large enterprises, and we see opportunities for growth across all of these customer groups. However, we focus a substantial portion of our sales and marketing investments on initiatives directed at large enterprises that drive the majority of our revenue and our revenue growth in gaming as well as in other industries. Over 68%, 74%, 71% and 74% of our total revenue in 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively, came from customers that contributed more than $100,000 in trailing 12-month revenue. As of June 30, 2020, we had 716 of these customers and a gross retention rate of 99%, which we define as the percentage of these customers that we retained from the prior year.

We define a customer as an individual or entity that generated revenue during the measurement period. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer, even though we may enter into commercial agreements with multiple parties within that organization. For example, one of our large enterprise customers is Zynga. We consider all Unity subscriptions and services purchased by Zynga-owned studios to be purchased by Zynga as a single customer.

Create Solutions

Our Create Solutions allow creators to develop interactive, real-time 2D and 3D games and applications. We generate Create Solutions revenue principally through the sale of subscriptions to our products and related support services. Additionally, we offer professional services to our larger enterprise customers to assist them in creating content and applications, largely based on fixed-fee contracts.

We have pricing models for our subscription plans designed to support creators at every stage of growth. Customers with more than $100,000 in annual revenue or funding purchase one of our paid plans, Unity Plus, Unity Pro or Unity Enterprise. Over two-thirds of our Create Solutions revenue in 2019 was generated from customers subscribing to our Unity Pro plan, which includes access to additional resources and support designed to meet the needs of our larger customers. Our Unity Plus plan is designed for customers at earlier stages of growth or earlier stages of adoption of interactive real-time 3D technology. Our free Unity Personal and Unity Student plans are designed for hobbyists, individual creators and verified students. Our range of plans allows us to retain customers as they grow and has driven our success in serving users and customers of all sizes in gaming as well as in other industries.

Our customers typically purchase one- to three-year subscriptions, billed in monthly, quarterly or annual installments. Independent creators and smaller studios typically subscribe to plans with a one-year term that are billed monthly. The majority of our subscription fees are billed in advance, and as such, we record deferred revenue on our consolidated balance sheet for unearned revenue and recognize this deferred revenue ratably over the subscription term. All subscription fees are non-refundable.

Operate Solutions

Our Operate Solutions consist of a portfolio of products and services that offer customers the ability to grow and engage their user bases, as well as to run and monetize their content, with the goal of optimizing end-user acquisition and operational costs while increasing the lifetime value of their end-users. Nearly all of our Operate Solutions can be used whether or not the content is built using our Create Solutions. Fees from our Operate Solutions are typically billed monthly.

A substantial majority of our Operate Solutions revenue is currently generated under a revenue-share model. The remainder is generated primarily as usage-based revenue. While the revenue generated by a specific customer’s use of our Operate Solutions may vary within a period and from period to period depending on, among other things, the popularity and timing of the customer’s games and applications, and the customer’s strategy for optimizing the use of our various products and services to increase the lifetime value of their end-users, our large and diverse customer base has improved the stability and predictability of our Operate Solutions revenue.

The revenue we derive from the portfolio of products and services that make up our Operate Solutions is directly aligned with the success of our customers. We generate more revenue as our customers increase the usage of their games and applications. Oftentimes, our customers on-board to our platform when they are early in their product development cycle through self-serve channels and with minimal upfront investments. They are able to quickly and easily scale their usage of our various products and services as their business grows.

Our monetization revenue is based on a revenue-share model. Our customers and advertisers use our end-user acquisition solutions to acquire new users on a pay-for-performance basis. Our customers use our monetization solutions to generate revenue through advertising and in-app purchases. We facilitate all of this through our real-time Unified Auction. We retain a share of the revenue that is generated through this auction.

Usage-based revenue primarily comes from our deltaDNA, Multiplay and Vivox products. The majority of revenue from deltaDNA is generated based on the number of active users in the application each month. We generate revenue from Multiplay based on a customer’s hosting needs, including use of storage, compute, processing and bandwidth. We generate revenue from Vivox by charging customers based on the number of peak concurrent users in any given month and offer the product for free for up to 5,000 concurrent users.

Strategic Partnerships and Other

We generate Strategic Partnerships revenue from agreements with hardware, operating system, device, game console and other technology providers. We customize our software to make our platform interoperable with these partner platforms. These partnerships enable our creators to easily deploy their games and applications to relevant devices and platforms without the need for duplicative and time-consuming, platform-specific coding.

Our partnership agreements are tailored to the specific needs of each partner and range from deep technology collaborations and development services agreements to co-marketing and revenue share arrangements. The majority of our revenue-generating strategic partnership agreements involve fixed-fee service arrangements relating to development and integration services to enable our creators to deploy their games and applications on our partners’ platforms. Certain partnerships are also based on a revenue-share model, where we receive royalties based on the sales of games on partner platforms that incorporate our customized software.

Other revenue includes our share of sales from our Asset Store, a marketplace and scaled aggregator for software, content and tools used in the creation of real-time interactive games and applications, and from our Verified Solutions Partners, who sell software and tools that we certify for quality and compatibility with our platform.

Our Go-to-Market Model

We support our customers at every stage of growth and offer multiple on-ramps to our ecosystem through our Create Solutions and Operate Solutions. Once a customer is on our platform, we seek to expand our relationship with them in a variety of ways. We offer additional subscriptions and services to customers that use our Create Solutions, and we expand the usage rates of customers of our Operate Solutions. In addition, we cross-sell these solutions to our Operate Solutions and Create Solutions customers.

Our Create Solutions customers range from individuals, to independent small developers, to the largest global publishers, including AAA studios, as well as large organizations in industries outside of gaming. Our Operate Solutions customers today are typically engaged in gaming-related activities and range from individual developers to larger game studios. We expect our Operate Solutions customers in other industries to grow over time. In general, we employ a direct sales approach for customers that require a large number of subscriptions or have a high usage on our platform, and an online self-service approach for individual developers and smaller studios that require a smaller number of subscriptions or have lower usage on our platform. This structure allows us to effectively and efficiently market our solutions to creators of all sizes.

Our go-to-market approach varies by industry. In gaming, we have a 15-year history with significant brand equity within the game developer community. This has resulted in substantial grass-roots organic growth with lower customer acquisition costs. We focus our sales and marketing resources primarily on addressing our larger accounts, through our account-based marketing programs and direct sales force. We see a substantial opportunity to replace in-house game development and operations technologies utilized by larger game development studios. As customers increasingly focus on their core business of content creation, we provide an alternative to the distracting and expensive maintenance of an ever-evolving set of technology tools, by replacing in-house proprietary technologies with our solutions.

We also dedicate both product development and sales and marketing resources to cross-selling between customers of our Create Solutions and Operate Solutions. We have customers that onboard to our platform through our Operate Solutions and subsequently subscribe to our Create Solutions. Conversely, we have customers that onboard to our platform using our Create Solutions and later augment their subscriptions with our Operate Solutions. For the year ended December 31, 2019, and for the six months ended June 30, 2020, 63% and 64%, respectively, of our Operate Solutions revenue that came from customers with over $100,000 in annual revenue was from customers that also used our Create Solutions. For the same periods, 36% and 33%, respectively, of our Create Solutions revenue from customers with over $100,000 in annual revenue was from customers that also used our Operate Solutions. We are investing in product, sales and marketing to address this substantial opportunity for revenue expansion. As one example, we are implementing marketing mechanisms inside our products to intelligently cross-sell solutions.

We are building our direct sales and marketing efforts to onboard customers in other industries and drive subsequent subscription expansion and product usage. Because the use of real-time 3D technology in other industries is still emerging, these sales cycles are longer and more resource intensive. We expect the sales and marketing resources we dedicate to this effort to increase over time.

As a result of both organic demand and our sales and marketing investments, we have achieved a diversified global revenue base. In the year ended December 31, 2019, and the six months ended June 30, 2020, 34% and 38%, respectively, of our revenue was generated by customers in EMEA, 33% and 32%, respectively, of our revenue was generated by customers in Asia-Pacific and 33% and 30%, respectively, of our revenue was generated by customers in the Americas.

We see growth opportunities in all of our major markets and will continue to invest across the globe by augmenting our sales teams and adding capabilities to serve the unique needs of local markets.

Key Metrics

We monitor the following key metrics to help us evaluate the health of our business, identify trends affecting our growth, formulate goals and objectives and make strategic decisions.

Customers Contributing More Than $100,000 of Revenue

We have a history of strong growth in our customer base. We focus on the number of customers that generated more than $100,000 of revenue in the trailing 12 months, as this segment of our customer base represents the majority of our revenue and revenue growth. We expect that trend to continue. As of December 31, 2018 and 2019, and June 30, 2019 and 2020, we had 484, 600, 515 and 716 of such customers, respectively, demonstrating our strong and growing penetration of larger enterprises, including AAA gaming studios, and large organizations in industries beyond gaming. For both fiscal years 2018 and 2019, and the six months ended June 30, 2019 and 2020, no one customer accounted for more than 10% of our revenue.

	As of December 31,		As of June 30,
	2018	2019	2019	2020
Customers > $100,000 of revenue	484	600	515	716
% of revenue represented by customers > $100,000 of revenue	68%	74%	71%	74%

The growth in the percentage of trailing 12-month revenue from customers contributing over $100,000 of trailing 12-month revenue from December 31, 2018 to December 31, 2019, and from June 30, 2019 to June 30, 2020 was driven by expanded usage of our Create Solutions and Operate Solutions among existing customers, as well as growth in the number of new customers that contributed more than $100,000 of revenue. The charts below illustrate the growth in our customers contributing more than $100,000 of trailing 12-month revenue, and the percentage of trailing 12-month revenue represented by such customers, as of the end of each of the last ten quarters.

Customers > $100,000 Revenue Over Time

% of Revenue Represented by Customers > $100,000 Revenue Over Time

Our number of customers that generated more than $100,000 of trailing 12-month revenue in the trailing 12 months has increased sequentially as of the end of each period presented above primarily driven by expanded usage of our Create Solutions and Operate Solutions among existing customers as evidenced by our dollar-based net expansion rate, as well as growth in the number of new customers that contributed more than $100,000 of revenue.

The percentage of revenue represented by customers that generated more than $100,000 of trailing 12-month revenue has generally increased sequentially as of the end of each period presented above primarily driven by the continued dollar expansion of those customers.

Dollar-Based Net Expansion Rate

Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with our Create and Operate Solutions customers and to increase their use of our platform. We track our performance by measuring our dollar-based net expansion rate, which compares our Create and Operate Solutions revenue from the same set of customers across comparable periods, calculated on a trailing 12-month basis.

Our dollar-based net expansion rate as of a period end is calculated as current period revenue divided by prior period revenue. Prior period revenue is the trailing 12-month revenue measured as of such prior period end and includes revenue from all customers that contributed revenue during such trailing 12-month period. Current period revenue is the trailing 12-month revenue from these same customers as of the current period end. Our dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn but excludes revenue from new customers in the current period.

	As of December 31,		As of June 30,
	2018	2019	2019	2020
Dollar-based net expansion rate	124%	133%	129%	142%

Our dollar-based net expansion rate as of December 31, 2018 and 2019, and as of June 30, 2019 and 2020, was driven primarily by the sales of additional subscriptions and services to our existing Create Solutions customers, expanded usage among our existing Operate Solutions customers, and improvements in cross-selling our solutions to all of our customers. In 2019 and the first half of 2020, increased usage of Operate Solutions drove the improvement in our dollar-based net expansion rate.

The chart below illustrates our strong relationship with existing customers by presenting our dollar-based net expansion rate as of the end of each of the past ten quarters.

Dollar-based Net Expansion Rate Over Time

Our dollar-based net expansion rate can fluctuate from period to period due to a number of factors, including but not limited to: the launch of significant new monetization or cloud-based initiatives by customers; the overall success of our customers’ applications; or the loss of a single large customer account. Our dollar-based net expansion rate as of the end of the second quarter of 2020 was largely driven by increased use of our Operate Solutions by existing customers following the implementation of COVID-19’s shelter-in-place orders, resulting in higher levels of end-user engagement in Operate Solutions. However, as increased demand for our Operate Solutions will likely moderate over time as shelter-in-place orders and other related measures and community practices evolve, our dollar-based net expansion rate as of the end of the second quarter of 2020 may not be indicative of our dollar-based net expansion rate in future periods. In addition, future changes expected to be implemented by Apple could impact our Operate Solutions revenue and dollar-based net expansion rate. See “—Components of Results of Operations—Revenue—Operate Solutions.”

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information, including the limitations of such measures and a reconciliation of Non-GAAP loss from operations to loss from operations and of free cash flow to net cash used in operating activities.

Non-GAAP Loss from Operations

Non-GAAP loss from operations is a key performance measure that our management uses to assess our operating performance and our progress towards our goal of operating profitability. We define non-GAAP loss from operations as loss from operations excluding stock-based compensation expense and amortization of acquired intangible assets. We use non-GAAP loss from operations in conjunction with traditional GAAP measures to evaluate our financial performance. We believe that non-GAAP loss from operations provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables unrelated to our overall operating results.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Non-GAAP loss from operations	$(105,527)	$(94,619)	$(40,533)	$(22,334)

Our non-GAAP loss from operations decreased from 2018 to 2019 and from the six months ended June 30, 2019 to the six months ended June 30, 2020 primarily as a result of revenue growth and improvement in our operating leverage within research and development and sales and marketing.

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our operating performance and our progress towards our goal of positive free cash flow. We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments.

	Year Ended December 31,		Six Months Ended 30,
	2018	2019	2019	2020
	(in thousands)
Free cash flow	$(119,078)	$(94,971)	$(29,561)	$(34,694)

The improvement in our free cash flow from 2018 to 2019 was a result of a decrease in net cash used in operating activities, primarily due to increased revenue, as well as a decrease in facilities-related capital expenditures, in 2019. The decrease in our free cash flow for the six months ended June 30, 2020 as compared to the six month ended June 30, 2019 was primarily the result of an increase in facilities-related capital expenditures. We expect our free cash flow to fluctuate in future periods with changes in our operating expenses, and as we purchase equipment to support our employees and on-going research and development efforts and invest in new and existing office space to support our headcount growth.

Factors Affecting Our Performance

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

Adoption of our Solutions by Enterprise Customers over Legacy and Proprietary Technologies

Legacy and proprietary technologies for content creation and operation are often siloed and outdated, and lack integration with modern platforms. Creators face performance limitations and have limited or no ability to operate content or to acquire and monetize end-users using these technologies. However, the users of many of these legacy and proprietary technologies have typically made substantial investments in these tools and practices and are often slow to abandon them. As a result, our enterprise sales cycle, particularly for our Create Solutions, can be long and complex.

We believe the limitations of legacy and proprietary tools for content creation and multi-platform distribution, coupled with growing demand for better ways to run and monetize, will drive a continued transition from in-house, proprietary technologies to our solutions, both in gaming and in other industries, representing an attractive long-term opportunity for us. In particular, we believe there is a significant opportunity to grow our penetration among larger enterprise customers. We launched Unity Enterprise in 2019 to provide scalability and greater administrative controls to address the needs of more complex content operations. We are investing in direct sales, product development, customer support, education and other capabilities to drive an increase in enterprise adoption of our platform, which may impact our profitability as we seek further scale.

Retention and Expansion of Existing Customers

Our ability to increase revenue depends in part on retaining our existing customers and expanding their adoption and usage of our platform. Within gaming, many of our enterprise customers are publishers with multiple studios. We grow subscriptions by expanding within and across multiple studios inside a single publisher. Oftentimes when one studio experiences better quality content, improved efficiency, higher return on investment on customer acquisition, or better monetization of end-users through the use of our solutions, other studios within the publisher’s portfolio also begin to adopt Unity. Additionally, much of Unity’s use today is with developers in gaming studios. As we launch more artist products, such as ArtEngine, and additional workflows, we expect to grow our adoption by artists within existing customers. We invest in targeted sales and account-based marketing efforts to identify and showcase these opportunities to customers.

We also grow as our existing customers purchase additional Unity solutions. We have customers that adopt our platform via our Operate Solutions that subsequently subscribe to our Create Solutions. Conversely, we have customers that onboard to our platform using our Create Solutions and later augment their subscriptions with our Operate Solutions.

Real-time 3D content that is built and operated with Unity is increasingly being delivered as a live online service, rather than a finished product that is shipped or downloaded only once. Creators use Unity to iteratively design and deliver updates in real-time, leveraging end-user feedback, and successfully increasing the longevity and relevance of content over many years. As a result of this iterative product development and content delivery process, our customers rely more heavily on our Create Solutions for longer periods of time, and we believe these customers are more likely to adopt our Operate Solutions.

Customer Cohort Analysis

The chart below illustrates our successful historical customer expansion by presenting the revenue from our Create and Operate Solutions customers over the last four years. Each customer cohort represents the customers that made their initial purchase from us in a given year. For example, the 2018 cohort includes all customers that joined us as new customers between January 1, 2018 and December 31, 2018. Trailing 12-month revenue contribution from this cohort increased from $21.4 million as of December 31, 2018 to $57.0 million as of December 31, 2019, representing an expansion of 266%.

Acquisition of New Gaming Customers

We are focused on growing the number of customers that use our platform. Our operating results and growth prospects will depend in part on our ability to attract these new customers. We believe there is substantial opportunity for us to increase our market share in gaming across all customer types from large publishers to independent creators. Large global publishers, including AAA studios, find using Unity to be more efficient and productive than building the same technology in-house, while independent developers and freelance artists use Unity to create and operate content where they would not otherwise have had the resources to do so independently.

Revenue from our Operate Solutions is primarily based on revenue-share and usage. Accordingly, we rely to a significant extent on the success of our customers and on the addition of new customers with the most widely used games and applications. The more we grow our large and diverse customer base, the more resiliency and predictability we achieve in our Operate Solutions revenue.

Acquisition of New Customers in Industries Beyond Gaming

Industries beyond gaming are increasingly embracing interactive real-time 3D content. Our Reflect product allows designers and building engineers working on different systems to bring their data sets into one project, while maintaining a live connection to original design models. They can seamlessly transfer building information modeling, or BIM, data into Unity to create real-time 3D experiences across multiple platforms, including augmented and virtual reality. We will continue to invest in the creation of new products that will expand our platform into several new industries, including architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail, and across use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation and augmented reality workplace safety training, among others. While customers in these industries are newer to our platform, our early traction with large brands and companies demonstrates the broader appeal of our solutions, and we expect this to be a major growth driver over time. We expect that our near-term growth in these industries will be in our Create Solutions as well as Strategic Partnerships. As of December 31, 2019, 48, or 8%, of our 600 customers contributing more than $100,000 in trailing 12-month revenue were in industries beyond gaming. As of June 30, 2020, we had more than 750 customers in industries beyond gaming, and 60, or 8%, of our 716 customers contributing more than $100,000 in trailing 12-month revenue were in industries beyond gaming.

Our investments to expand into industries beyond gaming will contribute to our growth in operating expenses. We expect to invest significant research and development resources, and to acquire products, teams and technologies, to meet the needs of these customers. We also plan to increase our sales and marketing efforts in certain industries that require different go-to-market strategies. These investments will occur in advance of our realization of significant revenue that may be derived from these strategies. We expect our operating margins will improve over the long term but may fluctuate from time to time in part as a result of these investments.

Investing in Technology Innovation for Growth

We will continue to innovate with new products, features and functionality, and will support the efforts of third parties to integrate their applications with our platform. We continue to invest research and development resources to add features, automation, visualization, collaboration and experiential capabilities to our Create Solutions, and to grow the number of use cases for our products. We will continue to complement our Create Solutions with an integrated set of Operate Solutions tailored to a variety of industries and platforms. These investments may reduce our profitability in the near-term as we build the foundations of future growth.

In addition to our ongoing investment in research and development, we will also pursue acquisitions of products, teams and technologies that complement and expand the functionality of our platform, add to our technology expertise or bolster our leadership position by gaining access to new customers or markets. Additionally, although the significant majority of our revenue growth has been organic, we have completed over a dozen acquisitions to date. Acquisitions have primarily included smaller teams with specific product expertise. Our Applifier, deltaDNA, Finger Food, Multiplay and Vivox acquisitions brought greater functionality into our platform, added key innovation talent to our team and furthered our goal of being the one-stop integrated platform for all creator needs. By developing and acquiring new technologies, we are able to address more of our creators’ day-to-day needs, enabling them to deliver relevant content to end-users as consumer devices and platforms continue to evolve. We believe both organic development and acquisitions are core competencies for us, and we intend to use both to drive increased value for our customers and improvements to our results of operations.

Impact of COVID-19

While our results of operations, cash flows or financial condition have not been adversely impacted to date, the COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. Although we have and may continue to experience a modest adverse impact on our sales of Create Solutions as well as our Strategic Partnerships, we have seen an increase in demand for our portfolio of products and services within Operate Solutions following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, which has resulted in higher levels of end-user engagement in Operate Solutions. However, this increased demand for our Operate Solutions will likely moderate over time as shelter-in-place orders and other related measures and community practices evolve. Further, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may decrease or delay their spending, request pricing concessions, or seek renegotiations of their contracts, any of which may result in decreased revenue for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect receivables from these customers. In addition, in response to the spread of COVID-19, we are requiring or have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners.

The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition. The effect of the COVID-19 pandemic will not be reflected in our results of operations and overall financial performance until future periods. For additional details, refer to the section titled “Risk Factors.”

Components of Results of Operations

Revenue

We derive revenue from Create Solutions, Operate Solutions and Strategic Partnerships and Other.

Create Solutions

We generate Create Solutions revenue principally through the sale of subscription fee arrangements for the use of our products and related support services.

We offer subscription plans at various price points and recognize revenue over a service period that generally ranges from one to three years. We typically bill our customers on a monthly, quarterly or annual basis, depending on the size of the contract. As a result of billing our customers in advance, we record deferred revenue, and a portion of the revenue we report in each period is attributable to the recognition of deferred revenue related to subscription and support agreements that we entered into during previous periods.

We generate additional Create Solutions revenue from the sale of professional services to our subscription customers. These services primarily consist of consulting, integration, training and custom application and workflow development, and may be billed in advance or on a time and materials basis.

Operate Solutions

We generate Operate Solutions revenue through a combination of revenue-share and usage-based business models that we manage as a portfolio of products and services.

Our monetization products are primarily based on a revenue-share model. These products were introduced in 2014 as our first set of Operate Solutions products and currently account for a substantial majority of our Operate Solutions revenue. We recognize monetization revenue primarily when an end-user installs an application after seeing an advertisement (contracted on a cost-per-install basis), and to a lesser extent when an advertisement starts (contracted on a cost-per-impression basis). Our revenue represents the amount we retain from the transaction we are facilitating through our Unified Auction. Actions by operating system platform providers or application stores such as Apple or Google may affect the manner in which we or our customers collect, use and share data from end-user devices. In June 2020, Apple announced plans to require applications using its mobile operating system, iOS, to affirmatively (on an opt-in basis) obtain an end-user’s permission to “track them across apps or websites owned by other companies” or access their device’s advertising identifier for advertising and advertising measurement purposes, as well as other restrictions. Apple has announced that they may implement some of these changes beginning as early as fall 2020 and others in early 2021. The timing and manner in which these plans will be implemented and the effect on our revenue are not yet clear, but these changes could adversely affect our revenue from our monetization products and potentially other Operate Solutions.

We also provide cloud-based services to support the on-going operation of games and applications. These include application hosting services, as well as end-user engagement tools and voice chat services. These services are generally sold based on usage and billed monthly in arrears. Some of our usage-based contracts include a minimum fixed-fee usage amount. We expect that our Operate Solutions beyond monetization, including cloud operations and hosting services, such as Multiplay, which we introduced in 2018, as well as Vivox and deltaDNA, both introduced in 2019, will grow as a percentage of our revenue over time as we further scale these newer products and services and as we launch additional solutions for gaming customers as well as customers in other industries.

Strategic Partnerships and Other

We generate Strategic Partnerships revenue principally from partnership contracts with hardware, operating system, device, game console and other technology providers. Typically, we recognize revenue from these contracts as services are performed. These partnerships are typically multi-year software development arrangements with payments that are either made in advance on a quarterly basis or milestone-based. In addition, certain partners pay us royalties based on the sales of their products that incorporate or use our customized software.

We generate Other revenue principally from our share of sales from our Asset Store, a marketplace and scaled aggregator for software, content and tools used in the creation of real-time interactive games and applications, and from our Verified Solutions Partners, which sell software and tools certified for quality and compatibility with our platform.

Cost of Revenue

Cost of revenue consists primarily of hosting expenses, personnel costs (including salaries, benefits and stock-based compensation) for employees associated with our product support and professional services organizations, allocated overhead (including facilities, information technology and security costs), third party license fees and credit card fees, as well as amortization of related capitalized software and depreciation of related property and equipment. As discussed in Note 11 to our consolidated financial statements, upon completion of this offering, we will record cumulative stock-based compensation expense for RSUs subject to service- and liquidity event-based vesting conditions for which the service condition has been satisfied prior to this offering. We estimate this amount to be $47.5 million, which will be allocated between cost of revenue and operating expenses. We expect to recognize the remaining $113.6 million of unrecognized stock-based compensation expense for these RSUs over a weighted-average period of 2.22 years.

Gross Profit

Gross profit, or revenue less cost of revenue, has been and will continue to be affected by various factors, including our product mix, the costs associated with third-party hosting services and the extent to which we expand and drive efficiencies in our professional services and customer support organizations. We expect our gross profit to increase in absolute dollars, but we expect our gross profit as a percentage of revenue, or gross margin, to fluctuate from period to period.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The most significant component of our operating expenses is personnel-related costs, including salaries and wages, sales commissions, bonuses, benefits, stock-based compensation and payroll taxes.

Research and Development

Research and development expenses primarily consist of personnel-related costs for the design and development of our platform, third-party software services, professional services and allocated overhead. We expense research and development expenses as they are incurred. We expect our research and development expenses to increase in absolute dollars and may fluctuate as a percentage of revenue from period to period as we expand our teams to develop new products, expand features and functionality with existing products and enter new markets.

Sales and Marketing

Our sales and marketing expenses primarily consist of personnel-related costs; advertising and marketing programs, including events such as developer centric conferences and our annual Unite user conferences; and allocated overhead. We expect that our sales and marketing expenses will increase in absolute dollars as we hire additional personnel, increase our account-based marketing, direct marketing and community outreach activities, invest in additional tools and technologies and continue to build brand awareness. Our expenses may fluctuate as a percentage of revenue from period to period.

General and Administrative

Our general and administrative expenses primarily consist of personnel-related costs for finance, legal, human resources and administrative employees; professional fees for external legal, accounting and other professional services; and allocated overhead. We expect that our general and administrative expenses will increase in absolute dollars and may fluctuate as a percentage of revenue from period to period as we scale to support the growth of our business. Furthermore, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As discussed in footnote 15 to our consolidated financial statements included elsewhere in this prospectus, after the completion of this offering, we will record a non-cash expense in connection with the donation of 750,000 shares of our common stock to a charitable foundation. We expect to recognize a one-time charge of approximately $34.5 million in the third quarter of 2020 related to this donation, assuming a price per share of $46.00, which is the midpoint of the estimated price range as set forth on the cover of this prospectus. The actual expense recognized may differ as it will be measured based on the fair value of our common stock at the time of donation.

Interest Expense

Interest expense consists primarily of interest expense associated with our Credit Agreement.

Interest Income and Other Income (Expense), Net

Interest income and other income (expense), net consists primarily of interest income earned on our cash and transaction gains and losses related to the impact of transactions denominated in a foreign currency other than the functional currencies of our legal entities. As we have expanded our global operations, our exposure to fluctuations in foreign currencies has increased, and we expect this to continue.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. As we have expanded our global operations, we have incurred increased foreign tax expense, and we expect this to continue. We have a valuation allowance against certain of our deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. Our overall effective income tax rate in future periods may be affected by the geographic mix of earnings in the countries in which we operate. Our future effective tax rate may also be affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations or accounting principles in the jurisdictions in which we conduct business. See Note 12 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Revenue	$380,755	$541,779	$252,765	$351,325
Cost of revenue(1)	81,267	118,597	62,151	72,300

Gross profit	299,488	423,182	190,614	279,025

Operating expenses
Research and development(1)	204,071	255,928	118,798	166,859
Sales and marketing(1)	134,458	174,135	78,763	86,975
General and administrative(1)	91,260	143,788	53,410	77,473

Total operating expenses	429,789	573,851	250,971	331,307

Loss from operations	(130,301)	(150,669)	(60,357)	(52,282)
Interest expense	—	—	—	(788)
Interest income and other income (expense), net	(2,327)	(2,573)	(686)	1,194

Loss before provision for income taxes	(132,628)	(153,242)	(61,043)	(51,876)
Provision for income taxes	(1,026)	9,948	6,019	2,211

Net loss	$(131,602)	$(163,190)	$(67,062)	$(54,087)

(1)

Amounts include stock-based compensation expense, including stock-based compensation expense in connection with modified awards for certain employees of $0.3 million and $13.5 million, for the years ended December 31, 2018 and 2019, respectively, as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$2,777	$3,198	$1,650	$1,247
Research and development	9,514	13,521	5,861	10,779
Sales and marketing	3,916	6,124	2,681	4,124
General and administrative	4,706	21,637	4,584	5,504

Total stock-based compensation expense	$20,913	$44,480	$14,776	$21,654

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	21	22	25	21

Gross profit	79	78	75	79

Operating expenses
Research and development	54	47	47	47
Sales and marketing	35	32	31	25
General and administrative	24	27	21	22

Total operating expenses	113	106	99	94

Loss from operations	(34)	(28)	(24)	(15)
Interest expense	—	—	—	(0)
Interest income and other income (expense), net	(1)	(0)	(0)	0

Loss before provision for income taxes	(35)	(28)	(24)	(15)
Provision for income taxes	—	2	2	1

Net loss	(35)%	(30)%	(26)%	(16)%

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Create Solutions	$77,570	$101,787	$24,217	31%
Operate Solutions	137,082	216,881	79,799	58%
Strategic Partnerships and Other	38,113	32,657	(5,456)	(14)%

Total revenue	$252,765	$351,325	$98,560	39%

The increase in revenue in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was substantially due to increased revenue from existing customers and revenue from new customers. In the six months ended June 30, 2020, 25% and 81% of the increase in revenue was driven by an increase in revenue from our Create Solutions and Operate Solutions, respectively, offsetting a decrease in Strategic Partnership revenue due primarily to deal delays resulting from the impact of COVID-19 and the retirement of certain partners’ product offerings. Within Create Solutions, our revenue growth was offset in part due to a slowdown of sales cycles and professional services delivery in the first quarter of 2020 resulting from COVID-19 shelter in place restrictions, primarily in Asia. Within Operate Solutions, the substantial majority of our revenue growth was driven by an increase in revenue per customer as customers increased their usage across our portfolio of products and services due in part to the higher levels of end-user engagement as a result of COVID-19 shelter-in-place orders. While our newer products and services, such as Vivox and deltaDNA, contributed less than 10% of our revenue in the six months ended June 30, 2019 and 2020, we expect that these and other products and services will grow as a percentage of our revenue over time. In terms of geography, the increase in revenue in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was driven by growth of 19% in the Americas, 52% in EMEA and 48% in APAC.

Cost of Revenue, Gross Profit and Gross Margin

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Cost of revenue	$62,151	$72,300	$10,149	16%
Gross profit	$190,614	$279,025	$88,411	46%
Gross margin	75%	79%		4%

Cost of revenue increased primarily as a result of an increase of $5.4 million in hosting costs supporting our growth in our Create Solutions and Operate Solutions, and an increase of $4.5 million in personnel-related expenses and professional services to support our Create Solutions and Strategic Partnerships.

Gross margin increased in the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily as a result of efficiencies in hosting costs, partially offset by higher personnel-related costs to support platform compatibility for our Strategic Partnerships.

Operating Expenses

Research and Development

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Research and development	$118,798	$166,859	$48,061	40%

The increase in research and development expense was primarily attributable to an increase in personnel-related costs of $36.9 million, driven by an increase in headcount to support continued product innovation. In addition, IT hosting expenses increased by $5.0 million due to growing cloud and hosting usage, and intangible asset amortization expense increased $3.2 million as a result of increases to our acquired identified intangible assets from business combinations.

Sales and Marketing

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Sales and marketing	$78,763	$86,975	$8,212	10%

The increase in sales and marketing expense was primarily attributable to an increase in personnel-related costs of $11.9 million, driven by an increase in headcount to support the growth of our sales teams. In addition, intangible asset amortization expense increased by $1.0 million as a result of increases to our acquired identifiable intangible assets from business combinations. These increases were partially offset by a $5.7 million reduction in conference expenses due to event cancellations related to COVID-19.

General and Administrative

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
General and administrative	$53,410	$77,473	$24,063	45%

The increase in general and administrative expense was primarily attributable to an increase in personnel-related costs of $11.7 million, driven by an increase in headcount to support the growth of our finance, accounting, human resources, IT and legal functions in advance of our public offering. These costs included an increase of $0.9 million in stock-based compensation expense. In addition, professional services expense increased $5.1 million to support legal matters and our acquisition activities, as well as other ongoing general and administrative activities. Hardware and software expense also increased $2.4 million to support the build out of our internal information and technology systems. Other increases included $1.5 million in bad debt expense and a $0.9 million impairment charge on our operating lease right-of-use assets.

Interest Expense

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Interest expense	$—	$ (788)	$ (788)	NM

Interest expense was recognized in the six months ended June 30, 2020 on the outstanding balance from our $125 million credit facility, which was fully drawn down in March 2020. We had no outstanding debt during 2019.

Interest Income and Other Income (Expense), Net

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Interest income and other income (expense), net	$(686)	$1,194	$1,880	274%

The increase in interest income and other (income) expense, net was primarily driven by gains on foreign currency transactions.

Provision for Income Taxes

	Six Months Ended June 30,			% Change
	2019	2020	$ Change
	(dollars in thousands)
Provision for income taxes	$6,019	$2,211	$ (3,808)	(63)%

For the six months ended June 30, 2019 and 2020, our income tax expense was $6.0 million and $2.2 million, respectively. Our effective tax rate for the six months ended June 30, 2020 of (4.3)% differs from the U.S. federal statutory tax rate of 21% primarily due to losses in the United States and Denmark for which corresponding tax benefits were not recognized due to the valuation allowance maintained in both jurisdictions, reversal of unrecognized tax benefits due to statute of limitation expiration, and income in non-U.S. jurisdictions that is taxed at rates that differ from the U.S. tax rate. The provision for income taxes for the six months ended June 30, 2020 differs from the six months ended June 30, 2019 primarily due to an intercompany transaction with our subsidiary in Finland in 2019 which resulted in an $8.5 million tax expense.

As of June 30, 2020, we had net unrecognized tax benefits of $36.3 million of which $7.7 million were accrued as other liabilities and $28.6 million were recorded against deferred tax assets. If recognized in the future, the $7.7 million of accrued other liabilities would favorably impact the effective tax rate.

These unrecognized tax benefits were predominantly accrued for uncertainties related to research and development tax credits, withholding taxes and transfer pricing. We believe that adequate amounts have been reserved in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 740, Income Taxes, for any adjustments to the provision for income taxes or other tax items that may ultimately result from our tax audits. The ultimate settlement of these unrecognized tax benefits will depend upon resolution of tax audits, litigation or events that would otherwise change the assessment of such items. The timing of the resolution, settlement and closure of any audits is highly uncertain, and it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. If the taxing authorities prevail in the assessment of additional tax due, the assessed tax, interest and penalties, if any, could have a material adverse effect on our financial position, results of operations and cash flows.

On June 29, 2020, the California Governor signed into law the 2020 Budget Act. The 2020 Budget Act temporarily suspends the utilization of net operating losses and limits the utilization of research credits to $5.0 million annually for 2020, 2021 and 2022. We are continuing to assess the 2020 Budget Act, but we currently do not expect any material impact to our condensed consolidated financial statements.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,			% Change
	2018	2019	$ Change
	(dollars in thousands)
Create Solutions	$125,539	$168,626	$43,087	34%
Operate Solutions	184,405	293,317	108,912	59%
Strategic Partnerships and Other	70,811	79,836	9,025	13%

Total revenue	$380,755	$541,779	$161,024	42%

The increase in revenue in 2019 compared to 2018 was substantially due to increased revenue from existing customers, which accounted for approximately 71% of the total increase in revenue, and revenue from new customers, which accounted for approximately 29% of the total increase in revenue. In 2019, 68% and 27% of the increase in revenue was driven by an increase in revenue from our Operate Solutions and Create Solutions, respectively. Within Operate Solutions, the substantial majority of our revenue growth was driven by an increase in revenue per customer as customers increased their usage across our portfolio of products and services, an increase in the number of customers and improvements to our algorithms. Our acquisitions in 2019, including Vivox and deltaDNA, which we completed in the first and third quarters of 2019, respectively, contributed less than 10% of our revenue in 2019. We expect that our Operate Solutions outside of monetization will grow as a percentage of our revenue over time as we build out the portfolio and further scale these products and services. In terms of geography, the increase in revenue in 2019 compared to 2018 was driven by growth of 35% in the Americas, 51% in EMEA and 41% in APAC.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,			% Change
	2018	2019	$ Change
	(dollars in thousands)
Cost of revenue	$81,267	$118,597	$37,330	46%
Gross profit	$299,488	$423,182	$123,694	41%
Gross margin	79%	78%		(1)%

Cost of revenue increased primarily as a result of an increase of $23.1 million in hosting costs supporting our growth in Create and Operate Solutions, and an increase of $11.1 million in personnel-related expenses, primarily due to an increase in headcount supporting our Create Solutions.

Gross margin decreased in 2019 compared to 2018, primarily as a result of higher personnel-related costs to support platform compatibility for our strategic partnerships, partially offset by efficiencies in hosting costs.

Operating Expenses

Research and Development

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(dollars in thousands)
Research and development	$204,071	$255,928	$51,857	25%

The increase in research and development expense was primarily attributable to an increase in personnel-related costs of $39.1 million, driven by an increase in headcount to support additional features and capabilities within our Create and Operate Solutions. In addition, technology-related costs primarily related to software tools used by our engineers accounted for $4.5 million of the increase and professional services used to augment our internal engineering resources and broaden our research and development expertise accounted for $2.3 million of the increase.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(dollars in thousands)
Sales and marketing	$134,458	$174,135	$39,677	30%

The increase in sales and marketing expense was primarily attributable to an increase in personnel-related costs of $29.4 million, driven by an increase in headcount to support the growth of our sales teams. In addition, travel and entertainment expenses for our global sales team increased by $3.1 million, expenses for customer events, such as Unite and developer centric conferences, increased by $1.9 million and expenses from additional investments in software and tools increased by $1.5 million.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(dollars in thousands)
General and administrative	$91,260	$143,788	$52,528	58%

The increase in general and administrative expense was primarily attributable to an increase in personnel-related costs of $34.5 million, driven by an increase in headcount to support the growth of our finance, accounting, HR, IT and legal functions in advance of our public offering. These costs included an increase of $16.9 million in stock-based compensation expense, of which $13.5 million was related to a one-time expense as part of a separation agreement. In addition, professional services expense increased $6.0 million to support legal matters and our acquisition activities, as well as other ongoing general and administrative activities. Hardware and software expense also increased $7.7 million to support the build out of our information and technology systems.

Interest and Other Expense, Net

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(dollars in thousands)
Interest and other expense, net	$(2,327)	$(2,573)	$(246)	(11)%

The increase in interest and other expense, net was primarily driven by losses on foreign currency transactions.

Provision (Benefit) for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2018	2019
	(dollars in thousands)
Provision (benefit) for income taxes	$(1,026)	$9,948	$10,974	NM

For the years ended December 31, 2019 and 2018, our income tax expense was $9.9 million and $(1.0) million, respectively. Our 2019 effective tax rate of (6.49)% differs from the U.S. federal statutory tax rate of 21% primarily due to losses in the United States and Denmark for which corresponding tax benefits were not recognized due to the valuation allowance maintained in both jurisdictions, as well as income in non-U.S. jurisdictions that is taxed at rates that differ from the U.S. tax rate. Additionally, an income tax benefit of $7.9 million was recognized from a release of a valuation allowance on U.S. deferred tax assets in connection with business combinations that occurred in 2019. The provision for income taxes in 2019 differs from 2018 primarily due to an intercompany transaction with our subsidiary in Finland which resulted in an $8.6 million tax expense.

As of December 31, 2019, we had net unrecognized tax benefits of $37.4 million of which $8.4 million were accrued as other liabilities and $29.0 million were recorded against deferred tax assets. If recognized in the future, the $8.4 million of accrued other liabilities would favorably impact the effective tax rate.

These unrecognized tax benefits were predominantly accrued for uncertainties related to research and development tax credits, withholding taxes and transfer pricing. We believe that adequate amounts have been reserved in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 740, Income Taxes, for any adjustments to the provision for income taxes or other tax items that may ultimately result from these examinations. The ultimate settlement of these unrecognized tax benefits will depend upon resolution of tax audits, litigation or events that would otherwise change the assessment of such items. The timing of the resolution, settlement and closure of any audits is highly uncertain, and it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. If the taxing authorities prevail in the assessment of additional tax due, the assessed tax, interest and penalties, if any, could have a material adverse effect on our financial position, results of operations and cash flows.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Revenue	$80,051	$88,973	$95,235	$116,496	$123,392	$129,373	$130,943	$158,071	$166,994	$184,331
Cost of revenue(1)	16,541	18,011	20,049	26,666	33,102	29,049	26,451	29,995	31,868	40,432

Gross profit	63,510	70,962	75,186	89,830	90,290	100,324	104,492	128,076	135,126	143,899

Operating expenses
Research and development(1)	46,689	52,343	53,205	51,834	54,526	64,272	64,034	73,096	81,751	85,108
Sales and marketing(1)	31,182	38,973	29,200	35,103	38,116	40,647	46,559	48,813	43,259	43,716
General and administrative(1)	17,695	23,492	23,391	26,682	25,332	28,078	35,631	54,747	37,553	39,920

Total operating expenses	95,566	114,808	105,796	113,619	117,974	132,997	146,224	176,656	162,563	168,744

Loss from operations	(32,056)	(43,846)	(30,610)	(23,789)	(27,684)	(32,673)	(41,732)	(48,580)	(27,437)	(24,845)
Interest expense	—	—	—	—	—	—	—	—	(132)	(656)
Interest income and other income (expense), net	(1,059)	(2,463)	430	765	(1,198)	512	(1,808)	(79)	1,856	(662)

Loss before provision for income taxes	(33,115)	(46,309)	(30,180)	(23,024)	(28,882)	(32,161)	(43,540)	(48,659)	(25,713)	(26,163)
Provision for income taxes	1,007	(1,874)	(630)	471	3,132	2,887	2,009	1,920	1,023	1,188

Net loss	$(34,122)	$(44,435)	$(29,550)	$(23,495)	$(32,014)	$(35,048)	$(45,549)	$(50,579)	$(26,736)	$(27,351)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Cost of revenue	$602	$648	$678	$849	$812	$838	$903	$645	$557	$690
Research and development	2,351	2,489	2,341	2,333	2,770	3,090	3,490	4,171	4,789	5,990
Sales and marketing	1,077	873	945	1,021	1,226	1,455	1,585	1,858	1,847	2,277
General and administrative	1,173	1,305	1,433	795	1,741	2,843	3,124	13,929	2,498	3,006

Total stock-based compensation expense	$5,203	$5,315	$5,397	$4,998	$6,549	$8,226	$9,102	$20,603	$9,691	$11,963

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	21	20	21	23	27	22	20	19	19	22

Gross profit	79	80	79	77	73	78	80	81	81	78

Operating expenses
Research and development	58	59	56	44	44	50	49	46	49	46
Sales and marketing	39	44	31	30	31	31	36	31	26	24
General and administrative	22	26	24	23	21	22	27	35	22	22

Total operating expenses	119	129	111	97	96	103	112	112	97	92

Loss from operations	(40)	(49)	(32)	(20)	(23)	(25)	(32)	(31)	(16)	(14)
Interest expense	—	—	—	—	—	—	—	—	(0)	(0)
Interest income and other income (expense), net	(1)	(3)	—	—	(1)	—	(1)	—	1	—

Loss before provision for income taxes	(41)	(52)	(32)	(20)	(24)	(25)	(33)	(31)	(15)	(14)
Provision for income taxes	1	(2)	(1)	—	2	2	2	1	1	1

Net loss	(42)%	(50)%	(31)%	(20)%	(26)%	(27)%	(35)%	(32)%	(16)%	(15)%

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Create Solutions	$25,692	$30,090	$33,637	$36,120	$37,904	$39,666	$43,027	$48,029	$46,696	$55,091
Operate Solutions	40,686	43,998	43,760	55,961	67,956	69,126	69,719	86,516	104,368	112,513
Strategic Partnerships and Other	13,673	14,885	17,838	24,415	17,532	20,581	18,197	23,526	15,930	16,727

Total Revenue	$80,051	$88,973	$95,235	$116,496	$123,392	$129,373	$130,943	$158,071	$166,994	$184,331

	As of
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Customers > $100,000 of revenue(1)	389	414	442	484	506	515	553	600	668	716
% of revenue represented by customers > $100,000 of revenue(1)	63%	64%	66%	68%	71%	71%	72%	74%	74%	74%
Dollar-based net expansion rate(1)	133%	130%	122%	124%	128%	129%	132%	133%	133%	142%

(1)	See the section titled “—Key Metrics” for additional information about our key metrics.

Quarterly Trends

Revenue

Our revenue has increased sequentially each period presented primarily due to expansion of our Operate and Create products and services across our existing customer base, as well as the addition of new customers. Our business is subject to seasonality with the fourth quarter generally being the strongest quarter for our Operate Solutions primarily as a result of our creators attracting additional end-users, which drives additional usage of our portfolio of products and services, during the fourth quarter holiday season.

Create Solutions revenue decreased sequentially in the quarter ended March 31, 2020 due to higher prior quarter professional services revenue associated with the completion of various milestone-based projects and a slowdown in the quarter ended March 31, 2020 of sales cycles and professional services delivery resulting from COVID-19 shelter in place restrictions, primarily in Asia. Create Solutions revenue increased sequentially in the quarter ended June 30, 2020 due to an increase in professional services revenue as a result of our acquisition of Finger Food in April 2020, as well as an increase in subscription revenue, despite the continued impact of COVID-19 across the globe.

Operate Solutions revenue in the quarter ended March 31, 2019 reflected higher usage-based revenue from our Multiplay product as well as the acquisition of Vivox in January 2019. Operate Solutions revenue in the quarters ended March 31, 2020 and June 30, 2020 reflected the impact of COVID-19 shelter-in-place restrictions, which increased end-user engagement during both periods resulting in increased revenue across our portfolio of Operate Solutions products and services.

Strategic Partnerships revenue growth rates from quarter to quarter are impacted by the timing of the entry into new and renewals of larger platform agreements, by shifts in our platform partners’ product offerings, by one time projects, and by variability of royalty payments, including seasonality. While churn of platform partners remains low, Strategic Partnerships revenue decreased in the quarters ending March 31, 2020 and June 30, 2020 due primarily to deal delays resulting from the impact of COVID-19 and the retirement of certain partners’ product offerings.

Cost of Revenue

Our quarterly cost of revenue has generally increased sequentially in each period presented primarily driven by increases in hosting costs and personnel-related expenses to support our revenue growth.

Gross Profit and Gross Margin

Gross profit increased sequentially in each of the quarters presented, primarily driven by an increase in revenue. Our gross profit margins declined in the fourth quarter of 2018 and the first quarter of 2019 primarily due to the transition of cloud hosting providers, which resulted in a temporary period of redundant hosting expense. Gross profit margin improved sequentially from the second quarter to the fourth quarter of 2019 following the completion of our transition to one primary cloud hosting provider.

Quarterly Operating Expenses

Our operating expenses have generally increased sequentially as a result of our growth, primarily related to increased personnel-related costs to support our expanded operations and our continued investment in our platform and services. We experienced a significant increase in sales and marketing expense in the second quarter of 2018, primarily due to costs associated with various events, including our Unite conferences and Game Developers Conference. We also experienced a significant increase in general and administrative expense in the fourth quarter of 2019 as a result of $13.5 million of stock-based compensation expense recognized in connection with the modification of equity awards as a result of a separation agreement. Refer to Note 11 to our consolidated financial statement included elsewhere in this prospectus for more information regarding the transaction.

Key Metrics

Our number of customers that generated more than $100,000 of revenue in the trailing 12 months has increased sequentially as of the end of each period presented primarily driven by expanded usage of our Create Solutions and Operate Solutions among existing customers as evidenced by our dollar-based net expansion rate, as well as growth in the number of new customers that contributed more than $100,000 of revenue.

The percentage of revenue represented by customers that generated more than $100,000 of trailing 12-month revenue has generally increased sequentially as of the end of each period presented primarily driven by the continued dollar expansion of those customers.

Our dollar-based net expansion rate can fluctuate from period to period due to a number of factors, including but not limited to: the launch of significant new monetization or cloud-based initiatives by customers; the overall success of our customers’ applications; or the loss of a single large customer account. In 2019 and the first half of 2020, increased usage of Operate Solutions drove the improvement in our dollar-based net expansion rate. Our dollar-based net expansion rate as of the end of the second quarter of 2020 was largely driven by increased use of our Operate Solutions by existing customers following the implementation of COVID-19’s shelter in-place orders, resulting in higher levels of end-user engagement in Operate Solutions. However, as increased demand for our Operate Solutions will likely moderate over time, as shelter-in-place orders and other related measures and community practices evolve, our dollar-based net expansion rate as of the end of the second quarter of 2020 may not be indicative of our dollar-based net expansion rate in future periods. In addition, future changes expected to be implemented by Apple could impact our Operate Solutions revenue and dollar-based net expansion rate. See “—Components of Results of Operations—Revenue—Operate Solutions.”

Liquidity and Capital Resources

Liquidity and Capital Expenditures

Since inception, we have financed our operations primarily through the net proceeds we have received from the sales of our convertible preferred stock and common stock and through payments received from customers using our platform and borrowings under our credit facility. As of June 30, 2020, we had cash of $453.3 million, which was held for working capital purposes.

Since our inception, we have generated losses from our operations as reflected in our accumulated deficit of $569.3 million as of June 30, 2020 and negative cash flows from operating activities. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we will continue to make in research and development and sales and marketing and due to additional general and administrative costs we expect to incur as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

We believe that our existing cash will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Our future capital requirements, however, will depend on many factors, including our growth rate; the timing and extent of spending to support our research and development efforts; capital expenditures to build out new facilities and purchase hardware and software; the expansion of sales and marketing activities; and our continued need to invest in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements. For example, in 2019 and the first half of 2020, we acquired six companies and two companies, respectively, with products and technologies that support our growth strategies, which reduced our year end 2019 and June 30, 2020 cash balance by $192.5 million and $23.3 million, respectively. As a result of these and other factors, we may be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. In particular, the recent COVID-19 pandemic has caused disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash used in operating activities	$(81,059)	$(67,936)	$(19,756)	$(15,419)
Net cash used in investing activities	(40,043)	(219,541)	(127,012)	(43,363)
Net cash provided by financing activities	148,251	161,472	227,979	387,405

Cash Used in Operating Activities

During the six months ended June 30, 2020, cash used in operating activities was $15.4 million, which consisted of a net loss of $54.1 million, adjusted by non-cash charges of $43.1 million and net cash outflows from the change in net operating assets and liabilities of $4.4 million. The non-cash charges were primarily comprised of depreciation and amortization of $20.0 million and stock-based compensation of $21.7 million. The net cash outflows from the change in our net operating assets and liabilities was primarily due to an $11.8 million increase in other current assets, a $12.1 million decrease in operating lease liabilities, and an $8.8 million increase in accounts receivable. This was partially offset by a $10.9 million increase in deferred revenue.

During the six months ended June 30, 2019, cash used in operating activities was $19.8 million, which consisted of a net loss of $67.1 million, adjusted by non-cash charges of $28.1 million and net cash inflows from the change in net operating assets and liabilities of $19.2 million. The non-cash charges were primarily comprised of stock-based compensation of $14.8 million and depreciation and amortization of $13.3 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $24.2 million increase in publisher payable and a $12.3 million increase in income and other taxes payable, partially offset by an increase in net deferred tax assets of $7.3 million and increase in accounts receivable of $5.4 million, all due to an intercompany transaction with our subsidiary in Finland and acquisition related items and a release of a valuation allowance on U.S. deferred tax assets in connection with business combinations that occurred in 2019.

During 2019, cash used in operating activities was $67.9 million, which consisted of a net loss of $163.2 million, adjusted by non-cash charges of $75.7 million and net cash inflows from the change in net operating assets and liabilities of $19.5 million. The non-cash charges were primarily comprised of depreciation and amortization of $31.1 million and stock-based compensation of $44.5 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $31.1 million increase in deferred revenue and an increase in publisher payable of $20.2 million, partially offset by an increase in accounts receivable of $49.4 million, all due to an increase in sales, including in the fourth quarter, which has historically been our strongest quarter for new business and renewals. Our accounts receivable balance comes from advertising partners and is offset by an accounts payable amount due to our publishers (Operate Solutions customers). However, the payment terms that we offer our advertising partners are generally shorter than the payment terms with our publishers (Operate Solutions customers). Our cash flows fluctuate from period to period due to revenue linearity, timing of billings, collections and publisher payments. Historical cash flows are not necessarily indicative of our results in any future period.

During 2018, cash used in operating activities was $81.1 million, which consisted of a net loss of $131.6 million, adjusted by non-cash charges of $42.2 million and net cash provided by the change in net operating assets and liabilities of $8.3 million. The non-cash charges were primarily comprised of depreciation and amortization of $20.5 million and stock-based compensation of $20.9 million. The change in our net operating assets and liabilities was primarily an increase in publisher payable of $35.8 million partially offset by an increase in accounts receivable of $31.0 million, both due to an increase in sales, including in the fourth quarter, which has historically been our strongest quarter for new business and renewals.

Cash Used in Investing Activities

During the six months ended June 30, 2020, cash used in investing activities was $43.4 million, primarily consisting of cash used in acquisitions of $23.3 million and capital expenditures of $19.3 million.

During the six months ended June 30, 2019, cash used in investing activities was $127.0 million, consisting of cash used in acquisitions of $117.2 million and capital expenditures of $9.8 million.

During 2019, cash used in investing activities was $219.5 million, consisting of capital expenditures of $27.0 million and cash used in acquisitions of $192.5 million.

During 2018, cash used in investing activities was $40.0 million, consisting of capital expenditures of $38.0 million and cash used in acquisitions of $2.0 million.

Cash Provided by Financing Activities

During the six months ended June 30, 2020, cash provided by financing activities was $387.4 million primarily consisting of net proceeds of $250.0 million from the issuance of convertible preferred stock and common stock, proceeds of $125.0 million from the revolving credit facility, and proceeds of $12.8 million from the exercise of stock options.

During the six months ended June 30, 2019, cash provided by financing activities was $228.0 million consisting of net proceeds of $224.9 million from the issuance of convertible preferred stock and common stock and proceeds of $3.1 million from the exercise of stock options.

During 2019, cash provided by financing activities was $161.5 million, consisting of proceeds from the issuance of convertible preferred stock and common stock of $585.1 million and stock option exercises of $11.8 million, offset by $435.1 million used for the repurchase of our stock and the purchase of shares of our common stock and vested stock options pursuant to a tender offer, and $0.4 million of debt issuance costs in connection with our $125.0 million Credit Agreement.

During 2018, cash provided by financing activities was $148.3 million consisting of net proceeds of $144.9 million from the issuance of convertible preferred stock and proceeds of $3.3 million from the exercise of stock options.

Credit Agreement

On December 20, 2019, we entered into our Credit Agreement with Barclays Bank PLC, which provides for a committed revolving loan facility of up to $125.0 million, or the Revolving Facility, and includes a $20.0 million letter of credit subfacility, which we refer to as the LC Capacity, and together with the Revolving Facility, as the Credit Facility. Borrowings under the credit agreement are available for working capital and general corporate purposes. The Credit Facility has a maturity date of December 20, 2024.

At our option, we may specify whether a loan made under the revolving facility is an Alternate Base Rate, or ABR, borrowing or a Eurodollar borrowing, which then determines the annual interest rate. ABR borrowings bear interest at the ABR plus 0.50%. Eurodollar borrowings bear interest at the adjusted LIBO Rate plus 1.50%. The ABR equals the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50%, and (iii) the sum of the adjusted one-month LIBO Rate for a Eurodollar borrowing plus 1.00%. The ABR is subject to a floor of 1.00%. The adjusted LIBO Rate is based on the applicable interest period specified by us, which may be one, two, three, six and, with the approval of each lender, 12 months or less than one month, subject to a floor of 0.00%. For ABR borrowings, interest is payable on the last day of March, June, September and December of each year. For Eurodollar borrowings, interest is payable on the last day of each interest period for the applicable borrowing, and if such interest period extends over three months, each day prior to the last day of each three-month interval during such interest period. Commitments under the Revolving Facility are subject to an annual commitment fee of 0.25% on the difference between the total committed amount of the Revolving Facility, on the one hand, and the amount drawn thereunder plus the aggregate amount of LC Capacity used, on the other. An annual letter of credit fee of 1.50% of the average daily undrawn amount of the letters of credit issued thereunder is also payable quarterly. Letters of credit issued under the letter of credit subfacility are subject to a fronting fee of 0.125% per annum on the average daily undrawn amount on such letters of credit.

Under the Credit Agreement, we must maintain a minimum liquidity balance of $75.0 million as of the last day of the most recently completed four consecutive fiscal quarters, which commenced on June 30, 2020. The Credit Agreement contains customary conditions to borrowing, representations and warranties, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make investments, undergo corporate changes, make dispositions, prepay other indebtedness, pay dividends or other distributions and engage in transactions with our affiliates. We were in compliance in all material respects with the covenants in the Credit Agreement as of June 30, 2020. The obligations under the Credit Agreement are secured by a perfected security interest in (i) all of our tangible and intangible assets, except for certain customary excluded assets, and (ii) all of our ownership in capital stock of restricted subsidiaries (limited, in the case of the stock of non-U.S. subsidiaries and U.S. subsidiaries that have no material assets other than equity interests and/or indebtedness in foreign subsidiaries that are controlled foreign corporations, to 65% of the capital stock of such subsidiaries). The obligations under the Credit Agreement are also guaranteed by our existing and subsequently acquired or formed material domestic subsidiaries.

As of June 30, 2020, $125.0 million was outstanding under the Credit Agreement, which accrued interest at a rate of 1.67%.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
Contractual Obligations:	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating leases(1)	$31,045	$72,932	$60,608	$140,246	$304,831
Purchase commitments(2)	38,617	72,900	44,975	—	156,492

Total(3)	$69,662	$145,832	$105,583	$140,246	$461,323

(1)	Operating lease obligations consist primarily of obligations for real estate.
(2)	The substantial majority of our purchase commitments are related to agreements with our data center hosting providers.
(3)

This table generally excludes amounts related to income tax liabilities for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

During the six months ended June 30, 2020, there have been no significant changes in our contractual obligations and other commitments as described in our consolidated financial statements for the year ended December 31, 2019.

Remaining Performance Obligations

As of June 30, 2020, we had total remaining performance obligations of $171.3 million, which represents the total contract transaction price allocated to undelivered performance obligations, primarily for our Create Solutions subscriptions and Strategic Partnership contracts, which are generally recognized over the next three years. Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. This amount excludes contracts with an original expected term of one year or less and contracts for which we recognize revenue in the amount and in the same period in which we invoice for services performed. We expect to recognize $85.7 million or 50% of this revenue during the next 12 months. We expect to recognize the remaining $85.6 million or 50% of this revenue thereafter.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not currently have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue is denominated in U.S. dollars, with a small amount denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Our results of current and future operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financials. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We are subject to interest rate risk in connection with our Credit Agreement. Interest rate changes generally impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors held constant. Assuming the amounts outstanding under our Credit Agreement are fully drawn, a hypothetical 10% change in interest rates would not have a material impact on our consolidated financials.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate revenue through three sources: (1) Create Solutions, which is comprised of our subscription offerings and professional services; (2) Operate Solutions, which includes the operation of a monetization platform, enterprise game server hosting and voice chat services; and (3) Strategic Partnerships and Other, which is primarily arrangements with strategic partners for the customization and development of our software for platform partners.

We adopted Financial Accounting Standard Board, or FASB, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or Topic 606, effective January 1, 2018 using the modified retrospective method of adoption. As such, the consolidated financial statements present revenue in accordance with Topic 606 for the period presented.

We evaluate and recognize revenue by:

•	Identifying the contract(s) with the customer;

•	Identifying the performance obligation(s) in the contract(s);

•	Determining the transaction price;

•	Allocating the transaction price to performance obligation(s) in the contract(s); and

•	Recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer, which we refer to as a transfer of control.

Our contracts are generally non-cancellable. Once we have determined the transaction price, the total transaction price is allocated to each performance obligation in the contract on a relative stand-alone selling price basis, or SSP. The determination of SSP for each distinct performance obligation requires judgment. Generally, we determine SSP using observable pricing, which takes into consideration market conditions and customer specific factors. When observable pricing is not available, we use cost plus margin analysis to determine SSP.

Revenue is recognized upon the transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We use the output method for our Create Solutions and Operate Solutions contracts, and generally use the input method for our Strategic Partnership contracts. We determined that these methods are the most appropriate measure of progress as they faithfully represent when the value of the services are simultaneously received and consumed by the customer, and control is transferred.

For advertisements placed through the Unified Auction, we evaluate whether we are the principal (i.e., report revenue on a gross basis) or the agent (i.e., report revenue on a net basis). The evaluation to present revenue on a gross versus net basis requires significant judgment. We have concluded that the publisher is our customer and we are the agent in facilitating the fulfillment of the advertising inventory in the Unified Auction primarily because we do not control the advertising inventory prior to the placement of an advertisement. Typically we do not retain a share of the revenue generated through Unity IAP (In-App Purchases).

Stock-Based Compensation

We measure stock-based compensation expense based on the estimated grant date fair value of the awards. Restricted stock units, or RSUs, granted by us have a service condition, which is generally satisfied over four years, and a liquidity event vesting condition, which will be satisfied on the earlier of: (i) a change in control event or (ii) the completion of an initial public offering of common stock, while stock options granted only have a service vesting condition, which is generally a vesting period of four years. We account for forfeitures as they occur.

We estimate the fair value of stock options using the Black-Scholes option-pricing model and recognize expense on a straight-line basis over the requisite service period of the awards. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions and estimates are as follows:

•	Fair Value of Common Stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed below in the section titled “—Common Stock Valuations.”

•

Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, estimated exercise behavior, post-vesting cancellations and contractual lives of the awards.

•

Risk-free interest rates—The risk-free interest rate is based on the implied yields in effect at the time of the grant of U.S. Treasury notes with terms approximately equal to the expected term of the award.

•

Expected stock price volatility—We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in our industry group as there has been no public market for our common stock to date.

•	Expected dividend yield—Our expected dividend yield is zero, as we have not paid and do not anticipate paying dividends on our common stock.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
Expected term (in years)	6.25	6.25	6.25	6.00
Risk-free interest rate	2.7% – 3.1%	1.6% – 2.5%	1.9% – 2.5%	0.4% – 0.6%
Expected stock price volatility	34.5% – 35.4%	34.0% – 34.7%	34.4% – 34.7%	33.8% – 36.3%
Expected dividend yield	—	—	—	—

The variables used in these models are reviewed on a quarterly basis and adjusted, as needed. As we continue to accumulate additional data related to our common stock, we may refine our estimates of these variables, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions;

•	independent third-party valuations of our common stock;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our financial condition, results of operations and capital resources;

•	the industry outlook;

•	the valuation of comparable companies;

•	the lack of marketability of our common stock;

•	the fact that option and RSU grants have involved rights in illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment and global economic trends.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Accounting for Business Combinations

The assets acquired and liabilities assumed in a business combination are recorded based on their estimated fair values at the acquisition date. Any residual purchase price is recorded as goodwill.

Accounting for business combinations requires us to make significant estimates and assumptions, especially with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates used in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from acquired developed technologies;

•

the acquired company’s trade name, trademark and existing customer relationship, as well as assumptions about the period of time the acquired trade name and trademark will continue to be used in our product portfolio;

•	the expected use of the acquired assets; and

•	discount rates.

These estimates are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Intangible Assets

We evaluate and test the recoverability of our goodwill for impairment at least annually during our fourth quarter of each calendar year or more often if and when circumstances indicate that goodwill may not be recoverable. We use judgments when assessing qualitative factors of impairment that include macroeconomic conditions, other relevant events and factors affecting the market and industry, our financial performance, and other factors. To the extent we determine that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, a quantitative test is then performed.

We evaluate intangible assets other than goodwill for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of the intangible assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value. We also evaluate the estimated remaining useful lives of intangible assets for changes in circumstances that warrant a revision to the remaining periods of amortization.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We use the asset and liability method under FASB ASC Topic 740, Income Taxes, when accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions (including net interest and penalties), we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made, and could have a material impact on our financial condition and operating results. We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statement of operations and comprehensive loss.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted and recent accounting pronouncements not yet adopted as of the date of this prospectus.

A LETTER FROM UNITY PRESIDENT AND CEO JOHN RICCITIELLO

Thank you for reading the Unity Software Inc. S-1 and for considering investing in our company. As Unity’s CEO, it is my privilege to share an inside view of Unity.

I’ve spent a few decades working in games and technology. One of the most enjoyable and surprising days I can recall was in the fall of 2013 when I attended one of Unity’s customer events just outside of Vancouver. I expected what one normally sees at these company events. Customer training. Case studies. A few hero moments where the company shows its latest technology. While this was all there, I also experienced something very unusual. I watched independent game creators applaud the speakers like they were at a concert for their favorite band. I met creators—people who just a year or two earlier worked in warehouses, as accountants and as teachers—who attributed their ability to work in the game industry to the existence of Unity and Unity’s tools. I met a few creators that had gone as far as having Unity’s 3D logo tattooed on their bodies, in permanent ink. This was something new, something different.

And, if you are one of the early users of Unity, I want to pause here to thank you. You are and have been the lifeblood of our company. Without you, we would not be here. You were as much a part of Unity’s start as those that wrote the first lines of code that became Unity. We remain as committed to you today as we were when Joachim Ante, David Helgason and Nicholas Francis founded Unity, and we will remain committed to your success in the years to come.

Video and mobile games are among the most technically challenging forms of media to create from a technical and engineering standpoint. They are complicated to build. Games are mostly 3D, they are real time, and they are interactive. 3D means that unlike in a movie, a character or object is fully 3D, meaning that we not only can see the “front” of the character, but can move around and view the character from the other side. Real time means the next frame a player sees is created in an instant—a 30th of a second for many mobile games, and a 120th of a second for some virtual reality platforms. In other media, like TV, and on the web, most content is fixed and unchanging. A designer or director made it. Interactive means that games change in response to the input of players. The content is dynamic and responsive. Unity is the leading platform for creating and operating this type of media. Today, approximately half of all mobile, PC and console games combined are created in Unity, and many creators use our solutions to operate and monetize their products.

We at Unity are proud of our Create and Operate Solutions and how they solve the toughest engineering and data problems for our customers. These are leading and bleeding edge challenges. We see every day how our Create and Operate tools enable aspiring creators to not only be consumers of technology but creators of advanced technology products like games and cloud-based simulation systems that leverage our technologies. We love that we enable technology creators to get their start. Unity’s mission is to enable more people to be creators.

We’re a company born from gaming. But we see so much more. Five years ago, we believed that the real-time 3D tools we build would have applications outside of gaming. We saw that many industries were still wed to create tools that were conceived and built in the 1990s and early 2000s, before the explosive growth of compute power in the personal devices we all now carry with us most everywhere, and in the networks of computers that live in the cloud adding even more processing capability. We first started with an unproven thesis that we could serve customers outside of gaming. We signed up test customers working in augmented and virtual reality, architecture, construction, training, media and entertainment retail and in the auto/transportation industry. Small tests with Unity grew to larger customer relationships, and we started to see innovation from our customers we did not really anticipate. What started as an unproven thesis, transformed to being an opportunity where we needed to hone product market fit, and now, today, it seems inevitable. We’re thrilled to be helping lead the way to the future where much of the world’s content will be real-time and fully 3D.

Our orientation and culture are to encourage the best ideas to come from anywhere in Unity, not just from the more senior or tenured people in the company. We celebrate a culture where the best ideas win, and we train to be able to really listen when our colleagues are expressing these ideas. This is a critically important part of our culture, as we operate at the leading edge of technology.

We are delighted when our tools enable people, some of whom are not born to privilege, to join the 21st century economy. At Unity, we know we’re lucky to work with great people, to be able to invest in them to deliver for our customers and also, as a bi-product of our business help pave the way for many to become technologists themselves.

The world is a better place with more creators in it. And, we intend to make that more true tomorrow than it is today, to the point where real-time interactive 3D is the dominant form of content globally. As a company, we will invest for the long term. And, through this long-term investment orientation, we plan to realize the opportunity we see to drive significant growth in the world of real-time, interactive 3D content. We are building Unity to make this vision a reality.

John Riccitiello

Customer since 2017 unity “Our use cases of Unity are increasing almost every week. From car design all the way to consumer-facing experiences, we’re using Unity to bridge departments and enable better collaboration.” Timmy Ghiurau Lead of Virtual Experiences and XR Research, Volvo Cars Products used Unity Pro, Unity MARS, Unity Simulation 30+ Creators using Unity in R&D, design, marketing, and more 1st Car company to drive with a mixed reality headset on a real road Volvo Automotive, Transportation & Manufacturing Gothenburg, Sweden location

Customer since 2017 unity Unity’s real-time technology is helping drive Volvo Cars into the future Designing, manufacturing, and selling cars is an increasingly complex and labor-intensive process. Innovative brands like Volvo are always looking for ways to streamline processes, as well as pioneer advanced safety and automated driving technology. Recently, with Unity’s help, Volvo has been innovating in many areas of their business, including becoming the first-ever car company to drive with a mixed reality headset on a real road. To help Volvo reach their productivity and safety goals, they have 30+ creators using Unity for R&D, design, and marketing. Their cross-departmental toolchain for virtual car experiences reimagines traditional processes throughout the entire automotive lifecycle, providing a myriad of benefits. To date, they have improved collaboration between designers and engineers, increased efficiency by reducing reliance on physical prototype vehicles, engaged car buyers with immersive experiences, and accelerated autonomous driving development. Volvo Automotive, Transportation & Manufacturing Gothenburg, Sweden Location

Customer since 2016 unity “For Bonfire, Unity enabled us to create an immersive VR world where characters react and respond to what you are doing, unlike our past experience in feature animation.” Larry Cutler Co-Founder and Chief Technical Officer, Baobab Studios Products used Unity Pro 6 EMMY awards won for Unity-powered projects Baobab Film, Animation & Cinematics California, USA Location

Customer since 2016 unity Unity helps power Baobab to multiple EMMY Awards How do you get people to feel empathy for alien creatures in VR? Baobab Studios wanted to truly touch audiences with their highly stylized, character-driven story. But how could they convincingly do that? To start, they invited people to enter their immersive, cinematic world – wherever they were, via mobile VR headsets. To build the story, Baobab adopted Unity and its rich set of artist, VR, and AI tools. Unity’s tools helped them create the graphically rich environment, and the sophisticated character AI and non-linear storytelling systems enabled them to bring their characters to life. As part of the story, participants became one of the characters, interacted with and empathized with the others, which builds on the great traditions of storytelling. Baobab Film, Animation & Cinematics California, USA Location

Customer since 2015 unity “Apex Legends would not have launched as smoothly as it did, if we hadn’t partnered with Multiplay as closely as we did. You can’t do that without a platform that scales as gracefully as Multiplay does, and so I credit a huge amount of our early success to the partnership with Multiplay.” Drew McCoy Executive Producer at Launch Products used Multiplay 1M Players in the first 8 hours 50M Players in the first 24 days Respawn Entertainment Games California, USA Location

Customer since 2015 unity Scaling at speed: Hosting 50M players in just 24 days How do you scale from zero to 1M players within 8 hours? Or 50M in less than a month? Game launches are fraught with unknowns, which is why studios need maximum flexibility on the game-server hosting side. Buy and install legions of bare-metal servers? Or entrust everything to a cloud provider? With Multiplay’s Hybrid Cloud (bare-metal servers plus cloud services), Apex Legends scaled from bare metal capacity to Google Cloud and AWS servers in seconds, not hours. Importantly, players never even noticed. Hybrid Cloud helps ensure players get a seamless experience, whether the studio is applying a patch or Multiplay is transitioning players from bare metal to cloud. Hybrid Cloud and the Multiplay team let Respawn focus less on backend tech and more on the next season of Apex Legends. Respawn Entertainment Games California, USA Location

Customer since 2017 unity “With Unity there is no slowing down, which is very, very exciting. They’re continually making it easier for developers, easier for architects and engineers. Easier for filmmakers to spend less time with these problematic bits and pieces and more time being creative and building what they want to build.” Naji Rjaile Creative Director, Skanska Products used Unity Pro Increased worker awareness of job hazards Helps change workers’ behaviors to improve safety Skanska Architecture, Engineering & Construction Stockholm, Sweden location

Customer since 2017 unity Fewer risks, safer workers with Unity’s VR solutions Every day, job sites change. What was safe yesterday may be dangerous today. So how do companies like Skanska help their workers be more aware of unseen risks and avoid danger? Collaborating with creative VR and AR agency OutHere, Skanska implemented a Unity-based VR experience into their standard worker-safety training program for major benefits. Together, Skanska and OutHere set out to create unique immersive experiences based on their combined deep expertise and passion for creativity and technology. They challenged themselves to find magic moments where VR and AR can make a real difference in people’s lives. With Unity’s comprehensive real-time 3D development platform and VR tools, they found the magic for this important project – increasing worker awareness of job hazards, creating safer worksites, and boosting worker productivity. Skanska Architecture, Engineering & Construction Stockholm, Sweden Location

Customer since 2014 unity “Unity is fully featured, which lets us focus on game development, not time-consuming engine-building and maintenance.” Miroslav Ondrus Chief Technology Officer, MADFINGER Games Products used Unity Pro, Personalized Advertising, Contextual Advertising, Unity Ads, deltaDNA, Multiplay, Vivox 100% Ads revenue managed by Unity (to date) Madfinger games.com Games Brno, Czech Republic Location

Customer since 2014 unity Unity helps MADFINGER put mobile player experience first How do you ensure the smoothest launch for a major new addition to a storied game franchise? Years ago, Unity and MADFINGER Games teamed up when both companies were considerably smaller. Times have changed dramatically, but the relationship has endured as ever and extends to key operations for the entire game lifecycle. MADFINGER built and launched Shadowgun War Games with Unity’s real-time 3D content-creation platform and tapped Unity’s Multiplay for game server hosting. This powerful suite of software and liveops services delivers benefits such as faster prototyping and optimization, easy multiplatform (Android, iOS) builds due to one code base, seamless game server hosting, and sub-second matching of players to servers with the new Beta Matchmaker. Shadowgun war games Madfinger games.com games Brno, Czech Republic Location

BUSINESS

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content.

We believe the world is a better place with more creators in it. Creators, ranging from game developers to artists, architects, automotive designers, filmmakers and others, use Unity to make their imaginations come to life.

Our platform provides a comprehensive set of software solutions to create, run and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. As of June 30, 2020, we had approximately 1.5 million monthly active creators in over 190 countries and territories worldwide. The applications developed by these creators were downloaded over three billion times per month in 2019 on over 1.5 billion unique devices.

Content built on the Unity platform offers end-users a fundamentally more engaging and immersive experience than traditional static content. Content made with Unity is interactive, allowing end-users to connect with the content and with one another. Content made with Unity is real-time, allowing it to instantly adapt to end-user behavior and feedback. Content made with Unity allows graphics to be expressed with 3D shape and depth, permitting multiple viewing angles, and enabling augmented and virtual reality.

Real-time is not just a part of the end-user experience. Building content on Unity offers creators significant advantages in development compared to traditional content creation tools. Creators can visualize and iterate on their 2D and 3D creations in real-time and collaborate with each other to edit content simultaneously. This can lead to significant reductions in design and development cycle times.

The demand for interactive, real-time 3D content is expanding rapidly. Compute processors have become dramatically faster and more powerful. Improvements in bandwidth have enabled smartphones, PCs, consoles and other devices to connect at a global scale. Cloud computing has removed the limitations on processing power and storage to support content. These factors are driving significant increases in available compute power and are enabling the spread of immersive and interactive content. As a result, creators can now develop more intricate, higher fidelity experiences for end-users to enjoy on more devices and across larger connected communities. The gaming industry has benefited enormously from these enabling technologies with over 2.5 billion gamers driving the fastest growing sector in media today.

Unity has built its reputation in gaming, and our scale and reach in this industry are significant. We estimate that in 2019, on a global basis, 53% of the top 1,000 mobile games on the Apple App Store and Google Play and over 50% of such mobile games, PC games and console games combined were made with Unity. Unity’s platform helps game developers—from the largest publishers in the world with teams of hundreds, to mid-sized, small and independent publishers, to individual creators—build and operate high quality games, rapidly and efficiently. Unity games can be built once and deployed and operated across more than 20 platforms, including Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, and the leading augmented and virtual reality platforms, among others. As gaming has proliferated, the business models for content have evolved beyond one-time purchases to include advertising and in-app purchases. Unity enables these new business models by providing creators with the solutions they need to easily run and monetize their content.

The dramatic growth of end-user demand for interactive content is driving industries beyond gaming to embrace the advantages of real-time 3D content. Creators are leveraging our platform to provide faster content creation and efficient deployment across formats and use cases. Today, Fortune and Global 500 companies in industries such as architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail are using Unity across many new use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation and augmented reality workplace safety training. These new forms of content are emerging parts of our business and represent a significant opportunity for growth.

Our platform consists of two distinct, but connected and synergistic, sets of solutions. Our Create Solutions are used by content creators—developers, artists, designers, engineers and architects—to create interactive, real-time 2D and 3D content. Our Operate Solutions offer customers the ability to grow and engage their end-user base, as well as run and monetize their content with the goal of optimizing end-user acquisition and operational costs while increasing the lifetime value of their end-users.

We offer our Create Solutions primarily through monthly subscriptions and our Operate Solutions primarily through revenue-share and usage-based models. This allows us to generate revenue from our customers as they develop content and also as they succeed and grow. Subscriptions for our Create Solutions drive adoption of our Operate Solutions. For the year ended December 31, 2019 and the six months ended June 30, 2020, 63% and 64%, respectively, of our Operate Solutions revenue that came from customers with over $100,000 in annual revenue was from customers that also used our Create Solutions.

We see significant opportunities to grow our business. We believe today we address a total market opportunity of approximately $29 billion across both gaming and other industries. Looking to the future, we believe there are large opportunities within and beyond the industries and use cases we currently serve that represent a market potential multiple times larger than our opportunity today. We are investing aggressively in research and development and direct sales and marketing to support the expansion of our business in games and across multiple industries and use cases.

We have experienced rapid growth. Our revenue grew from $380.8 million to $541.8 million for the years ended December 31, 2018 and 2019, respectively, representing year-over-year growth of 42%, and from $252.8 million to $351.3 million for the six months ended June 30, 2019 and 2020, respectively, representing period-over-period growth of 39%. We generated net losses for the years ended December 31, 2018 and 2019, and six months ended June 30, 2019 and 2020, of $131.6 million, $163.2 million, $67.1 million and $54.1 million, respectively, which included $20.9 million, $44.5 million, $14.8 million and $21.7 million, respectively, of stock-based compensation expense. We reduced our net cash used in operating activities from $81.1 million to $67.9 million for the years ended December 31, 2018 and 2019, respectively, and from $19.8 million to $15.4 million for the six months ended June 30, 2019 and 2020, respectively.

The Future is Interactive, Real-Time 3D

For almost a hundred years, photos and video content have largely been created by the same means—capturing three dimensional images through a 2D lens and projecting them onto a 2D surface. Technology has introduced digital cameras, lenses for capturing images at astonishing resolutions and powerful software tools that allow creators to edit and manipulate images with limitless possibilities. Still, the basic processes and technology related to content and content creation revolve around building 2D, asynchronous non-interactive, static content.

The world is changing. Leaps forward in compute power and bandwidth are enabling an explosion in interactive, real-time 3D content—led by games and now spreading rapidly into other industries. We have moved from a static content world to one of lifelike, dynamic content—where 2D images are no longer projected to create video, but where fully interactive, 3D virtual objects, environments and complete worlds can be digitally rendered in real-time using software. Nowhere has real-time 3D had a larger impact to date than in gaming, which has grown from a less than $15 billion industry 20 years ago to one generating over $140 billion in annual revenue today based on boxed/downloaded PC, browser PC, console, tablet and smartphone game revenue. Gaming is now the fastest growing category in media with over 2.5 billion gamers worldwide.

Interactive, real-time 3D is:

•

Interactive:    allowing end-users from around the world to connect with immersive content as well as one another. Today’s games take players into lifelike scenes and landscapes, where they can engage with dynamic content. In multiplayer environments, content interaction instantly influences other players’ experience of the game. As one player pushes a button for an object to go right, it enters another player’s point of view instantly, in real-time.

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Real-Time:    allowing content to be rendered at up to 120 photorealistic images per second on a digital display. Display pixels can be drawn and redrawn as fast as the human eye can see, rendering content that is instantly responsive to end-user actions and appears lifelike.

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3D:    allowing graphics to be expressed with shape and depth, permitting multiple viewing angles. An end-user can virtually pick up an object, look underneath, move it around and enjoy an entirely new and unique experience, all in the same environment. The opportunities of augmented and virtual reality are only made possible through 3D.

Interactive, real-time 3D is also driving innovation in the content creation process. For example, with real-time technology, creators can live-edit the characteristics of objects in games and applications they design, and these changes can be rendered and displayed faster than the blink of an eye. This instantaneous adaptation allows for creators to simultaneously create and visualize, simplifying the creative process and making collaborative content development more seamless and efficient.

While interactive, real-time 3D has fueled the rise of gaming, the opportunities for this technology and the benefits for creators are impacting many other industries as well:

•

Architecture:    For architects, transforming building development and architectural data for the 3D world has been a challenge. Seemingly small post-design changes can take months to rework. Architects, designers and project partners use this real-time 3D to simultaneously contribute to the planning and development of a building with rapid, cost-effective iteration. Onsite construction teams and technicians can visualize before, and as they build. Interactive, 3D designs can be virtually overlaid onto actual construction through augmented reality, to detect design flaws early, which significantly reduces the risk of future rebuilds and drives project efficiencies.

•

Automotive:    The automotive industry is often challenged by a long, slow development cycle for new car models. The traditional process involves disparate tools in the iterative creation and recreation of a new model. Real-time 3D technology is driving efficiencies in car development and sales cycles, allowing for interactive, life-like models of cars to be rendered in real-time. These “digital twins” can be used for marketing or personalized sales experiences at dealerships and online.

•

Film:    Filmmakers are finding that real-time technology yields faster results and provides more creative freedom than traditional filming and editing solutions. Real-time technology removes the need for server farms that generate single frames over hours, eliminating the need to wait days for dailies or for servers to fully render a digital scene. Because creation becomes be real-time, a filmmaker can edit and review a scene instantly, allowing higher quality productions to reach audiences more quickly.

Across these industries and more, our solutions and technology are unlocking new forms of creativity and cost-efficiency that are impossible with traditional tools.

Secular Industry Trends Working in Our Favor

Technology Has Enabled the Transition to Interactive, Real-Time 3D Content

Technology now enables creators to develop immersive, interactive content in real-time. These advancements, which are raising expectations from end-users across industries, are driven by:

•

Compute Power:    There continues to be significant growth in the amount of compute power available per device and per person. Interactive, real-time 3D content can now run on low-cost PCs and mobile phones. Advances in graphics processing units, or GPUs, have unlocked a broad variety of high-fidelity real-time 3D content that was previously available only on select high-performance computers and consoles.

•

Platforms and Devices:    Today’s consumers have easy, affordable access to interactive, real-time 3D content through a variety of platforms and devices, including PCs, gaming consoles, advanced set-top boxes, tablets and smartphones. In parallel, platform and device capabilities are increasing. More recent versions of PCs, consoles and mobile devices enable augmented and virtual reality, which is expected to drive increased demand for real-time 3D content, and also contribute to increased expectations for new types of real-time 3D content.

•

Distribution:    With pervasive streaming and cloud-based content delivery replacing physical forms of distribution, content is now available, on-demand and instantly, and the need to visit retail stores to acquire content is greatly reduced.

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Connectivity:    Billions of people around the world are connected through the internet, as access to high-speed connections continues to grow. The proliferation of broadband wireless access, including the advent of 5G wireless technology, is enabling end-users to interact with content and with one another from more locations and on more platforms, significantly increasing access to content.

Real-Time 3D is Proliferating Across Industries

To deliver the best gaming experiences, game developers were early adopters of many of the technological innovations across compute, platforms, devices, distribution and connectivity. Mobile gaming, an over $60 billion industry today, was catalyzed by these advancements and provides billions of end-users instant access to games on the go. Gamers continue to gravitate to the games with the most innovative user experiences, gameplay or graphics, or the most interactivity, driving game developers to embrace newer technologies such as real-time 3D.

In parallel, real-time 3D development tools are increasingly accessible to small studios or individual developers, providing them with creation technology formerly available only to larger game publishers through their own proprietary technology stacks. This widespread availability has compounded the success of real-time 3D in gaming by enabling the growth of a large, real-time 3D development community.

End-users have come to appreciate the value of interactive, real-time 3D content and increasingly expect similar immersive, interactive experiences across both personal media and commercial content. Creators across a wide array of industries beyond gaming are using real-time 3D across new use cases, including automobile and building design, online and augmented reality product configurators, autonomous driving simulation and augmented reality workplace safety training, among others.

The Problem: Creators Need New Ways to Develop, Run and Monetize Their Content

Traditionally, the creation of high fidelity graphic experiences required the development or use of custom, disparate point solutions. In order to build real-time 3D applications, large teams with many engineers would need to invest significant time and resources in the development of tools and technology in order to make even the most basic applications. Building these tools from scratch is both very expensive and time consuming for creators. Today, to serve the increasing demand for real-time 3D content, creators need a comprehensive solution that allows them to efficiently build, run and monetize new applications to satisfy that demand. In addition, end-users expect content to be available on any device, anywhere, and at all times. This desire for ubiquity requires cloud hosting technology. End-users also increasingly expect content to be optimized for their preferences and tastes while delivering a great experience. This requires technology to predict end-user preferences to serve the most relevant content to each user and personalize their experience.

Business and monetization models are also changing. For example, in gaming, traditional one-time purchase and downloadable content models are moving to free-to-play, which requires new monetization methods such as advertising and in-app purchases. Games have also increasingly migrated to live services models, hosted in the cloud and regularly updated for content and new features. These new business and monetization models require new technologies and new solutions.

We believe that the solutions required for creators to fulfill all these expectations have previously not been available in an integrated way.

Traditional content development is done on a per-platform basis, often requiring creators to recreate and recode content for each individual platform. This problem is exacerbated by the diversification and explosion in the number of devices and form factors. Creators require solutions that enable them to create content once and deploy it to multiple platforms seamlessly, without having to develop and test code specific to each platform or having to maintain highly specialized teams.

Our Market Opportunity

We believe today we address a total market opportunity of approximately $29 billion across both gaming and other industries.

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Gaming:    In gaming, we estimate the market opportunity for our Create Solutions and Operate Solutions to be approximately $12 billion in 2019 across over 15 million potential creators, growing to over $16 billion in 2025, based on a 2020 study that we commissioned by a third party strategy consulting firm, Altman Vilandrie & Company.

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Industries Beyond Gaming:    In industries beyond gaming, we estimate the market opportunity for our Create Solutions and Operate Solutions to be approximately $17 billion today, based on the number of software developers, architects and designers our solutions could potentially serve.

Looking to the future, we believe there are large opportunities within and beyond the industries and use cases we currently serve that are not captured by the above market opportunity estimates.

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Gaming:    We believe there is a large future opportunity for Unity in gaming that is not captured by the above analysis. We believe we can expand the applicability of our platform to creators with new solutions we are designing for the future, such as assisted artistry workflows, higher performance rendering capabilities and additions to our Operate Solutions.

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AR & VR:    We are the leading platform for creating content for augmented reality and virtual reality applications, which we believe will represent large opportunities for our business in the future as innovations in hardware and connectivity increase capability and drive adoption.

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Industries Beyond Gaming:    There are 37 million engineers and technicians, based on data published by Cambashi in April 2019, who we believe could be additional users of various current and future products that comprise our platform.

We believe these future opportunities represent a market potential multiple times larger than the approximately $29 billion total market opportunity we serve today.

Our Solution

Unity is the world’s leading platform for creating and operating interactive, real-time 3D content. Our platform includes our Create Solutions and Operate Solutions, which complement each other and together provide a comprehensive set of solutions that enable our customers to create, run and monetize their content across a broad range of third-party content distribution platforms.

Our Create Solutions are used to create, edit, run and deploy real-time 2D, as well as high definition, real-time 3D content. Content can be created once and deployed to more than 20 platforms, including Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, and the leading augmented and virtual reality platforms, among others. Our products include custom scripting tools and a high-definition render pipeline for developers; graphics, animation and audio tools for artists; and navigation, networking and user interface tools for designers. Delivered as a modular application architecture, creators can leverage our products to easily create, edit and iterate interactive, real-time 3D content.

Our Operate Solutions offer customers the ability to grow and engage their user bases, and to run and monetize their content—from 2D puzzle games to multiplayer, multi-platform games, or other 3D interactive content—irrespective of whether the content was created in Unity. Our monetization products, Unity Ads and Unity IAP (In-App Purchases), help developers to maximize the revenue potential of their content. We help our customers to maximize the lifetime value of their end-users, while optimizing their end-user acquisition and operational costs. Our end-user engagement products, such as deltaDNA, provide developers with the capability to perform deep analytics to optimize end-user engagement and behavior. Finally, we also offer solutions to simplify the delivery of content and provide back-end management, such as Multiplay for multiplayer hosting in games, or Vivox to enable player-to-player communications in games.

Our platform delivers numerous benefits to creators across organizations of all sizes. These benefits include:

Significantly Faster, High-Quality Production with Real-Time Technology

Unity’s platform enables creators to simultaneously visualize and iterate on their 2D and 3D creations in real-time. For example, developers can make changes to their games in development that are visible to them in real-time, without recompiling code or rebooting the game. Further, creators can collaborate and work on editing a single piece of content simultaneously, which, paired with our platform’s extensive reach, breadth and accessibility, makes Unity a natural meeting place for creators. Our platform’s real-time technology significantly reduces the time and resources required by creators, whether working individually or in groups, to create and operate high-quality, immersive, personalized and interactive content.

Create Once and Deploy Anywhere

Creators use Unity to create once and deploy anywhere. Without writing any platform-specific code, creators can deploy their games and applications on more than 20 platforms, ensuring their content reaches a broad audience. Our wide range of strategic relationships with leading hardware, operating system, device, game console and other technology providers, enables us to continue to support these platforms. For example, our strategic relationships enable our platform to be deployment-ready for next-generation devices such as new game consoles and updates by third-parties such as iOS and Android releases ahead of their public releases.

Comprehensive Set of Solutions for Creators of All Types

The Unity platform provides creators of varied backgrounds and levels of expertise—from enthusiasts to professional developers, animators to sound technicians, and independent developers to enterprise teams—a comprehensive set of solutions to meet their needs in creating, operating and monetizing their content across platforms. For example, a team of content creators can use our real-time 2D and 3D Create Solutions rendering tools to develop a high-fidelity application with a massive virtual world. The creators can then use our Operate Solutions to host their application, grow and engage their end-user base and run and monetize their content. Together, our solutions serve the entire lifecycle of a game or application, and the needs of its creators, through a single platform.

Access to Leading Technology

We offer creators leading edge technology that keeps pace with each major new hardware platform, allowing them to focus on creating content rather than working to keep pace with dozens of rapidly evolving specifications and capabilities. For example, we built a data-oriented technology stack (DOTS), a revolutionary new high-performance responsive technical architecture which enables creators to build high-definition and compute-intensive applications with a high-performance responsive architecture with more efficient operation of content on lower compute-power devices, as well as optimization of mobile device battery-life. As another example, we acquired ArtEngine, a product that uses AI to provide assisted artistry to creators, enabling automatic color-matching or de-blurring of images in content, removing the manual burden of minutiae creation work. We continue to invest to ensure our platform best leverages the capabilities of these rapidly evolving platforms to serve the future development and operational needs of content creators.

Our Competitive Strengths

We believe that we have a number of competitive strengths that will enable our market leadership to grow. Our competitive strengths include:

Our Platform

Our core competitive strength is the breadth and depth of our platform. We offer a comprehensive set of solutions to create, run and monetize real-time 3D games and applications. Creators can onboard through any of our solutions and leverage our platform to serve their needs at every stage of growth. To help our creators succeed, we provide access to comprehensive learning resources and guided onboarding to our extensive community. As a result of the strength of our platform, as of June 30, 2020, we had a global reach of over two billion monthly active end-users, who consume content created or operated with our solutions on over 20 platforms. We saw an average of more than 15,000 new projects each day in the first half of 2020.

Market Leadership in Game Development with Industry-Leading Brand

We are the market leader for the creation of all types of video games, ranging from games developed by the largest global publishers, including AAA studios, to games developed by mid-sized, small and independent developers and freelancers. We estimate that in 2019, on a global basis, 53% of the top 1,000 mobile games on the Apple App Store and Google Play and over 50% of such mobile games, PC games and console games combined were made with Unity. Ninety-three of the top 100 game development studios by global revenue in 2019 were Unity customers. We see significant opportunities for expansion within these existing customers through increased Create Solutions subscriptions and additional adoption of our Operate Solutions. Games developed on the Unity platform record an average of over eight billion hours of gameplay per month in the six months ended June 30, 2020. Many of the most successful games across the globe were developed using Unity.

We believe that the Unity brand is synonymous with real-time 3D game development. The brand recognition we have achieved with creators in gaming is also helping to drive adoption of Unity in industries such as architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail.

Relentless Focus on Innovation, Talent and Research and Development

We have invested over $450 million in research and development over the last two fiscal years alone to further develop our solutions. Our market-leading position and reputation for innovation support our ability to recruit highly talented software engineers and developers. As of June 30, 2020, 56% of our total headcount was involved in research and development and related activities. We invest in both the improvement of our existing products, as well as in research that we believe will lead to the development of important new products to expand and enhance our platform. As an example, our recently developed Unity Simulation product started as a research project. We believe it will drive future applications of real-time 3D in many new use cases, including autonomous driving, robotics, industrial automation, and virtual reality-based education and training.

Additionally, although the significant majority of our revenue growth has been organic, we have completed over a dozen acquisitions to date. Acquisitions have primarily included smaller teams with specific product expertise. Our Applifier, deltaDNA, Finger Food, Multiplay and Vivox acquisitions brought greater functionality into our platform, added key innovation talent to our team and furthered our goal of being the one-stop integrated platform for all creator needs. We plan to continue to leverage both in-house innovation and acquired talent and technology to continue to grow our solutions portfolio.

Extensive Data Footprint and Sophisticated Analytics

Our scale affords us access to a vast amount of end-user engagement and platform performance data. We continuously capture and analyze valuable end-user behavior and application performance data from over 50 billion in-app events per day across over 20 different platforms as end-users interact with games and applications made with Unity. This data and analytics capability allows us to optimize content performance, end-user acquisition and engagement and monetization based on predicted lifetime values of our customers’ end-users, driving value for both our customers as well as their end-users.

The Unity Creator Community

Unity has a very large, active global community of real-time 3D creators, with approximately 1.5 million monthly active creators that developed over 8,000 games and applications per month in the six months ended June 30, 2020. We have a highly engaged base of creators, with users of our Unity Pro product spending an average of 4.9 hours per day actively using our platform in the year ended December 31, 2019, and an average of 5.1 hours per day for the six months ended June 30, 2020. The scale of our creator community provides us with a significant competitive advantage, and by incentivizing third-party platforms to strategically partner and integrate with us, we are able to further expand our community. Third-party platforms partner with Unity to make it easy for our creators to deploy content onto their platforms. These partnerships help us to maximize audience-reach for our customers and retain our platform’s position as the leading hub for real-time 3D content creation.

The Unity creator community has grown rapidly. We maintain a common forum for creators of all types to collaborate on content and learn from each other. Further, we invest significant resources to enable the community’s success by hosting Unite conferences on multiple continents on a regular basis. These events bring together Unity creators, experts and industry leaders to unlock the full creative potential of our platform.

In addition, within our creator base are a large number of students and independent learners, including those enrolled in high school and university classes. We invest in providing student and school licenses as well as developing curriculum components, Unity-specific portions of academic programs and learning content to ensure students can learn and train on our software. With this knowledge and continuing education, students prepare for, and excel in, careers using real-time 3D and Unity.

Our Growth Strategies

We are investing aggressively to strengthen our global leadership in gaming through continued investment in our products and solutions, continued subscription growth and product usage within existing customers, and expansion of our customer base across game publishers of all sizes. In parallel, we are investing in the development of products, services and go-to-market strategies that serve industries beyond gaming, where we believe our long-term potential is many times greater than in gaming.

Investing in Product Innovation for Growth

We will continue to innovate with new products, features and functionality, and will support the efforts of third parties to integrate their applications with our platform. We continue to invest in research and development resources to add features, automation, visualization, collaboration and experiential capabilities to our Create Solutions, and to grow the number of use cases for our products. For example, we recently launched Unity MARS, which helps creators build, prototype and visualize augmented and virtual reality applications in real-time. We also released Unity Forma, which offers creators a product configuration toolkit with both the high fidelity of Unity’s real-time 3D interactivity and rendering power, and wide distribution through the varied platform compatibility of the Unity runtime. Also, we will continue to complement our Create Solutions with an integrated set of Operate Solutions tailored to a variety of industries and platforms.

In addition, we will also continue to pursue acquisitions of products, teams and technologies that complement and expand the functionality of our platform, add to our technology expertise and bolster our leadership position by providing access to new customers or markets. Additionally, although the significant majority of our revenue growth has been organic, we have completed over a dozen acquisitions to date. Acquisitions have primarily included smaller teams with specific product expertise. Our Applifier, deltaDNA, Finger Food, Multiplay and Vivox acquisitions brought greater functionality into our platform, added key innovation talent to our team and furthered our goal of being the one-stop integrated platform for all creator needs. By developing and acquiring new technologies, we are able to address more of our creators’ day-to-day needs, enabling them to deliver relevant content to users as consumer devices and platforms continue to evolve. We believe both organic development and acquisitions are core competencies for us, and we intend to use both to drive increased value for our customers and improvements to our results of operations.

Growth within Existing Gaming Customers

We have opportunities to broaden our relationships with existing customers, by expanding our Create Solutions subscriptions, growing Operate Solutions usage and increasing the number of Unity solutions our customers use.

We grow our subscriptions by expanding within and across multiple studios within a single publisher. Some of our enterprise customers are publishers with multiple studios. Oftentimes, when one studio achieves better quality content and improved efficiency, higher return on investment on customer acquisition, or better monetization of end-users through the use of our solutions, other studios within the publisher’s portfolio also begin to adopt Unity. Frequently, once we get to a “tipping point,” Unity becomes the standard for the customer. We invest in targeted sales and account-based marketing efforts to identify, stimulate and communicate these opportunities to customers. Our customers also hold developer days, training days and evangelism events, which help us to expand the usage of Unity across teams and studios.

We grow usage of our Operate Solutions products primarily through the success of our customers’ games and applications. Their usage of our products grows in line with their end-user adoption and engagement. The more their users view ads facilitated through our Unified Auction, communicate using our voice products, and spend time in the games and applications we host, the more revenue we earn. Our sales, marketing and account management teams work with customers to encourage the use of our products across increasing numbers of games and applications.

We also grow as our customers add additional Unity solutions. We have customers that onboard to our platform via our Operate Solutions that subsequently subscribe to our Create Solutions. Conversely, we have creators that onboard to our platform using our Create Solutions and later augment their subscriptions with our Operate Solutions. The continued integration of our Create and Operate Solutions makes it easier for customers to expand their usage of our various products. Additionally, we are implementing marketing mechanisms inside our products to intelligently cross-sell solutions. As of December 31, 2019 and June 30, 2020, 55% and 55%, respectively, of our customers that contributed more than $100,000 in trailing 12-month revenue used both our Create Solutions and Operate Solutions. We expect that we will be able to increase this percentage over time. Our dollar-based net expansion rate, which measures expansion in existing customers’ revenue over a trailing 12-month period, grew from 124% as of December 31, 2018 to 133% as of December 31, 2019, and from 129% as of June 30, 2019 to 142% as of June 30, 2020, demonstrating the power of this strategy.

Growth in New Gaming Customers

Gaming continues to be the fastest growing segment of the media industry, and within this growing industry, customers of all sizes are increasingly looking to leverage third party tools to accelerate the development process. Large global publishers, including AAA studios, increasingly find using Unity to be more efficient and productive than building proprietary technology in-house. Additionally, Unity enables mid-sized, small and independent developers and freelance artists to create and operate content where they would not otherwise have the resources to do so independently.

Games made by large global publishers, including AAA games, represent an attractive growth opportunity for Unity. The highest grossing games of each gaming hardware cycle have been built by approximately one hundred of the world’s largest studios. These studios have historically invested in their proprietary technology to create and operate content for the select platforms of their individual choice. Our direct sales and account-based marketing efforts are focused on driving migration from proprietary technology stacks in these studios to our platform.

Although we have not historically invested material sales and marketing resources in the conversion of our free users to paid, we do see these users as strategic and important. We also have a long history of investment in the education of hobbyist and student game developers. These developers are important to our long-term growth as they will be the next generations of Unity creators.

Growth in Industries and Use Cases Beyond Gaming

We continue to invest in the expansion of our Create Solutions and Operate Solutions to new industries such as architecture, engineering, construction, automotive, transportation, manufacturing, film, television and retail. Customers in these industries leverage our platform to create content across many new use cases including augmented reality product configurators, augmented reality workplace safety training, automobile and building design, infotainment and autonomous driving simulation, among others. We believe there is a large opportunity for Unity in industries beyond gaming as end-users begin to demand real-time 3D interactive content and experiences not just at home but also at work. We believe that our traction with global brands and development companies outside gaming validates our view of the broader appeal of our platform. We are now making targeted investments to augment our core gaming technology with industry-specific workflows and features and are developing industry-specific sales and marketing programs to continue to grow in industries beyond gaming.

Continued Growth Across All Major Global Markets

Our solutions drive content creation and operation around the globe. In the year ended December 31, 2019 and the six months ended June 30, 2020, 34% and 38%, respectively, of our revenue was generated by customers in EMEA, 33% and 32%, respectively, of our revenue was generated by customers in Asia-Pacific and 33% and 30%, respectively, of our revenue was generated by customers in the Americas. As of June 30, 2020, 64% of our full-time employees were based outside the United States.

Markets outside the United States, especially in gaming, are large and important. In 2019, the gaming market in the Asia-Pacific region alone was over $70 billion. Some of the most successful games developed in this region were made with Unity, including Honor of Kings and King of Avalon.

Our products are built to provide solutions to creators globally. For instance, our Unity Pro and Unity Plus products are translated into Japanese and Korean as well as simplified and traditional Chinese. Further, we have developed the capabilities of our Multiplay and Vivox products to enable hosting and communications solutions for the highest performance game operations in each region of the globe and across continents. We have a differentiated ability to leverage the right hosting solution in the right location at the right time. We will continue to explore the development of localized Create Solutions and Operate Solutions to address market-specific needs. In China, for example, we have established a strong brand and local team to drive research and development as well as sales and marketing. We believe our localized approach and focus has driven, and will continue to drive, the adoption of our solutions in this important market.

Leveraging our global reach, we will expand our self-serve and direct sales approach in each region to facilitate further penetration of our existing customers and growth with new customers. Our newer Operate Solutions products such as Multiplay, Vivox and deltaDNA are currently sold and marketed predominantly in North America and major European markets. We plan to extend the reach of these products to all markets to match our global footprint.

Our Solutions

Our products and services help creators to develop, run and monetize interactive, real-time 2D and 3D content. We make real-time creation accessible to all—from students, enthusiasts and individuals to large game publishers and Fortune and Global 500 companies. Our platform has two distinct, but connected sets of solutions: Create Solutions and Operate Solutions.

Create Solutions

Unity’s Create Solutions offer developers, artists, designers, engineers and architects the tools that they need to create immersive and interactive experiences. Central to our Create Solutions is a robust software development engine that comprises a suite of technologies, accessible through the Unity editor user interface, including custom scripting tools, a high-definition render pipeline, graphics, animation and audio tools, navigation, networking and user interface tools. These solutions allow creators to easily create, edit and iterate interactive 2D or 3D content, in real-time.

Our Create Solutions can also be augmented with additional functionality from Unity or from third parties. For example, the Unity Asset Store is a marketplace and scaled aggregator used by our customers to find software, content and tools that assist them in the creation of real-time interactive games and applications.

Operate Solutions

Unity’s Operate Solutions offer customers the ability to grow and engage their user bases, and to run and monetize their content. Our solutions collectively empower our customers to maximize the lifetime value of end-users, while optimizing the cost of acquiring and engaging end-users, and of operating and hosting their applications.

The majority of our Operate Solutions products can support any content, regardless of whether or not the content was created using our Create Solutions. However, Operate Solutions are easier to implement and more impactful when used together with our Create Solutions. For content created with our Create Solutions, many of our Operate Solutions can be accessed from within the editor, enabling design and development that is optimized from day one for user monetization and engagement, and for operations efficiency.

Our Products

We offer a comprehensive content development and operations platform, comprised of our Create Solutions and our Operate Solutions that together provide a full set of products to support the scale and performance requirements of immersive, interactive, real-time 3D content.

Create Solutions

The foundation of our Create Solutions is a robust software development engine that comprises a suite of technologies, configurable through the Unity editor user interface, including custom scripting tools, a high-definition render pipeline, graphics, animation and audio tools, navigation, networking and user interface tools. The editor is accessible on Windows, Mac and Linux operating systems and enables creators to drag and drop content, such as images, textures, 3D meshes and sounds, into a virtual workspace. From there, creators can configure content and compose it into scenes of objects, such as three-dimensional characters, buildings, automobiles or landscapes.

A large variety of components can be added to the objects to make content dynamic and interactive. Unity physics is an example of a component, which, when added to an object in our editor, causes the object to behave as it would in the real world, subject to the forces of friction and gravity. Other components may add animation, photo-realistic textures or movement to the object.

Once the creation of a game or other application is completed in the editor and the creator wants to deploy content, our platform compiles all of the application’s components around the Unity runtime. The Unity runtime is a critical part of a Unity application that allows content created on our platform to be interactively rendered in real-time on end-user devices. Content created in our editor can be easily deployed to over 20 platforms using our runtime, limiting the need for creators to invest in proprietary development technology around each and every platform.

Our Create Solutions allow creators to easily develop, edit and iterate interactive 2D and 3D content, in real-time. We offer our customers tiered subscription plans designed to meet the needs of different types of customers:

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Unity Pro:    designed for customers with over $200,000 in annual revenue or funding, provides access to our engine with additional benefits, such as prioritized customer support, collaboration tools and the option to purchase professional services, additional support and licenses to our source code. In 2019 and the first half of 2020, at least two-thirds of our Create Solutions revenue was generated from Unity Pro.

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Unity Enterprise:    designed for larger teams, provides custom solutions at scale with flexibility to adapt to the needs of businesses. Unity Enterprise is designed for our larger customers in gaming and other industries and provides a suite of solutions that includes Unity Pro, PiXYZ data optimization plug-in, HMI toolkit and an immersive design collaboration toolkit.

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Unity Plus:    provides mid-sized, small and independent customers access to our platform with analytics and diagnostics tools and other services. Additional training resources are included to accelerate adoption and to give creators of all experience levels advanced and up-to-date support.

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Unity Personal:    our free solution caters to creators with less than $100,000 in revenue or funding in the last 12 months and is ideal for new real-time 3D developers. Unity Personal serves as a valuable on-ramp to our other price tiers and products.

•	Unity Student: our free offering for verified students that provides access to our engine and additional learning tools.

Our Create Solutions also include our Assisted Artistry tools, including ArtEngine and Granite, which use machine-learning algorithms to accelerate material creation and editing.

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ArtEngine:    our powerful 3D content creation tool that uses AI to help create ultra-realistic digital artwork. ArtEngine removes the burden of minutiae involved in material creation work—such as photoconversion to physically based rendered materials, resolution enhancement, deblur, seam removal, unwarping and color matching—helping artists focus on value-added parts of the creative workflow.

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Granite:    provides an advanced texture system for content. By automatically loading and managing texture tiles, Granite is able to handle large amounts of texture data while using less memory, significantly reducing loading time for larger, detailed virtual worlds.

We have introduced and will continue to develop Create Solutions that are specifically focused on industries beyond gaming, such as Unity Reflect and Unity Forma, and emerging augmented and virtual reality platforms, like Unity MARS.

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Unity Reflect:    enables creators in architecture, engineering and construction to seamlessly transfer building information modeling, or BIM, data into Unity to create real-time 3D experiences across multiple platforms, including augmented and virtual reality. Released in late 2019, Reflect allows multiple designers and building engineers working on different systems to bring their data sets into one Reflect project, while maintaining a live connection to original design models. This functionality enables augmented and virtual reality and iOS, PC and Mac viewers to review live-linked models in real-time. Reflect is accessible to any designer, including those not familiar with developing on our platform.

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Unity MARS:     gives creators professional-grade workflows for augmented and virtual reality development. Unity MARS brings environment and sensor data into the creative process, enabling creators to build applications that are context-aware and responsive to physical space. Creators are able to build, prototype and visualize data-oriented applications in real-time without leaving the Unity editor.

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Unity Forma:    offers creators a product configuration toolkit with the high fidelity of Unity’s real-time 3D interactivity and rendering power. Creators are empowered to fast-track the creation of visually appealing digital marketing experiences for use cases across industries such as automotive, retail and others. These experiences, or configurators, can be distributed to a wide audience through the significant and varied platform compatibility of the Unity runtime.

Operate Solutions

Our Operate Solutions offer customers the ability to grow and engage their end-users, and to run and monetize their content, optimizing end-user acquisition and operational costs while increasing the lifetime value of their end-users.

User Acquisition and Monetization

Many of our customers create games and applications with the purpose of building a profitable business. This requires both the acquisition of end-users at a reasonable cost and the monetization of these end-users as they engage over time with the content.

Our user acquisition products enable advertisers to efficiently acquire new end-users at scale. They operate within our monetization ecosystem, which reached over two billion monthly active end-users as of June 30, 2020, making it one of the largest global user bases for advertisers. Our focus and strength are in pay-for-performance end-user acquisition, where advertisers pay us based on a tangible outcome or set goal, such as an install, rather than on a cost per impression basis. As a result, a large number of our advertisers have open spending limits with us as they can clearly measure the positive return on their spend.

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Personalized Advertising:    an end-user acquisition product that uses machine learning combined with our deep player and game data to drive end-user installs at scale. Advertisers can define campaigns based on several parameters:

•	Reach: advertisers define the amount they are willing to pay for each install. Our algorithm maximizes reach and identifies the audience with the highest propensity to install.

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Retention:    our algorithms dynamically adjust the cost per install based on the likelihood of customer retention over 7-day, 14-day and other retention periods. This minimizes the risk that our customer will spend to acquire end-users that are unlikely to yield attractive returns, including those that churn almost immediately.

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Desired Return on Ad Spend (ROAS):    our algorithms dynamically adjust the cost per install based on a combination of the ROAS target set by the advertiser and the predicted lifetime value of an end-user.

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Contextual Advertising:    a product designed for cases in which our customers or their end-users opt-out of personalization within apps. With the depth and breadth of our in-game data, we can deliver highly relevant advertising while respecting stricter privacy elections.

Our monetization products generate revenue for our customers in two primary ways. First, we provide in-app advertising technology that connects our customers to a broad range of advertisers is powered by our Unified Auction. Second, we provide micro-transaction capabilities that enable revenue through in-app purchases, or IAP.

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Unity Ads:    enables developers to seek the highest value for each impression of their inventory, through our Unified Auction, from a broad range of advertisers including direct Unity customers as well as demand side platforms, or DSPs. Each time an event is triggered within our customer’s application, our auction determines the best advertisement to show the end-user. Customers can access Unity Ads through a software development kit that enables ad delivery, rendering and transactions.

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Unity IAP:    allows for the sale of virtual goods within free or paid games on all major platforms by enabling creators to create once and connect to all major platform stores (for example the Google Play Store and the Apple App Store), utilizing a convenient single integration.

End-User Engagement

Beyond user acquisition and monetization, one of the biggest challenges for our customers is end-user churn. Retention and content consumption rates are significantly higher for those that build and continuously strengthen relationships with their end-users. Our deep insights powered by machine learning and our sophisticated customer relationship management tools empower our customers to create, optimize and deliver personalized experiences for their end-users, increasing customer retention and engagement rates and resulting in higher end-user lifetime value (LTV).

•	deltaDNA: a portfolio of services our customers use to understand behaviors of end-users within their game and to take action to improve user experiences. These services include:

•	In-depth, high fidelity analytics tools used to understand end-user behavior and drive insights.

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Predictive tools that automatically promote actions that will improve LTV through personalization of content and monetization strategies. One such example is the determination of whether to show an in-app purchase promotion versus advertising content depending on an individual end-user’s preferences.

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Machine-learning driven capabilities that predict the likelihood of player churn or an in-app purchase. With this information, our customers can further personalize content and run campaigns to retain these players at scale.

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A Dynamic Ad Placement tool that optimizes ad placement across as many unique surface points as the developer chooses to integrate. Our machine-learning driven algorithms connect customer data with rich content selection and our ad monetization models to maximize both retention and revenue for higher end-user LTV.

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GameTune:    a machine learning solution that provides data science as a service. This gives customers the ability to optimize end-user engagement based on a combination of game elements, such as game progression speed, in-app purchase bundles and difficulty settings.

Cloud Operations

Developers face technical challenges and unpredictable costs as they launch and run multiplayer, multi-platform games and applications across mobile, PC and console platforms and game genres. Delays and downtimes are detrimental to our customers, who therefore place a high value on reliable solutions with predictable cost structures. Our Multiplay, Vivox, Cloud Content Delivery, Build Server

and Simulation products focus on delivering real-time content and on optimizing the end-user experience.

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Multiplay:    a dynamic orchestration service that optimizes performance and cost by choosing the best hosting solution in real-time, leveraging the leading third-party cloud service providers as well as co-located data centers. This bypasses the complexity of creating and operating back-end technology and infrastructure, reducing the time and resources required to launch and operate real-time multiplayer games at scale.

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Vivox:    a hosted voice and text service that enables end-users to communicate with each other within real-time games and applications, and across multiple platforms, including iOS, Android, Windows, Mac and consoles. It features 3D positional audio that enables life-like communications within a 3D world. We also offer optional enterprise-level support that includes dedicated servers, integration support teams, virtually unlimited scale and 24/7 operations support. Vivox enables the social aspect of games and drives greater player immersion and higher engagement.

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Cloud Content Delivery:    a service optimizing the delivery of content to end-user devices, enabling applications to be smaller and therefore accessible across a larger range of devices, increasing distribution opportunities for our creators.

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Build Server:    a solution to offload Unity project builds to network hardware, providing centralized, stable and reliable environments for building distributed development projects, while driving higher project quality and avoiding costly downtime.

•	Simulation: a suite of products that harnesses the power of cloud computing to run millions of simulations to test, train and validate projects at scale.

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GameSim:    a cloud-based gameplay simulation service for game creators. GameSim is used during production or pre-launch of a game in order to test and ensure the quality and performance of the game and to test live game operations as well as optimize and balance game challenges versus rewards.

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Unity Simulation:    a cloud-based simulation tool for creators in other industries. Unity Simulation can be used at any point in the development process to test multiple complex scenarios and validate concepts without any up-front hardware investment. While the product is primarily focused on automotive and robotics industries, the product can be used for any project, prototype or concept created in Unity.

Our Customers

Our globally diverse customers range from the largest global enterprises, to mid-market companies, to government and non-profit institutions, to mid-sized, small and independent businesses and individuals. As of June 30, 2020, we had 716 customers with over $100,000 in trailing 12-month revenue, who together represented 74% of our revenue. As of June 30, 2020, we had approximately 100,000 additional customers with trailing 12-month revenue of $100,000 or below that subscribe to our Create Solutions subscription plans or leverage our Operate Solutions to monetize and run their games and applications.

We define a customer as an individual or entity that generated revenue during the measurement period. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer, even though we may enter into commercial agreements with multiple parties within that organization. For example, one of our large enterprise customers is Zynga. We consider all Unity subscriptions and services purchased by Zynga-owned studios to be purchased by Zynga as a single customer.

In the year ended December 31, 2019, and the six months ended June 30, 2020, 34% and 38%, respectively, of our revenue was generated by customers in EMEA, 33% and 32%, respectively, of our revenue was generated by customers in Asia-Pacific and 33% and 30%, respectively, of our revenue was generated by customers in the Americas. No one customer accounted for more than 10% of our revenue in the year ended December 31, 2019 and the six months ended June 30, 2020.

Gaming

We count as long-time customers some of the largest global publishers, AAA game development companies, such as Electronic Arts, Nintendo, Take-Two Interactive, Inc., Tencent and Zynga, among others. We also continue to have significant share with, and growth among, smaller independent game studios.

The following represents a sample list of game titles designed and developed using our Create Solutions:

Title	Description
Arena of Valor	A multiplayer online battle-arena game published by Tencent Games

Honor of Kings	A Chinese language multiplayer online battle arena game published by Tencent Games

Iron Man VR	A shooter VR game published by Sony Interactive Entertainment

Ori and the Will of the Wisps	A platform-adventure PC and console game published by Xbox Game Studios

Pokémon GO	An augmented reality mobile game published by Niantic

The following represents a sample list of publishers that leverage our Operate Solutions for game operation and monetization:

Publisher	Description
Electronic Arts	Publisher of several hit game franchises including Apex Legends, Battlefield, FIFA, Madden NFL, Need for Speed and The Sims

Private Division, a wholly owned label of Take-Two Interactive Software, Inc.	Publisher of game series including Kerbal Space Program, The Outer Worlds, Ancestors: The Humankind Odyssey, and Disintegration

Tencent	Globally renowned technology company based in China

Ubisoft Mobile Games	Publisher of popular mobile games such as Assassin’s Creed Rebellion, Just Dance Now and the Hungry Shark series.

Industries Beyond Gaming

We continue to gain significant traction with customers and leading brands in industries beyond gaming, including architecture, engineering and construction; automotive, transportation and manufacturing; and film, animation and cinematics. Our platform is used by eight of the top ten architecture, engineering design and design companies by revenue in 2019, as well as nine of the top ten automotive companies by revenue in 2019.

The following represents a sample list of companies in these industries that use our platform:

Architecture, Engineering and Construction	Automotive, Transportation and Manufacturing	Film, Animation and Cinematics
Samsung SHoP Skanska	BMW Honda Volvo Cars	Fremantle Media Keyframe Studios

The following are representative examples of how some of our customers have benefited from using our platform.

Skanska:    one of the world’s largest construction companies, uses Unity for a range of applications, from photorealistic interior mockups to coordinated pre-fab animations, 2D and 3D logistics, model management, and 4D sequencing. Additionally, our platform is enabling Skanska to provide safety training for workers to experience the job site before the project starts, to learn how to operate complex construction equipment, and to train on risky procedures.

Volvo Car Corporation, including its wholly-owned subsidiaries, or Volvo Cars:    uses Unity to reimagine traditional processes across the lifecycle of designing, engineering, manufacturing, selling and servicing vehicles. Since initial adoption in the design studio, Volvo Cars has rapidly expanded its applications of real-time 3D to dozens of use cases and built a cross-departmental production process for virtual car experiences. With Unity, Volvo Cars improves collaboration between designers and engineers, saves money by reducing reliance on physical prototype vehicles and engages car buyers with immersive experiences.

Moving Picture Company, or MPC:    used Unity on Disney’s 2019 recreation of The Lion King. It was shot in real-time, using Unity software integrated within physical-film hardware, including cameras, dollies and cranes. Footage was then rendered offline by MPC Film in collaboration with Renderman, Pixar’s 3D rendering animation software. MPC’s use of Unity allowed for real-time review and processing, minimizing the amount of re-shoots and post-production editing required.

Sales and Marketing

Our go-to-market approach is driven by the strength of our brand, organic creator demand, targeted account-based marketing and a solutions-oriented sales process. We execute a multi-channel model that enables a targeted and cost-effective approach. We combine a web-based system for smaller customers with direct sales efforts for acquiring and expanding product and service penetration within small and medium-sized businesses and enterprise customers. This strategy is supported by a highly effective customer and community support ecosystem and by education programs.

Direct Sales

We use our global direct sales force to acquire new medium to enterprise-sized customers and increase adoption of products and services within these customers. Our enterprise sales, customer success and field engineering teams have deep domain expertise in the industries they serve.

We also deploy technical professionals in our Worldwide Professional Services group who help our customers to complete the development of content made with Unity and facilitate the process of deploying real-time 3D in both gaming and other industries.

For mid-sized, small and independent companies, we leverage a lower-cost inside sales team and an indirect value-added reseller network to cost-effectively reach these customers.

In addition to a globally distributed direct sales force, our sales and marketing strategies include solutions engineering, lead generation campaigns, webinars and cooperative marketing efforts with our strategic partners.

Our global Unite conferences serve as a celebration of Unity creators, providing them with the opportunity to brainstorm with Unity experts and industry leaders and to get a sneak peek at what Unity will bring creators in the future. Our developer centric conferences are curated events, typically online and in person, dedicated to ensuring the Unity developer community has access to expertise that can help creators make the most of Unity.

Digital Channel

We reach independent creators and mid-sized, small and independent studios through our self-service web-based channel. We deploy a range of marketing strategies and tactics to drive initial awareness, adoption and retention. These include online evangelism, our Made with Unity sub-brand and learning programs for enthusiasts and students.

New creators often start by using our free Unity Personal or Unity Student plans. We encourage continued creator engagement by providing free resources, such as creator education, Asset Store access, and enrollment into our network of Unity creators. Customers do not need to upgrade to a paid plan until they reach $100,000 in annual revenue or funding. For our Operate Solutions, we enable customers to easily get started by providing a self-service platform for our monetization solutions and free use of our Vivox product for up to 5,000 concurrent users. The majority of our Operate Solutions customers are on boarded through our self-serve platform and require minimal upfront investment to get started.

Many of our free users become champions for Unity, creating word-of-mouth advertising for our products and services. As creators engage more deeply with Unity, they often upgrade to paid plans via our website or sales teams. We support this upgrade path through targeted marketing campaigns and in-product prompts highlighting the added benefits and features of our paid plans. The significant majority of Unity’s monthly active creators are free users, and we see this as an opportunity for future growth.

Customer and Community Support

We believe that highly responsive and effective support and education are an extension of our brand and are core to building and maintaining creator loyalty and trust.

Our community support team assists creators using both the free and paid versions of our Create Solutions to drive adoption, subscription renewal and free-to-paid conversion. Additionally, our customer experience team receives and quantifies feedback from brands, agencies and studios using Unity at scale. This focus on responsiveness and personal touch helps us improve customer satisfaction and identify high-value opportunities for product improvements.

We tier our support levels based on customer size. Creators using our free solutions have access to chat, email and web-based community resources, while paid customers have access to additional levels of higher-touch support. Our community resources serve as the foundation for all of our levels of support, giving creators the opportunity to discuss challenges and solutions with experienced Unity creators and interact with our expert support team via:

•	Forums: the central hub of our community discussions. Creators can voice their opinions, show what they are working on and ask for advice.

•	Answers: our self-service repository for all solutions relating to common questions on product and workflows.

•	Documentation: available from within the product, our documentation, which is translated into four languages, covers how to use every component in Unity.

Our customer success team supports our large customers through every step of their journey with Unity. This starts with onboarding and sharing of best practices, as well as product education, and continues with support for renewals and introductions to additional Unity products and solutions. We have teams dedicated to provide specialized support for each of our products.

Our educational offerings include a range of free, web-based classes and tutorials on how to use, administer, optimize and customize Unity. We also offer in-person training through our developer relations program and at our Unity-hosted community events. Our Unite conferences and participation in various developer-centric conferences provide creators with tangible skills to launch, market and monetize successful games and applications.

Our Strategic Relationships

We have a robust and diverse partner ecosystem that includes leading hardware, operating system, device, game console and other technology providers. Our partners benefit from their relationship with us through growth in engagement of our customers with their ecosystem.

Our partner ecosystem is critical to our create once and deploy anywhere value proposition to our customers and is an important part of our go-to-market strategy. Partners also serve as a source of brand awareness and sales leads in new industries, and help to accelerate our sales cycles through co-marketing programs.

Apple

Our close collaboration with Apple allows Unity customers to benefit from new functionality and features as well as new platforms and distribution channels, such as iOS, AppleTV and Mac. Additionally, Unity customers can use optimized features for ARKit and supporting distribution of content on stores such as the Mac App Store, the App Store and Apple Arcade.

Autodesk

Our collaboration with Autodesk streamlines workflows and eliminates creator friction between Autodesk and Unity products. Today, users can import and export Maya and 3ds Max scenes into Unity. They can also import BIM data from Autodesk’s Revit product into our Reflect product to visualize environments and build interactive experiences for the architecture, engineering and construction industry.

ARM

We partner with ARM to support and optimize Unity for their processors and graphics processing unit architecture. This allows Unity users to experience seamless performance and feature availability across ARM’s technology ecosystem, including all major mobile phone and SoC manufacturers.

Google and DeepMind

We partner with the following Google businesses and groups:

•	Android: Our creators can reach the global audience of consumers on Android, across multiple distribution channels.

•	ARCore: Our creators have a seamless experience building and deploying mobile augmented reality content to over 500 million ARCore-enabled devices.

•	AdMob: Our creators have access to Google’s advertisers through our Unified Auction.

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Google Cloud Platform:    Google Cloud products, services & infrastructure are the foundation of Unity’s cloud-based services. This partnership makes it much simpler and affordable to power Unity games with cloud technology, and enables creators to access the Google Cloud Platform for high-performance processing and delivery of their content.

•	Stadia: The Stadia Makers program was launched with an initial focus on Unity developers and provides an on ramp for games to publish to this streaming platform.

We also partner with DeepMind, which uses Unity to create complex virtual environments and simulations required by scientists to push the boundaries of AI research.

Intel

Our partnership with Intel allows creators to maximize their usage of Intel GPU and CPU powered platforms, optimizing content reach performance for experiences on Intel architecture.

Microsoft

We have a long history of collaborating with Microsoft to drive innovation:

•	Games and apps: creators can build native games and applications for Windows, Xbox One, Xbox Live, future hardware and distribution channels.

•	Havok: the best in class physics solution, Havok Physics for Unity is built on our new Data-Oriented Technology Stack architecture.

•	HoloLens: creators can build and deploy to HoloLens and HoloLens 2, leading platforms for augmented and mixed reality creation.

Nintendo

For the Nintendo Switch Console, developers can build native games with Unity and over half of games on Nintendo Switch have been made with Unity during the three years since the Nintendo Switch’s launch. In addition, our Vivox voice service is provided as the voice software development kit for the Nintendo Switch.

Of Nintendo’s mobile games, Mario Kart: Tour, Super Mario Run and Animal Crossing: Pocket Camp are made with Unity.

Samsung

Our technology and device partnership with Samsung allows us to collaborate on state-of-the-art gaming performance on Samsung mobile devices, including adaptive performance technology. We make this technology accessible to our creators to allow for real-time adaptive scaling in game content so the Samsung mobile device and content can work together to achieve optimal gaming performance.

Sony

Our partnership with Sony Interactive Entertainment enables creators to build native games and VR experiences for Sony PlayStation 4, Sony PlayStation VR and future hardware.

Tencent

Our partnership with Tencent will enable creators to access the Tencent Cloud service for high-performance last-mile delivery of their content within China. This domestic partnership makes it much simpler and more affordable to power Unity games with cloud technology within China.

Research and Development

Our engineering and product teams and culture are customer-oriented and work alongside customers to deliver high value, high quality features and functionality across the numerous devices and platforms we support. We deliver these features through frequent updates to our Create and Operate Solutions.

Our research and development efforts are distributed around the world, and combined with our support for numerous platforms, we have developed significant expertise in build, test and deployment tools, technologies and automation, for both traditional, native-code, monolithic repositories as well as package-based, cloud hosted packages. These tools enable us to work independently and efficiently and maintain a rapid sustained pace of innovation.

Over the last two fiscal years, we have invested more than $450 million in research and development to build our platform. We had 1,879 employees involved in research and development and related activities as of June 30, 2020, which accounted for 56% of our total headcount.

Competition

We primarily compete with other content development tools and monetization services. Most of these competitors offer point solutions which represent a subset of the offerings on our platform:

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Create Solutions:    We primarily compete against proprietary game engines built in-house by large game studios, as well as Unreal Engine (Epic Games) and Cocos2d (Chukong Technologies), which offer game development tools primarily serving the PC games and mobile games sectors, and, in the case of Unreal Engine (Epic Games), industries beyond gaming. Outside of gaming, we also compete with other development platforms that offer 2D and 3D design products.

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Operate Solutions:    With respect to our Operate Solutions, we operate in a fragmented ecosystem composed of select divisions of large, well-established companies as well as privately held companies. The large companies in our ecosystem may play multiple different roles given the breadth of their business. Examples of these large companies are Amazon, Facebook, Google, Microsoft and Tencent. Most of these companies are also our partners and customers.

We believe that the principal competitive factors in our market are:

•	the pace and quality of new product innovation;

•	product capabilities, including flexibility, scalability, performance, security and reliability;

•	integration with existing platforms;

•	high-quality customer support, training and services;

•	brand recognition and reputation;

•	return on investment of sales and marketing efforts;

•	volume and leverage of user data and analytics;

•	price and affordability of our solutions and customer economics;

•	ease of use of products; and

•	ability to expand to adjacent industries.

We believe we compete favorably with respect to these factors.

Technology Infrastructure and Operations

We have built our technology infrastructure using a distributed and scalable architecture on a global scale. We designed our technology platform with multiple layers of redundancy to guard against data loss and to deliver high availability and low latency. Incremental backups are performed twice a day and full backups are performed daily. Backups are preserved for a time period directly proportional to the criticality of the data.

Redundant copies of content are stored in several geographically separate regions and are replicated within each region. Data is transmitted in encrypted form. We mainly use Google Cloud Platform as our processing and delivery cloud infrastructure but also have some services with other cloud infrastructure providers and some with special hardware/security requirements running on our own, private data center. With respect to the Google Cloud Platform, we are party to a cloud service agreement with Google, pursuant to which we are committed to spend an aggregate of $189.0 million between April 2018 and April 2024. If we fail to meet the minimum purchase commitment during any year, we are required to pay the difference. Either we or Google may terminate the agreement if the other party is in material breach and fails to cure the breach within 30 days after receiving written notice. We expect to meet our remaining commitment under this agreement.

We have built a service operations infrastructure with automated, 24x7 telemetry, supported by a team to help ensure that any issues that arise with our services are addressed as quickly as possible.

Security, Privacy and Data Protection

At Unity we understand that creative assets, performance and user data are critical to our customers’ businesses. We devote considerable resources to our security program and regularly test the security of our services to make sure user assets are securely stored and separated. We make it easy for content creators to securely build and distribute their creative products.

Security

Our team of security practitioners, working in partnership with peers across our company, work to identify and mitigate risks, implement industry leading best practices and continue to evaluate ways to improve. We focus on four core components: Application Security, Infrastructure Security, Incident Response, and Governance and Compliance. In addition to these core components, we drive a program of Responsible Disclosure to engage and gain support of the research community to identify advanced issues for remediation. Our security program is focused on expanding our documentation and audit functions in order to ready us for industry certifications that will be important for our growth in industrial and government markets.

Privacy and Data Protection

The privacy of developers and application users and protection of the data in our ecosystem are important to Unity’s continued growth and success. We maintain a dedicated privacy team that leads a group of employees, federated throughout the organization, who serve in roles responsible for data governance and management within product groups and functional areas. We conduct privacy impact assessments and data protection impact assessments, conduct product and feature reviews, maintain a reasonably exhaustive list of data collected and processed, and provide support for data protection and privacy-related requests. Our privacy team reports progress on the program and its functions quarterly to a team of executives charged with data governance oversight, and conducts regular privacy-related training. Additionally, our Data Protection Officer periodically updates the audit committee of our board of directors on changes in laws and Unity’s compliance activities.

We are committed to complying with, and helping our customers comply with, data protection laws globally. We monitor guidance from industry and regulatory bodies, meet with regulators and update our product features and contractual commitments when necessary to meet new or evolving privacy legal requirements.

We maintain a privacy policy that describes how Unity collects, uses and discloses information, and what choices organizations and users have.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.

As of June 30, 2020, we had 40 issued patents in the United States that expire between 2032 and 2038, eight issued patents in non-U.S. jurisdictions, and 79 patent applications (including 20 provisional applications and seven active PCT applications) pending in the United States and globally. While we believe our patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us as a whole.

We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.unity.com and similar variations.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Our Company Values

The Unity Values capture what we represent and form the foundation of our company culture. They have a material impact on how we do our jobs and how we treat each other every day, and guide us in making the right decisions for our customers, partners and creators.

Users First:    We put users first, they are the reason we do what we do. Our shared dedication to our customers holds us together, defines and aligns our work and drives us to deliver for them.

Best Ideas Win:    We believe great ideas can come from anywhere. We have vigorous debates, we listen and learn, and we make sure the best ideas win. We care enough to go through the pain of messy conversations.

In It Together:    We are Citizens of Unity. We act like owners. We’re activists; we have a voice and use it. We’re direct and candid, with good intent. We deeply collaborate towards shared goals and respect each other’s unique contributions.

Go Bold:    We do bold things. We go big and when we fail, we learn, get better and go big again. We challenge and elevate each other beyond our limits to do what may seem impossible. We stay curious and hungry.

How we live our values each day matters, too. We believe in approaching each employee and interaction with Empathy, Respect and Opportunity. These values form the foundation of our Diversity and Inclusion programs, which we continue to develop and expand.

Empathy is the ability to recognize and validate the perspectives and experiences of others, even without connecting yourself to those experiences. It’s about listening to understand—not to respond.

Respect is rooting your efforts in empathy, by taking every-day actions that acknowledge individual experiences and perspectives.

Opportunity is demonstrating respect for the knowledge and experience of others by empowering them to contribute, create or lead based on that knowledge and experience.

We invest in our culture in many ways, including a Unity Leadership Program run by senior leaders, frequent Town Hall meetings, executive roundtables, manager and employee development opportunities and a global Workplace Experience team dedicated to curating local cultural events including yoga, meditation, coffee talks and game nights.

We love creators—those bold enough to create what is in their imagination to change the world. Creators are changemakers and Unity is their platform for change. Since our founding, we have focused on empowering our creators and employees to make the world a better place. We plan to continue to invest in these efforts with the creation of a donor-advised fund. In July 2020, our board of directors approved the issuance of 750,000 shares of our common stock to such fund after the completion of this offering.

Employees

As of June 30, 2020, we had a total of 3,379 full-time employees, across 44 offices in 16 countries. We also engage contractors and consultants. We had 1,879 employees involved in research and development and related activities as of June 30, 2020, which accounted for 56% of our total headcount. This highlights our commitment to delivering quality solutions for creators of all industries. In addition, our geographic diversification enhances our ability to retain and attract talent, and as of June 30, 2020, approximately 64% of our full-time employees were located outside of the United States. None of our employees are represented by a labor union. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our employee relations to be positive. Based on our recent employee engagement survey, we have an employee engagement of 82%, which is 9 points higher than our benchmark comparative firms, and 94% of our employees said that they would recommend Unity as a great place to work.

Facilities

Our corporate headquarters is located in San Francisco, California, where we lease approximately 53,000 square feet of space under a lease that expires in August 2025. We also lease an aggregate of 88,608 square feet of space in Copenhagen, Denmark, under two leases that expire in September 2026 and March 2029, respectively. In addition, we maintain additional offices in the United States in Massachusetts, California, New York, Pennsylvania, Texas and Washington, and in Belgium, Canada, China, Colombia, Denmark, Finland, France, Germany, Ireland, Japan, Korea, Lithuania, Singapore, Sweden, the United Kingdom and Singapore. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of August 1, 2020:

Name	Age	Position
Executive Officers
John Riccitiello	60	President, Chief Executive Officer and Executive Chairman
Brett Bibby	55	Senior Vice President and Chief Product Officer
Clive Downie	47	Senior Vice President and Chief Marketing Officer
Ralph Hauwert	40	Senior Vice President, Research and Development
Kimberly Jabal	51	Senior Vice President and Chief Financial Officer
Ruth Ann Keene	51	Senior Vice President, Chief Legal Officer and General Counsel and Corporate Secretary
Ingrid Lestiyo	41	Senior Vice President and General Manager, Operate Solutions
Dave Rhodes	56	Senior Vice President and General Manager, Unity Create Solutions
Key Employees
Joachim Ante	38	Chief Technology Officer
Luc Barthelet	58	Senior Vice President and General Manager, Technology
Sylvio Drouin	53	Senior Vice President, Unity Labs
Danny Lange, Ph.D.	58	Senior Vice President, Artificial Intelligence and Machine Learning
Scott Pitasky	57	Senior Vice President, Chief People Officer
Non-Executive Officer Directors
Roelof Botha(1)	46	Director
Mary Schmidt Campbell, Ph.D.(3)	72	Director
Egon Durban(2)	46	Director
David Helgason	42	Director
Alyssa Henry(3)	49	Director
Barry Schuler(2)	66	Director
Robynne Sisco(1)	55	Director
Luis Felipe Visoso(1)	51	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

John Riccitiello.     Mr. Riccitiello has served as our President and Chief Executive Officer since October 2014, as Executive Chairman of our board of directors since June 2014, and as a member of our board of directors since November 2013. From April 2007 to February 2013, Mr. Riccitiello served as the Chief Executive Officer for Electronic Arts, Inc., a public video game developer and publisher, where he had previously served as President and Chief Operating Officer from October 1997 to April 2004. From May 2004 to March 2007, Mr. Riccitiello co-founded and served as a Managing Director of Elevation Partners, LLC, a private equity firm. Mr. Riccitiello holds a B.S. in business administration from the Haas School of Business at the University of California, Berkeley.

Mr. Riccitiello was selected to serve on our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer, as well as his experience in the gaming and entertainment industries.

Brett Bibby.     Mr. Bibby has served as our Senior Vice President and Chief Product Officer since February 2020, after serving as our Vice President of Engineering from February 2014 to February 2020 and as a Field Engineer and Evangelist in the Southeast Asia market for Unity Technologies ApS, one of our subsidiaries, from May 2012 to February 2014. Mr. Bibby holds an A.S. in electronic engineering technology from American River College, and a B.S. degree in international business and Japanese language from California State University, Sacramento.

Clive Downie.     Mr. Downie has served as our Senior Vice President and Chief Marketing Officer since May 2015. From October 2013 to May 2015, Mr. Downie served as the Chief Operating Officer of Zynga Inc., a social game developer. From October 2012 to October 2013, Mr. Downie served as the Chief Executive Officer of DeNA West, a mobile games developer.

Ralph Hauwert.     Mr. Hauwert has served as our Senior Vice President, Research and Development since February 2020 after serving as our Vice President of Platforms for Research and Development from April 2018 to February 2020, as our Director of Development – Head of Platforms/Research and Development from September 2016 to April 2018, as the Director of Development for Research and Development for Unity Technologies ApS, one of our subsidiaries, from July 2015 to September 2016, and as one of the Team Leads and Senior Developers for Unity Technologies ApS from June 2011 to July 2015.

Kimberly Jabal.     Ms. Jabal has served as our Senior Vice President and Chief Financial Officer since March 2019. From November 2015 to December 2018, Ms. Jabal served as the Chief Financial Officer of Weebly, Inc., a provider of web-hosting and e-commerce services, and helped guide its acquisition by Square, Inc. in May 2018. From February 2013 to November 2015, Ms. Jabal served as Chief Financial Officer of Path, Inc., a social networking technology company. Ms. Jabal serves on the board of directors of FedEx Corporation, a delivery services company. Ms. Jabal holds a B.S. in engineering from the University of Illinois at Urbana-Champaign and an M.B.A. from Harvard Business School.

Ruth Ann Keene.     Ms. Keene has served as our Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary since September 2016. From August 2005 to September 2016, Ms. Keene served in various legal roles, most recently as Vice President, Assistant General Counsel and Assistant Secretary, of Autodesk, Inc., a public 3D design, engineering and entertainment software company. From October 1998 to August 2005, Ms. Keene was an attorney at Morrison & Foerster LLP, an international law firm. Ms. Keene holds a B.A. in history from Cornell University, and a J.D., cum laude, from Cornell Law School.

Ingrid Lestiyo.     Ms. Lestiyo has served as our Senior Vice President and General Manager, Operate Solutions since August 2020 after serving as our Senior Vice President and General Manager, Monetization from July 2018 to August 2020, and as our Vice President of Monetization from July 2016 to July 2018. From May 2012 to May 2016, Ms. Lestiyo served as Senior Vice President at Rubicon Project, Inc., an online-advertising technology company. In November 2009, Ms. Lestiyo co-founded Mobsmith, Inc., a mobile advertising platform, and served as its Chief Executive Officer until it was acquired by Rubicon Project, Inc. in May 2012. Ms. Lestiyo holds a B.A. in engineering and an M.Eng. from the University of Cambridge, and an M.B.A. from Harvard Business School.

Dave Rhodes.     Mr. Rhodes has served as our Senior Vice President and General Manager, Unity Create Solutions since April 2020 after serving as our Chief Revenue Officer from January 2017 to April 2020. From March 2014 to January 2017, Mr. Rhodes served as the Executive Vice President of Sales, Services and Marketing of Paradigm B.V., a developer of software for the oil-and-gas industry. From January 2003 to March 2014, Mr. Rhodes held several sales roles at Autodesk, Inc., a public 3D design, engineering and entertainment software company, most recently as Vice President of the Americas and Worldwide Sales Leader of Engineering, Natural Resources, and Infrastructure Segment. Mr. Rhodes holds a B.A. in computer science from the University of California, San Diego and an M.B.A. in marketing and finance from the University of San Diego.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Key Employees

Joachim Ante.     Mr. Ante has served as our Chief Technology Officer since August 2004, when he co-founded our company. Mr. Ante initially began writing the core of the Unity platform as a teenager. He served as a member of our board of directors from June 2014 through August 2020.

Luc Barthelet.     Mr. Barthelet has served as our Senior Vice President, Technology since August 2020 after serving as our Senior Vice President and General Manager, Cloud Services from December 2018 to August 2020. From May 2014 to December 2018, Mr. Barthelet served as the Captain of the ship Makena. From December 2010 to May 2014, Mr. Barthelet served as the Executive Director of Wolfram Alpha, LLC, a computational knowledge engine. In May 2008, Mr. Barthelet founded TirNua, Inc., a games company, and served as Chief Executive Officer until its acquisition in November 2010. From 1987 to 2008, Mr. Barthelet held various roles at Electronic Arts, Inc. Mr. Barthelet holds an M.E. in engineering from ESTP Paris.

Sylvio Drouin.     Mr. Drouin has served as our Senior Vice President of Research Labs since February 2015. From April 2010 to January 2015, Mr. Drouin served as one of our Strategic Advisors. Since January 2020, Mr. Drouin has served on the board of the Technology Development Group at the University of California, Los Angeles, which serves as a campus-wide gateway to innovation, research and entrepreneurship. From 2012 to 2015, Mr. Drouin was co-founder and Chief Executive Officer of Bitlogica Inc., a Silicon Valley boutique venture and innovation accelerator. From May 2009 to December 2011, Mr. Drouin served as Chief Technology Officer at Xtranormal Technology, Inc., a company that developed a 3D storytelling tool. Mr Drouin has authored 15 patents.

Danny Lange, Ph.D.     Dr. Lange has served as our Senior Vice President, Artificial Intelligence and Machine Learning since December 2016. From November 2015 to December 2016, Dr. Lange was the Head of Machine Learning at Uber Technologies, Inc., a ride-hailing company. From March 2014 to October 2015, Dr. Lange was the General Manager for Amazon Machine Learning at Amazon.com, Inc., a public ecommerce marketplace company. Dr. Lange holds an M.S. and a Ph.D. in computer science from the Technical University of Denmark.

Scott Pitasky.     Mr. Pitasky has served as our Senior Vice President, Chief People Officer since May 2020. Mr. Pitasky served as Vice President, Human Resources supporting the Worldwide Consumer business at Amazon.com Inc., a public e-commerce marketplace company, from May 2017 to May 2020. From September 2014 to April 2017, Mr. Pitasky was the Executive Vice President, Chief Partner Resources Officer at Starbucks Corporation, a public coffeehouse and roaster company, and served in various senior-level human resources roles at Microsoft Corporation, a public software and technology company, from 2001 to 2014, including Vice President, Human Resources. Mr. Pitasky holds a B.S. in economics from the Wharton School at the University of Pennsylvania.

Non-Executive Officer Directors

Roelof Botha.     Mr. Botha has served as a member of our board of directors since September 2009. Since January 2003, Mr. Botha has served in various positions at Sequoia Capital, a venture capital firm, including as a Managing Member of Sequoia Capital Operations, LLC since 2007. From March 2000 to June 2003, Mr. Botha served in various positions at PayPal, Inc., a public online payments company, including as Chief Financial Officer. Mr. Botha currently serves on the boards of directors of Eventbrite, Inc., a global platform for live experiences, Square, Inc., a provider of payment processing and financial and marketing services, MongoDB, Inc., a cross-platform database program, Natera, Inc., a genetic testing company, as well as a number of privately-held companies. Mr. Botha previously served on the board of directors of Xoom Corporation, a payment processing company, from May 2005 until its acquisition by PayPal, Inc. in November 2015. Mr. Botha holds a B.S. in actuarial science, economics and statistics from the University of Cape Town and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Botha was selected to serve on our board of directors due to his knowledge of the technology industry and experience serving on the boards of directors of public companies.

Mary Schmidt Campbell, Ph.D.     Dr. Campbell has served as a member of our board of directors since September 2020. Since August 2015, Dr. Campbell has served as President of Spelman College, a liberal arts college and historically Black college for women. From October 1991 to May 2014, she served in various roles at New York University, a private research university, including as Dean of the Tisch School of the Arts and as Associate Provost for the Arts, and upon her retirement in 2014, she was appointed Dean Emerita. From October 2009 to October 2016, Dr. Campbell served as Vice-Chair of the President’s Committee on the Arts and Humanities, a bi-partisan group of citizens appointed by the President of the United States to advise the Office of the White House on issues regarding arts and the humanities. From 1977 to 1987, she served as the director of the Studio Museum in Harlem, developing the first accredited Black fine arts museum in the United States. Dr. Campbell holds a B.A. degree in English literature from Swarthmore College and an M.A. in art history and Ph.D. in humanities from Syracuse University.

Dr. Campbell was selected to serve on our board of directors because of her expertise in the arts and entertainment industries and her leadership experience.

Egon Durban.     Mr. Durban has served as a member of our board of directors since June 2017. Mr. Durban joined Silver Lake, a global private equity firm, in 1999 as a founding principal and has served as the firm’s Co-Chief Executive Officer and Managing Partner since December 2019. He also serves on the board of directors of Twitter, Inc., a social networking service, Dell Technologies Inc., an information technology company, Motorola Solutions, Inc., a multinational telecommunications company, VMware, Inc., a software company, and several privately-held companies. Mr. Durban also served as a director at Intelsat S.A., a satellite telecommunications company, from 2008 to 2016, at Pivotal Software, Inc., a software and services company, from 2016 until its acquisition in 2019, and at SecureWorks Corp., an information security services company, from 2015 to May 2020. Mr. Durban holds a B.S. in business administration, cum laude, from Georgetown University.

Mr. Durban was selected to serve on our board of directors because of his significant knowledge of the technology industry and experience as a director of publicly and privately-held technology companies.

David Helgason.     Mr. Helgason co-founded our company in August 2004. Mr. Helgason served as a member of our board from July 2007 to June 2014, and was reappointed as a director in May 2015. From August 2004 to October 2014, Mr. Helgason served as our President and Chief Executive

Officer. Since July 2016, Mr. Helgason has served as a Partner at Nordic Makers General Partners ApS, an early-stage venture capital firm. Mr. Helgason serves on the board of several privately-held companies. Mr. Helgason studied physics, Arabic, and psychology at the University of Copenhagen from 1997 to 2001.

Mr. Helgason was selected to serve on our board of directors because of his significant knowledge of our company and his experience in the gaming and entertainment industries.

Alyssa Henry.     Ms. Henry has served as a member of our board of directors since October 2018. Since May 2014, Ms. Henry has held several roles at Square, Inc., a public financial services and payment processing company, currently Seller Lead. From 2006 to 2014, Ms. Henry served in various positions for Amazon.com Inc., an e-commerce company, including as Vice President of Amazon Web Services Storage Services. Ms. Henry serves as a member of the board of directors of Intel Corporation, a semiconductor and technology company. Ms. Henry holds a B.S. in mathematics and applied science with a specialization in computing from the University of California, Los Angeles.

Ms. Henry was selected to serve on our board of directors because of her experience working in the software and technology industries and her expertise in computer science and engineering.

Barry Schuler.     Mr. Schuler has served as a member of our board of directors since April 2016. In 2006, Mr. Schuler co-founded the Draper Fisher Jurveston Growth Fund, where he currently serves as Managing Director and Partner. From 1995 to 2002, Mr. Schuler held various roles at America Online Inc., a web portal and online service provider, including Chairman and Chief Executive Officer. Mr. Schuler serves on the board of a number of privately-held companies. Mr. Schuler holds a B.A. in psychology from Rutgers University.

Mr. Schuler was selected to serve on our board of directors due to his knowledge of the technology and entertainment industries and his experience serving on the boards of directors of fast-growing technology companies.

Robynne Sisco.     Ms. Sisco has served as a member of our board of directors since July 2017. Since August 2012, Ms. Sisco has held various positions at Workday, Inc., a public financial management software company, including President since August 2020, Co-President from February 2018 to August 2020, and as Chief Financial Officer since April 2016. From June 2009 to August 2012, Ms. Sisco served as Chief Accounting Officer and Corporate Controller at VMware, Inc., a software company. Ms. Sisco also previously served as Senior Vice President and Chief Accounting Officer at VeriSign Inc., and held senior finance positions at Oracle Corporation, Visa Inc., GE Capital, and Ford Motor Company. Ms. Sisco holds a B.A. in economics and accounting from Claremont McKenna College and an M.B.A. in finance from Golden Gate University.

Ms. Sisco was selected to serve on our board of directors because of her experience working in the software and technology industries and her expertise in finance.

Luis Felipe Visoso.     Mr. Visoso has served as a member of our board of directors since September 2020. Since July 2020, Mr. Visoso has served as Chief Financial Officer of Palo Alto Networks, Inc., a public cybersecurity company. From December 2018 to July 2020, Mr. Visoso served in various roles at Amazon.com, Inc., a public e-commerce marketplace company, including as Chief Financial Officer of Amazon Web Services. From February 2016 to December 2018, Mr. Visoso served as Senior Vice President of Business, Technology and Operations Finance at Cisco Systems, Inc., a public networking company. From January 1993 to February 2016, Mr. Visoso held various roles at The Procter & Gamble Company, a public consumer goods company, including Vice President of

Global Business Units—Finance and Accounting. Mr. Visoso holds a B.A. degree in international business and industrial engineering from Monterrey Institute of Technology and Higher Education.

Mr. Visoso was selected to serve on our board of directors because of his experience working as an executive officer of large technology companies and because of his expertise in finance.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Mr. Riccitiello is currently elected in his capacity as our current Chief Executive Officer;

•	Dr. Campbell and Mr. Helgason were elected as the designees nominated by holders of our common stock;

•	Mr. Botha was elected as the designee nominated by holders of our convertible Series A preferred stock;

•	Mr. Schuler was elected as the designee nominated by holders of our convertible Series C preferred stock;

•	Mr. Durban was elected as the designee nominated by holders of our convertible Series D preferred stock; and

•	Ms. Henry, Ms. Sisco and Mr. Visoso were elected as the designees nominated by holders of our common stock and convertible preferred stock.

In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation, and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

In accordance with our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Botha, Mr. Helgason and Mr. Riccitiello, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Mr. Durban, Mr. Schuler and Ms. Sisco, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Dr. Campbell, Ms. Henry and Mr. Visoso, and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Mr. Botha, Dr. Campbell, Mr. Durban, Ms. Henry, Mr. Schuler, Ms. Sisco and Mr. Visoso do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NYSE listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. For example, the Board considered (i) with respect to Mr. Botha, a personal loan that a trust affiliated with Mr. Botha made to Mr. Riccitiello, which has been repaid; (ii) with respect to Mr. Botha and Ms. Henry, the fact that Mr. Botha serves on the board of directors of Square, Inc., where Ms. Henry serves as an executive officer; and (iii) with respect to Ms. Sisco, the fact that we purchase products and services in the ordinary course of business from Workday, Inc., where Ms. Sisco serves as an executive officer. In addition, the Board considered the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Upon the completion of this offering, our corporate governance guidelines will provide that one of our independent directors shall serve as the lead independent director at any time when an independent director is not serving as the chairperson of the board of directors. Our board of directors has appointed Mr. Botha to serve as our lead independent director. As lead independent director, Mr. Botha will preside over periodic meetings of our independent directors, coordinate activities of the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Ms. Sisco, Mr. Botha and Mr. Visoso. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of the NYSE and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Sisco. Our board of directors has determined that Ms. Sisco, Mr. Botha and Mr. Visoso are each an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation Committee

Our compensation committee consists of Mr. Schuler and Mr. Durban. The chair of our compensation committee is Mr. Schuler. Our board of directors has determined that each member of our compensation committee is independent under the listing standards of the NYSE, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Henry and Dr. Campbell. The chair of our nominating and corporate governance committee is Ms. Henry. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of the NYSE.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://www.unity.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Stock Ownership and Holding Guidelines

In an effort to align our directors’ and executive officers’ interests with those of our stockholders, we have adopted stock ownership guidelines that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Within five years of becoming subject to the guidelines, each of our non-employee directors is expected to hold a number of shares of our stock valued at not less than $150,000. Within five years of becoming subject to the guidelines, our executive officers are expected to hold a number of shares of our stock valued at not less than a multiple of their annual base salaries, consisting of five times annual base salary for our Chief Executive Officer and one times annual base salary for our other executive officers. The initial ownership requirement calculations will be made using a price per share equal to 75% of the price at which our shares are offered to the public in this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee are currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

During the year ended December 31, 2019, we did not pay any cash compensation to our non-employee directors, or to Mr. Riccitiello or Mr. Ante, for their service on our board of directors. Mr. Ante resigned from our board of directors in August 2020. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

The following table sets forth information regarding the compensation earned or paid to our directors during the year ended December 31, 2019, other than Mr. Riccitiello and Mr. Ante. All compensation paid to Mr. Riccitiello and Mr. Ante is for services rendered as our President and Chief Executive Officer and Chief Technology Officer, respectively. See the section titled “Executive Compensation” for additional information regarding the compensation earned by Mr. Riccitiello. During 2019, Mr. Ante earned $281,674 in base salary and a bonus of $142,773. We also contributed $7,909 to Mr. Ante’s pension account pursuant to our non-U.S. defined contribution pension plan. In 2019, Mr. Ante was granted options to purchase 220,000 shares of our common stock at an exercise price of $11.28 per share. As of December 31, 2019, the aggregate number of shares subject to outstanding stock options held by Mr. Ante was 1,070,000.

Name	Option Awards ($)(1)(2)	All Other Compensation ($)		Total ($)
Roelof Botha	—			—
Egon Durban	—			—
David Helgason	—	$127,606	(3)	—
Alyssa Henry	$306,868			$306,868
Max Levchin(4)	—			—
Barry Schuler	—			—
Robynne Sisco	$666,635			$666,635
Raymond Yang(5)	—			—

(1)

The amounts reported represent the aggregate grant date fair value of the stock options granted during the year ended December 31, 2019 under our 2019 Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the non-employee directors.

(2)

As of December 31, 2019, only Ms. Henry, Mr. Levchin and Ms. Sisco held shares underlying unvested equity awards. The aggregate number of shares subject to outstanding stock options held by each of the foregoing non-employee directors as of December 31, 2019 was as follows: (a) 130,000 shares of common stock for Ms. Henry; (b) 100,000 shares of common stock for Mr. Levchin; and (c) 195,000 shares for Ms. Sisco.

(3)	Represents consulting fees paid to Foobar Technologies ApS, an affiliate of Mr. Helgason.
(4)	Mr. Levchin resigned from our board of directors in January 2020.
(5)	Mr. Yang resigned from our board of directors in July 2020.

August and September 2020 RSU Grants

In August 2020, our board of directors approved RSU grants to each of our non-employee directors other than Dr. Campbell and Mr. Visoso, effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The number of shares of our common stock subject to the RSU grants for each such non-employee director is as follows: 14,016 shares in the case of Ms. Henry, Ms. Sisco and Mr. Schuler, 12,742 shares in the case of Mr. Helgason, 14,526 shares in the case of Mr. Botha and 13,252 shares in the case of Mr. Durban. Except with respect to Mr. Durban, the shares subject to the foregoing awards will vest in full on the date of our first annual meeting of stockholders that occurs following the completion of this offering, subject in each case to the non-employee director’s continued service through such date. With respect to Mr. Durban, the shares will vest in full on the later of (i) June 1, 2021, or (ii) the date of our first annual meeting of stockholders following the completion of this offering, subject to Mr. Durban’s continued service through such date. In addition, in September 2020, our board of directors granted RSUs for 13,884 shares to each of Dr. Campbell and Mr. Visoso which shall vest quarterly over three years, subject to each of their continued service through the applicable vesting dates plus RSUs for 347 shares to each of Dr. Campbell and Mr. Visoso which shall vest in full on the date of our first annual meeting of stockholders that occurs following the completion of this offering, subject in each case to their continued service through such date.

Non-Employee Director Compensation Policy

In August 2020, we adopted a non-employee director compensation policy which will be effective upon the execution of the underwriting agreement related to this offering. Pursuant to this policy, our non-employee directors will be eligible to receive the compensation described below.

Annual Grant and Cash Election

At the close of business on the date of each annual meeting of stockholders that occurs following the completion of this offering, each non-employee director will automatically be granted an RSU award covering the number of shares of our common stock equal to (i) $250,000 minus such non-employee director’s Cash Amount (as defined below), if any, divided by (ii) the closing sales price per share of our common stock on the date of the applicable annual meeting. Each annual grant will fully vest on the earlier of (i) the first anniversary of the applicable grant date and (ii) the date of the first annual meeting following the applicable grant date, subject to the non-employee director’s continuous service through the vesting date.

Non-employee directors may elect to receive up to $50,000 of the value of the annual grant in the form of a cash payment (any such amount that is elected is referred to as the “Cash Amount”).

Retainer Grant

At the close of business on the date of each annual meeting of stockholders that occurs following the completion of this offering, each non-employee director will automatically be granted an RSU award covering the number of shares of our common stock equal to (i) the Total Retainer (as defined below) divided by (ii) the closing sales price per share of our common stock on the date of the applicable annual meeting, rounded down to the nearest whole share. Each retainer grant will fully vest on the earlier of (i) the first anniversary of the applicable grant date and (ii) the date of the first annual meeting following the applicable grant date, subject to the non-employee director’s continuous service through the vesting date.

The “Total Retainer” is the sum of the following retainer fees, as applicable with respect to such non-employee director, measured as of the date of the retainer grant:

Committee Chair:	$25,000
Committee Member:	$10,000
Lead Independent Director:	$25,000

Initial Grant

In addition, under our non-employee director compensation policy each non-employee director elected or appointed to our board of directors after the completion of this offering will automatically,

upon the date of his or her initial election or appointment as a non-employee director (or, if such date is not a business day, the first business day thereafter), be granted an RSU award covering the number of shares of our common stock equal to (i) $400,000 divided by (ii) the closing sales price per share of our common stock on the applicable grant date, rounded down to the nearest whole share. Each initial grant will vest in a series of successive equal quarterly installments over the three-year period measured from the applicable grant date, subject to the non-employee director’s continuous service through each applicable vesting date.

Acceleration

Our non-employee director compensation policy provides that for each non-employee director who remains in continuous service with the company until immediately prior to the closing of a Change in Control (as defined in the 2020 Plan), the shares subject to his or her then-outstanding equity awards that were granted pursuant to the non-employee director compensation policy, as well as any other then-outstanding equity awards then held by such non-employee director, and any Cash Amount elected in lieu of a portion of an annual grant, will become fully vested (and in the case of the Cash Amount, payable) immediately prior to the closing of such Change in Control.

Expenses

We will also continue to reimburse each non-employee director for ordinary, necessary and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in board and committee meetings.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2019, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	John Riccitiello, our President and Chief Executive Officer;

•	Kimberly Jabal, our Senior Vice President and Chief Financial Officer; and

•	Ingrid Lestiyo, our Senior Vice President and General Manager, Operate Solutions.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during the year ended December 31, 2019.

Name	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
John Riccitiello	2019	360,000	7,834,553	255,452	—	8,450,005
President and Chief Executive Officer
Kimberly Jabal(3)	2019	278,096	4,814,539	125,143	11,124	5,228,902
Senior Vice President and Chief Financial Officer
Ingrid Lestiyo	2019	337,726	2,246,785	211,079	11,200	2,806,790
Senior Vice President and General Manager, Operate Solutions

(1)

The amounts disclosed represent the aggregate grant date fair value of stock awards and stock options granted to our named executive officers during 2019 under our 2019 Plan, computed in accordance with ASC Topic 718 without consideration to the probability of achieving any performances. The assumptions used in calculating the grant date fair value of the stock awards and stock options are set forth in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The stock awards do not commence vesting until the effective date of the registration statement of which this prospectus forms a part. See “Outstanding Equity Awards at Fiscal Year End” for additional information.

(2)	Consists of 401(k) employer contributions.
(3)	Ms. Jabal joined our company in March 2019.

Agreements with Our Named Executive Officers

We have entered into offer letters with each of our named executive officers setting forth the terms and conditions of such executive’s employment with us. The offer letters generally provide for at-will employment and set forth the named executive officer’s initial base salary. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

John Riccitiello

In October 2014, we entered into an offer letter agreement with John Riccitiello, our President and Chief Executive Officer. The offer letter originally provided for an annual base salary of $300,000 and an annual cash bonus with a target amount of $100,000 both of which have been increased from time to time by our board of directors. For 2019, Mr. Riccitiello’s annual base salary was $360,000 and his target bonus was 50% of his base salary through February 2019. His target bonus was increased to

75% of his base salary effective March 1, 2019. For 2020, Mr. Riccitiello’s base salary and target bonus remain at $360,000 and 75% of base salary, respectively. His target annual bonus is based upon the achievement of performance metrics established by our board of directors and subject to the terms of any bonus plans. Under the terms of his offer letter, we granted Mr. Riccitiello an option to purchase 8,500,000 shares of common stock with an exercise price of $1.425 per share, which option was fully vested as of December 31, 2018. In March 2017, we granted Mr. Riccitiello an option to purchase 4,000,000 shares of common stock with an exercise price of $4.03, of which 2.5% vested in March 2018, and 32.5% vest annually thereafter. In April 2019, we granted Mr. Riccitiello an option to purchase 1,210,000 shares of common stock with an exercise price of $11.28, vesting in equal portions over four years. If Mr. Riccitiello is terminated without cause or he resigns due to a Constructive Termination (as defined in his offer letter) that is not in connection with a change in control (as that term is defined in his offer letter), then he will be entitled to (i) accrued compensation, (ii) acceleration of 50% of his then unvested equity awards, (iii) a lump sum payment equal to 12 months of his then current base salary and (iv) up to 12 months of health continuation coverage in the form of COBRA premiums or a taxable lump sum. If Mr. Riccitiello is terminated without cause or he resigns due to a Constructive Termination (as defined in his offer letter) following a change in control, he will be entitled to the benefits described above, except that 100% of the then-unvested portion of any outstanding equity awards will vest and he will also be entitled to 100% of his then target bonus amount. The receipt of any severance benefits due under his offer letter, other than accrued compensation, is subject to Mr. Riccitiello’s execution and delivery of a general release of claims. The offer letter provided for an initial four-year term, with automatic renewal for one-year terms thereafter unless either party provides 90 days’ notice prior to the expiration of the term. See the section titled “Certain Relationships and Related Party Transactions—CEO Loan” for additional information regarding our agreements with Mr. Riccitiello.

Kimberly Jabal

In February 2019, we entered into an offer letter agreement with Kimberly Jabal, our Senior Vice President and Chief Financial Officer. The offer letter provides for an annual base salary of $335,000 and for a discretionary bonus of up to 50% of earned salary during the 2019 fiscal year. Ms. Jabal is eligible to receive a discretionary bonus of up to 75% of earned annual salary during the 2020 fiscal year. Under the terms of her offer letter, we granted Ms. Jabal an option to purchase 750,000 shares of common stock with an exercise price of $8.95 per share, of which 25% of the shares vested in March 2020 and the remainder will vest monthly in 36 equal monthly installments thereafter. In August 2020, we entered into a confirmatory offer letter with Ms. Jabal. The confirmatory offer letter has no specific term, provides for at-will employment, and reflects Ms. Jabal’s current annual base salary of $335,000 and target bonus opportunity per year of 75% of her earned annual salary. The confirmatory offer letter also provides that Ms. Jabal is eligible for severance benefits under the terms of our G&A Executive Severance Plan, the terms of which are described below.

Ingrid Lestiyo

In June 2016, we entered into an offer letter agreement with Ingrid Lestiyo to serve as our Vice President, Advertising Product Management. The offer letter originally provided for an annual base salary of $250,000 and an annual bonus of up to $100,000 based on plan achievement (prorated for 2016), both of which have been increased from time to time by our board of directors, including after Ms. Lestiyo’s promotion to Senior Vice President and General Manager, Monetization. As of December 31, 2019, Ms. Lestiyo’s annual base salary was $345,000 and she was eligible to receive a discretionary bonus of up to 50% of earned salary during the 2019 fiscal year that was based on a combination of individual and corporate factors. Ms. Lestiyo is eligible to receive a discretionary bonus of up to 75% of earned annual salary during the 2020 fiscal year that is based on a combination of individual and corporate factors. Under the terms of her offer letter, we granted Ms. Lestiyo an option to purchase 200,000 shares of common stock with an exercise price of $3.69 per share, of which 25% of the shares vested in July 2017 and the remainder vest monthly in 36 equal monthly installments thereafter. In August 2020, we entered into a confirmatory offer letter with Ms. Lestiyo. The confirmatory offer letter has no specific term, provides for at-will employment, and reflects Ms. Lestiyo’s current annual base salary of $345,000 and target bonus opportunity per year of 75% of her earned annual salary. The confirmatory offer letter also provides that Ms. Lestiyo is eligible for severance benefits under the terms of our Senior Executive Severance Plan, the terms of which are described below.

Executive Severance Agreements

Ms. Jabal is a participant in our G&A Executive Severance Plan, which we refer to as our G&A Plan, and Ms. Lestiyo is a participant in our Senior Executive Severance Plan, which we refer to as our Senior Executive Plan. The G&A Plan and the Senior Executive Plan, collectively referred to as our Executive Severance Plans, provides for severance payments and benefits, or severance benefits, in lieu of any severance benefits provided in an employment agreement, offer letter or equity award agreement.

The Executive Severance Plans

The Executive Severance Plans provide that in the event of a termination for any reason, participants will receive any earned but unpaid salary, unpaid expense reimbursements, accrued but unused vacation or leave entitlement, and any vested benefits under any of our employee benefit plans.

In the event of a Qualified Termination Event (as defined in the respective Executive Severance Plan), which is generally a termination other than for cause (as defined in the respective Executive Severance Plan), death or disability, or a resignation for good reason, at any time other than the period beginning three months prior to a change in control (as defined in our 2019 Plan) and ending on the one-year anniversary of a change in control, or the CIC Period, participants that have been employed for at least one year are entitled to the following benefits subject to execution of a separation agreement and release of claims: (i) six months of base salary, (ii) the participant’s annual target bonus in effect immediately prior to termination, pro-rated for the days of service provided in the year of termination, and (iii) a lump sum cash payment equal to the monthly employer contribution that would have been made to provide health insurance to the participant for six months following the date of termination.

In the event of a Qualified Termination Event (as defined in the respective Executive Severance Plan) during a CIC Period, participants that have been employed for at least one year are entitled to the following benefits, subject to execution of a separation agreement and release of claims: (i) 12 months of base salary, (ii) the participant’s annual target bonus in effect immediately prior to termination or, if higher, immediately prior to the change in control, (iii) a lump sum cash payment equal to the monthly employer contribution that would have been made to provide health insurance to the participant for 12 months following the date of termination; and (iv) acceleration of 100% of the then-unvested portion of any option or other equity award as of the later of the date of termination or the change in control.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2019.

			Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
John Riccitiello	3/28/2017	(2)	1,400,000	2,600,000	$4.03	3/27/2027
	4/7/2019	(3)	—	1,210,000	$11.28	4/6/2029
Kimberly Jabal	3/13/2019	(4)	—	750,000	$8.95	3/12/2029
Ingrid Lestiyo	9/28/2016	(5)	170,832	29,168	$3.69	9/27/2026
	3/28/2017	(6)	39,584	110,416	$4.03	3/27/2027
	9/12/2018	(7)	15,625	34,375	$7.34	9/11/2028
	3/13/2019	(8)	—	350,000	$8.95	3/12/2029

(1)	All of the option awards were granted under the 2009 Plan or 2019 Plan and are subject to acceleration of vesting upon certain events.
(2)

2.5% of the shares subject to the option vest on December 31, 2018 and 32.5% of the shares subject to the option vest on each of December 31, 2019, December 31, 2020 and December 31, 2021, subject to continued service through each applicable vesting date.

(3)

25% of the shares subject to the option vest on each of December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023, subject to continued service through each applicable vesting date.

(4)

25% of the shares subject to the option vest on the one-year anniversary of March 4, 2019 and the remaining shares vest in 36 equal monthly installments thereafter, subject to continued service through each applicable vesting date.

(5)

25% of the shares subject to the option vest on the one-year anniversary of July 14, 2016 and the remaining shares vests in 36 equal monthly installments thereafter, subject to continued service through each applicable vesting date.

(6)

Approximately 13% of the shares subject to the option vest on each of December 31, 2018 and December 31, 2019, approximately 27% of the shares subject to the option vest on December 31, 2020 and the remainder of the shares subject to the option vest on December 31, 2021, subject to continued service through each applicable vesting date.

(7)	The shares subject to the option vest in 48 equal monthly installments beginning on the one-month anniversary of September 12, 2018, subject to continued service through each applicable vesting date.
(8)

Approximately 14% of the shares subject to the option vest on December 31, 2020 and approximately 28.5% vest on each of December 31, 2021, December 31, 2022 and December 31, 2023, subject to continued service through each applicable vesting date.

In June 2020, we granted Mr. Riccittiello an option to purchase 875,000 shares of our common stock at an exercise price of $19.62 per share, which was the fair market value of our common stock on the date of grant. 20% of the shares subject to the option vest on the second anniversary of the vesting commencement date, 20% vest on the third anniversary, 30% vest on the fourth anniversary and 30% on the fifth anniversary. In addition, in June 2020, we granted Mr. Riccittiello 437,500 restricted stock units. 20% of the restricted stock units vest on the second anniversary of the vesting commencement date, 20% vest on the third anniversary, 30% vest on the fourth anniversary and 30% on the fifth anniversary.

In March 2020, we granted Ms. Jabal an option to purchase 62,500 shares of our common stock at an exercise price of $17.67 per share, which was the fair market value of our common stock on the date of grant. 30% of the shares subject to the option vest on the first anniversary of the vesting commencement date, 30% vest on the second anniversary, and 40% vest on the third anniversary. In addition, in March 2020, we granted Ms. Jabal 31,250 restricted stock units. 30% of the restricted stock units vest on the first anniversary of the vesting commencement date, 30% vest on the second anniversary, and 40% vest on the third anniversary.

In March 2020, we granted Ms. Lestiyo an option to purchase 156,250 shares of our common stock at an exercise price of $17.67 per share, which was the fair market value of our common stock on the date of grant. 30% of the shares subject to the option vest on the first anniversary of the vesting commencement date, 30% vest on the second anniversary, and 40% vest on the third anniversary. In addition, in March 2020, we granted Ms. Lestiyo 78,125 restricted stock units. 30% of the restricted stock units vest on the first anniversary of the vesting commencement date, 30% vest on the second anniversary, and 40% vest on the third anniversary.

Cash Incentive Bonus Plan

We have adopted a Cash Incentive Bonus Plan for our executive officers and other eligible employees. Each participant is eligible to receive cash bonuses based on the achievement of certain performance goals, as determined in the sole discretion of the compensation committee of our board of directors. Each participant’s target award may be a percentage of a participant’s annual base salary as of the beginning or end of a performance period or a fixed dollar amount. To be eligible to earn a bonus under the Cash Incentive Bonus Plan, a participant must be employed by us on the date the bonus is paid.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

Employee 401(k) Plan

U.S. full-time employees qualify for participation in our 401(k) plan, which is intended to qualify as a tax-qualified defined contribution plan under the Internal Revenue Code. Our 401(k) plan provides for a safe harbor employer matching contribution equal to 100% of the first three percent of eligible compensation and 50% of the next two percent of eligible compensation contributed to the plan by an employee. For the years ended December 31, 2018 and 2019, we contributed and expensed $4.0 million and $5.9 million, respectively, to the plan.

Non-U.S. Defined Contribution Pension Plan

For employees outside the United States, we contribute to a defined contribution pension plan. We contribute up to 10% of total salary into the plan annually when employees contribute to the plan. For the years ended December 31, 2018 and 2019, we contributed and expensed $6.0 million and $7.1 million, respectively, to the plan.

Employee Benefit and Stock Plans

Our board of directors adopted our 2020 Plan in August 2020, which will become effective upon the execution and delivery of the underwriting agreement related to this offering, and such 2020 Plan will supersede and replace our 2019 Plan. After our 2020 Plan becomes effective, no further stock awards will be granted under our 2019 Plan.

2020 Equity Incentive Plan

Our board of directors adopted our 2020 Plan in August 2020, and our stockholders approved our 2020 Plan in September 2020 prior to the completion of this offering. Our 2020 Plan is a successor to and continuation of our 2019 Plan. Our 2020 Plan will become effective at the time of the execution of the underwriting agreement related to this offering. Our 2020 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2020 Plan prior to its effectiveness. Once our 2020 Plan is effective, no further grants will be made under our 2019 Plan.

Awards.    Our 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed 83,624,892 shares of our common stock, which is the sum of (1) 26,440,457 new shares, plus (2) an additional number of shares not to exceed 57,184,435, consisting of (A) shares that remain available for the issuance of awards under our 2019 Plan as of immediately prior to the time our 2020 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2019 Plan that, on or after the date our 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1st of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to (i) 5% of the total number of shares of our common stock outstanding on December 31st of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1st. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2020 Plan is 250,874,676 shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under our 2020 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under our 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under our 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2020 Plan permits the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value; provided that such amount will increase to $1,000,000 for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under our 2020 Plan in the event of a corporate transaction (as defined in our 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under our 2020 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out, or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in Control.    Awards granted under our 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in our 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2020 Employee Stock Purchase Plan

Our board of directors adopted our 2020 ESPP in August 2020, and our stockholders approved our 2020 ESPP in September 2020.

Share Reserve.     The maximum number of shares of our common stock that may be issued under our 2020 ESPP is 5,288,091 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2020 ESPP will automatically increase on January 1st of each year, beginning on January 1, 2021 and continuing through and including January 1, 2030, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (2) 10,576,183 shares of our common stock, or (3) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2020 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2020 ESPP.

Administration.     Our board of directors, or a duly authorized committee thereof, will administer our 2020 ESPP. Our board of directors has delegated its authority to administer our 2020 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations.     Our employees, including executive officers, and the employees of any of our designated affiliates, will be eligible to participate in our 2020 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2020 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2020 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2020 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2020 ESPP.

A participant may not transfer purchase rights under our 2020 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our 2020 ESPP.

Payroll Deductions.     Our 2020 ESPP permits participants to purchase shares of our common stock through payroll deductions of up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions.     In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.     Our board of directors has the authority to amend, suspend, or terminate our 2020 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our 2020 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our 2020 ESPP.

2019 Stock Plan

Our board of directors adopted our 2019 Plan in September 2019, and our stockholders approved our 2019 Plan in March 2020. As of June 30, 2020, there were 5,046,956 shares of common stock remaining available for the future grant of stock awards under our 2019 Plan. As of June 30, 2020, stock options covering 15,357,119 shares of our common stock were outstanding. We expect that any shares remaining available for issuance under our 2019 Plan at the time of this offering will become available for issuance under our 2020 Plan.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under our 2019 Plan will not exceed the sum of (a) 13,000,000 shares, plus (b) 6,831,707 shares remaining available for grant under the 2009 Plan, plus (c) any Returning Shares (as defined in the 2019 Plan) from the 2009 Plan which become available for grant under the 2019 Plan from time to time, up to a maximum of 40,119,200 Returning Shares from the 2009 Plan. In addition, any shares subject to stock awards that expire or terminate prior to exercise or are otherwise terminated, surrendered or cancelled, and any shares that are withheld to satisfy tax withholding obligations with respect to a stock award or the exercise price of an option, will thereafter be available for issuance under our 2019 Plan. The maximum number of shares that may be issued pursuant to the exercise of ISOs may not exceed the sum of items (a), (b), and (c).

Stock Awards.    Our 2019 Plan provides for the grant of ISOs to our employees and employees of certain of our subsidiary companies and parent company only, and for the grant of NSOs, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance awards, and other stock-based awards to such employees, our directors, and to consultants engaged by us or any of our subsidiary companies.

Options.    Our 2019 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code, as amended, and (ii) NSOs to purchase shares of our common stock, each at a per share exercise price at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant.

Unless otherwise determined by the administrator, options generally vest over a designated period of time subject to continued service, and will cease to vest on the date a participant terminates his or her service with us. Options granted under the 2019 Plan generally may be exercised, to the extent vested as of the date of termination, for a period of three months after the termination of the optionee’s service, for a period of six months in the case of death or disability, or such longer or shorter period as the administrator may provide in an award agreement, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon an optionee’s termination of employment for cause.

The maximum permitted term of options granted under our 2019 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Units (RSUs).    RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to continued service and/or the achievement of performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU shares of our common stock, cash, or a combination of our common stock and cash. RSUs generally are subject to a service-based vesting condition and a liquidity vesting condition. The sale of our common stock pursuant to our initial public offering would satisfy the liquidity vesting condition; provided, a participant would still have to have satisfied the service-based vesting condition for any RSUs to vest upon our initial public offering.

Plan Administration.    Our board of directors administers and interprets the provisions of our 2019 Plan. The board of directors may delegate its authority to a committee of the board. The plan administrator may additionally delegate limited authority to specified officers to grant awards. Under our 2019 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value, the terms and provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret our 2019 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of our 2019 Plan; accelerate continue, extend or defer the vesting of awards; determine whether awards will be settled in cash or shares; and with the consent of materially impacted participants, (i) reduce the exercise price of any outstanding option or stock appreciation right; (ii) cancel, surrender or exchange any outstanding option or stock appreciation right and the grant in substitution therefor of cash, the same type of award or a different award (or combination thereof) covering the same or a different number of shares and/or other valuable consideration, or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Changes to Capital Structure.    In the event of any change in our common stock effected without receipt of consideration by our company, whether through merger, consolidation, reorganization, reclassification, reincorporation, recapitalization, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of our company, or in the event of payment of a dividend or distribution to our stockholders in a form other than common stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the 2019 Plan, including Returning Shares, and to any outstanding awards, in the ISO share limit.

Eligibility.    Employees, consultants and directors are eligible to participate in our 2019 Plan, although, a grant of ISOs may only be made to a person who, on the effective date of the grant, is an employee or an employee of a parent corporation or a subsidiary corporation.

Change in Control.    Upon the occurrence of a Change in Control (as defined in our 2019 Plan), our board of directors may provide for any one or more of the following without the participant’s consent: (i) the assumption or continuation of the outstanding awards by the surviving corporation or its parent; (ii) the substitution by the surviving corporation or its parent of new awards with substantially equivalent awards for the outstanding awards; (iii) the full or partial acceleration of exercisability or vesting or lapse of awards; or (iv) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable, if approved by our board of directors) in cash, our common stock or that of the successor entity, or other property of equal fair market value as determined in accordance with the 2019 Plan and which payments may be deferred until the date or dates the award would have become exercisable or vested. A Change in Control under the 2019 Plan is generally defined as one or a series of ownership change events in which our stockholders prior to the transaction do not retain direct or indirect beneficial ownership of more than 50% of the voting power of all of our outstanding securities or a liquidation or dissolution of our company.

Plan Amendment or Termination.    The board of directors may at any time amend or terminate our 2019 Plan. Certain amendments, or the termination of our 2019 Plan may require the consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. As discussed above, no new awards will be granted under our 2019 Plan following the closing of this offering.

2009 Stock Plan

Our board of directors adopted our 2009 Plan in September 2009, and our stockholders approved our 2009 Plan in September 2009, as has been amended from time to time. The 2009 Plan was terminated in September 2019, and accordingly, no shares of common stock remain available for the future grant of stock awards under our 2009 Plan. However, any outstanding awards granted under the 2009 Plan remain outstanding, subject to the terms of our 2009 Plan and award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms. As of June 30, 2020, stock options covering 37,745,715 shares of our common stock were outstanding under the 2009 Plan.

Stock Awards.    Our 2009 Plan provided for the grant of ISOs to our employees, and for the grant of NSOs, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, restricted stock units, performance awards, and other stock-based awards to such employees, our directors, and to consultants engaged by us or any of our subsidiary companies.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of common stock that could have been issued pursuant to stock awards under our 2009 Plan could not exceed 76,875,122.

Plan Administration.    Our board of directors administers and interprets the provisions of our 2009 Plan. The board of directors may delegate its authority to a committee of the board. The plan administrator may additionally delegate limited authority to specified officers to grant awards. Under our 2009 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret our 2009 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of our 2009 Plan; and accelerate the vesting of awards.

Changes to Capital Structure.    In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, reclassification, reincorporation, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares, or other change in our corporate structure having a material effect on the fair market value of our shares, the plan administrator will adjust the number and class of shares that may be delivered under our 2009 Plan and/or the number, class, and the exercise or purchase price of shares covered by each outstanding award.

Eligibility.    Employees, consultants and directors were eligible to participate in our 2009 Plan, although, a grant of ISOs could only have been made to a person who, on the effective date of the grant, was an employee.

Change in Control.    Upon the occurrence of a change in control (as defined in our 2009 Plan), awards will terminate unless provision is made for their continuation or assumption. In the event of such termination, the holders of stock options and other awards under our 2009 Plan will still be able, before the change in control, to exercise or convert all portions of such stock options or other awards under the Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control. Any award not assumed or continued nor exercised as of the time of consummation of the change in control will terminate and cease to be outstanding effective as of the time of consummation of the change in control. Notwithstanding any other provision of our 2009 Plan to the contrary, in the event of a change in control, the administrator may, in its sole discretion, take such actions as it deems appropriate to provide for the full or partial acceleration of the exercisability and/or vesting of any or all stock options or other awards or cancel awards in exchange for a payment with respect to each vested share.

Plan Amendment or Termination.    The plan administrator may at any time amend, suspend, or terminate our 2009 Plan. Certain amendments, or the suspension or termination of our 2009 Plan may require the consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. As discussed above, no new awards will be granted under our 2009 Plan.

Limitations of Liability and Indemnification Matters

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that this amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Series D Preferred Stock Financing

In June 2017, we sold an aggregate of 21,739,130 shares of our convertible Series D preferred stock at a purchase price of $11.50 per share, for an aggregate purchase price of approximately $250.0 million. The following table summarizes purchases of our convertible Series D preferred stock by related persons:

Stockholder	Shares of Convertible Series D Preferred Stock	Total Convertible Series D Preferred Stock Purchase Price
Entities affiliated with Silver Lake(1)	21,739,130	$249,999,995

(1)

Entities affiliated with Silver Lake holding our securities whose shares are aggregated for purposes of reporting share ownership information are Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV (Delaware II), L.P., and SLP Union Aggregator, L.P. These entities beneficially own more than 5% of our outstanding capital stock and Egon Durban, a member of our board of directors, is Co-CEO and a Managing Partner of Silver Lake.

2017 Tender Offer

In July 2017, we sold an aggregate of 10,739,210 shares of our common stock to an entity affiliated with Silver Lake, a holder of greater than 5% of our capital stock with whom our director Egon Durban is affiliated, at a purchase price of $10.35 per share, for an aggregate purchase price of approximately $111.2 million, with the proceeds to be used by us to repurchase shares of our common stock. Subsequently, in July 2017, we used a portion of the proceeds from this sale to repurchase an aggregate of 2,851,328 shares of our common stock from our executive officers Brett Bibby, our Senior Vice President and Chief Product Officer, Clive Downie, our Senior Vice President and Chief Marketing Officer, and Ralph Hauwert, our Senior Vice President, Research and Development, as well as Foobar Technologies ApS, an affiliate of our director David Helgason, and JA Technologies ApS, an affiliate of our then-director Joachim Ante, at a price of $10.35 per share, resulting in aggregate proceeds of approximately $29.5 million to such related parties.

Series D-1 Preferred Stock Financing

In June 2018, we sold an aggregate of 12,003,311 shares of our convertible Series D-1 preferred stock at a purchase price of $12.08 per share, for an aggregate purchase price of approximately

$145.0 million. The following table summarizes purchases of our convertible Series D-1 preferred stock by related persons:

Stockholder	Shares of Convertible Series D-1 Preferred Stock	Total Convertible Series D-1 Preferred Stock Purchase Price
Entities affiliated with DFJ(1)	2,340,232	$28,270,003
Entities affiliated with Sequoia Capital(2)	5,730,132	$69,219,995
Entities affiliated with Silver Lake(3)	3,932,947	$47,509,999

(1)

Entities affiliated with DFJ holding our securities whose shares are aggregated for purposes of reporting share ownership information are DFJ Growth 2013 Parallel Fund, LLC, DFJ Growth 2013, L.P., DFJ Growth III Parallel Fund, LLC, DFJ Growth III, L.P., DFJ Growth Unity Investors, L.P. Barry Schuler, a member of our board of directors, is a Partner at DFJ.

(2)

Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund, LP, Sequoia Capital Global Growth Principals Fund, LP, Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital XII, Sequoia Capital XII Principals Fund and Sequoia Technology Partners XII. These entities beneficially own more than 5% of our outstanding capital stock and Roelof Botha, a member of our board of directors, is a Partner at Sequoia Capital.

(3)

Entities affiliated with Silver Lake with holding our securities whose shares are aggregated for purposes of reporting share ownership information are Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV (Delaware II), L.P., and SLP Union Aggregator, L.P. These entities beneficially own more than 5% of our outstanding capital stock and Egon Durban, a member of our board of directors, is Co-CEO and a Managing Partner of Silver Lake.

2019 Tender Offer

In July and September 2019, we sold shares of our common stock to unrelated third parties with the proceeds to be used by us to repurchase shares of our common stock. In September 2019, we used a portion of the proceeds from these sales to repurchase an aggregate of 3,399,297 shares of our common stock from our executive officers Clive Downie, our Senior Vice President and Chief Marketing Officer, Ralph Hauwert, our Senior Vice President, Research and Development, Ruth Ann Keene, our Senior Vice President, Chief Legal Officer and General Counsel and Corporate Secretary, and Dave Rhodes, our Senior Vice President and General Manager, Unity Create Solutions, as well as Foobar Technologies ApS, an affiliate of our director David Helgason, JA Technologies ApS, an affiliate of our then-director Joachim Ante, and an affiliate of our then-director Raymond Yang, at a price of $20.00 per share, resulting in aggregate proceeds of approximately $68.0 million to such related parties.

Separation Agreement

In November 2019, we entered into a separation agreement with our former Chief People Officer, who is engaged to John Riccitiello, our President and Chief Executive Officer and a member of our board of directors. Our board of directors (excluding Mr. Riccitiello) approved the agreement providing for payment of her earned bonus, payment for coverage under COBRA or applicable state law until December 2020, a standard release of claims against us and vesting acceleration in full and an extension of the exercise period of her outstanding equity awards. We recognized a one-time charge of approximately $13.5 million, which related to stock-based compensation expense, in the year ended December 31, 2019 related to this agreement.

Series E Preferred Stock and Common Stock Financing

From May 2019 through April 2020, we sold an aggregate of 12,500,000 shares of our convertible Series E preferred stock at a purchase price of $22.00 per share, for an aggregate purchase price of

$275.0 million, and an aggregate of 5,000,000 shares of our common stock at a purchase price of $20.00 per share, for an aggregate purchase price of $100.0 million. The following table summarizes purchases of our convertible Series E preferred stock by related persons:

Stockholder	Shares of Convertible Series E Preferred Stock	Total Convertible Series E Preferred Stock Purchase Price	Shares of Common Stock	Total Common Stock Purchase Price
Entities affiliated with DFJ(1)	519,687	$11,433,114	—	$—
Entities affiliated with Sequoia Capital(2)	4,351,309	$95,728,798	555,556	$11,111,120
Entities affiliated with Silver Lake(3)	3,209,812	$70,615,864	555,555	$11,111,100

(1)

Entities affiliated with DFJ holding our securities whose shares are aggregated for purposes of reporting share ownership information are DFJ Growth 2013 Parallel Fund, LLC, DFJ Growth 2013, L.P., DFJ Growth III Parallel Fund, LLC, DFJ Growth III, L.P., DFJ Growth Unity Investors, L.P. Barry Schuler, a member of our board of directors, is a Partner at DFJ.

(2)

Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund, LP, Sequoia Capital Global Growth Principals Fund, LP, Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital XII, Sequoia Capital XII Principals Fund and Sequoia Technology Partners XII. These entities beneficially own more than 5% of our outstanding capital stock and Roelof Botha, a member of our board of directors, is a Partner at Sequoia Capital.

(3)

Entities affiliated with Silver Lake holding our securities whose shares are aggregated for purposes of reporting share ownership information are Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV (Delaware II), L.P., and SLP Union Aggregator, L.P. These entities beneficially own more than 5% of our outstanding capital stock and Egon Durban, a member of our board of directors, is Co-CEO and a Managing Partner of Silver Lake.

Common Stock Financing

In December 2019 and January 2020, we sold an aggregate of 4,726,732 shares of our common stock at purchase prices ranging from of $22.00 per share to $24.10 per share, for an aggregate purchase price of approximately $104.3 million, which we may use to repurchase shares of our common stock. The following table summarizes purchases of our common stock by related persons:

Stockholder	Shares of Common Stock	Total Common Stock Purchase Price
Entities affiliated with Sequoia Capital(1)	2,791,686	$61,612,253
Entities affiliated with Silver Lake(2)	1,935,046	$42,706,287

(1)

Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., Sequoia Capital Global Growth Fund, LP, Sequoia Capital Global Growth Principals Fund, LP, Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital XII, Sequoia Capital XII Principals Fund and Sequoia Technology Partners XII. These entities beneficially own more than 5% of our outstanding capital stock and Roelof Botha, a member of our board of directors, is a Partner at Sequoia Capital.

(2)

Entities affiliated with Silver Lake with holding our securities whose shares are aggregated for purposes of reporting share ownership information are Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV (Delaware II), L.P., and SLP Union Aggregator, L.P. These entities beneficially own more than 5% of our outstanding capital stock and Egon Durban, a member of our board of directors, is Co-CEO and a Managing Partner of Silver Lake.

CEO Loan

In December 2014, we loaned John Riccitiello, our President and Chief Executive Officer and a member of our board of directors, $12,112,500 with interest at 1.72%, compounded annually. The loan was made pursuant to a secured partial recourse promissory note, which was amended and restated in

October 2016, and was secured by a pledge of 5,656,928 shares held by Mr. Riccitiello and his personal guarantee of 51% of the original principal. The outstanding principal and outstanding interest of approximately $8.9 million was fully repaid to us in June 2020, at which time we terminated the secured partial recourse promissory note.

Consulting Agreement with Foobar Technologies ApS

In January 2017, we entered into a consulting agreement with Foobar Technologies ApS, an entity affiliated with David Helgason, a member of our board of directors, pursuant to which Mr. Helgason provided services to us. Pursuant to this agreement, we paid Foobar Technologies ApS $105,858, $140,108 and $127,606 in 2017, 2018 and 2019, respectively. The consulting agreement was terminated in 2019.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement, or IRA, with certain holders of our capital stock, including entities affiliated with Sequoia Capital, DFJ, and Silver Lake, which each hold greater than 5% of our outstanding capital stock, as well as other holders of our convertible preferred stock. The IRA provides the certain holders of our convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides certain of these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreements

We are party to voting agreements under which certain holders of our capital stock, including our President, Chief Executive Officer and director, Mr. Riccitiello, entities affiliated with our directors Messrs. Ante and Helgason, entities affiliated with Sequoia Capital, entities affiliated with DFJ, and entities affiliated with Silver Lake, which each hold greater than 5% of our outstanding capital stock, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. These agreements will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including our President, Chief Executive Officer and director, Mr. Riccitiello, entities affiliated with Messrs. Ante and Helgason, entities affiliated with Sequoia Capital, entities affiliated with DFJ, and entities affiliated with Silver Lake, which each hold greater than 5% of our outstanding capital stock, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. This right will terminate upon the completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2020, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 238,366,733 shares of common stock outstanding as of June 30, 2020, assuming the automatic conversion of 102,717,396 shares of our convertible preferred stock as of June 30, 2020 into an equal number shares of our common stock. Applicable percentage ownership after the offering is based on 263,366,733 shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of June 30, 2020 or issuable pursuant to RSUs that vest within 60 days of June 30, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Unity Software Inc., 30 3rd Street, San Francisco, California 94103.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
	Shares	%	Shares	%
5% Stockholders
Entities affiliated with Sequoia Capital(1)	57,456,069	24.1	57,456,069	21.8
Entities affiliated with Silver Lake(2)	43,304,557	18.2	43,304,557	16.4
JA Technologies ApS(3)	19,087,000	8.0	19,087,000	7.2
Entities affiliated with D1 Capital Partners Master LP(4)	12,566,567	5.3	12,566,567	4.8
Directors and Named Executive Officers
John Riccitiello(5)	8,278,649	3.4	8,278,649	3.1
Kimberly Jabal(6)	265,625	*	265,625	*
Ingrid Lestiyo(6)	263,542	*	263,542	*
Roelof Botha(7)	13,991,048	5.9	13,991,048	5.3
Mary Schmidt Campbell	—	*	—	*
Egon Durban	—	*	—	*
David Helgason(8)	10,427,500	4.4	10,427,500	4.0
Alyssa Henry(6)	52,708	*	52,708	*
Barry Schuler(9)	8,727,871	3.7	8,727,871	3.3
Robynne Sisco(6)	119,166	*	119,166	*
Luis Felipe Visoso	—	*	—	*
All directors and executive officers as a group(10) (16 persons)	44,970,960	18.4	44,970,960	16.7

*	Represents beneficial ownership of less than 1%.
(1)

Consists of: (i) 21,410,700 shares of common stock held of record by Sequoia Capital XII, L.P. (XII); (ii) 2,288,320 shares of common stock held of record by Sequoia Capital XII Principals Fund, LLC (XII PF); (iii) 801,160 shares of common stock held of record by Sequoia Technology Partners XII, L.P. (STP XII); (iv) 6,016,318 shares of common stock held of record by Sequoia Capital U.S. Growth Fund VI, L.P. (GFVI); (v) 301,354 shares of common stock held of record by Sequoia Capital U.S. Growth VI Principals Fund, L.P. (GFVI PF); (vi) 12,290,518 shares of common stock held of record by Sequoia Capital Global Growth Fund, LP (GGF); (vii) 356,651 shares of common stock held of record by Sequoia Capital Global Growth Principals Fund, LP (GGF PF); and (viii) 13,991,048 shares of common stock held of record by Sequoia Capital Global Growth Fund III – Endurance Partners, L.P. (GGF III).

SC XII Management, LLC is the general partner of each of XII and STP XII, and the managing member of XII PF. As a result, and by virtue of the relationships described in this footnote, SC XII Management, LLC maybe deemed to share beneficial ownership of the shares held by XII, XII PF, and STP XII (collectively, the XII funds).

SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of GFVI and GFVI PF (collectively, the GFVI Funds); (ii) the general partner of SCGGF Management, L.P., which is the general partner of each of GGF and GGF PF (collectively, the GGF Funds); and (iii) the general partner of SCGGF III – Endurance Partners Management, L.P., which is the general partner of GGF III. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the GFVI Funds, the GGF Funds, and GGF III.

The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the XII Funds and the GFVI Funds include Roelof Botha, one of our directors. In addition, the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GGF Funds are Douglas M. Leone and James J. Goetz, and the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to GGF III are Douglas M. Leone and Roelof Botha. As a result, and by virtue of the relationships described in this paragraph, each such person may be deemed to share voting and dispositive power with respect to the shares held by the XII Funds, the GFVI Funds, the GGF Funds, and GGF III, as applicable. Mr. Botha expressly disclaims beneficial ownership of the shares held by the Sequoia Capital entities, other than those held by GGF III.

The address for each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(2)

Consists of (i) 28,356,238 shares held of record by Silver Lake Partners IV, L.P., (ii) 525,651 shares held of record by Silver Lake Technology Investors IV (Delaware II), L.P., and (iii) 14,422,668 shares held of record by SLP Union Aggregator, L.P., the general partner of which is SLP Union GP, L.L.C. Silver Lake Technology Associates IV, L.P. is the general partner of

Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV (Delaware II), L.P. and the managing member of SLP Union GP, L.L.C. The general partner of Silver Lake Technology Associates IV, L.P. is SLTA IV (GP), L.L.C., the managing member of which is Silver Lake Group, L.L.C. The managing partners of Silver Lake Group, L.L.C. are Michael Bingle, Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. The address of each of the entities named above is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(3)

Consists of 19,087,000 shares held by JA Technologies ApS. Mr. Ante, a former member of our board of directors, is the sole shareholder of JA Technologies ApS and has sole voting, investment and dispositive power with respect to the shares held by JA Technologies ApS. The address for JA Technologies ApS is Islands Brygge 95, Copenhagen 2300, Denmark. Subsequent to June 30, 2020, the shares held by JA Technologies ApS were transferred to JA Technologies III ApS. Mr. Ante retains sole voting, investment and dispositive power with respect to the shares. The address for JA Technologies III ApS is Stockholmsgade 45, 2100 Copenhagen Ø, Denmark.

(4)

Consists of 1,400,000 shares of common stock held by D1 Capital Partners Master LP and 11,166,567 shares of common stock held by D1 Master HoldCo I LLC, a wholly-owned subsidiary of D1 Capital Partners Master LP. D1 Capital Partners L.P. is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP, and may be deemed to beneficially own the shares of common stock held by D1 Capital Partners Master LP and D1 Master HoldCo I LLC. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the shares of common stock held by D1 Capital Partners Master LP and D1 Master HoldCo I LLC. The business address of each of D1 Capital Partners Master LP, D1 Master HoldCo I LLC, D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, 36th Floor, New York, New York 10019.

(5)

Consists of (i) 5,383,732 shares held of record by John Riccitiello, (ii) 1,400,000 shares subject to options that are exercisable within 60 days of June 30, 2020, all of which are vested as of such date and (iii) 1,494,917 shares subject to options that are exercisable within 60 days of June 30, 2020, all of which are vested as of such date held by Mr. Riccitiello’s fiancé. Excludes 481,224 shares held of record by a third party over which Mr. Riccitiello shares voting power (but does not have sole or shared dispositive power) pursuant to an agreement under which Mr. Riccitiello has been granted a proxy to vote such shares. Mr. Riccitiello’s ability to vote the shares thereunder will terminate upon the completion of this offering. In June 2020, Mr. Riccitiello and his fiancée sold an aggregate of 1,421,500 shares of our common stock at prices ranging from $27.50 to $31.00 to certain new and existing stockholders for aggregate proceeds of $39.2 million.

(6)	Represents shares subject to options that are exercisable within 60 days of June 30, 2020, all of which are vested as of such date.
(7)

Consists of the shares held by GGF III (as defined above) listed in footnote (1) above. Mr. Botha, a member of our board of directors may be deemed to have shared voting, investment and dispositive power with respect to the shares held by GGF III.

(8)

Consists of 10,427,500 shares held by Foobar Technologies ApS of which Mr. Helgason is the sole shareholder and has sole voting, investment and dispositive power with respect to the shares held by Foobar Technologies ApS. Subsequent to June 30, 2020, the shares held by Foobar Technologies ApS were transferred to Foobar Technologies V ApS. Mr. Helgason retains sole voting, investment and dispositive power with respect to the shares. The address for Foobar Technologies V ApS is Ehlersvej 25, 2900 Hellerup, Denmark.

(9)

Consists of 4,522,722 shares held by DFJ Growth 2013, L.P., 253,119 shares held by DFJ Growth 2013 Parallel Fund, LLC, 2,153,381 shares held by DFJ Growth III, L.P., 106,199 shares held by DFJ Growth III Parallel Fund, LLC and 1,692,450 shares held by DFJ Growth Unity Investors, L.P. Mr. Schuler, a member of our board of directors, John Fisher, Randall Glein and Mark Bailey are members of the general partner of DFJ Growth 2013, L.P., DFJ Growth Unity Investors, L.P., DFJ Growth III, L.P. and DFJ Growth 2013 Parallel Fund, LLC (the DFJ Funds) and have shared voting, investment and dispositive power with respect to the shares held by the DFJ Funds.

(10)

Consists of (i) 38,530,151 shares beneficially owned by our current executive officers and directors, and (ii) 6,440,809 shares subject to options exercisable within 60 days of June 30, 2020, all of which are vested as of such date.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the completion of this offering, the investor rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Upon the closing of this offering, our authorized capital stock will consist of 1,100,000,000 shares, all with a par value of $0.000005 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of June 30, 2020, we had 135,649,337 shares of common stock and 102,717,396 shares of convertible preferred stock outstanding. After giving effect to the conversion of all outstanding shares of convertible preferred stock outstanding as of June 30, 2020 into shares of common stock immediately upon the closing of this offering, there would have been 238,366,733 shares of common stock outstanding on June 30, 2020 held by 782 stockholders of record.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the NYSE. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of June 30, 2020, there were 102,717,396 shares of convertible preferred stock outstanding. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will convert into one share of common stock. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2020, we had outstanding options under our equity compensation plans to purchase an aggregate of 46,217,478 shares of our common stock, with a weighted-average exercise price of $7.23 per share.

Restricted Stock Units

As of June 30, 2020, we had outstanding 6,885,356 shares of our common stock subject to RSUs under our 2019 Plan.

Registration Rights

We are party to an amended and restated investor rights agreement that provides that certain holders of our convertible preferred stock and certain holders of our common stock, have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the closing of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of 102,717,396 shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover 25% of such shares or such less amount as would have an anticipated aggregate offering price of at least $15.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 102,717,396 shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering, and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing, and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us pursuant to a stock option, stock purchase or similar benefit plan, (ii) an SEC Rule 145 transaction, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 102,717,396 shares of common stock will be entitled to certain Form S-3 registration rights. At any time beginning 181 days after the effective date of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal or exceed $5.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Composition of our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

Our common stock is currently not listed on any securities exchange. Our common stock has been approved for listing on the NYSE under the symbol “U”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock has been approved for listing on the NYSE, we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of June 30, 2020 and assuming (i) the issuance of 25,000,000 shares of common stock in this offering, (ii) the automatic conversion of 102,717,396 shares of our convertible preferred stock outstanding as of June 30, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering, (iii) no exercise of the outstanding options or settlement of the RSUs outstanding as of June 30, 2020, (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (v) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately 263,366,733 shares of common stock.

Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. Substantially all of these shares will be subject to a lock-up period under the lock-up agreements and market stand-off agreements described below.

As a result of these agreements and the provisions of our investor rights agreement, or IRA, described below and subject to the provisions of Rule 144 and Rule 701, shares of our common stock sold in this offering or subject to lock-up agreements and market stand-off agreements will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market;

•

beginning at the commencement of trading on the first trading day on which our common stock is traded on the NYSE through September 30, 2020, 5,924,867 shares (including 2,087,228 shares issuable upon exercise of vested options) will be eligible for sale in the public market as set forth in the section titled “— Lock-Up Agreements”;

•

beginning at the opening of trading on the second trading day after we announce earnings for the quarter ending September 30, 2020 through December 15, 2020, 3,149,105 shares that are issuable upon exercise of vested options will be eligible for sale in the public market as set forth in the section titled “— Lock-Up Agreements”; and

•

beginning on the earlier of (i) the opening of trading on the second trading day immediately following our release of earnings for the quarter ending December 31, 2020 and (ii) the 181st day after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter.

In addition, after this offering, up to 53,102,834 shares of our common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs as of June 30, 2020, and 88,912,983 shares of our common stock are available for future issuance under our 2020 Plan and our 2020 ESPP.

Lock-Up Agreements

We and all of our directors and executive officers, and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock, have agreed, or will agree, with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, subject to earlier termination commencing on the opening of trading on the second trading day immediately following our release of earnings for the quarter ending December 31, 2020, we and they will not, and will not cause or direct any of our or their respective affiliates, without the prior written consent of Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, directly or indirectly, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, including without limitation any such shares or derivative instruments, now owned or hereafter acquired by the holder, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in (i); provided that:

•

up to 15% of the shares (including shares issuable upon exercise of vested options) held by employees and former employees (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the first trading day on which our common stock is traded on the NYSE through September 30, 2020, which we refer to as the first release period; and

•

up to 15% of the shares issuable upon exercise of vested options held by employees, former employees, directors and officers may be sold beginning at the opening of trading on the second trading day after we announce earnings for the quarter ending September 30, 2020 through December 15, 2020, which we refer to as the second release period.

The number of shares eligible for early release in the first release period equals 5,924,867 shares, including 2,087,228 shares issuable upon exercise of vested options. The number of shares eligible for early release in the second release period equals 3,149,105 shares (all of which are issuable upon exercise of vested options). During the second release period, individuals subject to the lockup may not sell more than the shares eligible to be sold in the second release period, even if they do not sell all of the shares they are eligible to sell in the first release period.

In addition to the restrictions contained in the lock-up agreements described above, our standard form of option agreement and our standard form of RSU agreement contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 2,633,667 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and RSUs and common stock issued or issuable under our 2020 Plan and our 2019 Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of June 30, 2020, holders of up to 102,717,396 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as partnerships, pass-throughs or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	“regulated investment companies”;

•	“real estate investment trusts”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons deemed to sell our common stock pursuant to the constructive sale provisions of the Code;

•	persons that own, or have owned, actually or constructively, more than 5% of our outstanding common stock;

•	persons who acquire our common stock through the exercise of a compensatory option or otherwise as compensation;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or a straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS, INCLUDING ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes, will constitute a return of capital, and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock, and will be treated as described under the section titled “Gain On Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to the withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien an individual who is present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although we cannot assure you we will not in the future become a USRPHC. Even if we became a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange, or other taxable disposition of our common stock by reason of our status as an USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such non-U.S. holder does not own and is not deemed to own (directly, indirectly, or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a USRPHC and our common stock is not regularly traded on an established securities market, such non-U.S. holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Dividends paid by us (or our paying agents) to a non-U.S. holder may also be subject to U.S. federal backup withholding, currently imposed at a rate of 24% rate. Backup withholding generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI or otherwise establishes an exemption. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Proceeds from the sale or other disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding unless the non-U.S. holder certifies to the withholding agent under penalties of perjury as to, among other things, its status as a non-U.S. holder (which certification may generally be made on an applicable IRS Form W-8) or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Payments to Certain Foreign Accounts

FATCA imposes a U.S. federal withholding tax of 30% on certain payments, including dividends on our common stock made to (1) a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies or (2) a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Although FATCA would have imposed a U.S. federal withholding tax of 30% on the payments of gross proceeds of a sale or other disposition of our common stock, the U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate such withholding. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
Barclays Capital Inc.
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
Wedbush Securities Inc.
Academy Securities, Inc.
Siebert Williams Shank & Co., LLC

Total	25,000,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 3,750,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,750,000 additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of our common stock, the representatives may change the offering price and the other selling terms. The offering of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such agreement continuing through the date 180 days after the date of this prospectus, subject to earlier termination commencing on the opening of trading on the second trading day immediately following our release of earnings for the quarter ending December 31, 2020 except with the prior written consent of Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC; provided that:

•

up to 15% of the shares (including shares issuable upon exercise of vested options) held by employees and former employees (but excluding current executive officers and directors) may be sold beginning at the commencement of trading on the first trading day on which our common stock is traded on the NYSE through September 30, 2020; and

•

up to 15% of the shares issuable upon exercise of vested options held by employees, former employees, directors and officers may be sold beginning at the opening of trading on the second trading day after we announce earnings for the quarter ending September 30, 2020 through December 15, 2020.

This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NYSE under the symbol “U”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $8.7 million.

We will agree to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority, Inc. incurred by them in connection with this offering in an amount up to $35,000. We will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, the underwriters have agreed to reimburse us for certain expenses in connection with the offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Affiliates of certain of the underwriters, including Goldman Sachs & Co. LLC, BofA Securities, Inc., and Barclays Capital Inc., are lenders under our Credit Agreement. An affiliate of Barclays Capital Inc. is the administrative agent under our Credit Agreement. As a result, such affiliates will receive a portion of the net proceeds of this offering in connection with the repayment of our Credit Agreement. See “Use of Proceeds.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Member State), no common stock has been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to

Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or our common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at https://www.unity.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

UNITY SOFTWARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Unity Software Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Unity Software Inc. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Jose, California

April 28, 2020

UNITY SOFTWARE INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	As of December 31,
	2018	2019
Assets
Current assets:
Cash	$258,731	$129,959
Accounts receivable, net of allowances of $5,353 and $9,052 as of December 31, 2018 and 2019, respectively	152,481	204,898
Prepaid expenses	13,516	23,142
Other current assets	13,898	9,418

Total current assets	438,626	367,417
Property and equipment, net	67,866	78,976
Goodwill	45,407	218,305
Intangible assets, net	9,104	62,034
Restricted cash	14,542	17,137
Other assets	13,756	18,991

Total assets	$589,301	$762,860

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$9,336	$10,706
Accrued expenses and other current liabilities	49,385	66,463
Publisher payable	117,490	137,664
Income and other taxes payable	22,558	35,715
Deferred revenue	54,967	85,980

Total current liabilities	253,736	336,528
Long-term deferred revenue	10,542	10,596
Other long-term liabilities	8,896	21,825

Total liabilities	273,174	368,949
Commitments and contingencies (Note 8)
Stockholders’ equity:
Convertible preferred stock, $0.000005 par value; 96,993 and 102,674 shares authorized as of December 31, 2018 and 2019, respectively; 96,993 and 95,899 shares issued and outstanding as of December 31, 2018 and 2019, respectively	600,114	686,559
Common stock, $0.000005 par value; 332,000 and 300,000 shares authorized as of December 31, 2018 and 2019, respectively; 107,069 and 123,261 shares issued and outstanding as of December 31, 2018 and 2019, respectively	1	1
Additional paid-in capital	173,214	226,173
Accumulated other comprehensive loss	(3,477)	(3,632)
Accumulated deficit	(352,000)	(515,190)
Treasury stock	(101,725)	—

Total stockholders’ equity	316,127	393,911

Total liabilities and stockholders’ equity	$589,301	$762,860

See accompanying Notes to Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	Year Ended December 31,
	2018	2019
Revenue	$380,755	$541,779
Cost of revenue	81,267	118,597

Gross profit	299,488	423,182

Operating expenses
Research and development	204,071	255,928
Sales and marketing	134,458	174,135
General and administrative	91,260	143,788

Total operating expenses	429,789	573,851

Loss from operations	(130,301)	(150,669)
Interest and other expense, net	(2,327)	(2,573)

Loss before provision for income taxes	(132,628)	(153,242)
Provision for income taxes	(1,026)	9,948

Net loss	(131,602)	(163,190)
Other comprehensive loss, net of taxes:
Change in foreign currency translation adjustment	(186)	(155)

Comprehensive loss	$(131,788)	$(163,345)

Basic and diluted net loss per share:
Net loss per share attributable to our common stockholders, basic and diluted	$(1.24)	$(2.39)

Weighted-average shares used in per share calculation attributable to our common stockholders, basic and diluted	105,992	114,442

Pro forma net loss per share attributable to our common stockholders, basic and diluted (unaudited)		$(0.78)

Pro forma weighted-average shares outstanding used in per share calculation attributable to our common stockholders, basic and diluted (unaudited)		213,438

See accompanying Notes to Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	84,989,264	$455,166	104,583,992	$1	$148,998	$(3,291)	$(242,759)	$(101,725)	$256,390
Cumulative effect of accounting change	—	—	—	—	—	—	22,361	—	22,361
Issuance of common stock from exercise of stock options	—	—	2,484,894	—	3,303	—	—	—	3,303
Issuance of convertible Series D-1 preferred stock, net of issuance cost	12,003,311	144,948	—	—	—	—	—	—	144,948
Stock-based compensation expense	—	—	—	—	20,625	—	—	—	20,625
Stock-based compensation expense in connection with modified awards for certain employees	—	—	—	—	288	—	—	—	288
Net loss	—	—	—	—	—	—	(131,602)	—	(131,602)
Foreign currency translation adjustment	—	—	—	—	—	(186)	—	—	(186)

Balance at December 31, 2018	96,992,575	$600,114	107,068,886	$1	$173,214	$(3,477)	$(352,000)	$(101,725)	$316,127
Issuance of common stock	—	—	22,297,024	—	460,200	—	—	—	460,200
Fair value of common stock issued as consideration for business acquisitions	—	—	1,734,737	—	34,807	—	—	—	34,807
Issuance of common stock from exercise of stock options	—	—	6,427,160	—	11,813	—	—	—	11,813
Purchase and retirement of treasury stock	—	—	(14,266,783)	—	(388,100)	—	—	101,725	(286,375)
Issuance of convertible Series E preferred stock, net of issuance cost	5,681,818	124,918	—	—	—	—	—	—	124,918
Repurchase and extinguishment of preferred stock	(6,775,179)	(38,473)	—	—	(110,241)	—	—	—	(148,714)
Stock-based compensation expense	—	—	—	—	30,959	—	—	—	30,959
Stock-based compensation expense in connection with modified awards for certain employees	—	—	—	—	13,521	—	—	—	13,521
Net loss	—	—	—	—	—	—	(163,190)	—	(163,190)
Foreign currency translation adjustment	—	—	—	—	—	(155)	—	—	(155)

Balance at December 31, 2019	95,899,214	$686,559	123,261,024	$1	$226,173	$(3,632)	$(515,190)	$—	$393,911

See accompanying Notes to Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2019
Operating activities
Net loss	$(131,602)	$(163,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,518	31,113
Loss on disposition of property and equipment	789	133
Stock-based compensation expense	20,625	30,959
Stock-based compensation expense in connection with modified awards for certain employees	288	13,521
Change in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(30,974)	(49,420)
Prepaid expenses	(670)	(9,269)
Other current assets	(11,257)	4,457
Deferred tax, net	(2,678)	(4,466)
Other assets	(5,957)	(7,657)
Accounts payable	(488)	473
Publisher payable	35,788	20,174
Income and other taxes payable	7,249	13,166
Accrued expenses and other current liabilities	16,165	12,432
Other long-term liabilities	2,399	8,587
Deferred revenue	(1,254)	31,051

Net cash used in operating activities	(81,059)	(67,936)

Investing activities
Purchase of property and equipment	(38,019)	(27,035)
Business acquisitions, net of cash acquired	(2,024)	(192,506)

Net cash used in investing activities	(40,043)	(219,541)

Financing activities
Payment of debt issuance costs	—	(370)
Proceeds from issuance of convertible preferred stock, net of issuance cost	144,948	124,918
Proceeds from issuance of common stock	—	460,200
Repurchase and extinguishment of convertible preferred stock	—	(148,714)
Purchases and retirement of treasury stock	—	(286,375)
Proceeds from exercise of stock options	3,303	11,813

Net cash provided by financing activities	148,251	161,472

Effect of foreign exchange rate changes on cash and restricted cash	(8)	(172)

Increase (decrease) in cash and restricted cash	27,141	(126,177)
Cash and restricted cash, beginning of period	246,132	273,273

Cash and restricted cash, end of period	$273,273	$147,096

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	3,353	1,187
Supplemental disclosures of non-cash investing activities:
Fair value of common stock issued as consideration for business acquisitions	—	34,807
Accrued property and equipment	4,405	3,572

The below table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of the same amounts shown on the consolidated statements of cash flows (in thousands):

	As of December 31,
	2018	2019
Cash	$258,731	$129,959
Restricted cash	14,542	17,137

Total cash and restricted cash	$273,273	$147,096

See accompanying Notes to Consolidated Financial Statements.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

We were founded as Over the Edge Entertainment in Denmark in 2004. We reorganized as a Delaware corporation on May 28, 2009 as Unity Software Inc. (collectively referred to with its wholly-owned subsidiaries as “we,” “our” or “us”). We provide a comprehensive set of software solutions to create, run and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices, among others.

We are headquartered in San Francisco, California and have operations in the United States, Denmark, Belgium, Lithuania, Colombia, Canada, China, Finland, Sweden, Germany, France, Japan, the United Kingdom, Ireland, South Korea, and Singapore.

We market our solutions directly through our online store and field sales operations in North America, Denmark, Finland, the United Kingdom, Germany, Japan, China, Singapore, and South Korea and indirectly through independent distributors and resellers worldwide.

Basis of Presentation and Consolidation

We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements include the accounts of Unity Software Inc. and its wholly-owned subsidiaries. We have eliminated all intercompany balances and transactions.

Prior Period Reclassification

Certain amounts in the prior period have been reclassified to conform with the current period presentation. These reclassifications had no effect on the previously reported net loss.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. For us, these estimates include, but are not limited to, revenue recognition, allowances for doubtful accounts, useful lives of fixed assets, income taxes, valuation of deferred tax assets and liabilities, valuation of intangible assets, useful lives of intangible assets, assets acquired and liabilities assumed through business combinations, fair value of our common stock, valuation of stock-based compensation, capitalization of software costs and software implementation costs, and other contingencies, among others. Actual results could differ from those estimates, and such differences could be material to our financial position and results of operations.

Revenue Recognition

Adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”)

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective in the first quarter of the year ended December 31, 2018, we early adopted Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” and the subsequent and related amendments (including ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20) (collectively, “new revenue standard”). The new revenue standard replaces most existing revenue recognition guidance in GAAP and permits the use of either full retrospective or modified retrospective transition method.

We adopted the new revenue standard using the modified retrospective method of transition and applied the new standard to contracts that were not completed as of the adoption date. Adoption of the new revenue standard did result in a material change to our revenue recognition policy. We recognized a decrease of $22.4 million to the opening balance of “Accumulated deficit” as of January 1, 2018 as a result of the adoption, primarily due to the transition of the standard for our Strategic Partnerships revenue. Under the new revenue standard, we recognize Strategic Partnerships revenue over time using the input method for one combined performance obligation.

Revenue Recognition Policy

With the adoption of Topic 606, revenue is recognized upon the transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

We evaluate and recognize revenue by:

•	Identifying the contract(s) with the customer;

•	Identifying the performance obligation(s) in the contract(s);

•	Determining the transaction price;

•	Allocating the transaction price to performance obligation(s) in the contract(s); and

•	Recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (“transfer of control”).

The five-step model requires us to make significant estimates in situations where we are unable to establish stand-alone selling price based on various observable prices using all information that is reasonably available. Observable inputs and information we use to make these estimates include historical internal pricing data and cost plus margin analysis.

We generate revenue through three sources: (1) Create Solutions, which is comprised of our create solution subscription offerings and professional services; (2) Operate Solutions, which includes the operation of a monetization platform that allows publishers to sell their advertising inventory on our advertising network, cloud-based services, and enterprise game server hosting; and (3) Strategic Partnerships and Other, which are primarily arrangements with strategic hardware, operating system, device, game console and other technology providers for the customization and development of our software to enable interoperability with these platforms. We recognize revenue as our contractual performance obligations are satisfied. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to receive in exchange for promised goods or services, to each of the distinct performance obligations based on their estimated relative standalone selling prices.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Create Solutions

Create Solutions Subscriptions

Our subscriptions, mainly consisting of Unity Pro and Unity Plus (collectively, the “Create Solutions subscriptions”) are a fully integrated content development solution that enable customers to build interactive or media-based applications. These Create Solutions subscriptions provide customers with the rights to a software license with embedded cloud functionality and multi-platform support. Significant judgment is required to determine the level of integration and interdependency between individual promises of the Create Solutions subscriptions. This determination influences whether the software is considered distinct and accounted for separately as a license performance obligation recognized at a point in time, or not distinct and accounted for together with other promises in the Create Solutions subscriptions as a single performance obligation recognized over time. Under Topic 606, we have concluded that the software license is not distinct from the multi-platform support as they are highly interdependent and interrelated considering the significant two-way dependency between the promises. Although the promise to the embedded cloud functionality represents separate performance obligations under Topic 606, we have accounted for these obligations as if they are a single performance obligation that includes the software license and the multi-platform support because the cloud functionality has the same pattern of transfer to the customer over the duration of the subscription term.

The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our Create Solutions subscriptions to the customer, and we do not have material variable consideration. We recognize the single performance obligation ratably over the contract term beginning when the license key is delivered.

Enterprise customers may purchase an enhanced support offering (“Enterprise Support”) that is sold separately from the Create Solutions subscriptions, and is capable of being distinct, and distinct within the context of the contract due to its separate utility. Enterprise Support is generally billed in advance and is recognized ratably over the support term as we have a stand-ready performance obligation over the support term. When an arrangement includes Enterprise Support and Create Solutions subscriptions, which have the same pattern of transfer to the customer (the services transfer to the customer over the same period), we account for those performance obligations as if they are a single performance obligation. If an arrangement includes Enterprise Support and Create Solutions subscriptions that do not have the same pattern of transfer, we allocate the transaction price to the distinct performance obligations and recognizes them ratably over their respective terms.

Create Solutions subscriptions typically have a term of one to three years and are generally billed in advance and recognized ratably over the term.

Professional Services

Our professional services revenue is primarily composed of consulting, integration, training, and custom application and workflow development. Professional services may be billed in advance or on a time and materials basis and we recognize the related revenue as services are rendered.

We typically invoice our customers up front or when promised services are delivered, and the payment terms vary by customer type and location. The term between billing and payment due dates is not significant. As a result, we have determined that our contracts do not include significant financing component.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer billings related to taxes imposed by and remitted to governmental authorities on revenue-producing transactions are reported on a net basis.

Operate Solutions

Monetization

We generate advertising revenue through our monetization solutions, including the Unified Auction, which allows publishers to sell the available advertising inventory from their mobile applications to advertisers. We enter into contracts with both advertisers and publishers to participate in the Unified Auction. For advertisements placed through the Unified Auction, we evaluate whether we are the principal (i.e., report revenue on a gross basis) or the agent (i.e., report revenue on a net basis). The evaluation to present revenue on a gross versus net basis requires significant judgment. We have concluded that the publisher is our customer and we are the agent in facilitating the fulfillment of the advertising inventory in the Unified Auction primarily because we do not control the advertising inventory prior to the placement of an advertisement. As the operator of the Unified Auction, our role is to enable the publisher to monetize its advertising inventory with the advertiser based on the bid/ask price from the auction. We do not control the outcome of the bids and do not have pricing latitude in the transaction. Based on these and other factors, we report advertising revenue based on the net amount retained from the transaction which is our revenue share. Advertising revenue is recognized at a point in time when control is transferred to the customer. This occurs when a user installs an application after seeing an advertisement contracted on a cost-per-install basis or when an advertisement starts on a cost-per-impression basis. Typically we do not retain a share of the revenue generated through Unity IAP (In-App Purchases). Publishers payables represent amounts earned by publishers in the Unified Auction and are presented as a reduction of revenue in the consolidated statements of operations. Payment terms are contractually defined and vary by publisher and location.

Cloud and Hosting Services

We provide cloud-based solutions as well as enterprise hosting (“Hosting Services”) to developers that develop and operate multiuser/multiplayer games and applications through a combination of hardware server and cloud-based infrastructure and services. The Hosting Services facilitate the connection of end-users, and allow content game operators to monitor network traffic. Our cloud-based solutions provide our customers with tools and services to develop and operate live games and applications, including voice chat services. We primarily sell these services on a fixed fee or usage-based model with fixed fees billed monthly in advance and usage fees billed monthly in arrears. We recognize revenue ratably over the contractual service term for fixed fee arrangements as we have a stand-ready performance obligation that is generally fulfilled evenly throughout the hosting period. We recognize revenue for usage-based arrangements as services are provided.

Strategic Partnerships and Other

We enter into strategic contracts with owners of hardware, operating system, device, game console and other technology providers to customize our software licenses to enable interoperability with these platforms (“Strategic Partnerships”). This allows customers using our Create Solutions subscriptions to build and publish content to more than one platform without having to write platform-specific code. We consider these strategic partners as our customers and generally provide them with the following promises in our contracts: (i) development and customization of our software to integrate with the customer’s platform and (ii) post-integration ongoing support and updates.

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We generally view these promises as one single performance obligation as they are not distinct within the context of the contract. This is because the customized software license that is integrated with the customer’s platform requires continuous updates that are critical to the utility of the customized software.

The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. We do not have material variable consideration. When Strategic Partnerships contain non-monetary consideration, we measure and record the transaction price at the estimated fair value of the non-cash consideration received from the customer. Typically, we recognize revenue for these contracts over time as service is performed using the input method to measure progress of the satisfaction of the performance obligation.

Certain Strategic Partnerships also require the customer to pay sales-based royalties based on the sales of games on the Strategic Partner platform that incorporate our customized software. Since customized software intellectual property is the predominant item to which royalty relates, we recognize revenue for sales-based royalties when the later of the subsequent sale or usage occurs, or the performance to which some or all of the sales-based royalty has been allocated has been satisfied. We record revenue under these arrangements for the amounts due to us based on estimates of the sales of these customers and pursuant to the terms of the contracts.

The Strategic Partnerships are typically multi-year arrangements where customers make payments commensurate with milestones accomplished with respect to the development and integration service or pay in advance on a quarterly basis.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets relate to performance completed in advance of scheduled billings. The primary changes in our contract assets and contract liabilities are due to our performance under the contracts and billings.

Contract assets (unbilled receivables) included in accounts receivable are recorded when revenue is recognized in advance of customer invoicing. Unbilled receivables totaled $1.5 million and $24.6 million as of December 31, 2018 and 2019, respectively. Contract liabilities (deferred revenue) relate to payments received in advance of performance under the contract. Revenue recognized during the year ended December 31, 2019 that was included in the deferred revenue balances at January 1, 2019 was $60.4 million. The satisfaction of performance obligations typically lags behind payments received under contract from customers, which may lead to an increase in our deferred revenue balance over time.

Remaining Performance Obligations

As of December 31, 2019, we had total remaining performance obligations of $193.5 million, which represents the total contract transaction price allocated to undelivered performance obligations primarily for Create Solutions subscriptions, Enterprise Support, and Strategic Partnership contracts, which are generally recognized over the next three years. Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. This amount excludes contracts with an original expected term of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services

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performed. We expect to recognize $87.6 million or 45% of this revenue during the next 12 months. We expect to recognize the remaining $105.9 million or 55% of this revenue thereafter.

Sales Commissions

We consider internal sales commissions as potential incremental costs of obtaining the contract with a customer. We apply a practical expedient to expense incremental costs incurred if the period of benefit is one year or less. We generally expense sales commissions when incurred because the amortization period would have been one year or less or the amount that would require capitalization was immaterial as of December 31, 2018 and 2019. These costs are recorded within sales and marketing expenses.

Cost of Revenue

Cost of revenue for the delivery of software tools, support, updates and advertising consists primarily of hosting expenses, personnel costs (including salaries, stock-based compensation, and benefits) for employees associated with our product support and professional services organizations, credit card fees, third party license fees, and allocated shared costs, including facilities, information technology, and security costs, as well as amortization of related capitalized software and depreciation of related property and equipment.

Stock-Based Compensation

We measure all stock-based awards, including stock options and restricted stock units (“RSUs”), based on their estimated fair value on the grant date for awards to our employees and directors. RSUs granted by us have service and liquidity event vesting conditions while stock options granted only have a service vesting condition. We account for forfeitures as they occur.

We use the Black-Scholes pricing model to determine the fair values of stock options. We recognize as an expense, the grant date fair values of stock-based compensation on a straight-line basis, over the requisite service period, generally, a vesting period of four years.

We measure the fair value of RSUs based on the grant-date share price of the underlying common stock. No expense is recognized related to a restricted stock unit until the liquidity event occurs. At that date, cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been satisfied prior to the liquidity event would be recognized and the remaining expense will be thereafter recognized over the remaining vesting period of the award under a graded vesting method.

Common Stock Valuations

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions;

•	independent third-party valuations of our common stock;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

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•	our financial condition, results of operations and capital resources;

•	the industry outlook;

•	the valuation of comparable companies;

•	the lack of marketability of our common stock;

•	the fact that option and RSU grants have involved rights in illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment and global economic trends.

Cash and Restricted Cash

Cash is stated at an amount that approximates fair value. As of December 31, 2018 and 2019, restricted cash was $14.5 million and $17.1 million, respectively. Restricted cash consists of secured letters of credit issued in connection with our operating leases. Restrictions typically lapse at the end of the lease term, and restricted cash is classified as current or non-current based on the remaining term of the restriction.

Accounts Receivable

We record accounts receivable at the invoiced amount. We maintain an allowance for doubtful accounts for any receivables we may be unable to collect, based on historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with delinquent accounts. In addition, we review the accounts receivable amounts due from customers that are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, we make judgments about the creditworthiness of customers based on ongoing credit evaluations. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2018 and 2019, the allowance for doubtful accounts was $5.4 million and $9.1 million, respectively. We include the allowances for doubtful accounts in accounts receivable, net, on the consolidated balance sheets.

Credit Risk and Concentrations

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivable. We place our domestic and foreign cash with large, creditworthy financial institutions.

Balances in these accounts may exceed federally insured limits at times. In general, we do not require our customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs credit evaluations of its customers’ financial condition, as warranted, and continually analyzes the allowance for doubtful accounts, which we maintain based upon the expected collectability of accounts receivable.

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As of December 31, 2018 and 2019, no individual customer represented 10% or more of the aggregate receivables. For the years ended December 31, 2018 and 2019, no individual customer represented 10% or more of total revenue.

Fair Value of Financial Instruments

The FASB ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Our financial instruments consist of accounts receivable and accounts payable. The recorded amounts of our accounts receivable and accounts payable approximate their respective fair value because of the liquidity and short period of time to maturity, receipt or payment of these instruments.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization, computed using the straight-line method based on the estimated useful lives of the assets. Depreciation commences upon placing the asset in service. An estimated useful life of three years is used for computer and other hardware and five years is used for furniture. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. Software is amortized over the estimated useful life or license term, generally either three or five years.

The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to the statement of operations and comprehensive loss.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Intangible assets that are not considered to have an indefinite useful life are amortized on a straight-line basis over their estimated useful lives, which typically range from three to six years.

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On an annual basis, we evaluate the estimated remaining useful life of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining amortization period. No changes to the useful lives of our intangible assets were deemed necessary in 2018 or 2019 based on management’s evaluation.

Segments

We operate as a single operating segment. The chief operating decision maker is our Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information of our revenue. Accordingly, we have determined that we have a single reportable segment and operating segment structure.

Capitalized Software Costs and Software Implementation Costs

We capitalize implementation costs incurred in our cloud computing service arrangements related to enterprise software solutions (“capitalized implementation costs”) and costs associated with customized internal-use software systems that have reached the application development stage. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. We capitalize such costs during the application development stage, which begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized software costs are amortized on a straight-line basis over their estimated useful life, which is generally two to three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized implementation costs are expensed over the term of the hosting arrangement, which is the fixed, non-cancellable term of the arrangement, plus any reasonably certain renewal periods.

The amount of capitalized software costs and capitalized implementation costs was $0.1 million and $2.7 million, respectively, during the year ended December 31, 2018 and $0.3 million and $6.5 million, respectively, during the year ended December 31, 2019. Capitalized software costs are included in property and equipment, net, on the consolidated balance sheets. The current portion of capitalized implementation costs are included in prepaid expenses on the consolidated balance sheets, and the non-current portion of capitalized implementation costs are included in other assets on the consolidated balance sheets.

Impairment Analysis

We evaluate intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value.

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We evaluate and test the recoverability of our goodwill for impairment at least annually during our fourth quarter of each calendar year or more often if and when circumstances indicate that goodwill may not be recoverable.

There were no material impairments of capitalized software costs, capitalized implementation costs, intangible assets, long-lived assets or goodwill during the years ended December 31, 2018 and 2019.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We record an income tax expense (or benefit) for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize the deferred income tax effects of a change in tax rates in the period of the enactment.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance.

We recognize tax benefits from uncertain tax positions only if we believe that the position is more likely than not to be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions (including net interest and penalties), we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect our income tax expense (or benefit) in the period in which such determination is made, and could have a material impact on our financial condition and operating results.

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statement of operations and comprehensive loss. Accrued interest and penalties are included in income and other taxes payable on the consolidated balance sheets.

Translation of Foreign Currencies

The functional currency of the majority of our foreign subsidiaries is the U.S. dollar. Foreign currency transaction gains and losses are included in interest and other income (expense), net, on the

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consolidated statements of operations and comprehensive loss for the period. For U.S. dollar functional currency subsidiaries, all assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. For a foreign subsidiary where the local currency is the functional currency, adjustments to translate those statements into U.S. dollars are recorded in accumulated other comprehensive loss in stockholders’ equity.

Warranties and Indemnifications

From time to time, we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims. These contracts primarily relate to agreements under which we indemnify customers and partners for claims arising from intellectual property infringement. The terms of such obligations vary, and the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not been obligated to make any payments for these obligations, and no liabilities have been recorded for these obligations as of December 31, 2018 and 2019.

We generally do not offer warranties for our software products. With certain customers, we will warrant that our software products will operate without material error and/or substantially in conformity with product documentation. We have not experienced any warranty claims to date, and no liabilities have been recorded as of December 31, 2018 and 2019.

Research and Development

Research and development costs, which consist primarily of software development costs, are expensed as incurred. FASB ASC Topic 985-20, Costs of Software to Be Sold, Leased or Marketed, requires development costs incurred subsequent to establishment of technological feasibility related to software incorporated in our products to be capitalized and amortized over the estimated useful lives of the related products. Based upon our product development process, technological feasibility is established upon completion of a working model. Costs incurred between completion of the working model and the point at which the product is ready for general release have not been significant. Therefore, all product development costs have been charged to research and development expense in the accompanying consolidated statements of operations and comprehensive loss.

Advertising Costs

Advertising costs are expensed as incurred as a component of sales and marketing expense in the consolidated statements of operations and comprehensive loss. Advertising expense was approximately $4.9 million and $4.5 million for the years ended December 31, 2018 and 2019, respectively.

2. Summary of Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update provides guidance intended to reduce diversity in practice in how certain transactions are classified on the statement of cash flows. We adopted this update on January 1, 2019. There was no material impact on our consolidated statements of cash flows.

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In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This update provides guidance on stock-based payment transactions for acquiring goods and services from nonemployees. We adopted this update on January 1, 2019. There was no material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), that will supersede the existing lease guidance, including on-balance sheet recognition of operating leases for lessees. Under this update, lessees are required to provide enhanced disclosures and recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued an update to allow for the adoption of the new lease guidance to be applied at the beginning of the year of adoption, instead of at the beginning of the earliest year presented in the financial statements. This new lease guidance should be applied using a modified retrospective approach and will not restate comparative periods. This update becomes effective and will be adopted by us in the first quarter of the year ending December 31, 2020. Topic 842 will have a material impact on our consolidated balance sheet because of the capitalization of future fixed lease payments. We do not expect Topic 842 to have a material impact on our consolidated statement of operations and comprehensive loss or on our consolidated statements of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including trade receivables. This update replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The new impairment methodology eliminates the probable initial recognition threshold and, instead, estimates the expected credit losses in consideration of past events, current conditions and forecasted information. This update becomes effective and will be adopted by us in the first quarter of the year ending December 31, 2021. We are currently evaluating the impact of this update on our consolidated financial statements. The effect on our consolidated financial statements will largely depend on the composition and credit quality of our trade receivables, as well as the economic conditions at the time of adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This update modifies the disclosure requirements on fair value measurements. This update becomes effective and will be adopted by us in the first quarter of the year ending December 31, 2020. Early adoption is permitted. We do not expect this update to have a material impact on our consolidated financial statements.

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3. Revenue

Disaggregation of Revenue

Revenue by Source

The following table presents our revenue disaggregated by source (in thousands):

	Year Ended December 31,
	2018	2019
Create Solutions	$125,539	$168,626
Operate Solutions	184,405	293,317
Strategic Partnerships and Other	70,811	79,836

Total revenue	$380,755	$541,779

Additional information regarding our revenue by source is discussed under the heading “Revenue Recognition Policy” in Note 1, “Description of Business and Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements.

Revenue by Geographic Area

The following table presents our revenue disaggregated by geography, based on the invoice address of our customers (in thousands):

	Year Ended December 31,
	2018	2019
United States	$114,893	$151,383
Greater China(1)	40,551	64,784
EMEA(1)	121,584	184,064
APAC(1)	86,442	113,938
Other Americas(1)	17,285	27,610

Total revenue	$380,755	$541,779

(1)

Greater China includes China, Hong Kong and Taiwan. Regions represent Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, excluding Greater China (“APAC”); and Canada and Latin America (“Other Americas”). No individual country, other than those disclosed above, exceeded 10% of our total revenue for any period presented.

4. Acquisitions

Acquisitions are accounted for in accordance with FASB ASC Topic No. 805, Business Combinations, and the results of operations of the acquisitions have been included in our consolidated statements of operations and comprehensive loss from the respective dates of the acquisitions.

The total purchase price allocated to the net assets acquired is assigned based on the fair values as of the date of acquisition. The fair value assigned to identifiable intangible assets acquired was determined using the income approach and the cost approach. We believe that these identified intangible assets will have no residual value after their estimated economic useful lives. The identifiable intangible assets are subject to amortization on a straight-line basis as this best approximates the benefit period related to these assets.

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The excess of the purchase price over the identified tangible and intangible assets, less liabilities assumed, is recorded as goodwill.

For certain 2019 acquisitions, the fair values of assets acquired and liabilities assumed, including current income taxes payable and deferred taxes, may change over the measurement period as additional information is received and certain tax returns are finalized. Accordingly, the provisional measurements of fair value of the current income taxes payable and deferred taxes are subject to change. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

2019 Acquisitions

Vivox

In January 2019, we completed the acquisition of 100% of the issued share capital of Mercer Road Corporation (“Vivox”) for consideration of $123.4 million payable in a combination of $119.0 million in cash and $4.4 million of our common stock. The total purchase price includes 348,739 common shares issued by us.

Vivox provides cross-platform voice and text communication tools for social experiences where players can communicate regardless of location in game play, on any platform, whether it is mobile, personal computer or console. The acquisition of Vivox is strategic in nature as we look to deliver more services for connected games and other use cases.

The following table summarizes the consideration paid for Vivox and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Consideration:
Cash	$119,034
Common stock issued	4,409

Fair value of total consideration transferred	$123,443

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$3,586
Accounts receivable, net	1,733
Developed technology	26,700
Customer relationships	3,600
Trademark	2,000
Other assets and liabilities, net	(921)
Deferred tax liability	(7,464)

Total identifiable net assets assumed	29,234
Goodwill	94,209

Total	$123,443

The acquired developed technology has an estimated useful life of six years. The acquired customer relationships and trademark intangible assets have useful lives of two years and four years, respectively. Goodwill of $94.2 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization, and it is not deductible for U.S. income tax purposes.

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The revenue and earnings of the acquired business have been included in our results since the acquisition date and are not material to our consolidated financial statements.

deltaDNA

In September 2019, we completed the acquisition of 100% of the issued share capital of deltaDNA Limited (“deltaDNA”) for consideration of $53.1 million payable in a combination of $32.8 million in cash and $20.3 million of our common stock. The total purchase price includes 928,123 common shares issued by us.

deltaDNA provides analytics, messaging and ad campaign management tools to enable real-time player life-cycle management. The acquisition of deltaDNA is strategic in nature as we look to integrate deltaDNA’s engagement tools and services to support our monetization products.

The following table summarizes the consideration paid for deltaDNA and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Consideration:
Cash	$32,809
Common stock issued	20,279

Fair value of total consideration transferred	$53,088

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$1,267
Accounts receivable, net	903
Developed technology	15,358
Customer relationships	2,457
Trademark	737
Other assets and liabilities, net	(141)
Deferred tax liability	(2,652)

Total identifiable net assets assumed	17,929
Goodwill	35,159

Total	$53,088

The acquired developed technology has an estimated useful life of six years. The acquired customer relationships and trademark intangible assets have useful lives of two years and three years, respectively. Goodwill of $35.2 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization, and it is not deductible for U.S. income tax purposes.

Artomatix

In December 2019, we completed the acquisition of 100% of the issued share capital of Artomatix Limited (“Artomatix”) for consideration of $48.8 million payable in a combination of $38.7 million in cash and $10.1 million of our common stock. The total purchase price includes 457,875 common shares issued by us.

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Artomatix offers artificial intelligence (“AI”) and machine learning powered tools to simplify and automate parts of the 3D art creation process. The acquisition of Artomatix is strategic in nature as we look to expand our offering for 3D artists in addition to developers.

The following table summarizes the consideration paid for Artomatix and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Consideration:
Cash	$38,687
Common stock issued	10,119

Fair value of total consideration transferred	$48,806

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$892
Accounts receivable, net	106
Developed technology	10,130
Accrued expenses and other current liabilities	(164)
Deferred tax liability	(1,193)

Total identifiable net assets assumed	9,771
Goodwill	39,035

Total	$48,806

The acquired developed technology has an estimated useful life of six years. Goodwill of $39.0 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization, and it is not deductible for U.S. income tax purposes.

Other Acquisitions

During the year ended December 31, 2019, we completed other acquisitions and purchases of intangible assets for total consideration of approximately $8.2 million. In aggregate, $0.4 million represented cash acquired, $3.5 million was attributed to intangible assets and represents acquired developed technology, $0.4 million was attributed to other assets, $4.5 million was attributed to goodwill and $0.7 million was attributed to other liabilities assumed. These acquisitions generally enhance the breadth and depth of our offerings and expand our expertise in different functional areas. The goodwill balance is not deductible for U.S. income tax purposes.

We recorded $3.6 million in transaction costs associated with these acquisitions for the year ended December 31, 2019. These costs were recorded in general and administrative expense.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the consolidated results of the Company for the years ended December 31, 2018 and 2019, giving effect to the acquisition as if it had occurred on January 1, 2018. The unaudited pro forma financial information includes adjustments to give effect to pro forma events that are directly attributable to the acquisition. The pro forma financial information includes adjustments to amortization for intangible assets acquired, acquisition costs, compensation expense, and income taxes. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations of future

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periods. The unaudited pro forma financial information does not give effect to the potential impact of current financial conditions, regulatory matters, or any anticipated synergies, operating efficiencies, or cost savings that may be associated with the acquisition. Consequently, actual results will differ from the unaudited pro forma financial information presented below (in thousands):

	Year Ended December 31,
	2018	2019
Unaudited pro forma financial information:
Pro forma revenue	$396,751	$542,806
Pro forma net loss	$(136,015)	$(160,506)

Pro forma results of operations for the other acquisitions have not been presented because they are not material to the consolidated statements of operations and comprehensive loss, either individually or in the aggregate.

2018 Acquisition

During the year ended December 31, 2018, we completed an acquisition for total consideration of $2.0 million, which includes the assumption of $0.2 million in stockholder loans, payable in cash at the date of acquisition. $1.4 million of the consideration paid was attributed to intangible assets and represents acquired developed technology, customer relationships and trademark, $0.9 million was attributed to goodwill and $0.3 million was attributed to other liabilities assumed. The goodwill balance is not deductible for U.S. income tax purposes.

This acquisition is expected to bolster our ability to effectively gain market share within the film industry, as well as enhance our product offerings to our existing customer base.

The purchase price allocation has been completed, and the total purchase price allocated to the net assets acquired is assigned based on the fair values as of the date of acquisition. The transaction costs associated with this acquisition were not material.

5. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to net tangible and identifiable intangible assets acquired in business combinations. The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 (in thousands):

Balance as of December 31, 2017	$44,496
Goodwill from an acquisition	911

Balance as of December 31, 2018	$45,407

Goodwill from acquisition of Vivox	94,209
Goodwill from acquisition of deltaDNA	35,159
Goodwill from acquisition of Artomatix	39,035
Goodwill from other acquisitions	4,495

Balance as of December 31, 2019	$218,305

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets, Net

The following tables present details of our intangible assets, excluding goodwill (in thousands, except for weighted-average remaining useful life):

	As of December 31, 2018
	Weighted- Average Amortization Period(1)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	5.6	$20,002	$(11,668)	$8,334
Customer relationships	2.0	2,370	(1,919)	451
Trademark	2.9	470	(151)	319

Total intangible assets		$22,842	$(13,738)	$9,104

	As of December 31, 2019
	Weighted- Average Amortization Period(1)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	5.9	$75,708	$(20,339)	$55,369
Customer relationships	2.0	8,427	(4,123)	4,304
Trademark	3.6	3,207	(846)	2,361

Total intangible assets		$87,342	$(25,308)	$62,034

(1)	Based on weighted-average useful life established as of acquisition date.

The following table presents the amortization of finite-lived intangible assets included on our consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2018	2019
Amortization expense	$3,861	$11,570

The following table presents the estimated future amortization of finite-lived intangible assets as of December 31, 2019 (in thousands):

Year Ended December 31,
2020	$15,230
2021	12,450
2022	11,200
2023	9,622
2024	9,432
Thereafter	4,100

Total	$62,034

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Balance Sheet Components

The following tables provide details of selected balance sheet items (in thousands):

	As of December 31,
	2018	2019
Property and equipment, net:
Gross property and equipment
Leasehold improvements	$44,311	$52,647
Computer and other hardware	30,598	42,264
Furniture	18,295	21,416
Internally developed software	2,891	2,964
Purchased software	1,127	1,325
Construction in progress	2,371	6,645

Total gross property and equipment	99,593	127,261
Accumulated depreciation and amortization(1)	(31,727)	(48,285)

Property and equipment, net	$67,866	$78,976

(1)	The following table presents the depreciation of property and equipment included on our consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2018	2019
Depreciation expense	$16,657	$19,543

Long-lived Assets by Geographic Area

The following table presents our long-lived assets disaggregated by geography, which is comprised of our property and equipment, net but excludes internally developed software and purchased software (in thousands):

	As of December 31,
	2018	2019
United States	$38,712	$35,602
Canada	9,058	10,396
Greater China	1,363	6,097
EMEA(1)	14,300	20,713
APAC(1)	3,672	4,783
Other Americas, excluding Canada(1)	629	879

Total long-lived assets	$67,734	$78,470

(1)	No individual country, other than those disclosed above, exceeded 10% of our total long-lived assets for any period presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2018	2019
Accrued expenses and other current liabilities:
Accrued expenses	$25,738	$36,217
Accrued compensation	23,647	30,246

Accrued expenses and other current liabilities	$49,385	$66,463

7. Borrowings

On December 20, 2019, we entered into a revolving credit agreement (the “Credit Agreement”), which provides for a committed revolving loan facility of up to $125.0 million (the “Revolving Facility”) and includes a $20.0 million letter of credit subfacility (the “LC Capacity” and together with the Revolving Facility, the “Credit Facility”). Borrowings under the Credit Facility are available for working capital and general corporate purposes. The Credit Facility has a maturity date of December 20, 2024.

At our option, we shall specify whether the loans made under the Revolving Facility is an Alternate Base Rate (“ABR”) borrowing or a Eurodollar borrowing, which then determines the annual interest rate. ABR borrowings bear interest at the ABR plus 0.50%. Eurodollar borrowings bear interest at the adjusted LIBO Rate plus 1.50%.

The ABR equals the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50%, and (iii) the sum of the adjusted one-month LIBO Rate for a Eurodollar borrowing plus 1.00%. The ABR is subject to a floor of 1.00%.

For ABR borrowings, interest is payable on the last day of March, June, September and December of each year. For Eurodollar borrowings, interest is payable on the last day of each interest period for the applicable borrowing, and if such interest period extends over three months, each day prior to the last day of each three-month interval during such interest period.

Commitments under the Revolving Facility are subject to a commitment fee of 0.25% on the difference between the total committed amount of the Revolving Facility on the one hand, and the amount drawn thereunder plus the aggregate amount of LC Capacity used on the other. An annual letter of credit fee of 1.50% of the average daily undrawn amount of the letters of credit issued thereunder is also payable quarterly. Letters of credit issued under the letter of credit subfacility are subject to a fronting fee of 0.125% on the average daily undrawn amount on such letters of credit. The commitment and fronting fees on the undrawn portion of the Credit Facility are not material for the year ended December 31, 2019.

There was no principal amount outstanding under the Credit Facility, and the full $125.0 million was available for future borrowing under the Revolving Facility as of December 31, 2019.

Under the Credit Agreement, we must maintain a minimum liquidity balance of $75.0 million as of the last day of the most recently completed four consecutive fiscal quarters, which commenced on June 30, 2020. The Credit Agreement contains customary conditions to borrowing, representations and warranties, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make investments, undergo corporate changes, make dispositions, prepay other indebtedness, pay dividends or other distributions and engage in transactions with our affiliates. We were in compliance in all material respects with the covenants in the Credit Agreement as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of December 31, 2019. The obligations under the Credit Facility are secured by a perfected security interest in (i) all of our tangible and intangible assets, except for certain customary excluded assets, and (ii) all of our ownership in capital stock of restricted subsidiaries (limited, in the case of the stock of non-U.S. subsidiaries and U.S. subsidiaries that have no material assets other than equity interests and/or indebtedness in foreign subsidiaries that are controlled foreign corporations, to 65% of the capital stock of such subsidiaries). The obligations under the Credit Agreement are also guaranteed by our existing and subsequently acquired or formed material domestic subsidiaries.

8. Commitments and Contingencies

The following table summarizes our non-cancellable contractual commitments as of December 31, 2019 (in thousands):

	Total	2020	2021-2022	2023-2024	Thereafter
Operating leases(1)	$304,831	$31,045	$72,932	$60,608	$140,246
Purchase commitments(2)	156,492	38,617	72,900	44,975	—

Total(3)	$461,323	$69,662	$145,832	$105,583	$140,246

(1)	Operating lease obligations consist primarily of obligations for real estate.
(2)	The substantial majority of our purchase commitments are related to agreements with our data center hosting providers.
(3)

This table generally excludes amounts related to income tax liabilities for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

Operating Leases

We have operating leases for real estate, which have remaining lease terms of less than one year to approximately 13 years, some of which include options to extend the lease with renewal terms from one to five years. Some leases include an option to terminate the lease from less than one year up to five years from the lease commencement date. Options to extend the lease are included in the lease commitment if they are reasonably certain of being exercised. Options to terminate the lease are considered in determining the lease commitment if they are reasonably certain of being exercised. For the years ended December 31, 2018 and 2019, rent expense related to real estate leases amounted to approximately $20.9 million and $25.2 million, respectively.

Legal Matters

In the normal course of business, we are subject to various legal matters. We accrue a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible. Legal costs related to such potential losses are expensed as incurred. In addition, recoveries are shown as a reduction in legal costs in the period in which they are realized. With respect to our outstanding matters, based on our current knowledge, we believe that the resolution of such matters will not, either individually or in aggregate, have a material adverse effect on our business or our consolidated financial statements. However, litigation is inherently uncertain, and the outcome of these matters cannot be predicted with certainty. Accordingly, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these matters.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees, and other parties with respect to certain matters. Indemnification may include losses from our breach of such agreements, services we provide, or third-party intellectual property infringement claims. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of December 31, 2019, there have been no known events or circumstances that have resulted in a material indemnification liability to us and we did not incur material costs to defend lawsuits or settle claims related to these indemnifications.

Letters of Credit

We had $14.5 million and $17.1 million of secured letters of credit outstanding as of December 31, 2018 and 2019, respectively. These primarily relate to our office space leases and are fully collateralized by certificates of deposit which we record in restricted cash on our consolidated balance sheets based on the term of the remaining restriction.

Data Center Hosting Commitments

In March 2018, we entered into a cloud service agreement with a total term of six years. Under the agreement, we were granted access to use certain cloud services. The amended agreement was effective as of December 7, 2018 and has a total term of six years. Minimum annual commitments increase annually over the term of the agreement. The aggregate value of all annual minimum commitments over the contract term is $189.0 million. Total spend under the agreement for the years ended December 31, 2018 and 2019 was approximately $7.0 million and $32.7 million, respectively. We expect to meet our remaining commitment.

9. Stockholders’ Equity

Convertible Preferred Stock

The following table presents shares and amount of convertible preferred stock authorized, issued and outstanding, by series type (in thousands, except share data):

	As of December 31,
	2018		2019
	Shares	Amount	Shares	Amount
Series A	23,820,370	$7,464	23,545,670	$7,372
Series B	13,929,790	17,500	12,609,560	15,841
Series C	25,499,974	180,431	20,319,725	143,709
Series D	21,739,130	249,771	21,739,130	249,771
Series D-1	12,003,311	144,948	12,003,311	144,948
Series E	—	—	5,681,818	124,918

Total	96,992,575	$600,114	95,899,214	$686,559

In May 2019, we sold 5.7 million shares of convertible Series E preferred stock. The shares issued are outstanding as of December 31, 2019. The total transaction price of convertible preferred stock issued, net of issuance costs, was $124.9 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2019, we repurchased 6.8 million shares of our convertible preferred stock with a cost basis of $38.5 million from certain investors. The repurchased shares were extinguished as of December 31, 2019. The total transaction price of the convertible preferred stock repurchased was $148.7 million. Based on guidance from ASC 260-10-S99-2, if the fair value of the consideration transferred is greater than the carrying amount of the shares surrendered, retained earnings, or additional paid-in capital in the absence of retained earnings, should be reduced by the difference. Accordingly, we recognized the $110.2 million in excess paid to repurchase these shares to additional paid-in capital as of December 31, 2019.

Each share of convertible Series A, B, C, D, D-1, and E preferred stock is convertible into one share of common stock. The holders of convertible Series A, B, C, D, D-1, and E preferred stock have various rights and preferences as follows:

Liquidation

In the event of any liquidation, dissolution, or winding up of our business, whether voluntary or involuntary, the holders of convertible Series A, B, C, D, D-1, and E preferred stock then outstanding are entitled to receive out of our assets available for distribution among the stockholders, and prior and in preference to any payment to the common stockholders, an amount per share equal to original issue price of $0.33, $1.26, $7.09, $11.50, $12.08, and $22.00 per share respectively, plus all declared but unpaid dividends, if any. If, upon the occurrence of such event, our assets legally available for distribution are insufficient to permit the payment to the holders of convertible Series A, B, C, D, D-1, and E preferred stock of the full preferential amount, then the entire assets available for distribution to stockholders shall be distributed to the holders of the convertible Series A, B, C, D, D-1, and E preferred stock ratably in proportion to the full preferential amounts that they would be entitled to receive pursuant to the preceding sentence of this section.

After the full preferential amounts due to the holders of convertible Series A, B, C, D, D-1, and E preferred stock pursuant to the section above have been paid or set aside, any of our remaining assets available for distribution to our stockholders shall be distributed to the holders of common stock ratably in proportion to the number of shares of common stock then held by each holder.

Dividends

All dividends are payable only when, as, and if declared by the Board of Directors, but only out of funds that are legally available, and are noncumulative. No dividends have been declared through December 31, 2019.

The holders of the convertible Series A, B, C, D, D-1, and E preferred stock shall be entitled to receive, prior and in preference to the holders of common stock, dividends at the rate of $0.03, $0.10, $0.57, $0.92, $0.97, and $1.76 per share, respectively, (as adjusted for any stock dividends, combinations, or splits with respect to such shares) per annum, payable out of funds legally available.

Conversion

Each share of convertible Series A, B, C, D, D-1, and E preferred stock is convertible, at the option of the holder, into a number of fully paid and nonassessable shares of common stock at the then-effective conversion price (currently $0.33, $1.26, $7.09, $11.50, $12.08, and $22.00 per share, respectively).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each share of convertible Series A and B preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least a majority of the voting power represented by the then-outstanding shares of convertible Series A and B preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $25.0 million.

Each share of convertible Series C preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 60% of then-outstanding shares of convertible Series C preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million.

Each share of convertible Series D preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of the majority of then-outstanding shares of convertible Series D preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to June 5, 2019 (the “Price Protection Date”) at the price per share of at least $11.50 per share. The per share requirement set forth in clause (2) above shall not apply following the Price Protection Date.

Each share of convertible Series D-1 preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 70% of then-outstanding shares of convertible Series D-1 preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to June 5, 2019 at a price per share of at least $12.08.

Each share of convertible Series E preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 79% of then-outstanding shares of convertible Series E preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to February 14, 2020 at a price per share of at least $22.00.

The conversion price for convertible Series A, B, C, D, D-1, and E preferred stock is subject to adjustment from time to time for the effect of a stock split, stock dividend, or other similar distribution or in the case of certain recapitalizations or reorganizations. In the event we issue additional shares of common stock without consideration or for a consideration per share less than the applicable conversion price of a series of convertible Series A, B, C, D, D-1, and E preferred stock in effect on the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

date of and immediately prior to such issuance, the conversion price of the affected series of convertible Series A, B, C, D, D-1, and E preferred stock shall be reduced to a price determined by multiplying such conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares of common stock that the aggregated consideration received by us for the total number of additional shares of common stock so issued would purchase at such conversion price, and the denominator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of such additional shares of common stock so issued.

Voting

The holders of convertible Series A, B, C, D, D-1, and E preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which each share of convertible Series A, B, C, D, D-1 and E preferred stock is convertible. With respect to such vote, such holder has full voting rights and power equal to the voting rights of the holders of common stock, including to approve any merger, acquisition, or liquidation event.

Common Stock

In 2019, we sold 22.3 million shares of our common stock. The total transaction price of the common stock issued was $460.2 million.

In July 2019, we announced the commencement of a tender offer where we would purchase common stock and vested stock options at $20.00 per common share up to a maximum aggregate value of $525.0 million. The tender offer allowed each of our common stockholders, the majority of which are current and former employees, to sell up to 25% of common stock and vested stock options.

During the tender offer, certain employees and non-employees sold 13.9 million shares of common stock to us at $20.00 per share, which represented the estimated fair value of our outstanding common stock at the times of sale. The repurchased shares were retired as of December 31, 2019. The total transaction price of common stock repurchased as part of the tender offer was $277.1 million.

Separate from the tender offer, we repurchased an additional 0.4 million shares of common stock in the year ended December 31, 2019. The repurchased shares were retired as of December 31, 2019. The total transaction price of the common stock repurchased was $9.3 million.

We also retired an additional $101.7 million of our treasury stock as of December 31, 2019. Based on guidance from ASC 505-30, Treasury Stock, we may account for repurchases of our common stock as treasury stock or retire them. Further, when we retire treasury stock or repurchase for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), we have elected to allocate the excess amount paid to repurchase our shares to additional paid-in capital. Accordingly, we recognized the $388.1 million in excess amount paid to repurchase our shares to additional paid-in capital as of December 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Compensation Plans

2009 Stock Plan

We grant options to purchase shares of our common stock pursuant to the terms of our 2009 Stock Plan, which was adopted by the Board of Directors on September 9, 2009. The 2009 Stock Plan provides for the issuance of stock-based awards to employees, including executive officers, and consultants. The 2009 Stock Plan permits the granting of incentive stock options, nonstatutory stock options, and restricted stock. The 2009 Stock Plan also provides for nonqualified stock options or common stock awards to be issued to employees and consultants.

The 2009 Stock Plan provides for incentive stock options to be granted to employees at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors, with the exception of certain members of executive management who own more than 10% of the outstanding common stock, in which case the option price will be 110% of such fair market value.

Options granted generally have a maximum term of 10 years from the grant date, are exercisable upon vesting unless otherwise designated for early exercise by the Board of Directors at the time of grant, and generally vest over a four-year period. Options exercised early are subject to the vesting provisions, and any unvested shares are subject to repurchase, at the original price, upon termination of employment, death, or disability. As of December 31, 2018 and 2019, there were no shares subject to repurchase under the 2009 Stock Plan and no options granted outside the plan (nonplan options) related to early exercise options.

As of December 31, 2019, we have reserved a total of 69,853,240 shares of common stock under the 2009 Stock Plan, of which none were available for grant.

2019 Stock Plan

In succession to the 2009 Stock Plan, our board of directors approved our 2019 Stock Plan in September 2019. The 2019 Stock Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash awards to employees, consultants, and directors.

The exercise price of stock options granted under the 2019 Stock Plan must be at least equal to the fair market value of a share of stock on grant date and the exercise price of incentive stock options granted to any participant, who owns more than 10% of the total voting power of all classes of our outstanding stock, must be at least 110% of the fair market value on the grant date.

The term of a stock option and stock appreciation right may not exceed 10 years, except with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option may not exceed five years.

As of December 31, 2019, approximately 7,021,882 shares were reserved under the 2019 Stock Plan, of which 726,482 were available for grant.

Employee 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. U.S. full-time employees qualify for participation in the plan. Contribution to the plan is under our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

discretion. For the years ended December 31, 2018 and 2019, we contributed and expensed $4.0 million and $5.9 million, respectively, to the plan.

Defined Contribution Pension Plan

For other operations outside the US, we have a defined contribution pension plan. We contribute up to 10% of total salary into the plan annually when employees contribute to the plan. For the years ended December 31, 2018 and 2019, we contributed and expensed $6.0 million and $7.1 million, respectively, to the plan.

11. Stock-Based Compensation

We recorded stock-based compensation expense related to grants to employees in our consolidated statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019 as follows (in thousands):

	Year Ended December 31,
	2018	2019
Cost of revenue	$2,777	$3,198
Research and development	9,514	13,521
Sales and marketing	3,916	6,124
General and administrative	4,418	8,116

Total stock-based compensation expense	$20,625	$30,959

As of December 31, 2018 and 2019, there is unrecognized compensation expense of $63.6 million and $117.0 million, respectively, to be recognized over the average remaining vesting period of 3.17 and 3.03 years, respectively. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain employees.

In November 2019, we entered into a separation agreement with our former Chief People Officer, who is engaged to our Chief Executive Officer (“CEO”). Our Board of Directors (excluding the CEO) approved the agreement providing for payment of her earned bonus, payment for coverage under COBRA or applicable state law until December 2020, standard release of claims against us and vesting acceleration in full and an extension of the exercise period of her outstanding equity awards. Stock-based compensation expense of $13.5 million in connection with the modified equity awards was recorded in general and administrative expense in the year ended December 31, 2019 related to this agreement, in addition to the amount shown in the table above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

A summary of our stock option activity under the 2009 and 2019 Stock Plan is as follows:

	Options Outstanding
	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)
Balance as of December 31, 2018	39,385,456	$3.44	7.34
Granted	10,966,544	$11.86
Exercised	(6,427,160)	$1.84
Forfeited, cancelled or expired	(1,196,660)	$6.20

Balance as of December 31, 2019	42,728,180	$5.77

Ending options exercisable,
December 31, 2019	21,507,820	$3.15	6.21
Vested and expected to vest,
December 31, 2019	42,728,180	$5.77	7.35

In 2014, we issued nonplan options to purchase 4,250,000 shares of common stock, 8,500,000 when taking into effect the 2017 stock split, to our Chief Executive Officer with an exercise price of $2.85 per share. These options vest over four years and were immediately exercisable. We accepted a promissory note receivable from our Chief Executive Officer in consideration for the early exercise of these nonplan options. The note receivable, totaling $12.1 million, bears interest at a rate of 1.72% and has a term of seven years. The promissory note receivable is considered nonrecourse. Due to the nonrecourse nature of the notes, the resulting exercise of the nonplan options was determined to not be substantive. Therefore, we did not reflect the exercise of the stock options or the note receivable for accounting purposes on our consolidated balance sheets at the time the promissory note was executed. The shares issued are considered restricted until the note is repaid.

During 2016, $4.2 million of the note was partially repaid and an amended promissory note was put in place for an amount of $8.0 million bearing interest at a rate of 1.72% and with a remaining term of five years. For accounting and reporting purposes, the partial repayment of the note was considered to be an exercise of stock options of $4.2 million. There have been no subsequent amendments.

The aggregate pretax intrinsic value of options exercised during the years ended December 31, 2018 and 2019 was $13.9 million and $92.0 million, respectively. The intrinsic value is the difference between the estimated fair value of our common stock on the date of exercise and the exercise price for in-the-money options. The weighted-average grant-date fair value of options granted during the years ended December 31, 2018 and 2019 was $6.74 per share and $8.39 per share, respectively. The fair value of options vested during the years ended December 31, 2018 and 2019 was $20.7 million and $27.8 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions for employee grants:

	Year Ended December 31,
	2018	2019
Expected dividend yield	—	—
Risk-free interest rate	2.7% - 3.1%	1.6% - 2.5%
Expected volatility	34.5% - 35.4%	34.0% - 34.7%
Expected term (in years)	6.25	6.25
Fair value of underlying common stock	$11.86 - $12.50	$12.66 - $22.09

The expected term is based on the vesting terms, estimated exercise behavior, post-vesting cancellations and contractual terms of the awards. We do not plan to pay cash dividends in the foreseeable future; therefore, we used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect at the time of grant with maturities equal to the grant’s expected term. The expected volatility is based on historical volatility of peer companies. The fair value of common stock is estimated based on observable transactions in the secondary market.

Restricted Stock Units

In 2019, we granted 2.9 million RSUs, which are subject to both a service-based vesting condition, which is satisfied over four years, and a liquidity event vesting condition, which will be satisfied on the earlier of: (i) a change in control event or (ii) the completion of an initial public offering of common stock (collectively, an “Initial Event”). We have not recorded any stock-based compensation expense for the RSUs as of December 31, 2019 because an Initial Event has not occurred. If an Initial Event occurs in the future, we will record cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been satisfied prior to the Initial Event. If an Initial Event had occurred on December 31, 2019, we would have recorded cumulative stock-based compensation expense of $3.6 million, and we would expect to recognize the remaining $59.2 million of unrecognized stock-based compensation expense over a weighted-average period of 2.49 years. The total grant date fair value of the RSUs issued was $63.0 million.

Shares Reserved for Future Issuance

As of December 31, 2019, we have reserved shares of common stock for future issuance as follows:

Convertible preferred stock outstanding	95,899,214
Stock options outstanding	42,728,180
Restricted stock units outstanding	2,855,347
Stock options and RSUs available for grant	726,482

Total shares reserved for future issuance	142,209,223

We currently use authorized and unissued shares to satisfy share award exercises.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes

Loss before provision for income taxes consisted of the following for the years ended December 31, 2018 and 2019 (in thousands):

	Year Ended December 31,
	2018	2019
United States	$(23,852)	$(120,135)
Foreign	(108,776)	(33,107)

Total	$(132,628)	$(153,242)

The components of the provision for income taxes consists of the following for the years ended December 31, 2018 and 2019 (in thousands):

	Year Ended December 31,
	2018	2019
Current:
U.S. federal	$(152)	$331
State	170	108
Foreign	2,423	14,186

Total current tax expense (benefit)	2,441	14,625
Deferred:
U.S. federal	—	(6,746)
State	—	(1,147)
Foreign	(3,467)	3,216

Total deferred tax expense (benefit)	(3,467)	(4,677)

Total tax provision	$(1,026)	$9,948

Reconciliations of the income tax provision at the U.S. federal statutory tax rate to the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2018	2019
U.S. federal statutory tax rate	$(27,852)	$(32,181)
Changes in income taxes resulting from:
State tax expense, net of federal benefit	88	(1,040)
Foreign income taxed at different rates	21,799	24,354
Research and development credits	(2,814)	(5,756)
Stock-based compensation	3,222	(5,305)
Change in valuation allowance	(1,050)	21,008
Unrecognized tax benefits	4,572	7,773
Other	1,009	1,095

Total tax provision	$(1,026)	$9,948

Our income tax provision for the year ended December 31, 2019 was primarily driven by earnings of our foreign subsidiaries which are taxed at rates that differ from the U.S. federal statutory tax rate

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

including an $8.5 million tax expense related to intercompany transactions with a subsidiary. Additionally, we recognized an income tax benefit of $7.9 million as a result of a partial release of our valuation allowance against our U.S. deferred tax assets in connection with business combinations that occurred in the year ended December 31, 2019. Our income tax benefit for the year ended December 31, 2018 was primarily driven by losses in our foreign subsidiaries.

The types of temporary differences that give rise to significant portions of our deferred tax assets and liabilities as of December 31, 2018 and 2019 are set forth below (in thousands):

	As of December 31,
	2018	2019
Deferred tax assets:
Net operating losses	$60,164	$89,955
Tax credits	9,261	18,013
Accruals and reserves	6,622	8,303
Deferred revenue	2,290	3,949
Stock compensation	1,934	6,506
Other	—	14

Gross deferred tax assets	80,271	126,740
Valuation allowance	(70,577)	(123,412)

Total deferred tax assets	9,694	3,328

Deferred tax liabilities:
Depreciation and amortization	(3,749)	(4,890)
Other	(162)	—

Total deferred tax liabilities	(3,911)	(4,890)

Net deferred tax assets (liabilities)	$5,783	$(1,562)

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. We regularly assess the ability to realize our deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Due to the weight of objectively verifiable negative evidence, including our history of losses, we believe that it is more likely than not that our U.S. federal, certain state, and certain foreign deferred tax assets will not be realized as of December 31, 2018 and 2019, and as such, we have maintained a full valuation allowance against such deferred tax assets.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. In the event we determine that we will be able to realize all or part of our net deferred tax assets in the future, the valuation allowance against deferred tax assets will be reversed in the period in which we make such determination. The release of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is released. The valuation allowance against our U.S. federal, state and foreign deferred tax assets increased by $16.2 million and

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$52.8 million in the years ended December 31, 2018 and 2019, respectively. The increase in the valuation allowance in both of the years ended December 31, 2018 and 2019 was primarily related to tax losses for which insufficient positive evidence exists to support their realizability.

Our net operating loss carryforwards for U.S. federal, state, and foreign purposes were $128.5 million, $34.8 million and $334.5 million, respectively. The net operating loss carryforwards, if not utilized, will begin to expire in 2027. Our U.S. federal, state, and foreign research and development credit carryforwards were $14.9 million, $7.3 million and $0.6 million, respectively. The U.S. federal credit carryforwards, if not utilized, will begin to expire in 2032, while the California credit carryforwards have no expiration. The foreign credit carryforwards, if not utilized, will begin to expire in 2038.

Federal and state tax laws impose restrictions on the utilization of net operating loss and research and development credit carryforwards in the event of a change in ownership of our business as defined by the Internal Revenue Code, Sections 382 and 383. Under Section 382 and 383 of the Code, substantial changes in our ownership may limit the amount of net operating loss and research and development credit carryforwards that are available to offset taxable income. The annual limitation would not automatically result in the loss of net operating loss or research and development credit carryforwards but may limit the amount available in any given future period.

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits, excluding accrued net interest and penalties, is as follows (in thousands):

	As of December 31,
	2018	2019
Unrecognized tax benefits, beginning balance	$13,553	$23,980
Gross increases for tax positions taken in prior years	496	1,565
Gross decreases for tax positions taken in prior years	(589)	(6,239)
Gross increases for tax positions taken in current year	12,408	19,398
Reductions resulting from lapses of statutes of limitations	(1,463)	(1,258)
Foreign exchange gains and losses	(425)	(54)

Unrecognized tax benefits, ending balance	$23,980	$37,392

As of December 31, 2018 and 2019, we had unrecognized tax benefits of $24.0 million and $37.4 million, respectively, of which $7.1 million and $8.4 million would affect the effective tax rate if recognized. We recognize interest and penalties related to our unrecognized tax benefits within our provision for income taxes. The amount of interest and penalties accrued as of December 31, 2018 and 2019 were $1.6 million and $2.4 million, respectively, of which $0.5 million and $0.8 million was accrued in the years ended December 31, 2018 and 2019, respectively.

On July 24, 2018, the Ninth Circuit released an opinion on the appeal of the Tax Court ruling in the Altera Corp. v. Commissioner and overturned the opinion of the Tax Court. However, on August 7, 2018, this opinion was withdrawn by the Court because one of the Judges, Stephen Reinhardt, who had sided with the majority in overturning the Tax Court’s opinion, passed away. Although the Ninth Circuit opinion was withdrawn, we re-evaluated its position in light of this new information and determined that it was not at more likely than not level on this issue. As such, we placed a reserve for all open tax years in the U.S. and recorded $7.7 million of unrecognized tax benefit as of December 31, 2018.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019, we recorded an increase of $8.0 million in our unrecognized tax benefits related to the Altera Corp. v. Commissioner court case. Additionally, we recorded approximately $8.6 million in our unrecognized tax benefits for tax issues related to our intercompany transaction with our Finland subsidiary.

We are subject to taxation in the United States and various other state and foreign jurisdictions. The material jurisdictions in which we are subject to potential examination include the United States and Denmark. Our 2017 and subsequent tax years remain open to examination by the Internal Revenue Service. Our 2016 and subsequent tax years remain open to examination in Denmark.

We believe that adequate amounts have been reserved in accordance with ASC 740 for any adjustments to the provision for income taxes or other tax items that may ultimately result from examinations. The timing of the resolution, settlement, and closure of any audits is highly uncertain, and it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. Given the number of years remaining that are subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. If the taxing authorities prevail in the assessment of additional tax due, the assessed tax, interest, and penalties, if any, could have a material adverse impact on our financial position, results of operations, or cash flows.

13. Net Loss per Share of Common Stock

Basic net loss per share attributable to our common stockholders is computed using the weighted-average number of common shares outstanding during the period, less shares subject to repurchase. Diluted net loss per share is the same as basic net loss per share for both years presented because the effects of potentially dilutive items were antidilutive given our net loss in each period presented. Potentially dilutive common shares result from the assumed exercise of outstanding stock options and assumed vesting of outstanding RSUs, both using the treasury stock method.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2018	2019
Basic and diluted net loss per share
Numerator:
Net loss	$(131,602)	$(163,190)
Add: Deemed dividends representing excess paid over initial issuance price to repurchase convertible preferred stock	—	(110,241)

Net loss attributable to our common stockholders	(131,602)	(273,431)
Denominator:
Weighted-average common shares used in per share computation, basic and diluted	105,992	114,442

Net loss per share, basic and diluted	$(1.24)	$(2.39)

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the forms of antidilutive potential common shares excluded from the computation of diluted net loss per share for the following periods (in thousands):

	Year Ended December 31,
	2018	2019
Convertible preferred stock	96,993	95,899
Stock options	39,385	42,728
RSUs	—	2,849

Unaudited Pro Forma Net Loss per Share

The calculation of pro forma net loss per share attributable to common stockholders gives effect to the conversion of the Company’s convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later.

The calculation of net loss used in computing pro forma net loss per share in the table below gives effect to the stock-based compensation expense of $3.6 million the Company would have recognized if an Initial Event had occurred at the beginning of the most recently completed fiscal year.

The following table presents the calculation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 (in thousands, except per share data):

Year ended December 31, 2019
Numerator:
Net loss attributable to our common stockholders	$(163,190)
Pro forma adjustment to reflect stock-based compensation expense recognized from assumed vesting of RSUs	(3,649)

Net loss used in calculating pro forma loss per share attributable to our common stockholders, basic and diluted	$(166,839)

Denominator:
Weighted-average common shares used in per share computation, basic and diluted	114,442
Pro forma adjustment to reflect assumed conversion of outstanding convertible preferred stock	98,996

Weighted-average common shares used in pro forma per share computation, basic and diluted	213,438

Pro forma net loss per share attributable to our common stockholders, basic and diluted	$(0.78)

14. Subsequent Events

We have evaluated the impact of all subsequent events from December 31, 2019 through April 28, 2020, which is the date the consolidated financial statements were available to be issued, and have determined that, other than the transactions discussed below, there were no subsequent events requiring adjustment or disclosure in our consolidated financial statements.

UNITY SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, an outbreak of a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Currently, no fully effective vaccines have been developed and we cannot assure you that an effective vaccine can be discovered in time to not cause a significant global economic disruption resulting from countries’ measures to mitigate the effect of this global pandemic. While our results of operations, cash flows, or financial condition have not been adversely impacted to date, the spread of this virus has caused general business disruption worldwide beginning in January 2020. While the business disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions or the possibility of other effects on our business. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition.

In January 2020, we authorized the issuance and sale of 4.5 million shares of common stock to existing investors at a price of $22.00 per share. The total transaction price of the common stock issued was $100.0 million.

In March 2020, we gave notice to our applicable lenders requesting to borrow the full $125.0 million amount under our Revolving Facility as a Eurodollar borrowing effective as of March 31, 2020.

In March 2020, we authorized the sale and issuance of an additional 7.7 million shares of convertible Series E preferred stock, which were authorized at a purchase price of $22.00 per share. 6.8 million of these shares were issued on March 31, 2020, all of which are issued and outstanding as of the date these consolidated financial statements were issued. Total proceeds, net of issuance costs, was $150.0 million. We are planning to use the proceeds from the sale of the shares for general working capital purposes.

In April 2020, we signed an agreement to purchase Finger Food Advanced Technology Group, a company that creates developer applications on top of ours for a variety of industries, such as automotive, construction, gaming and retail. The total amount of purchase consideration is approximately $55.0 million payable in a combination of cash and our common stock.

15. Subsequent Events (Unaudited)

In April 2020, we completed the purchase of Finger Food Advanced Technology Group. The total amount of purchase consideration is $46.8 million payable in a combination of cash and our common stock.

In June 2020, our Chief Executive Officer fully repaid the $8.0 million principal balance and $0.9 million in related interest of the promissory note that we issued in 2016. For accounting and reporting purposes, the repayment of the note was considered to be an exercise of stock options of $8.9 million.

In June 2020, we signed an agreement to purchase a company that designs and develops version control technology for a variety of industries. The acquisition is expected to close in the third quarter of the year ending December 31, 2020 and will not be significant individually.

In September 2020, we entered into an agreement to issue 750,000 shares of our common stock to a charitable foundation contingent upon the completion of our initial public offering. We expect to recognize a one-time charge of approximately $34.5 million in the third quarter of 2020 related to this agreement. The actual expense recognized may differ as it will be measured based on the fair value of our common stock at the time of donation.

UNITY SOFTWARE INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

(Unaudited)

	As of
	December 31, 2019	June 30, 2020	Pro Forma June 30, 2020 (unaudited)
Assets
Current assets:
Cash	$129,959	$453,258
Accounts receivable, net of allowances of $9,052 and $4,618 as of December 31, 2019 and June 30, 2020, respectively	204,898	219,479
Prepaid expenses	23,142	27,715
Other current assets	9,418	21,251

Total current assets	367,417	721,703
Property and equipment, net	78,976	86,984
Operating lease right-of-use assets	—	116,011
Goodwill	218,305	263,050
Intangible assets, net	62,034	57,820
Restricted cash	17,137	22,409
Other assets	18,991	21,107

Total assets	$762,860	$1,289,084

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$10,706	$12,258
Accrued expenses and other current liabilities	66,463	71,279
Publisher payable	137,664	139,335
Income and other taxes payable	35,715	40,416
Deferred revenue	85,980	92,627
Operating lease liabilities	—	25,887

Total current liabilities	336,528	381,802
Long-term debt	—	124,449
Long-term deferred revenue	10,596	14,963
Long-term operating lease liabilities	—	106,651
Other long-term liabilities	21,825	13,804

Total liabilities	368,949	641,669
Commitments and contingencies (Note 9)
Stockholders’ equity:
Convertible preferred stock, $0.000005 par value; 102,674 and 110,337 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 95,899 and 102,717 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively; no shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	686,559	836,529	—
Common stock, $0.000005 par value; 300,000 and 330,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 123,261 and 135,649 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively; 238,367 shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	1	1	2
Additional paid-in capital	226,173	383,871	1,248,524
Accumulated other comprehensive loss	(3,632)	(3,709)	(3,709)
Accumulated deficit	(515,190)	(569,277)	(597,402)

Total stockholders’ equity	393,911	647,415	647,415

Total liabilities and stockholders’ equity	$762,860	$1,289,084

See accompanying Notes to Condensed Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Revenue	$129,373	$184,331	$252,765	$351,325
Cost of revenue	29,049	40,432	62,151	72,300

Gross profit	100,324	143,899	190,614	279,025

Operating expenses
Research and development	64,272	85,108	118,798	166,859
Sales and marketing	40,647	43,716	78,763	86,975
General and administrative	28,078	39,920	53,410	77,473

Total operating expenses	132,997	168,744	250,971	331,307

Loss from operations	(32,673)	(24,845)	(60,357)	(52,282)
Interest expense	—	(656)	—	(788)
Interest income and other income (expense), net	512	(662)	(686)	1,194

Loss before provision for income taxes	(32,161)	(26,163)	(61,043)	(51,876)
Provision for income taxes	2,887	1,188	6,019	2,211

Net loss	(35,048)	(27,351)	(67,062)	(54,087)
Other comprehensive loss, net of taxes:
Change in foreign currency translation adjustment	(172)	18	(64)	(77)

Comprehensive loss	$(35,220)	$(27,333)	$(67,126)	$(54,164)

Basic and diluted net loss per share:
Net loss per share attributable to our common stockholders, basic and diluted	$(0.31)	$(0.21)	$(0.61)	$(0.42)

Weighted-average shares used in per share calculation attributable to our common stockholders, basic and diluted	111,646	129,826	109,706	128,804

Pro forma net loss per share attributable to our common stockholders, basic and diluted				$(0.34)

Pro forma weighted-average shares outstanding used in per share calculation attributable to our common stockholders, basic and diluted				228,210

See accompanying Notes to Condensed Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Three Months Ended June 30, 2019
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at March 31, 2019	96,992,575	$600,114	108,139,154	$1	$83,761	$(3,369)	$(384,014)	$296,493
Issuance of common stock	—	—	5,000,000	—	100,000	—	—	100,000
Issuance of common stock from exercise of stock options	—	—	780,863	—	1,743	—	—	1,743
Common stock issued in connection with acquisitions	—	—	269	—	4	—	—	4
Issuance of convertible Series E preferred stock, net of issuance costs	5,681,818	124,918	—	—	—	—	—	124,918
Stock-based compensation expense	—	—	—	—	8,227	—	—	8,227
Net loss	—	—	—	—	—	—	(35,048)	(35,048)
Foreign currency translation adjustment	—	—	—	—	—	(172)	—	(172)

Balance at June 30, 2019	102,674,393	$725,032	113,920,286	$1	$193,735	$(3,541)	$(419,062)	$496,165

	Three Months Ended June 30, 2020
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Three Months Ended June 30, 2020
	Shares	Amount	Shares	Amount
Balance at March 31, 2020	102,717,396	$836,529	128,569,006	$1	$338,183	$(3,727)	$(541,926)	$629,060
Issuance of common stock from exercise of stock options	—	—	392,693	—	1,507	—	—	1,507
Issuance of common stock from exercise of stock options in connection with nonrecourse promissory note	—	—	5,656,927	—	8,856	—	—	8,856
Common stock issued in connection with acquisitions	—	—	1,030,711	—	23,362	—	—	23,362
Stock-based compensation expense	—	—	—	—	11,963	—	—	11,963
Net loss	—	—	—	—	—	—	(27,351)	(27,351)
Foreign currency translation adjustment	—	—	—	—	—	18	—	18

Balance at June 30, 2020	102,717,396	$836,529	135,649,337	$1	$383,871	$(3,709)	$(569,277)	$647,415

See accompanying Notes to Condensed Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—CONTINUED

(in thousands, except share data)

(Unaudited)

	Six Months Ended June 30, 2019
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	96,992,575	$600,114	107,068,886	$1	$173,214	$(3,477)	$(352,000)	$(101,725)	$316,127
Issuance of common stock	—	—	5,000,000	—	100,000	—	—	—	100,000
Issuance of common stock from exercise of stock options	—	—	1,502,661	—	3,061	—	—	—	3,061
Common stock issued in connection with acquisitions	—	—	348,739	—	4,409	—	—	—	4,409
Retirement of treasury sock	—	—	—	—	(101,725)	—	—	101,725	—
Issuance of convertible Series E preferred stock, net of issuance costs	5,681,818	124,918	—	—	—	—	—	—	124,918
Stock-based compensation expense	—	—	—	—	14,776	—	—	—	14,776
Net loss	—	—	—	—	—	—	(67,062)	—	(67,062)
Foreign currency translation adjustment	—	—	—	—	—	(64)	—	—	(64)

Balance at June 30, 2019	102,674,393	$725,032	113,920,286	$1	$193,735	$(3,541)	$(419,062)	$—	$496,165

See accompanying Notes to Condensed Consolidated Financial Statements.

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—CONTINUED

(in thousands, except share data)

(Unaudited)

	Six Months Ended June 30, 2020
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	95,899,214	$686,559	123,261,024	$1	$226,173	$(3,632)	$(515,190)	$—	$393,911
Issuance of common stock	—	—	4,545,455	—	100,000	—	—	—	100,000
Issuance of common stock from exercise of stock options	—	—	1,160,220	—	3,936	—	—	—	3,936
Issuance of common stock from exercise of stock options in connection with nonrecourse promissory note	—	—	5,656,927	—	8,856	—	—	—	8,856
Common stock issued in connection with acquisitions	—	—	1,030,711	—	23,362	—	—	—	23,362
Purchase and retirement of treasury stock	—	—	(5,000)	—	(110)	—	—	—	(110)
Issuance of convertible Series E preferred stock, net of issuance costs	6,818,182	149,970	—	—	—	—	—	—	149,970
Stock-based compensation expense	—	—	—	—	21,654	—	—	—	21,654
Net loss	—	—	—	—	—	—	(54,087)	—	(54,087)
Foreign currency translation adjustment	—	—	—	—	—	(77)	—	—	(77)

Balance at June 30, 2020	102,717,396	$836,529	135,649,337	$1	$383,871	$(3,709)	$(569,277)	$—	$647,415

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2019	2020
Operating activities
Net loss	$(67,062)	$(54,087)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,322	20,010
Amortization of debt issuance costs	—	66
Loss on disposition of property and equipment	—	464
Stock-based compensation expense	14,776	21,654
Impairment of assets	—	863
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(5,359)	(8,828)
Prepaid expenses	(3,870)	(4,870)
Other current assets	(864)	(11,837)
Operating lease right-of-use assets	—	12,008
Deferred tax, net	(7,254)	114
Other assets	(3,082)	(309)
Accounts payable	(5,167)	1,205
Accrued expenses and other current liabilities	(5,034)	5,819
Publisher payable	24,176	1,671
Income and other taxes payable	12,250	(3,400)
Operating lease liabilities	—	(12,065)
Other long-term liabilities	3,930	5,173
Deferred revenue	9,482	10,930

Net cash used in operating activities	(19,756)	(15,419)

Investing activities
Purchase of property and equipment	(9,805)	(19,275)
Acquisition of intangible assets	—	(750)
Business acquisitions, net of cash acquired	(117,207)	(23,338)

Net cash used in investing activities	(127,012)	(43,363)

Financing activities
Proceeds from revolving credit facility	—	125,000
Payment of debt issuance costs	—	(247)
Proceeds from issuance of convertible preferred stock, net of issuance costs	124,918	149,970
Proceeds from issuance of common stock	100,000	100,000
Purchase and retirement of treasury stock	—	(110)
Proceeds from exercise of stock options	3,061	3,936
Proceeds from exercise of stock options in connection with nonrecourse promissory note	—	8,856

Net cash provided by financing activities	227,979	387,405

Effect of foreign exchange rate changes on cash and restricted cash	(40)	(52)

Increase in cash and restricted cash	81,171	328,571
Cash and restricted cash, beginning of period	273,273	147,096

Cash and restricted cash, end of period	$354,444	$475,667

UNITY SOFTWARE INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2019	2020
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$723
Cash paid for income taxes, net of refunds	$3,482	$9,453
Supplemental disclosures of non-cash investing activities:
Fair value of common stock issued as consideration for business acquisitions	$4,409	$23,126
Fair value of common stock issued as consideration for acquisition of intangible assets	$—	$236
Accrued property and equipment	$62	$3,180

The below table provides a reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets to the total of the same amounts shown on the condensed consolidated statements of cash flows (in thousands):

	As of
	December 31, 2019	June 30, 2020
Cash	$129,959	$453,258
Restricted cash	17,137	22,409

Total cash and restricted cash	$147,096	$475,667

See accompanying Notes to Condensed Consolidated Financial Statements.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

We were founded as Over the Edge Entertainment in Denmark in 2004. We reorganized as a Delaware corporation on May 28, 2009 as Unity Software Inc. (collectively referred to with its wholly-owned subsidiaries as “we,” “our” or “us,”). We provide a comprehensive set of software solutions to create, run and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices, among others.

We are headquartered in San Francisco, California and have operations in the United States, Denmark, Belgium, Lithuania, Colombia, Canada, China, Finland, Sweden, Germany, France, Japan, the United Kingdom, Ireland, South Korea, and Singapore.

We market our solutions directly through our online store and field sales operations in North America, Denmark, Finland, the United Kingdom, Germany, Japan, China, Singapore, and South Korea and indirectly through independent distributors and resellers worldwide.

Basis of Presentation and Consolidation

We prepared the accompanying unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. The condensed consolidated financial statements include the accounts of Unity Software Inc. and its wholly-owned subsidiaries. We have eliminated all intercompany balances and transactions. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair presentation of our results of operations, financial position, cash flows, and stockholders’ equity. All such adjustments are of a normal, recurring nature. The results of operations for the three and six months ended June 30, 2020 shown in this report are not necessarily indicative of the results to be expected for the full year ending December 31, 2020. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2019, other than the adoption of accounting pronouncements as described below under the heading “Leases” and in Note 2, “Summary of Accounting Pronouncements,” of the Notes to Condensed Consolidated Financial Statements.

Unaudited Pro Forma Balance Sheet

Immediately prior to the completion of the Company’s initial public offering, all of the outstanding shares of its convertible preferred stock will automatically convert into 102,717,396 shares of common stock, based on the 102,717,396 shares of convertible preferred stock outstanding as of June 30, 2020. This conversion is reflected in the unaudited pro forma balance sheet as of June 30, 2020, which also reflects an increase to additional paid-in capital and accumulated deficit related to the recognition of $28.1 million of stock-based compensation expenses associated with RSUs subject to

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

service-based and liquidity event vesting conditions. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from the unaudited pro forma balance sheet information.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. For us, these estimates include, but are not limited to, revenue recognition, allowances for doubtful accounts, useful lives of fixed assets, income taxes, valuation of deferred tax assets and liabilities, valuation of intangible assets, useful lives of intangible assets, assets acquired and liabilities assumed through business combinations, fair value of our common stock, valuation of stock-based compensation, capitalization of software costs and software implementation costs, customer life for capitalized commissions, and other contingencies, among others. Actual results could differ from those estimates, and such differences could be material to our financial position and results of operations.

Revenue Recognition

Adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”)

Effective in the first quarter of the year ended December 31, 2018, we early adopted Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” and the subsequent and related amendments (including ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20) (collectively, “new revenue standard”). The new revenue standard replaces most existing revenue recognition guidance in GAAP and permits the use of either full retrospective or modified retrospective transition method.

We adopted the new revenue standard using the modified retrospective method of transition and applied the new standard to contracts that were not completed as of the adoption date. Adoption of the new revenue standard did result in a material change to our revenue recognition policy. We recognized a decrease of $22.4 million to the opening balance of “Accumulated deficit” as of January 1, 2018 as a result of the adoption, primarily due to the transition of the standard for our Strategic Partnerships revenue. Under the new revenue standard, we recognize Strategic Partnerships revenue over time using the input method for one combined performance obligation.

Revenue Recognition Policy

With the adoption of Topic 606, revenue is recognized upon the transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

We evaluate and recognize revenue by:

•	Identifying the contract(s) with the customer;

•	Identifying the performance obligation(s) in the contract(s);

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

•	Determining the transaction price;

•	Allocating the transaction price to performance obligation(s) in the contract(s); and

•	Recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (“transfer of control”).

The five-step model requires us to make significant estimates in situations where we are unable to establish stand-alone selling price based on various observable prices using all information that is reasonably available. Observable inputs and information we use to make these estimates include historical internal pricing data and cost plus margin analysis.

We generate revenue through three sources: (1) Create Solutions, which is comprised of our create solution subscription offerings and professional services; (2) Operate Solutions, which includes the operation of a monetization platform that allows publishers to sell their advertising inventory on our advertising network, cloud-based services, and enterprise game server hosting; and (3) Strategic Partnerships and Other, which are primarily arrangements with strategic hardware, operating system, device, game console and other technology providers for the customization and development of our software to enable interoperability with these platforms. We recognize revenue as our contractual performance obligations are satisfied. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to receive in exchange for promised goods or services, to each of the distinct performance obligations based on their estimated relative standalone selling prices.

Create Solutions

Create Solutions Subscriptions

Our subscriptions, mainly consisting of Unity Pro and Unity Plus (collectively, the “Create Solutions subscriptions”) are a fully integrated content development solution that enable customers to build interactive or media-based applications. These Create Solutions subscriptions provide customers with the rights to a software license with embedded cloud functionality and multi-platform support. Significant judgment is required to determine the level of integration and interdependency between individual promises of the Create Solutions subscriptions. This determination influences whether the software is considered distinct and accounted for separately as a license performance obligation recognized at a point in time, or not distinct and accounted for together with other promises in the Create Solutions subscriptions as a single performance obligation recognized over time. Under Topic 606, we have concluded that the software license is not distinct from the multi-platform support as they are highly interdependent and interrelated considering the significant two-way dependency between the promises. Although the promise to the embedded cloud functionality represents separate performance obligations under Topic 606, we have accounted for these obligations as if they are a single performance obligation that includes the software license and the multi-platform support because the cloud functionality has the same pattern of transfer to the customer over the duration of the subscription term.

The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our Create Solutions subscriptions to the customer, and we do not have material variable consideration. We recognize the single performance obligation ratably over the contract term beginning when the license key is delivered.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Enterprise customers may purchase an enhanced support offering (“Enterprise Support”) that is sold separately from the Create Solutions subscriptions, and is capable of being distinct, and distinct within the context of the contract due to its separate utility. Enterprise Support is generally billed in advance and is recognized ratably over the support term as we have a stand-ready performance obligation over the support term. When an arrangement includes Enterprise Support and Create Solutions subscriptions, which have the same pattern of transfer to the customer (the services transfer to the customer over the same period), we account for those performance obligations as if they are a single performance obligation. If an arrangement includes Enterprise Support and Create Solutions subscriptions that do not have the same pattern of transfer, we allocate the transaction price to the distinct performance obligations and recognizes them ratably over their respective terms.

Create Solutions subscriptions typically have a term of one to three years and are generally billed in advance and recognized ratably over the term.

Professional Services

Our professional services revenue is primarily composed of consulting, integration, training, and custom application and workflow development. Professional services may be billed in advance or on a time and materials basis and we recognize the related revenue as services are rendered.

We typically invoice our customers up front or when promised services are delivered, and the payment terms vary by customer type and location. The term between billing and payment due dates is not significant. As a result, we have determined that our contracts do not include significant financing component.

Customer billings related to taxes imposed by and remitted to governmental authorities on revenue-producing transactions are reported on a net basis.

Operate Solutions

Monetization

We generate advertising revenue through our monetization solutions, including the Unified Auction, which allows publishers to sell the available advertising inventory from their mobile applications to advertisers. We enter into contracts with both advertisers and publishers to participate in the Unified Auction. For advertisements placed through the Unified Auction, we evaluate whether we are the principal (i.e., report revenue on a gross basis) or the agent (i.e., report revenue on a net basis). The evaluation to present revenue on a gross versus net basis requires significant judgment. We have concluded that the publisher is our customer and we are the agent in facilitating the fulfillment of the advertising inventory in the Unified Auction primarily because we do not control the advertising inventory prior to the placement of an advertisement. As the operator of the Unified Auction, our role is to enable the publisher to monetize its advertising inventory with the advertiser based on the bid/ask price from the auction. We do not control the outcome of the bids and do not have pricing latitude in the transaction. Based on these and other factors, we report advertising revenue based on the net amount retained from the transaction which is our revenue share. Advertising revenue is recognized at a point in time when control is transferred to the customer. This occurs when a user installs an application after seeing an advertisement contracted on a cost-per-install basis or when an advertisement starts

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

on a cost-per-impression basis. Typically, we do not retain a share of the revenue generated through Unity IAP (“In-App Purchases”). Publisher payables represent amounts earned by publishers in the Unified Auction and are presented as a reduction of revenue in our condensed consolidated statements of operations and comprehensive loss. Payment terms are contractually defined and vary by publisher and location.

Cloud and Hosting Services

We provide cloud-based services as well as enterprise hosting (“Hosting Services”) to developers that develop and operate multiuser/multiplayer games and applications through a combination of hardware server and cloud-based infrastructure and services. The Hosting Services facilitate the connection of end-users, and allow content game operators to monitor network traffic. Our cloud-based services provide our customers with tools and services to develop and operate live games and applications, including voice chat services. We primarily sell these services on a fixed fee or usage-based model with fixed fees billed monthly in advance and usage fees billed monthly in arrears. We recognize revenue ratably over the contractual service term for fixed fee arrangements as we have a stand-ready performance obligation that is generally fulfilled evenly throughout the hosting period. We recognize revenue for usage-based arrangements as services are provided.

Strategic Partnerships and Other

We enter into strategic contracts with owners of hardware, operating system, device, game console and other technology providers to customize our software licenses to enable interoperability with these platforms (“Strategic Partnerships”). This allows customers using our Create Solutions subscriptions to build and publish content to more than one platform without having to write platform-specific code. We consider these strategic partners as our customers and generally provide them with the following promises in our contracts: (i) development and customization of our software to integrate with the customer’s platform and (ii) post-integration ongoing support and updates.

We generally view these promises as one single performance obligation as they are not distinct within the context of the contract. This is because the customized software license that is integrated with the customer’s platform requires continuous updates that are critical to the utility of the customized software.

The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. We do not have material variable consideration. When Strategic Partnerships contain non-monetary consideration, we measure and record the transaction price at the estimated fair value of the non-cash consideration received from the customer. Typically, we recognize revenue for these contracts over time as service is performed using the input method to measure progress of the satisfaction of the performance obligation.

Certain Strategic Partnerships also require the customer to pay sales-based royalties based on the sales of games on the Strategic Partner platform that incorporate our customized software. Since customized software intellectual property is the predominant item to which royalty relates, we recognize revenue for sales-based royalties when the later of the subsequent sale or usage occurs, or the performance to which some or all of the sales-based royalty has been allocated has been satisfied. We record revenue under these arrangements for the amounts due to us based on estimates of the sales of these customers and pursuant to the terms of the contracts.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Strategic Partnerships are typically multi-year arrangements where customers make payments commensurate with milestones accomplished with respect to the development and integration service or pay in advance on a quarterly basis.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets relate to performance completed in advance of scheduled billings. The primary changes in our contract assets and contract liabilities are due to our performance under the contracts and billings.

Contract assets (unbilled receivables) included in accounts receivable are recorded when revenue is recognized in advance of customer invoicing. Unbilled receivables totaled $24.6 million and $19.9 million as of December 31, 2019 and June 30, 2020, respectively. Contract liabilities (deferred revenue) relate to payments received in advance of performance under the contract. Revenue recognized during the three and six months ended June 30, 2020 that was included in the deferred revenue balances at January 1, 2020 and April 1, 2020 was $56.6 million and $34.6 million, respectively. The satisfaction of performance obligations typically lags behind payments received under contract from customers, which may lead to an increase in our deferred revenue balance over time.

Remaining Performance Obligations

As of June 30, 2020, we had total remaining performance obligations of $171.3 million, which represents the total contract transaction price allocated to undelivered performance obligations primarily for Create Solutions subscriptions, Enterprise Support, and Strategic Partnership contracts, which are generally recognized over the next three years. Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. This amount excludes contracts with an original expected term of one year or less and contracts for which we recognize revenue in the amount and in the same period in which we invoice for services performed. We expect to recognize $85.7 million or 50% of this revenue during the next 12 months. We expect to recognize the remaining $85.6 million or 50% of this revenue thereafter.

Sales Commissions

We consider internal sales commissions as potential incremental costs of obtaining the contract with a customer. We apply a practical expedient to expense incremental costs incurred if the period of the benefit is one year or less. Incremental costs that have a period of benefit greater than one year are capitalized and amortized over the estimated period of benefit. Capitalized commissions, net of amortization, are included in other current assets and other assets on our condensed consolidated balance sheets. We capitalized $0 and $3.0 million of sales commissions for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively.

Capitalized commissions, net of amortization, included in other current assets and other assets were $0 as of December 31, 2019. As of June 30, 2020, capitalized commissions, net of amortization, included in other current assets and other assets were $1.0 million and $1.6 million, respectively.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Capitalized commissions are amortized over the expected period of benefit, which we have determined, based on analysis, to be three years. Amortization of capitalized commissions are included in sales and marketing expenses on our condensed consolidated statements of operations and comprehensive loss. For the three months ended June 30, 2019 and 2020, we amortized $0 and $0.2 million of capitalized commissions, respectively. For the six months ended June 30, 2019 and 2020, we amortized $0 and 0.4 million of capitalized commissions, respectively. We did not incur any impairment losses for the six months ended June 30, 2019 and 2020.

Cost of Revenue

Cost of revenue for the delivery of software tools, support, updates and advertising consists primarily of hosting expenses, personnel costs (including salaries, stock-based compensation, and benefits) for employees associated with our product support and professional services organizations, credit card fees, third party license fees, and allocated shared costs, including facilities, information technology, and security costs, as well as amortization of related capitalized software costs and depreciation of related property and equipment.

Concentrations

As of December 31, 2019 and June 30, 2020, no individual customer represented 10% or more of the aggregate receivables. For the three and six months ended June 30, 2019 and 2020, no individual customer represented 10% or more of total revenue.

Leases

We account for leases in accordance with Topic 842, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. We adopted Topic 842 along with all subsequent ASU clarifications and improvements that are applicable to us on January 1, 2020 using the modified retrospective transition method and used the effective date as the date of initial application. Consequently, financial information is not updated and the disclosures required under Topic 842 are not provided for dates and periods prior to January 1, 2020. Topic 842 provides a number of optional practical expedients in transition. We elected the “package of practical expedients,” which permits us to not reassess under Topic 842 our prior conclusions about lease identification, lease classification and initial direct costs. We also made a policy election not to separate lease and non-lease components for each of our existing underlying asset classes; therefore we will account for lease and non-lease components as a single lease component.

We determine if a contract contains a lease based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized as the lease liability, adjusted for lease incentives received and prepayments made. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate (“IBR”) because the interest rate implicit in most of our leases is not readily determinable. The IBR is a hypothetical rate based on our understanding of

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

what our credit rating would be. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in our lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

Upon adoption of Topic 842, we recognized ROU assets of $105.1 million and liabilities for operating leases of $120.5 million as of January 1, 2020.

2. Summary of Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), and subsequent amendments in July 2018, that will supersede the existing lease guidance, including on-balance sheet recognition of operating leases for lessees. Under this update, lessees are required to provide enhanced disclosures and recognize a lease liability and a right-of-use asset for most leases. We elected to not include leases that have a duration of 12 months or less on our condensed consolidated balance sheet. We adopted this update on January 1, 2020. Refer to Note 1, “Description of Business and Summary of Significant Accounting Policies,” of the Notes to Condensed Consolidated Financial Statements for information on the impact on our condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This update modifies the disclosure requirements on fair value measurements. We adopted this update on January 1, 2020. There was no material impact on our condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including trade receivables. This update replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The new impairment methodology eliminates the probable initial recognition threshold and, instead, estimates the expected credit losses in consideration of past events, current conditions and forecasted information. This update becomes effective and will be adopted by us in the first quarter of the year ending December 31, 2021. We are currently evaluating the impact of this update on our consolidated financial statements. The effect on our consolidated financial statements will largely depend on the composition and credit quality of our trade receivables, as well as the economic conditions at the time of adoption.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3. Revenue

Disaggregation of Revenue

Revenue by Source

The following table presents our revenue disaggregated by source (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Create Solutions	$39,666	$55,091	$77,570	$101,787
Operate Solutions	69,126	112,513	137,082	216,881
Strategic Partnerships and Other	20,581	16,727	38,113	32,657

Total revenue	$129,373	$184,331	$252,765	$351,325

Additional information regarding our revenue by source is discussed under the heading “Revenue Recognition Policy” in Note 1, “Description of Business and Summary of Significant Accounting Policies,” of the Notes to Condensed Consolidated Financial Statements.

Revenue by Geographic Area

The following table presents our revenue disaggregated by geography, based on the invoice address of our customers (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
United States	$41,382	$47,165	$76,982	$85,677
Greater China(1)	14,743	24,061	27,092	47,329
EMEA(1)	41,678	68,380	87,134	132,119
APAC(1)	24,080	35,278	48,936	64,996
Other Americas(1)	7,490	9,447	12,621	21,204

Total revenue	$129,373	$184,331	$252,765	$351,325

(1)

Greater China includes China, Hong Kong and Taiwan. Regions represent Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, excluding Greater China (“APAC”); and Canada and Latin America (“Other Americas”). No individual country, other than those disclosed above, exceeded 10% of our total revenue for any period presented.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

4. Acquisitions

Acquisitions are accounted for in accordance with FASB ASC Topic No. 805, Business Combinations, and the revenue and earnings of the acquired businesses have been included in our results from the respective dates of the acquisitions and were not material to our condensed consolidated financial statements.

The total purchase price allocated to the net assets acquired is assigned based on the fair values as of the date of acquisition. The fair value assigned to identifiable intangible assets acquired was determined using the income approach and the cost approach. We believe that these identified intangible assets will have no residual value after their estimated economic useful lives. The identifiable intangible assets are subject to amortization on a straight-line basis as this best approximates the benefit period related to these assets.

The excess of the purchase price over the identified tangible and intangible assets, less liabilities assumed, is recorded as goodwill.

For certain 2019 and 2020 acquisitions, the fair values of assets acquired and liabilities assumed, including current income taxes payable and deferred taxes, may change over the measurement period as additional information is received and certain tax returns are finalized. Accordingly, the provisional measurements of fair value of the current income taxes payable and deferred taxes are subject to change. We expect to finalize the valuation as soon as practicable, but not later than one year from the respective acquisition dates.

2020 Acquisitions

Finger Food

In April 2020, we completed the acquisition of 100% of the issued share capital of Finger Food Studios Inc. (“Finger Food”) for consideration of $46.8 million payable in a combination of $23.6 million in cash and $23.1 million of our common stock. The total purchase price includes 1,030,711 common shares issued by us.

Finger Food creates developer applications on top of our solutions for a variety of industries, such as automotive, construction, gaming and retail. The acquisition of Finger Food was strategic in nature as we look to create repeatable solutions from Finger Food’s projects and apply the know-how of customer engagement to our offerings.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes the consideration paid for Finger Food and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Consideration:
Cash	$23,626
Common stock issued	23,126

Fair value of total consideration transferred	$46,752

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$288
Accounts receivable, net	5,758
Property and equipment, net	1,307
Operating lease right-of-use assets	4,972
Deferred tax assets	1,327
Customer relationships	2,900
Trademark	200
Income and other taxes payable	(8,109)
Operating lease liabilities	(4,972)
Other assets and liabilities, net	(293)
Deferred tax liability	(1,436)

Total identifiable net assets assumed	1,942
Goodwill	44,810

Total	$46,752

The acquired customer relationships and trademark intangible assets have useful lives of two years and six months, respectively. Goodwill of $44.8 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization and it is not deductible for U.S. income tax purposes.

We recorded approximately $0.1 million and $1.5 million in transaction costs associated with this acquisition for the three and six months ended June 30, 2020, respectively. These costs were recorded within general and administrative expenses.

Pro forma results of operations for this acquisition have not been presented because they are not material to the condensed consolidated statements of operations and comprehensive loss.

2019 Acquisitions

Vivox

In January 2019, we completed the acquisition of 100% of the issued share capital of Mercer Road Corporation (“Vivox”) for consideration of $123.4 million payable in a combination of $119.0 million in cash and $4.4 million of our common stock. The total purchase price includes 348,739 common shares issued by us.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Vivox provides cross-platform voice and text communication tools for social experiences where players can communicate regardless of location in game play, on any platform, whether it is mobile, personal computer or console. The acquisition of Vivox was strategic in nature as we look to deliver more services for connected games and other use cases.

The acquired developed technology has an estimated useful life of six years. The acquired customer relationships and trademark intangible assets have useful lives of two years and four years, respectively. Goodwill of $94.2 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization and it is not deductible for U.S. income tax purposes.

deltaDNA

In September 2019, we completed the acquisition of 100% of the issued share capital of deltaDNA Limited (“deltaDNA”) for consideration of $53.1 million payable in a combination of $32.8 million in cash and $20.3 million of our common stock. The total purchase price includes 928,123 common shares issued by us.

deltaDNA provides analytics, messaging and ad campaign management tools to enable real-time player life-cycle management. The acquisition of deltaDNA was strategic in nature as we look to integrate deltaDNA’s engagement tools and services to support our monetization products.

The acquired developed technology has an estimated useful life of six years. The acquired customer relationships and trademark intangible assets have useful lives of two years and three years, respectively. Goodwill of $35.2 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization and it is not deductible for U.S. income tax purposes.

Artomatix

In December 2019, we completed the acquisition of 100% of the issued share capital of Artomatix Limited (“Artomatix”) for consideration of $48.8 million payable in a combination of $38.7 million in cash and $10.1 million of our common stock. The total purchase price includes 457,875 common shares issued by us.

Artomatix offers artificial intelligence (“AI”) and machine learning powered tools to simplify and automate parts of the 3D art creation process. The acquisition of Artomatix was strategic in nature as we look to expand our offering for 3D artists in addition to developers.

The acquired developed technology has an estimated useful life of six years. Goodwill of $39.0 million reflects the expected future benefits of certain synergies and acquired assembled workforce, which does not qualify for separate recognition as an identifiable intangible asset. The goodwill balance is not subject to amortization and it is not deductible for U.S. income tax purposes.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Other 2019 Acquisitions

During the year ended December 31, 2019, we completed other acquisitions and purchases of intangible assets for total consideration of approximately $8.2 million. In aggregate, $0.4 million represented cash acquired, $3.5 million was attributed to intangible assets and represents acquired developed technology, $0.4 million was attributed to other assets, $4.5 million was attributed to goodwill and $0.7 million was attributed to other liabilities assumed. These acquisitions generally enhance the breadth and depth of our offerings and expand our expertise in different functional areas. The goodwill balance is not subject to amortization and it is not deductible for U.S. income tax purposes.

We recorded $3.6 million in transaction costs associated with these acquisitions for the year ended December 31, 2019. These costs were recorded within general and administrative expenses.

5. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to net tangible and identifiable intangible assets acquired in business combinations.

The following table presents the changes in the carrying amount of goodwill for the six months ended June 30, 2020 (in thousands):

Balance as of December 31, 2019	$218,305
Goodwill from acquisition of Finger Food	44,810
Measurement period adjustments	(65)

Balance as of June 30, 2020	$263,050

Intangible Assets, Net

The following tables present details of our intangible assets, excluding goodwill (in thousands, except for weighted-average remaining useful life):

	As of December 31, 2019
	Weighted-Average Remaining Useful Life (1) (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	5.9	$75,708	$(20,339)	$55,369
Customer relationships	2.0	8,427	(4,123)	4,304
Trademark	3.6	3,207	(846)	2,361

Total intangible assets		$87,342	$(25,308)	$62,034

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	As of June 30, 2020
	Weighted-Average Remaining Useful Life (1) (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	5.8	$76,688	$(26,150)	$50,538
Customer relationships	2.0	11,327	(6,096)	5,231
Trademark	3.4	3,407	(1,356)	2,051

Total intangible assets		$91,422	$(33,602)	$57,820

(1)	Based on weighted-average useful life established as of the acquisition date.

The following table presents the amortization of finite-lived intangible assets included on our condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Amortization expense	$2,731	$4,150	$5,048	$8,294

As of June 30, 2020, the estimated future amortization of finite-lived intangible assets for each of the next five years and thereafter was as follows (in thousands):

Remainder of 2020	$8,582
2021	14,311
2022	11,703
2023	9,661
2024	9,497
Thereafter	4,066

Total	$57,820

6. Balance Sheet Components

The following tables provide details of selected balance sheet items (in thousands):

	As of
	December 31, 2019	June 30, 2020
Property and equipment, net:
Gross property and equipment
Leasehold improvements	$52,647	$56,536
Computer and other hardware	42,264	49,562
Furniture	21,416	23,370
Internally developed software	2,964	3,132
Purchased software	1,325	1,335
Construction in progress	6,645	12,159

Total gross property and equipment	127,261	146,094
Accumulated depreciation and amortization(1)	(48,285)	(59,110)

Property and equipment, net	$78,976	$86,984

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)	The following table presents the depreciation and amortization of property and equipment included on our condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Depreciation and amortization expense	$4,033	$6,050	$8,274	$11,716

Long-lived Assets, Net, by Geographic Area

The following table presents our long-lived assets, net, disaggregated by geography, which is comprised of our property and equipment, net, but excludes internally developed software and purchased software (in thousands):

	As of
	December 31, 2019	June 30, 2020
United States	$35,602	$36,988
Canada	10,396	12,942
United Kingdom	10,238	14,973
Greater China	6,097	5,638
EMEA, excluding United Kingdom(1)	10,475	10,727
APAC(1)	4,783	4,065
Other Americas, excluding Canada(1)	879	804

Total long-lived assets, net	$78,470	$86,137

(1)	No individual country, other than those disclosed above, exceeded 10% of our total long-lived assets, net, for any period presented.

	As of
	December 31, 2019	June 30, 2020
Accrued expenses and other current liabilities:
Accrued expenses	$36,217	$38,078
Accrued compensation	30,246	33,201

Accrued expenses and other current liabilities	$66,463	$71,279

7. Leases

We have operating leases for offices, data centers, and other equipment, which have remaining lease terms of less than one year to approximately 10.5 years, some of which include options to extend the lease with renewal terms from one to five years. Some leases include an option to terminate the lease from less than one year up to five years from the lease commencement date.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Components of lease expense were as follows (in thousands):

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Operating lease expense, excluding right-of-use asset impairment	$7,680	$14,793
Short-term lease expense	220	527
Variable lease expense	1,135	2,835
Sublease income	(8)	(26)

Total lease expense	$9,028	$18,129

Other information related to operating leases was as follows (in thousands):

Six Months Ended June 30, 2020
Cash paid for amounts included in the measurement of operating lease liabilities	$13,569
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$23,834

As of June 30, 2020, our operating leases had a weighted-average remaining lease term of 6.16 years and a weighted-average discount rate of 4.5%.

As of June 30, 2020, future minimum lease payments under our non-cancellable operating leases were as follows (in thousands):

Operating Leases (1)
Remainder of 2020	$15,744
2021	30,174
2022	26,283
2023	20,950
2024	18,099
Thereafter	41,178

Total future minimum lease payments	152,428
Less: imputed interest	(19,890)

Present value of lease liabilities	$132,538

(1)	Excludes future minimum payments for leases which have not yet commenced as of June 30, 2020.

As of June 30, 2020, we have entered into leases that have not yet commenced with future minimum lease payments of $151.7 million that are not yet reflected on our condensed consolidated balance sheets. These operating leases will commence in 2021 with lease terms of 10.25 to 11.75 years.

The operating lease liabilities and right-of-use assets as of June 30, 2020 include leases assumed in the acquisition of Finger Food if the remaining lease term at the acquisition date was determined to exceed one year. See Note 4, “Acquisitions,” of the Notes to Condensed Consolidated Financial Statements for further discussion.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8 . Borrowings

The following table provides details of our long-term debt (in thousands, except years and percentages):

	Maturity	Stated Annual Interest Rate	As of December 31, 2019	As of June 30, 2020
			Amount	Amount
Credit Facility:
Revolving Facility	2024	variable	$—	$125,000
LC Capacity	2024	variable	—	—

Total gross long-term debt			—	125,000
Unamortized debt issuance costs			—	(551)

Long-term debt			$—	$124,449

On December 20, 2019, we entered into a revolving credit agreement (the “Credit Agreement”), which provides for a committed revolving loan facility of up to $125.0 million (the “Revolving Facility”) and includes a $20.0 million letter of credit subfacility (the “LC Capacity” and together with the Revolving Facility, the “Credit Facility”). Borrowings under the Credit Facility are available for working capital and general corporate purposes.

At our option, we shall specify whether the loans made under the Revolving Facility is an Alternate Base Rate (“ABR”) borrowing or a Eurodollar borrowing, which then determines the annual interest rate. ABR borrowings bear interest at the ABR plus 0.50%. Eurodollar borrowings bear interest at the adjusted LIBO Rate plus 1.50%.

The ABR equals the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50%, and (iii) the sum of the adjusted one-month LIBO Rate for a Eurodollar borrowing plus 1.00%. The ABR is subject to a floor of 1.00%.

For ABR borrowings, interest is payable on the last day of March, June, September and December of each year. For Eurodollar borrowings, interest is payable on the last day of each interest period for the applicable borrowing, and if such interest period extends over three months, each day prior to the last day of each three-month interval during such interest period.

Commitments under the Revolving Facility are subject to a commitment fee of 0.25% on the difference between the total committed amount of the Revolving Facility on the one hand, and the amount drawn thereunder plus the aggregate amount of LC Capacity used on the other. An annual letter of credit fee of 1.50% of the average daily undrawn amount of the letters of credit issued thereunder is also payable quarterly. Letters of credit issued under the letter of credit subfacility are subject to a fronting fee of 0.125% on the average daily undrawn amount on such letters of credit.

The full $125.0 million was available for future borrowing under the Revolving Facility as of December 31, 2019. There were no commitment and fronting fees on the undrawn portion of the Credit Facility for the six months ended June 30, 2019.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On March 25, 2020, we gave notice to our applicable lenders requesting to borrow the full $125.0 million amount as a Eurodollar borrowing under our Revolving Facility. We received the proceeds on March 31, 2020. In connection with this borrowing, we recognized $0.7 million and $0.8 million in expense primarily related to the interest cost associated with this borrowing and partially due to commitment fees on the undrawn portion and amortization of debt issuance costs during the three and six months ended June 30, 2020. This amount is reported within “Interest expense” on our condensed consolidated statements of operations and comprehensive loss.

Under the Credit Agreement, we must maintain a minimum liquidity balance of $75.0 million as of the last day of the most recently completed four consecutive fiscal quarters, which commenced on June 30, 2020. The Credit Agreement contains customary conditions to borrowing, representations and warranties, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make investments, undergo corporate changes, make dispositions, prepay other indebtedness, pay dividends or other distributions and engage in transactions with our affiliates. We were in compliance in all material respects with the covenants in the Credit Agreement as of June 30, 2020. The obligations under the Credit Agreement are secured by a perfected security interest in (i) all of our tangible and intangible assets, except for certain customary excluded assets, and (ii) all of our ownership in capital stock of restricted subsidiaries (limited, in the case of the stock of non-U.S. subsidiaries and U.S. subsidiaries that have no material assets other than equity interests and/or indebtedness in foreign subsidiaries that are controlled foreign corporations, to 65% of the capital stock of such subsidiaries). The obligations under the Credit Agreement are also guaranteed by our existing and subsequently acquired or formed material domestic subsidiaries.

9. Commitments and Contingencies

During the six months ended June 30, 2020, there have been no significant changes in our purchase commitments as described in our consolidated financial statements for the year ended December 31, 2019.

Data Center Hosting Commitments

In March 2018, we entered into a cloud service agreement with a total term of six years. Under the agreement, we were granted access to use certain cloud services. The amended agreement was effective as of December 7, 2018 and has a total term of six years. Minimum annual commitments increase annually over the term of the agreement. The aggregate value of all annual minimum commitments over the contract term is $189.0 million. Total spend under the agreement for the six months ended June 30, 2019 and 2020 was approximately $18.9 million and $28.1 million, respectively. We expect to meet our remaining commitment.

Legal Matters

In the normal course of business, we are subject to various legal matters. We accrue a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible. Legal costs related to such potential losses are expensed as incurred. In addition, recoveries are shown as a reduction in legal costs in the period in which they are realized. With respect to our outstanding matters, based on our current knowledge, we believe that the

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

resolution of such matters will not, either individually or in aggregate, have a material adverse effect on our business or our consolidated financial statements. However, litigation is inherently uncertain, and the outcome of these matters cannot be predicted with certainty. Accordingly, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these matters.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters. Indemnification may include losses from our breach of such agreements, services we provide, or third-party intellectual property infringement claims. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of June 30, 2020, there have been no known events or circumstances that have resulted in a material indemnification liability to us and we did not incur material costs to defend lawsuits or settle claims related to these indemnifications.

Letters of Credit

We had $17.1 million and $22.4 million of secured letters of credit outstanding as of December 31, 2019 and June 30, 2020, respectively. These primarily relate to our office space leases and are fully collateralized by certificates of deposit which we record in restricted cash on our condensed consolidated balance sheets based on the term of the remaining restriction.

10. Stockholders’ Equity

Convertible Preferred Stock

The following table presents shares and amount of convertible preferred stock authorized, issued and outstanding, by series type (in thousands, except share data):

	As of December 31, 2019		As of June 30, 2020
	Shares	Amount	Shares	Amount
Series A	23,545,670	$7,372	23,545,670	$7,372
Series B	12,609,560	15,841	12,609,560	15,841
Series C	20,319,725	143,709	20,319,725	143,709
Series D	21,739,130	249,771	21,739,130	249,771
Series D-1	12,003,311	144,948	12,003,311	144,948
Series E	5,681,818	124,918	12,500,000	274,888

Total	95,899,214	$686,559	102,717,396	$836,529

In March 2020, we sold 6.8 million shares of convertible Series E preferred stock. The shares issued were outstanding as of June 30, 2020. The total transaction price of convertible preferred stock issued, net of issuance costs, was $150.0 million.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Each share of convertible Series A, B, C, D, D-1 and E preferred stock is convertible into one share of common stock. The holders of convertible Series A, B, C, D, D-1 and E preferred stock have various rights and preferences as follows:

Liquidation

In the event of any liquidation, dissolution, or winding up of our business, whether voluntary or involuntary, the holders of convertible Series A, B, C, D, D-1 and E preferred stock then outstanding are entitled to receive out of our assets available for distribution among the stockholders, and prior and in preference to any payment to the common stockholders, an amount per share equal to original issue price of $0.33, $1.26, $7.09, $11.50, $12.08, and $22.00 per share respectively, plus all declared but unpaid dividends, if any. If, upon the occurrence of such event, our assets legally available for distribution are insufficient to permit the payment to the holders of convertible Series A, B, C, D, D-1 and E preferred stock of the full preferential amount, then the entire assets available for distribution to stockholders shall be distributed to the holders of the convertible Series A, B, C, D, D-1 and E preferred stock ratably in proportion to the full preferential amounts that they would be entitled to receive pursuant to the preceding sentence of this section.

After the full preferential amounts due to the holders of convertible Series A, B, C, D, D-1 and E preferred stock pursuant to the section above have been paid or set aside, any of our remaining assets available for distribution to our stockholders shall be distributed to the holders of common stock ratably in proportion to the number of shares of common stock then held by each holder.

Dividends

All dividends are payable only when, as, and if declared by the Board of Directors, but only out of funds that are legally available, and are noncumulative. No dividends have been declared through June 30, 2020.

The holders of the convertible Series A, B, C, D, D-1 and E preferred stock shall be entitled to receive, prior and in preference to the holders of common stock, dividends at the rate of $0.03, $0.10, $0.57, $0.92, $0.97, and $1.76 per share, respectively, (as adjusted for any stock dividends, combinations, or splits with respect to such shares) per annum, payable out of funds legally available.

Conversion

Each share of convertible Series A, B, C, D, D-1 and E preferred stock is convertible, at the option of the holder, into a number of fully paid and nonassessable shares of common stock at the then-effective conversion price (currently $0.33, $1.26, $7.09, $11.50, $12.08, and $22.00 per share, respectively).

Each share of convertible Series A and B preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least a majority of the voting power represented by the then-outstanding shares of convertible Series A and B preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $25.0 million.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Each share of convertible Series C preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 60% of then-outstanding shares of convertible Series C preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million.

Each share of convertible Series D preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of the majority of then-outstanding shares of convertible Series D preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to June 5, 2019 (the “Price Protection Date”) at the price per share of at least $11.50 per share. The per share requirement set forth in clause (2) above shall not apply following the Price Protection Date.

Each share of convertible Series D-1 preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 70% of then-outstanding shares of convertible Series D-1 preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to June 5, 2019 at a price per share of at least $12.08.

Each share of convertible Series E preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the then-effective conversion price upon the vote or written consent of at least 79% of then-outstanding shares of convertible Series E preferred stock or the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1, covering the offer and sale of common stock (1) with aggregate gross proceeds to us (prior to underwriters’ commissions and expenses) in excess of $100.0 million, and (2) solely with respect to a firm commitment underwritten public offering that closes prior to February 14, 2020 at a price per share of at least $22.00.

The conversion price for convertible Series A, B, C, D, D-1 and E preferred stock is subject to adjustment from time to time for the effect of a stock split, stock dividend, or other similar distribution or in the case of certain recapitalizations or reorganizations. In the event we issue additional shares of common stock without consideration or for a consideration per share less than the applicable conversion price of a series of convertible Series A, B, C, D, D-1 and E preferred stock in effect on the date of and immediately prior to such issuance, the conversion price of the affected series of convertible Series A, B, C, D, D-1 and E preferred stock shall be reduced to a price determined by multiplying such conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares of common stock that the aggregated consideration received by us for the total number of additional shares of common stock so issued would purchase at such conversion price, and the denominator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of such additional shares of common stock so issued.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Voting

The holders of convertible Series A, B, C, D, D-1 and E preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which each share of convertible Series A, B, C, D, D-1 and E preferred stock is convertible. With respect to such vote, such holder has full voting rights and power equal to the voting rights of the holders of common stock, including to approve any merger, acquisition, or liquidation event.

Common Stock

In January 2020, we sold 4.5 million shares of our common stock. The total transaction price of the common stock issued was $100.0 million.

11. Stock-Based Compensation

We recorded stock-based compensation expense related to grants to employees, including those in connection with modified awards, on our condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Cost of revenue	$838	$690	$1,650	$1,247
Research and development	3,091	5,990	5,861	10,779
Sales and marketing	1,455	2,277	2,681	4,124
General and administrative	2,843	3,006	4,584	5,504

Total stock-based compensation expense	$8,227	$11,963	$14,776	$21,654

As of June 30, 2020, there was unrecognized compensation expense of $141.7 million to be recognized over the average remaining vesting period of 3.13 years. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain employees.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Stock Options

A summary of our stock option activity under the 2009 Stock Plan and 2019 Stock Plan is as follows:

	Options Outstanding
	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)
Balance as of December 31, 2019	42,728,180	$5.77	7.35
Granted	5,178,593	$18.69
Exercised	(1,160,219)	$3.39
Forfeited, cancelled or expired	(529,076)	$9.88

Balance as of June 30, 2020	46,217,478	$7.23

Ending options exercisable,
June 30, 2020	22,722,895	$3.69	5.94
Vested and expected to vest,
June 30, 2020	46,217,478	$7.23	7.19

In 2014, we issued nonplan options to purchase 4,250,000 shares of common stock, 8,500,000 when taking into effect the 2017 stock split, to our Chief Executive Officer (“CEO”) with an exercise price of $2.85 per share. These options vest over four years and were immediately exercisable. We accepted a promissory note receivable from our CEO in consideration for the early exercise of these nonplan options. The note receivable, totaling $12.1 million, bears interest at a rate of 1.72% and has a term of seven years. The promissory note receivable is considered nonrecourse. Due to the nonrecourse nature of the notes, the resulting exercise of the nonplan options was determined to not be substantive. Therefore, we did not reflect the exercise of the stock options or the note receivable for accounting purposes on our consolidated balance sheets at the time the promissory note was executed. The shares issued are considered restricted until the note is repaid.

During 2016, $4.2 million of the note was partially repaid and an amended promissory note was put in place for an amount of $8.0 million bearing interest at a rate of 1.72% and with a remaining term of five years. For accounting and reporting purposes, the repayment of the note was considered to be a $4.2 million exercise of stock options for the year ended December 31, 2016. In June 2020, our CEO fully repaid the $8.0 million principal balance and $0.9 million in related interest of the nonrecourse promissory note that we issued in 2016. For accounting and reporting purposes, the repayment of the note was considered to be an $8.9 million exercise of stock options for the three and six months ended June 30, 2020.

The aggregate pretax intrinsic value of stock options exercised during the six months ended June 30, 2019 and 2020 was $11.9 million and $16.3 million, respectively. The intrinsic value is the difference between the estimated fair value of our common stock on the date of exercise and the exercise price for in-the-money options. The fair value of stock options vested during the six months ended June 30, 2020 was $15.3 million. The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2020 was $9.96 per share.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The calculated grant-date fair value of stock option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

Six Months Ended
June 30, 2020
Expected dividend yield	—
Risk-free interest rate	0.4% - 0.6%
Expected volatility	33.8% - 36.3%
Expected term (in years)	6.00
Fair value of underlying common stock	$22.00 - $25.72

The expected term is based on the vesting terms, estimated exercise behavior, post-vesting cancellations and contractual terms of the awards. We do not plan to pay cash dividends in the foreseeable future; therefore, we used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect at the time of grant with maturities equal to the grant’s expected term. The expected volatility is based on historical volatility of peer companies. The fair value of common stock is estimated based on observable transactions in the secondary market.

Restricted Stock Units (“RSUs”)

A summary of our RSU activity under the 2019 Stock Plan is as follows:

	Unvested Restricted Stock Units
	Number of Shares	Weighted- Average Grant-Date Fair Value
Unvested as of December 31, 2019	2,849,378	$22.06
Granted	4,106,018	$24.56
Vested	—	$—
Forfeited	(70,040)	$22.48

Unvested as of June 30, 2020	6,885,356	$23.54

The RSUs granted are subject to both a service-based vesting condition, which is satisfied over two to four years, and a liquidity event vesting condition, which will be satisfied on the earlier of: (i) a change in control event or (ii) the completion of an initial public offering of common stock (collectively, an “Initial Event”).

We have not recorded any stock-based compensation expense for the RSUs as of June 30, 2020 because an Initial Event has not occurred. If an Initial Event occurs in the future, we will record cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been satisfied prior to the Initial Event. If an Initial Event had occurred on June 30, 2020, we would have recorded cumulative stock-based compensation expense of $28.1 million, and we would expect to recognize the remaining $133.9 million of unrecognized stock-based compensation expense over a weighted-average period of 2.31 years.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

12. Income Taxes

Our tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter, we update the estimated annual effective tax rate and make a year-to-date adjustment to the provision. The estimated annual effective tax rate is subject to volatility due to several factors, including variability in accurately predicting our pre-tax income or loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, and tax law developments.

Our effective tax rate for the three and six months ended June 30, 2019 differs from the U.S. federal statutory tax rate of 21% primarily due to an income tax benefit recognized in the quarter as a result of a partial release of our valuation allowance against our U.S. deferred tax assets in connection with business combinations, as well as a reversal of unrecognized tax benefits due to expiration of the statute of limitations. Our effective tax rate for the three and six months ended June 30, 2020 differs from the U.S. federal statutory tax rate of 21% primarily due to foreign earnings being taxed at different tax rates, losses that cannot be benefited due to the valuation allowance on United States and Denmark entities, and reversal of unrecognized tax benefits due to statute of limitations expiration.

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. We regularly assess the ability to realize our deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Due to the weight of objectively verifiable negative evidence, including our history of losses, we believe that it is more likely than not that our U.S. federal, certain state, and Denmark deferred tax assets will not be realized as of the year ended December 31, 2019 and as of June 30, 2020, respectively, and as such, we have maintained a full valuation allowance against such deferred tax assets.

As of June 30, 2020, we had $36.3 million of gross unrecognized tax benefits, of which $7.7 million would impact the effective tax rate, if recognized. It is reasonably possible that the amount of unrecognized tax benefits as of June 30, 2020 could increase or decrease significantly due to the lapse of statutes of limitations within the next 12 months. As a result, the amount of unrecognized tax benefits may decrease by as much as $2.0 million. We believe that we have adequately provided for any reasonably foreseeable outcome related to our tax audits and that any settlement will not have a material impact on our financial condition and operating results at this time.

On June 29, 2020, the California Governor signed into law the 2020 Budget Act. The 2020 Budget Act temporarily suspends the utilization of net operating losses and limits the utilization of research credits to $5.0 million annually for 2020, 2021 and 2022. We are continuing to assess the 2020 Budget Act, but we currently do not expect any material impact to our condensed consolidated financial statements.

13. Net Loss per Share of Common Stock

Basic net loss per share attributable to our common stockholders is computed using the weighted-average number of common shares outstanding during the period, less shares subject to

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

repurchase. Diluted net loss per share is the same as basic net loss per share for all periods presented because the effects of potentially dilutive items were antidilutive given our net loss in each period presented. Potentially dilutive common shares result from the assumed exercise of outstanding stock options and assumed vesting of outstanding RSUs, both using the treasury stock method.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
Basic and diluted net loss per share
Numerator:
Net loss attributable to our common stockholders	$(35,048)	$(27,351)	$(67,062)	$(54,087)
Denominator:
Weighted-average common shares used in per share computation, basic and diluted	111,646	129,826	109,706	128,804

Net loss per share, basic and diluted	$(0.31)	$(0.21)	$(0.61)	$(0.42)

The following table presents the forms of antidilutive potential common shares excluded from the computation of diluted net loss per share for the following periods (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
Convertible preferred stock	102,674	102,717	102,674	102,717
Stock options	44,611	46,217	44,611	46,217

There were no RSUs issued or outstanding as of June 30, 2019. The table above does not include the 6.9 million RSUs issued as of June 30, 2020, as these RSUs are subject to a liquidity event vesting condition that was not considered probable as of this date.

Unaudited Pro Forma Net Loss per Share

The calculation of pro forma net loss per share attributable to common stockholders gives effect to the conversion of the Company’s convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later. The pro forma share amounts also give effect to the weighted-average issuance of the portion of the Company’s RSUs for which the service and liquidity event vesting conditions had been satisfied as of June 30, 2020.

The calculation of net loss used in computing pro forma net loss per share in the table below gives effect to the stock-based compensation expense of $24.5 million the Company would have recognized if an Initial Event had occurred at the beginning of the most recently completed fiscal year.

UNITY SOFTWARE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the calculation of unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2020 (in thousands, except per share data):

Six months ended June 30, 2020
Numerator:
Net loss attributable to our common stockholders	$(54,087)
Pro forma adjustment to reflect stock-based compensation expense recognized from assumed vesting of RSUs	(24,476)

Net loss used in calculating pro forma loss per share attributable to our common stockholders, basic and diluted	$(78,563)

Denominator:
Weighted-average common shares used in per share computation, basic and diluted	128,804
Pro forma adjustment to reflect assumed conversion of outstanding convertible preferred stock	99,346
Pro forma adjustment to reflect assumed vesting of RSUs outstanding	60

Weighted-average common shares used in pro forma per share computation, basic and diluted	228,210

Pro forma net loss per share attributable to our common stockholders, basic and diluted	$(0.34)

14. Subsequent Events

We have evaluated the impact of all subsequent events from June 30, 2020 through August 4, 2020, which is the date the condensed consolidated financial statements were available to be issued, and have determined that, other than the transactions discussed below, there were no subsequent events requiring adjustment or disclosure in our condensed consolidated financial statements.

In July 2020, we completed the acquisition of a company that designs and develops version control technology for a variety of industries. The acquisition was not significant.

In September 2020, we entered into an agreement to issue 750,000 shares of our common stock to a charitable foundation contingent upon the completion of our initial public offering. We expect to recognize a one-time charge of approximately $34.5 million in the third quarter of 2020 related to this agreement. The actual expense recognized may differ as it will be measured based on the fair value of our common stock at the time of donation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$156,734
FINRA filing fee	181,625
Exchange listing fee	150,000
Accountants’ fees and expenses	2,540,000
Legal fees and expenses	3,100,000
Transfer Agent’s fees and expenses	10,000
Printing and engraving expenses	425,000
Miscellaneous expenses	2,136,641

Total expenses	$8,700,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

The indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2017 we have issued the following unregistered securities:

Preferred Stock and Common Stock Issuances

In June 2017, we issued an aggregate of 21,739,130 shares of our convertible Series D preferred stock to two accredited investors at a purchase price of $11.50 per share, for an aggregate purchase price of $249,999,995.

Between July 2017 and August 2017, we issued an aggregate of 11,462,888 shares of our common stock to one accredited investor at purchase prices ranging from $9.75 to $12.25 per share, for an aggregate purchase price of $119,848,615.

In June 2018, we issued an aggregate of 12,003,311 shares of our convertible Series D1 preferred stock to eight accredited investors at a purchase price of $12.08 per share, for an aggregate purchase price of $144,999,997.

In October 2018, we issued an aggregate of 1,032,620 shares of our common stock to four accredited investors at a purchase price of $12.50 per share, for an aggregate purchase price of $12,907,750.

In May 2019, we issued an aggregate of 5,000,000 shares of our common stock to three accredited investors at a purchase price of $20.00 per share, for an aggregate purchase price of $100,000,000.

Between May 2019 and March 2020, we issued an aggregate of 12,500,000 shares of our convertible Series E preferred stock to six accredited investors at a purchase price of $22.00 per share, for an aggregate purchase price of $275,000,000.

Between August 2019 and September 2019, we issued an aggregate of 12,302,931 shares of our common stock to two accredited investors at purchase prices ranging from $20.00 to $22.00, for an aggregate purchase price of $250,000,008.

Between September 2019 and October 2019, we issued an aggregate of 4,812,816 shares of our common stock to two accredited investors at a purchase price of $22.00 per share, for an aggregate purchase price of $105,881,952.

In December 2019, we issued 457,875 shares of our common stock to two accredited investors at a purchase price of $22.10 per share, for an aggregate purchase price of $10,119,038.

Between December 2019 and January 2020, we issued an aggregate of 4,726,732 shares of our common stock to two accredited investors at a purchase price ranging from $22.00 to $24.10 per share, for an aggregate purchase price of $104,318,540.

Plan-Related Issuances

From January 1, 2017 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 37,421,621 shares of our common stock under the 2009 Plan and 2019 Plan at exercise prices ranging from $3.94 to $19.62 per share.

From January 1, 2017 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers RSUs for an aggregate of 6,989,827 shares of our common stock under the 2019 Plan.

From January 1, 2017 through the date of this registration statement, we issued to certain directors, officers, employees, consultants and other service providers an aggregate of 17,087,752 shares of our common stock upon the exercise of options under the 2009 Plan and 2019 Plan at exercise prices ranging from $0.008 to $19.62 per share.

Issuances in Connection with Acquisitions

From January 1, 2017 through the date of this registration statement, we issued 2,837,928 shares of our common stock in business acquisition transactions.

Other Issuances

In July 2017, we issued 111,000 shares of our common stock to one accredited investor at a per share exercise price of $0.394 pursuant to the exercise of a warrant.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3 (b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering.

4.1*	Specimen common stock certificate of the Registrant.

4.2*	Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated May 7, 2019.

5.1*	Opinion of Cooley LLP.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*+	Unity Software Inc. 2009 Stock Plan and related form agreements.

10.3*+	Unity Software Inc. 2019 Stock Plan and related form agreements.

10.4*+	Unity Software Inc. 2020 Equity Incentive Plan and related form agreements.

10.5*+	Unity Software Inc. 2020 Employee Stock Purchase Plan and related form agreements.

10.6*+	Non-Employee Director Compensation Policy.

10.7*	Office Lease, dated November 25, 2015, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF, as amended by (i) the First Amendment to Office Lease, dated August 1, 2018, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF, and (ii) the Second Amendment to Office Lease, dated January 23, 2017, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF.

10.8*	Commercial Lease Agreement, dated September 1, 2015, by and between PFA Enjendomme A/S and Unity Technologies ApS.

10.9*	Revolving Credit Agreement, dated as of December 20, 2019, among the Registrant, the Lenders party thereto, the Issuing Banks party thereto and Barclays Bank PLC.

10.10*+	Offer Letter Agreement, dated October 21, 2014, by and between Unity Technologies SF and John Riccitiello.

10.11*+	Confirmatory Offer Letter, dated July 27, 2020, by and between Unity Technologies ApS and Brett Bibby.

10.12*+	Form of Confirmatory Offer Letter between Unity Technologies SF and each of its executive officers other than John Riccitiello, Brett Bibby, and Dave Rhodes.

10.13*+	Confirmatory Offer Letter dated July 23, 2020, by and between the Unity Technologies SF and Dave Rhodes.

10.14*+	Unity Software Inc. G&A Executive Severance Plan.

10.15*+	Unity Software Inc. Senior Executive Severance Plan.

10.16*+	Unity Software Inc. Cash Incentive Bonus Plan.

Exhibit Number	Description of Exhibit

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

23.3*	Consent of Altman Vilandrie & Company.

24.1*	Power of Attorney.

*	Previously filed.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on September 16, 2020.

UNITY SOFTWARE INC.

By:	/s/ John Riccitiello
John Riccitiello
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Riccitiello John Riccitiello	President, Chief Executive Officer, and Director (Principal Executive Officer)	September 16, 2020

/s/ Kimberly Jabal Kimberly Jabal	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 16, 2020

* Roelof Botha	Director	September 16, 2020

* Mary Schmidt Campbell, Ph.D.	Director	September 16, 2020

* Egon Durban	Director	September 16, 2020

* David Helgason	Director	September 16, 2020

* Alyssa Henry	Director	September 16, 2020

* Barry Schuler	Director	September 16, 2020

* Robynne Sisco	Director	September 16, 2020

* Luis Felipe Visoso	Director	September 16, 2020

*By:	/s/ John Riccitiello
Attorney-in-Fact